Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on November 1, 2021. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Clarus Therapeutics Holdings, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	2836	85-1231852
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

555 Skokie Boulevard, Suite 340

Northbrook, Illinois 60062

(847) 562-4300

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Robert E. Dudley, Ph.D.

Chief Executive Officer

555 Skokie Boulevard, Suite 340

Northbrook, Illinois 60062

(847) 562-4300

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Mitchell S. Bloom, Esq. Marianne Sarrazin, Esq. Goodwin Procter LLP Three Embarcadero Center, 28th Floor San Francisco, California 94111 Tel: (415) 733-6000	James T. Seery Duane Morris LLP 1540 Broadway New York, New York 10036 Tel: (212) 692-1000 Fax: (212) 692-1020

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 under the Securities Exchange Act of 1934:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐

CALCULATION OF REGISTRATION FEE

TITLE OF SECURITIES BEING REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)(2)	AMOUNT OF REGISTRATION FEE(2)
Common stock, $0.0001 par value per share	$	$

(1)	Includes additional shares that the underwriters have the option to purchase.
(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 1, 2021

PRELIMINARY PROSPECTUS

            Shares

Common Stock

We are offering          shares of our common stock, par value $0.0001 per share (the “Common Stock”). The Common Stock is listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “CRXT.” On             2021, the last reported sale price of the Common Stock on Nasdaq was $         per share. The final public offering price will be determined through negotiation between us and the lead underwriters in the offering and the most recent market price used throughout the prospectus may not be indicative of the actual offering price.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and our other filings with the Securities and Exchange Commission.

Investing in our securities involves a high degree of risk. See the “Risk Factors” section beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts(1)	$	$

Proceeds to Clarus Therapeutics Holdings, Inc. before expenses	$	$

(1)	See “Underwriting” for additional disclosure regarding underwriting compensation.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to                 additional shares of Common Stock from us, at the public offering price, less the underwriting discounts and commissions. If the underwriters exercise their option in full, the total underwriting discounts and commissions payable by us will be $                , and the total proceeds to us, before estimated expenses, will be $                .

The underwriters expect to deliver the shares against payment on or about                , 2021.

Joint Bookrunners

Cantor	Oppenheimer & Co.

The date of this prospectus is             , 2021.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the cover of this prospectus.

Persons who come into possession of this prospectus and any applicable free writing prospectus in any jurisdictions outside of the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

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ABOUT CLARUS THERAPEUTICS HOLDINGS AND THE BUSINESS COMBINATION

On September 9, 2021 (the “Closing Date”), Clarus Therapeutics Holdings, Inc., a Delaware corporation (f/k/a Blue Water Acquisition Corp.), consummated the previously announced business combination pursuant to the terms of the Merger Agreement, by and among Blue Water, Blue Water Merger Sub Corp., a Delaware corporation (“Merger Sub”) and Clarus Therapeutics, Inc., a Delaware corporation (“Legacy Clarus”).

Pursuant to the terms of the Merger Agreement, a business combination between Blue Water and Legacy Clarus was effected through the merger of Merger Sub with and into Legacy Clarus, with Legacy Clarus surviving as the post-merger company and as a wholly owned subsidiary of Blue Water. On the Closing Date, the registrant changed its name from Blue Water Acquisition Corp. to Clarus Therapeutics Holdings, Inc. (the “Combined Entity”).

Unless the context indicates otherwise, references in this prospectus to the “Company,” “Clarus,” “we,” “us,” “our,” “Combined Entity” and similar terms refer to Clarus Therapeutics Holdings, Inc. (formerly known as Blue Water Acquisition Corp.) and its consolidated subsidiaries (including Legacy Clarus). References to “Blue Water” refer to our predecessor company prior to the consummation of the Merger.

In addition, in this prospectus, unless otherwise stated or the context otherwise requires:

•	“Blue Water” means Blue Water Acquisition Corp., a Delaware corporation, which was renamed “Clarus Therapeutics Holdings, Inc.” in connection with the Closing.

•	“Blue Water IPO,” “IPO” or “Initial Public Offering” means Blue Water’s initial public offering that was consummated on December 17, 2020.

•	“Board” means the board of directors of Clarus.

•	“Business Combination” means the Merger and the other transactions contemplated by the Merger Agreement.

•	“Bylaws” means the Amended and Restated Bylaws of Clarus Therapeutics Holdings, Inc.

•	“Certificate of Incorporation” means the Second Amended and Restated Certificate of Incorporation of Clarus Therapeutics Holdings, Inc.

•	“Closing” means the closing of the Business Combination.

•	“Code” means the Internal Revenue Code of 1986, as amended.

•	“DGCL” means the General Corporation Law of the State of Delaware, as amended.

•	“Effective Time” means the effective time of the Merger in accordance with the Merger Agreement.

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

•	“Founder Shares” means Class B common stock purchased by the Sponsor on June 30, 2020.

•

“Merger” means the merger of Merger Sub with and into Legacy Clarus, with Legacy Clarus continuing as the surviving corporation and as a wholly-owned subsidiary of the Company, in accordance with the terms of the Merger Agreement.

•

“Merger Agreement” means the Agreement and Plan of Merger, dated April 27, 2021, and as it may further be amended or supplemented from time to time, by and among Blue Water, Merger Sub and Legacy Clarus.

•

“Placement Warrants” means 3,445,000 warrants to purchase shares of Common Stock issued to the Sponsor in the private placement (including the additional warrants purchased after the Blue Water IPO in connection with the overallotment securities issued to Blue Water’s underwriters). Each Placement Warrant entitles the holder thereof to purchase one share of Common Stock for $11.50 per share.

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•	“Public Warrants” means warrants underlying the Units issued in the Blue Water IPO. Each Public Warrant entitles the holder thereof to purchase one share of Common Stock for $11.50 per share.

•	“SEC” means the U.S. Securities and Exchange Commission.

•	“Securities Act” means the Securities Act of 1933, as amended.

•	“Sponsor” means Blue Water Sponsor LLC.

•	“Warrants” means any of the Placement Warrants and the Public Warrants.

•	“Warrant Agreement” means that certain Warrant Agreement, dated December 15, 2020, between Blue Water and Continental Stock Transfer & Trust Company, as the warrant agent

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of present or historical fact included in this prospectus, our future financial performance, strategy, expansion plans, future operations, future operating results, estimated revenues, losses, projected costs, prospects, plans and objectives of management are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of such terms or other similar expressions. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus. We caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond our control.

Forward-looking statements in this prospectus may include, for example, statements about:

•	our ability to realize the benefits from the Business Combination;

•

our commercialization efforts of JATENZO, the nature and success of our ongoing and planned commercialization activities and strategy, our pricing and reimbursement of JATENZO, and related assumptions;

•	the ability to maintain the listing of the Common Stock on the Nasdaq Global Market;

•	future financial performance;

•	potential liquidity and trading of our securities;

•	the impact from the outcome of any known and unknown litigation;

•	our ability to forecast and maintain an adequate rate of revenue growth and appropriately plan expenses;

•	expectations regarding future expenditures;

•	the future mix of revenue and effect on gross margins;

•	the attraction and retention of qualified directors, officers, employees and key personnel;

•	our ability to compete effectively in a competitive industry;

•	our ability to protect and enhance our corporate reputation and brand;

•	expectations concerning our relationships and actions with third parties;

•	the impact from future regulatory, judicial, and legislative changes in our industry;

•	the ability to locate and acquire complementary products or product candidates and integrate those into our business;

•	our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others;

•	future arrangements with, or investments in, other entities or associations;

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•	the impact of the COVID-19 pandemic on our commercialization efforts of JATENZO, regulatory submissions and potential approvals, and our business generally;

•	intense competition and competitive pressures from other companies in the industries in which we operate; and

•	other economic, business and/or competitive factors, risks and uncertainties, including those set forth in this prospectus in the section entitled “Risk Factors.”

All of these forward-looking statements are subject to a number of risks and uncertainties, including those set forth in this prospectus in the section entitled “Risk Factors.” Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Additional cautionary statements or discussions of risks and uncertainties that could affect our results or the achievement of the expectations described in forward-looking statements may also be contained in any accompanying prospectus supplement.

Should one or more of the risks or uncertainties described in this prospectus, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the section entitled “Risk Factors” and in our periodic filings with the SEC. Our SEC filings are available publicly on the SEC’s website at www.sec.gov.

You should read this prospectus and any accompanying prospectus supplement completely and with the understanding that our actual future results, levels of activity and performance as well as other events and circumstances may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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PROSPECTUS SUMMARY

This summary highlights selected information appearing in this prospectus. Because it is a summary, it may not contain all of the information that may be important to you. To understand this offering fully, you should read this entire prospectus carefully, including the information set forth in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Business” and the consolidated financial statements and related notes included elsewhere in this prospectus before making an investment decision.

The Company

We are a pharmaceutical company focused on the commercialization of JATENZO, an oral T-replacement therapy approved by the U.S. Food and Drug Administration (“FDA”). Our primary goal is to make JATENZO the preferred choice for T-replacement therapy among men with T-deficiency accompanied by an associated medical condition, referred to as hypogonadism. In parallel, we plan to develop into a pharmaceutical company initially focused on the development and commercialization of T and metabolic therapies for men and women.

Background

Blue Water was a blank check company incorporated in Delaware on May 22, 2020 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

On September 9, 2021, Clarus Therapeutics Holdings, Inc., a Delaware corporation (f/k/a Blue Water Acquisition Corp.), consummated the previously announced business combination pursuant to the terms of the Merger Agreement by and among Blue Water, Merger Sub and Legacy Clarus in which Merger Sub merged with and into Legacy Clarus, with Legacy Clarus surviving as the post-merger company and as a wholly owned subsidiary of Clarus Therapeutics Holdings, Inc. On the Closing Date, we changed our name from Blue Water Acquisition Corp. to Clarus Therapeutics Holdings, Inc.

In accordance with the terms and subject to the conditions of the Merger Agreement, at the Effective Time:

A.	an aggregate of 17,751,348 shares of Class A common stock, par value $0.0001 per share, of Blue Water (“Blue Water Class A common stock”) were issued to the holders of:

(i)	certain shares of Legacy Clarus preferred stock issued and outstanding immediately prior to the Effective Time (such shares, the “Legacy Clarus Consideration-Receiving Preferred Stock”); and

(ii)	the holders of certain convertible and non-convertible promissory notes of Legacy Clarus outstanding as of the Effective Time (such notes, the “Legacy Clarus Consideration-Receiving Notes”);

B.

warrants to purchase an aggregate 61,146 shares of Legacy Clarus stock were converted into warrants to purchase an aggregate 9,246 shares of Common Stock (such converting warrants, the “Legacy Clarus Converting Warrants”) and

C.

all shares of Legacy Clarus capital stock (other than the Legacy Clarus Consideration-Receiving Preferred Stock), and all outstanding options, warrants or rights to purchase or subscribe for any Legacy Clarus capital stock, securities convertible into or exchangeable for, or that otherwise conferred on the holder any right to acquire any capital stock of Legacy Clarus (in each case, other

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than the Legacy Clarus Consideration-Receiving Notes and the Legacy Clarus Converting Warrants), whether or not exercised prior to the Effective Time, were cancelled, retired and terminated without any consideration or any liability to Legacy Clarus with respect thereto. In addition, all shares of Class B common stock, par value $0.0001 per share, of Blue Water (“Blue Water Class B common stock”, and together with the Blue Water Class A common stock, the “Blue Water common stock”) were converted into Blue Water Class A common stock in accordance with Blue Water’s amended and restated certificate of incorporation (the “Blue Water Charter”).

Following the Effective Time, upon filing of the Certificate of Incorporation, all shares of Blue Water common stock were redesignated as Common Stock.

The Common Stock and Public Warrants are currently listed on Nasdaq under the symbols “CRXT” and “CRXTW,” respectively.

The rights of holders of the Common Stock and Warrants are governed by the Certificate of Incorporation, the Bylaws and the DGCL, and, in the case of the Warrants, the Warrant Agreement. See the sections entitled “Description of Securities” and “Certain Relationships and Related Party Transactions.”

Risks Associated with Our Business

Our ability to implement our business strategy is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the section entitled “Risk Factors,” following this prospectus summary. These risks include the following, among others:

•	There is substantial doubt about our ability to continue as a going concern.

•

We have incurred significant indebtedness in connection with our business and servicing our debt requires a significant amount of cash. We may not have sufficient cash flow from our operations to satisfy the financial covenants in our debt agreements. The holders of our senior secured notes agreed to defer interest payments on the notes to March 1, 2022, and we have agreed, among other things, to commence a process to refinance, redeem or repay all notes outstanding under the indenture. We may not receive a waiver of default for outstanding indebtedness for which we may be in default in the future.

•	We have identified material weaknesses in our internal control over financial reporting, and we may identify future material weaknesses in our internal control over financial reporting.

•	JATENZO is the only approved product we are commercializing, and we depend almost entirely on its success.

•	We have limited experience as a commercial company and the marketing and sale of JATENZO or any future approved drugs may be unsuccessful or less successful than anticipated.

•	Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

•	Our reliance on third-party suppliers and distributors could harm our ability to commercialize JATENZO.

•	The ongoing COVID-19 pandemic is having, and is expected to have, an adverse impact on our business.

•

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found to have improperly promoted off-label uses, we may become subject to significant liability.

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Even though we have received marketing approval for JATENZO in the United States, we may never receive marketing approval outside of the United States, or receive pricing and reimbursement outside the United States at acceptable levels.

•	Recent federal legislation may increase pressure to reduce prices of certain pharmaceutical products paid for by Medicare.

•

Testosterone (T) is a Schedule III (non-narcotic) substance under the Controlled Substances Act and any failure to comply with this act or its state equivalents would have a negative impact on our business.

•	If coverage and reimbursement for JATENZO are limited, it may be difficult to profitably sell JATENZO.

•	Our market is subject to intense competition.

•	If we are unable to obtain or protect intellectual property rights related to JATENZO, we may not be able to compete effectively in our market.

•	We may be involved in lawsuits and proceedings to protect or enforce our patents, which could be expensive, time consuming and unsuccessful.

•	We will need to grow our company, and may encounter difficulties in managing this growth.

•	Our future success depends on our ability to retain our chief executive officer, chief financial officer and chief commercial officer and to attract, retain and motivate qualified personnel.

•	Our debt agreements contain restrictions that limit our flexibility in operating our business.

Corporate Information

The mailing address for our principal executive office is 555 Skokie Boulevard, Suite 340, Northbrook, Illinois 60062, and our telephone number is (847) 562-4300. Our website address is https://clarustherapeutics.com. The information contained in or accessible from our website is not incorporated into this prospectus, and you should not consider it part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of our first fiscal year following the fifth anniversary of Blue Water’s IPO, (b) the last date of our fiscal year in which we have total annual gross revenue of at least $1.07 billion, (c) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as the market value of the Common Stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of the Common Stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

As a result, the information in this prospectus and that we provide to our investors in the future may be different than what you might receive from other public reporting companies.

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THE OFFERING

Common Stock offered by us	shares

Common Stock to be outstanding after this offering	shares

Option to purchase additional shares	We have granted the underwriters the option to purchase up to an additional shares of Common Stock. The underwriters can exercise this option at any time within 30 days after the date of this prospectus.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares of Common Stock from us is exercised in full), based on the assumed public offering price of $ per share, the last reported sale of the Common Stock on the Nasdaq Global Market on , 2021 after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds we receive from this offering, together with our existing cash, for general corporate purposes. See “Use of Proceeds” for additional information.

Risk Factors	Before investing in our securities, you should carefully read and consider the information set forth in “Risk Factors” beginning on page 6.

Nasdaq ticker symbol	“CRXT”

The number of shares of Common Stock to be outstanding after this offering set forth above is based on 21,725,817 shares of Common Stock outstanding as of June 30, 2021, as adjusted for the closing of the Business Combination, redemption of shares of Common Stock, separation of the Units issued in the Blue Water IPO, and issuance of 17,751,348 shares on the Closing Date to the Legacy Clarus securityholders, and reclassification of all shares into Common Stock and excludes:

•

3,475,000 shares of Common Stock reserved for issuance under the 2021 Stock Option and Incentive Plan (the “2021 Plan”), which became effective on the Closing Date, as well as any automatic increases in the number of Common Stock reserved for issuance under the 2021 Plan;

•

347,500 shares of Common Stock reserved for issuance under the Employee Stock Purchase Plan (“ESPP”), which became effective on the Closing Date, as well as any automatic increases in the number of common shares reserved for issuance under the ESPP, as well as any automatic increases in the number of Common Stock reserved for issuance under the ESPP;

•	up to 9,915,000 shares of Common Stock issuable upon the exercise of the Warrants, at an exercise price of $11.50 per share; and

•

up to 9,246 shares of common stock issuable upon the exercise of Legacy Clarus Converting Warrants as of the Closing Date, at an exercise price of $20.74 per share that were assumed in the Business Combination.

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In addition, unless we specifically state otherwise, all information in this prospectus assumes:

•	no exercise of the outstanding Warrants or Legacy Clarus Converting Warrants described above; and

•	no exercise of the underwriters’ option to purchase additional shares.

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RISK FACTORS

Investing in our securities involves risks. Before you make a decision to buy our securities, in addition to the risks and uncertainties discussed above under “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the specific risks set forth herein. If any of these risks actually occur, it may materially harm our business, financial condition, liquidity and results of operations. As a result, the market price of our securities could decline, and you could lose all or part of your investment. Additionally, the risks and uncertainties described in this prospectus or any prospectus supplement are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may become material and adversely affect our business.

Risks Related to Business Operations and Commercialization

We have incurred significant operating losses and there is substantial doubt about our ability to continue as a going concern, which may affect our ability to obtain future financing and may require us to curtail our operations. We will need to raise additional capital to support our operations.

We have experienced negative operating cash flows and have accumulated significant accrued liabilities. Our net loss was $18.1 million and $33.5 million for the three and six months ended June 30, 2021, respectively. and we had an accumulated deficit of $359.3 million as of June 30, 2021. Although we completed the Business Combination in September 2021, we expect that our revenue generated from the sales of JATENZO along with existing cash and cash equivalents of $10.3 million as of June 30, 2021 and proceeds from the Merger will not be sufficient to fund our operating expenses in order to maximize the commercial launch of JATENZO and capital expenditure requirements.

We plan to seek additional funding through the expansion of our commercial efforts to grow JATENZO and our operating cash flow, business development efforts to out-license JATENZO internationally, equity financings, debt financings, or other capital sources including collaborations with other companies or other strategic arrangements with third parties. There can be no assurance that these future financing efforts will be successful. If we are unable to obtain funding or generate operating cash flow, we will be forced to delay, reduce or eliminate some or all of its product portfolio expansion or commercialization efforts, which could adversely affect our business prospects, or we may be unable to continue operations.

Based on our recurring losses from operations incurred since inception, expectation of continuing operating losses for the foreseeable future, and need to raise additional capital to finance our future operations, we have concluded that our cash and cash equivalents will not be sufficient to fund our operating expenses, capital expenditure requirements and debt service payments through at least the next twelve months and that there is substantial doubt about our ability to continue as a going concern. Our unaudited financial statements contained elsewhere in this prospectus do not include any adjustments that might result from the outcome of this uncertainty. Additionally, our independent registered public accounting firm’s report for the year ended December 31, 2020 contained an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern.

Legacy Clarus has incurred significant indebtedness in connection with our business and servicing its debt requires a significant amount of cash. Legacy Clarus may not have sufficient cash flow from operations to satisfy the financial covenants in its debt agreements. Legacy Clarus may not receive a waiver of default for outstanding indebtedness for which Legacy Clarus may be in default in the future.

In March 2020, Legacy Clarus issued and sold senior secured notes to certain purchasers. The terms of the senior secured notes provide for semi-annual payments on March 1 and September 1. Until March 2022, only interest is payable on the notes. Legacy Clarus did not pay interest of approximately $2.9 million due September 1, 2021. On September 28, 2021, Legacy Clarus and the noteholders entered into Supplemental

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Indenture No. 3, which supplements the existing indenture, pursuant to which they agreed to defer the September 1, 2021 interest payment to March 1, 2022, at an increased interest rate of 18.5%. Pursuant to Supplemental Indenture No. 3, Legacy Clarus also agreed, among other things, to commence a process to refinance, redeem or repay all notes outstanding under the indenture.

Beginning in September 1, 2022, in addition to interest payments, Legacy Clarus is required to make principal payments of $6 million on each of September 1, 2022, March 1, 2023, September 1, 2023 and March 1, 2024. Thereafter, in addition to interest payments, Legacy Clarus is required to make principal payments of $8 million on each of September 1, 2024 and March 1, 2025. Additionally, on February 1, 2023, Legacy Clarus is required to make a payment of principal in the amount of $3.125 million, which is the amount of a payment-in-kind note Legacy Clarus issued on May 27, 2021, plus accrued and unpaid interest in respect of such principal.

If Legacy Clarus is unable to make payments when due under our debt agreements, or repay these obligations at maturity, and Legacy Clarus is otherwise unable to extend the maturity dates or refinance these obligations, Legacy Clarus would be in default. We cannot provide any assurances that Legacy Clarus will be able to generate the necessary amount of capital to make payments as they become due, or to repay these obligations, or that Legacy Clarus will be able to extend the maturity dates or otherwise refinance these obligations. In the event of default on any of these loans, the noteholders have the right to exercise all remedies available under the indenture to receive the funds due. Accordingly, a default would have a material adverse effect on our business. In addition, the agreements governing Legacy Clarus’s indebtedness include certain debt service and other financial covenants that Legacy Clarus must satisfy. In the past, Legacy Clarus has defaulted on certain of these covenants and has entered into forbearance agreements to waive Legacy Clarus defaults from the noteholders.

We cannot provide any assurance that the noteholders would provide us with a consent or enter into a forbearance agreement should Legacy Clarus not be in compliance in the future. A failure to maintain compliance, in the event the noteholders do not agree to a consent for the non-compliance, would cause the outstanding borrowings to be in default and payable on demand which would have a material adverse effect on us.

Legacy Clarus identified material weaknesses in its internal control over financial reporting, and we may identify future material weaknesses in our and our internal control over financial reporting.

During the preparation of the financial statements of Legacy Clarus for the fiscal year ended December 31, 2020, management identified material weaknesses in our internal control over financial reporting. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

Specifically, Legacy Clarus management identified a combination of deficiencies in our internal controls within the financial reporting function that result from an ineffective design and implementation of an appropriate system of controls. The material weaknesses identified include (i) insufficient supervision and review, (ii) a lack of segregation of duties and (iii) a lack of access and input controls related to its financial reporting systems. Management believes these deficiencies are the result of a lack of accounting personnel to provide the necessary segregation and review.

We have started the process of remediating these deficiencies and will continue to take initiatives to improve our internal control over financial reporting and disclosure controls. Towards this end, we are in the process of hiring additional accounting personnel. Management believes these efforts will address the issues that led to the aforementioned deficiencies. We are committed to appropriately staffing the accounting and reporting functions. However, the implementation of these initiatives is not complete and may not fully address the

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material weaknesses in our internal control over financial reporting and we cannot assure you that we will not identify other material weaknesses or deficiencies, which could negatively impact our results of operations in future periods.

More generally, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that satisfies our reporting obligations. If we are unable to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report its financial results in future periods, or report them within the timeframes required by law or securities exchange regulations. Failure to comply with the Sarbanes-Oxley Act, when and as applicable, could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. Any failure to maintain or implement required new or improved controls, or any difficulties encountered in their implementation, could result in additional material weaknesses or significant deficiencies, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. Furthermore, if we cannot provide reliable financial reports or prevent fraud, our business and results of operations could be harmed, and investors could lose confidence in our, reported financial information. We also could become subject to investigations by Nasdaq, the SEC or other regulatory authorities.

We depend almost entirely on the success of our product, JATENZO. There is no assurance that our commercialization efforts in the United States with respect to JATENZO will be successful or that we will be able to generate revenues at the levels or within the timing we expect or at the levels or within the timing necessary to support our goals.

Our lead product, JATENZO, was approved by the FDA in March 2019 and became commercially available in the United States in February 2020. Through June 30, 2021, we have generated $11.0 million in gross revenues from the sale of JATENZO in the United States.

Our business currently depends heavily on our ability to successfully commercialize JATENZO, an androgen indicated for T-replacement therapy, in the United States to treat adult men with hypogonadism due to certain medical conditions. We may never be able to successfully commercialize the product or meet our expectations with respect to revenues. We may be subject to patent litigation that could materially impact or prevent commercialization. For example, Lipocine, Inc. (“Lipocine”) sued us for infringement of their patents. Although we prevailed in our motion on summary judgment in the litigation claims with Lipocine and entered into a global settlement agreement with Lipocine, additional claims from other third parties could arise in the future. This and other proceedings are discussed in “Business — Legal Proceedings.”

Prior to our launch in February 2020, we had never marketed, sold or distributed for commercial use any pharmaceutical product. There is no guarantee that the infrastructure, systems, processes, policies, personnel, relationships and materials we have built to launch and commercialize JATENZO in the United States will be sufficient for us to achieve success at the levels we expect. Additionally, healthcare providers may not prescribe JATENZO due to safety risks posed by T-replacement products. We may also encounter challenges related to the reimbursement of JATENZO, even if we have positive early indications from payors, including potential limitations in the scope, breadth, availability, or amount of reimbursement covering each product. Similarly, healthcare settings or patients may determine that the financial burdens of treatment are not acceptable. Our results may also be negatively impacted if we have not adequately sized our field teams or our targeting strategy is inadequate or if we encounter deficiencies or inefficiencies in our infrastructure or processes. Any of these issues could impair our ability to successfully commercialize JATENZO or to generate substantial revenues or profits or to meet our expectations with respect to the amount or timing of revenue or profits. Any issues or hurdles related to our commercialization efforts may materially adversely affect our business, results of operations, financial condition and prospects. There is no guarantee that we will be successful in our launch or commercialization efforts with respect to JATENZO.

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We have limited experience as a commercial company and the marketing and sale of JATENZO or any future approved drugs may be unsuccessful or less successful than anticipated.

While we have initiated the commercial launch of JATENZO in the United States, we have limited experience as a commercial company and there is limited information about our ability to successfully overcome many of the risks and uncertainties encountered by companies commercializing drugs in the biopharmaceutical industry. To execute our business plan, in addition to successfully marketing and selling JATENZO, we will need to successfully:

•	establish and maintain our relationships with healthcare providers who will be treating the patients who may receive JATENZO and any future products;

•	obtain adequate pricing and reimbursement for JATENZO and any future products;

•	develop and maintain successful strategic alliances; and

•	manage our spending as costs and expenses increase due to clinical trials, marketing approvals, and commercialization.

If we are unsuccessful in accomplishing these objectives, we may not be able to successfully commercialize JATENZO and any future product candidates, raise capital, expand our business, or continue our operations.

The sales, marketing and distribution capabilities we have built may not be sufficient to overcome the challenges associated with commercializing JATENZO. We may not be able to build sufficient sales, marketing and distribution capabilities with respect to any of our future product candidates, if successfully developed and approved. If we are unsuccessful in these efforts, or if we are unable to achieve market acceptance for any approved products, our business, results of operations, financial condition and prospects will be materially adversely affected.

JATENZO is the first product we have marketed, sold and distributed for commercial use. There is no guarantee that the systems, processes, policies, relationships and materials we have built will be sufficient to overcome the challenges associated with commercializing JATENZO or for successful commercialization of the product in the United States as a treatment for adult men with hypogonadism due to certain medical conditions.

We have established a specialty sales force to promote JATENZO to endocrinologists and urologists, as well as high-prescribers of T-replacement therapies among primary care physicians (“PCPs”) in the United States. In addition, we will need to commit significant additional management and other resources to establish and grow our sales organization. We may not be able to achieve the necessary development and growth in a cost-effective manner or realize a positive return on our investment. We will also have to compete with other pharmaceutical companies to recruit, hire, train and retain sales and marketing personnel. In addition, we plan to explore partnership or co-promotion arrangements with established pharmaceutical companies that have PCP-focused sales forces or contract with an outside sales force to achieve broader penetration into the U.S. PCP market, which may prove costly or difficult to implement. If we are unable to grow our sales force, or enter into agreements with third parties that have existing sales forces, we will not be able to successfully commercialize JATENZO and our ability to generate revenue will be impaired.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Under Section 382 of the Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50 percentage point change (by value) in the ownership of its equity over a three-year period), the corporation’s ability to use its pre-change net operating loss (“NOL”) carryforwards and certain other pre-change tax attributes to offset its post-change income may be limited. We have experienced such ownership changes in the past, and we may experience ownership changes in the future as a result of the Business Combination or subsequent shifts in our stock ownership, some of which are outside our control. As of

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December 31, 2020, we had U.S. federal and state NOL carryforwards of $189.2 million and $169.1 million, respectively. We have not performed a detailed analysis to determine whether an ownership change under Section 382 of the Code has occurred. As a result, our ability to utilize those NOLs could be restricted. Furthermore, our ability to utilize our NOLs or credits is conditioned upon our attaining profitability and generating U.S. federal and state taxable income. As a result, the amount of the NOL and tax credit carryforwards presented in our financial statements could be limited and may expire unutilized. Federal NOL carryforwards generated in taxable years beginning after December 31, 2017 will not be subject to expiration. However, any such NOL carryforwards may only offset 80% of our annual taxable income in taxable years beginning after December 31, 2020.

Risk Related to Our Dependence on Third Parties

Our reliance on third-party suppliers and distributors could harm our ability to commercialize JATENZO or any product candidates that may be approved in the future.

We do not currently own or operate manufacturing facilities for the production of JATENZO or any product candidates that may be approved in the future. We rely on third-party suppliers to manufacture and supply the active pharmaceutical ingredient and drug product required for our commercial supply and clinical studies which may not be able to produce sufficient inventory to meet commercial demand in a cost-efficient, timely manner, or at all. Our third-party suppliers may not be required to, or may be unable to, provide us with any guaranteed minimum production levels or have sufficient dedicated capacity for our drugs. As a result, there can be no assurances that we will be able to obtain sufficient quantities of JATENZO, which could have a material adverse effect on our business as a whole.

If any contract manufacturing organization (“CMO”) with whom we contract fails to perform its obligations, we may be forced to manufacture the materials ourselves, for which we may not have the capabilities or resources, or enter into an agreement with a different CMO, which we may not be able to do on reasonable terms, if at all. In either scenario, our clinical trials or commercial distribution could be delayed significantly as we establish alternative supply sources. In some cases, the technical skills required to manufacture our products or product candidates may be unique or proprietary to the original CMO and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. In addition, if we are required to change CMOs for any reason, we will be required to verify that the new CMO maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce our product according to the specifications previously submitted to or approved by the FDA or another regulatory authority. The delays associated with the verification of a new CMO could negatively affect our ability to develop product candidates or commercialize our products in a timely manner or within budget. Furthermore, a CMO may possess technology related to the manufacture of our product candidate that such CMO owns independently. This would increase our reliance on such CMO or require us to obtain a license from such CMO in order to have another CMO manufacture our products or product candidates. In addition, in the case of the CMOs that supply our product candidates, changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that we conduct bridging studies between our prior clinical supply used in our clinical trials and that of any new manufacturer. We may be unsuccessful in demonstrating the comparability of clinical supplies which could require the conduct of additional clinical trials.

Additionally, on March 27, 2020, former President Trump signed into law the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) in response to the COVID-19 pandemic. Throughout the COVID-19 outbreak, there has been public concern over the availability and accessibility of critical medical products, and the CARES Act enhances FDA’s existing authority with respect to drug shortage measures. Under the CARES Act, we must have in place a risk management plan that identifies and evaluates the risks to the supply of approved drugs for certain serious diseases or conditions for each establishment where the drug or API

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is manufactured. The risk management plan will be subject to FDA review during an inspection. If we experience shortages in the supply of our marketed products, our results could be materially impacted.

We rely on two suppliers for our supply of TU, the active pharmaceutical ingredient of JATENZO, and the loss of either of these suppliers could impair our ability to procure sufficient amounts of TU to meet demand for JATENZO.

We rely on two third-party suppliers, Pharmacia & Upjohn Company LLC (“Pfizer”) and Zhejiang Xianju Pharmaceutical Co., LTD (“Xianju”), for our supply of T-undecanoate (“TU”), the API of JATENZO. Because there are only a limited number of TU suppliers in the world, if either of these parties ceases to provide us with TU or materially reduces the amount of TU they can provide us with, including below the minimum supply obligations in the case of our agreement with Pfizer, we may be unable to procure sufficient amounts of TU on commercially favorable terms, or may not be able to obtain it in a timely manner. Furthermore, the limited number of suppliers of TU may provide such companies with greater opportunity to raise their prices. Any increase in price for TU will likely reduce our gross margins.

We depend on Catalent for the supply of the softgel capsules for JATENZO and the termination of our agreement with Catalent would hurt our business.

Our JATENZO softgel capsules are manufactured by Catalent Pharma Solutions, LLC (“Catalent”) pursuant to an exclusive manufacturing agreement between Catalent and us that we entered into on July 23, 2009 and subsequently amended in October 2012, November 2012 and June 2017. Pursuant to the terms of the manufacturing agreement, Catalent will be our sole supplier of JATENZO softgel capsules on a worldwide basis. As part of our manufacturing agreement, Catalent has also granted to us a nonexclusive royalty-free license to certain of its proprietary technology to the extent it is relevant to the manufacture, use or sale of JATENZO.

Reliance on a third-party manufacturer involves risks to which we would not be subject if we manufactured JATENZO ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control and the possibility of termination or nonrenewal of the agreement by the third party at a time that is costly or damaging to us. The FDA and other regulatory authorities require that JATENZO be manufactured according to current Good Manufacturing Practice (“cGMP”), and we are ultimately responsible for ensuring JATENZO is manufactured in accordance with cGMP even though we use contract manufacturers. Any failure by our third-party manufacturers to comply with cGMP could be the basis for action by the FDA to withdraw approvals previously granted to us and for other regulatory action.

The Catalent manufacturing agreement remains in effect by its terms until March 2025 but is automatically renewable for additional two-year terms if not terminated one year prior to the initial termination date or any renewal period. Catalent can terminate the manufacturing agreement at any time provided that they give us 24 months’ written notice of their decision to terminate. We are required to purchase a minimum quantity of JATENZO softgel capsules. We are also required to pay to Catalent an annual commercial occupancy fee and an annual product maintenance fee effective January 1 of the year that commercial manufacture of JATENZO occurs.

If Catalent terminates the manufacturing agreement, we would need to identify a new supplier of JATENZO softgel capsules, which could result in an interruption of the continued supply of JATENZO. In addition, we would lose the benefits of and rights to use Catalent’s proprietary technology and, to the extent that we were relying upon this technology, would need to negotiate for separate rights to it. The FDA likely will require the facilities of any new manufacturer of JATENZO to pass inspection before approving the change to such new manufacturer and would also potentially require that we run additional studies if we change the softgel formulation of JATENZO. Although it is likely that clinical studies will not be necessary, there is no guarantee of this. Accordingly, the termination of the Catalent manufacturing agreement could have a material adverse effect on our business, results of operations, financial condition and prospects.

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If we do not establish successful partnership or co-promotion arrangements, our commercialization plans for JATENZO may be impacted.

We have established our own commercial organization in the United States, however, in order to achieve deeper penetration into the PCP market in the United States; we expect to enter into marketing or co-promotion arrangements with established pharmaceutical companies that have a PCP-focused sales force or contract with an outside sales force. Additionally, we expect to consider strategic partnerships to assist in obtaining marketing approval for and commercialization of JATENZO outside of the United States. We will face significant competition in seeking appropriate partners and these partnership or co-promotion arrangements are complex and time-consuming to negotiate and document. We may not be able to negotiate partnership or co-promotion arrangements on acceptable terms, or at all. If we are unable to enter into partnership or co-promotion arrangements, we may have to curtail or delay commercialization of JATENZO in certain geographies, reduce the scope of our sales or marketing activities, reduce the scope of our commercialization plans, or increase our expenditures and undertake commercialization activities at our own expense. If we elect to increase our expenditures to fund commercialization activities outside of the United States on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms, or at all.

If we enter into a partnership or co-promotion arrangement and a partner terminates or fails to perform its obligations under an agreement with us, the commercialization of JATENZO could be delayed or negatively impacted.

If we enter into partnership or co-promotion arrangements and any of our partners does not devote sufficient time and resources for a partnership or co-promotion arrangement with us, we may not realize the potential commercial benefits of the arrangement. In addition, if any future partner were to breach or terminate its arrangements with us, the commercialization of JATENZO in countries outside the United States could be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue commercialization of JATENZO on our own in such locations.

Competition may negatively impact a partner’s focus on and commitment to JATENZO and, as a result, could delay or otherwise negatively affect the commercialization of JATENZO outside of the United States or in the general PCP market in the United States. If future partners fail to effectively commercialize JATENZO for any of these reasons, our sales of JATENZO may be limited.

The ongoing COVID-19 pandemic is having, and is expected to have, an adverse impact on our business, financial condition and results of operations, including our commercial operations and sales.

The ongoing COVID-19 pandemic may continue to have a negative impact on the global economy which could impact our business and results of operations. The continued spread of COVID-19 could adversely impact our operations. In response to the spread of COVID-19, we have taken temporary precautionary measures intended to help minimize the risk of the virus to our employees, including encouraging all employees to work remotely. Notwithstanding these measures, the COVID-19 pandemic could affect the health and availability of our workforce as well as those of the third parties we rely on taking similar measures.

Business interruptions from the current COVID-19, or a future, pandemic may also adversely impact our commercial operations, including:

•	adversely impacting the third parties we solely rely on to sufficiently manufacture JATENZO in quantities we require including the availability of raw materials and other supply chain requirements;

•	decreasing the demand for JATENZO; and

•	the ability of our sales representatives to reach healthcare customers.

The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations and financial condition will depend on future developments that are highly uncertain and cannot be

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accurately predicted, including new information that may emerge concerning COVID-19, the actions taken to contain it or treat its impact and the economic impact on local, regional, and national markets.

Risk Related to Development and Regulation

We may not be able to gain market acceptance for JATENZO.

The commercial success of JATENZO will depend upon the acceptance of the product by the medical community, including physicians, patients and healthcare payors.

Some physicians and patients may determine that the benefits of JATENZO as a T-replacement therapy in adult males do not outweigh the risks, including those risks set forth in the boxed warning for JATENZO. The boxed warning for JATENZO warns physicians that JATENZO can cause blood pressure increases that can increase the risk of major adverse cardiovascular events, including non-fatal myocardial infarction, non-fatal stroke and cardiovascular death. Physicians are recommended to consider the patient’s baseline cardiovascular risk and ensure blood pressure is adequately controlled. Furthermore, physicians are encouraged to monitor for and treat new-onset hypertension or exacerbations of pre-existing hypertension.

Physicians may be hesitant to prescribe JATENZO, and patients may be hesitant to take JATENZO, because of the boxed warning. These potential risks may make it more difficult for a patient to decide to begin JATENZO or to stay on JATENZO.

The degree of market acceptance of JATENZO will also depend on a number of other factors, including:

•	physicians’ views as to the scope of the approved indication and limitations on use and warnings and precautions contained in JATENZO’s approved labeling;

•	the availability, efficacy and safety of competitive therapies;

•	pricing and the perception of physicians and payors as to cost effectiveness;

•	the existence of sufficient third-party coverage or reimbursement; and

•	the effectiveness of our sales, marketing and distribution strategies.

If we are not able to achieve a high degree of market acceptance of JATENZO for T-replacement therapy, we may not be able to achieve our revenue goals or other financial goals or to achieve profitability or cash-flow break-even in the time periods we expect, or at all.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found to have improperly promoted off-label uses, we may become subject to significant liability.

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as JATENZO. In particular, a product may not be promoted for uses that are not approved by the FDA or other regulatory agencies as reflected in the product’s approved labeling. For instance, we received marketing approval for JATENZO for the treatment of adult men with hypogonadism due to certain medical conditions. Physicians may in their practice prescribe JATENZO to their patients in a manner that is inconsistent with the approved labeling. If we are found to have promoted such off-label uses, we may become subject to public advisory or enforcement letters, reputational damage, and significant liability. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion under both the federal Anti-kickback Statute and False Claims Act and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees, corporate integrity agreements or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of JATENZO to ensure it remains consistent with its approved labeling, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

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Even though we have obtained marketing approval for JATENZO in the United States, physicians and patients using other T-replacement therapies may choose not to switch to our product.

Physicians often show a reluctance to switch their patients from existing drug products even when new and potentially more effective and convenient treatments enter the market. Patients also often acclimate to the brand or type of drug product that they are currently taking and do not want to switch unless their physician recommends switching products or they are required to switch drug treatments due to lack of coverage and reimbursement for existing drug treatments. In addition, men who are currently tolerating their current T-replacement therapy may not want to switch to a new product, including our product, particularly given the boxed warning, which includes warnings relating to blood pressure increases, and a limitation of use in the labeling that states that the safety and efficacy of JATENZO in males less than 18 years has not been established. The existence of either or both of physician or patient reluctance in switching to JATENZO, would depress demand for JATENZO and compromise our ability to successfully commercialize it.

We may still face future development and regulatory difficulties, and we will be subject to post-marketing regulatory requirements.

Even though we have received marketing approval for JATENZO, the approval was subject to three postmarketing requirements and a required pediatric assessment. Moreover, regulatory authorities may impose significant restrictions on JATENZO’s indicated uses or marketing or impose further ongoing requirements for potentially costly post-approval studies if circumstances warrant. If we or a regulatory agency discover previously unknown problems with JATENZO, such as adverse events of unanticipated severity or frequency, a regulatory agency may impose restrictions on JATENZO including withdrawal of marketing approval. JATENZO is also subject to ongoing FDA requirements governing the labeling, packaging, storage, advertising and promotion of the product and recordkeeping and submission of safety and other post-market information. The FDA has significant post-marketing authority, including, for example, the authority to require labeling changes based on new safety information and to require post-marketing studies or clinical trials to evaluate serious safety risks related to the use of a drug. The FDA also has the authority to require the submission of a risk evaluation and mitigation strategy (“REMS”), either as part of a New Drug Application (an “NDA”) or after the drug has been approved should FDA become aware of new safety information about a drug and determine that a REMS is necessary to ensure that the benefits of the drug outweigh its risks. A REMS could, for example, limit prescribing to certain physicians or medical centers that have undergone specialized training, limit treatment to patients who meet certain safe-use criteria or require treated patients to enroll in a registry. While a REMS was not required for JATENZO at the time of approval of the NDA, any REMS required by the FDA in the future would lead to increased costs to assure compliance with new post-approval regulatory requirements and potential requirements or restrictions on the sale of approved products, all of which could lead to lower sales volume and revenue.

Manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP and other regulations. For certain commercial prescription drug and biologic products, manufacturers and other parties involved in the supply chain must also meet chain of distribution requirements and build electronic, interoperable systems for product tracking and tracing and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or other products that are otherwise unfit for distribution in the United States. If we or a regulatory agency discover previously unknown problems with the facility where JATENZO is manufactured, including the facility where Catalent manufactures JATENZO, a regulatory agency may impose restrictions on JATENZO, the manufacturer or us, including requiring withdrawal of JATENZO from the market or suspension of manufacturing. If we or the operators of the manufacturing facilities for JATENZO fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning or untitled letters or notice of violation letters;

•	seek an injunction or impose civil or criminal penalties or monetary fines;

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•	suspend or withdraw marketing approval;

•	suspend any ongoing clinical trials;

•	refuse to approve pending applications or supplements to applications submitted by us;

•	suspend or impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products, refuse to permit the import or export of products, or request that we initiate a product recall.

If we become subject to adverse regulatory action, the occurrence of such an event or penalty described above may inhibit or diminish our ability to commercialize JATENZO and generate revenue.

Even though we have received marketing approval for JATENZO in the United States, we may never receive marketing approval outside of the United States, or receive pricing and reimbursement outside the United States at acceptable levels.

We may never receive, regulatory approval to market JATENZO or other future product candidates outside of the United States or in any particular country or region, including in the European Union (“EU”). In order to market any product outside of the United States, we must establish and comply with the numerous and varying safety, efficacy and other regulatory requirements of other countries. Approval procedures vary among countries and can involve additional non-clinical studies or clinical trials, additional work related to manufacturing and analytical testing on controls, and additional administrative review periods. The time required to obtain approvals in other countries might differ from that required to obtain FDA approval. Marketing approval in one country does not ensure marketing approval in another, but a failure or delay in obtaining marketing approval in one country may have a negative effect on the regulatory process in other countries. The marketing approval processes in other countries may implicate all of the risks detailed above regarding FDA approval in the United States as well as other risks. In particular, in many countries outside of the United States, products must receive pricing and reimbursement approval before the product can be commercialized. Obtaining this approval may require additional studies and data, and can result in substantial delays in bringing products to market in such countries and such investment may not be justified from a business standpoint given the market opportunity or level of required investment. For example, we continue to assess the development and regulatory pathway for JATENZO in the EU and our overall EU strategy in light of our overall portfolio and program priorities. Even if we generate the data and information we believe may be sufficient to file a marketing authorization application for regulatory approval of JATENZO in a region or country outside the United States, the relevant regulatory agency may find that we did not meet the requirements for approval, or even if our application is approved, we may have significant post-approval obligations.

Even if we are able to successfully develop JATENZO and obtain marketing approval in a country outside the United States, we may not be able to obtain pricing and reimbursement approvals in such country at acceptable levels or at all, and any pricing and reimbursement approval we may obtain may be subject to onerous restrictions such as caps or other hurdles or restrictions on reimbursement. Failure to obtain marketing and pricing approval in countries outside the United States without onerous restrictions or limitations related to pricing, or any delay or other setback in obtaining such approval, would impair our ability to market our product candidates successfully or at all in such foreign markets. Any such impairment would reduce the size of our potential market or revenue potential, which could have a material adverse impact on our business, results of operations and prospects.

Any setback or delay in obtaining regulatory approval for our product candidates in a country or region outside the United States where we have decided it makes business sense to proceed or in our ability to commence marketing of our products, if approved, may have a material adverse effect on our business and prospects.

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We may seek orphan drug designation from the FDA future product candidates, and we may not receive any of the requested designations or we may be unable to realize the benefits associated with orphan drug designation, including the potential for market exclusivity.

Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if, among other things, it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. Orphan drug designation neither shortens the development time or regulatory review time of a product candidate, nor gives the product candidate any advantage in the regulatory review or approval process (other than as discussed below).

In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. In addition, if a product candidate receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity for that indication. Orphan drug exclusivity means the FDA may not approve another application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity.

We may seek orphan drug designation for HAVAH T+Ai (CLAR-121) for use in the treatment of inflammatory periductal mastitis (“PDM”) or for any other future product candidates. Even if we receive orphan drug designation, the benefit of orphan drug exclusivity may be limited if we seek approval for an indication broader than the orphan-designated indication or could be revoked under certain circumstances, for example, if the FDA later determines that the request for designation was materially defective or that we are unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Further, even if we receive orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition during the exclusivity period because different drugs with different active moieties can be approved for the same condition, and the same product can be approved for different uses. Also, in the United States, even after an orphan drug is approved and receives orphan drug exclusivity, the FDA may subsequently approve another drug for the same condition if the FDA concludes that the latter drug is not the same drug, including because it has been shown to be clinically superior to the drug with exclusivity because it is safer, more effective or makes a major contribution to patient care.

Recently enacted and future federal legislation and regulation may increase pressure to reduce prices of certain pharmaceutical products paid for by Medicare, which could materially adversely affect our revenue and our results of operations.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “MMA”), changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to reduce costs. These cost reduction initiatives and other provisions of this legislation could decrease the scope of coverage and the price that we receive for any approved products and could seriously harm our business. While the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policies and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may cause a similar reduction in payments from private payors.

In March 2010, Patient Protection and Affordable Care Act (“ACA”) became law in the United States. The goal of the ACA is to reduce the cost of healthcare and substantially change the way healthcare is financed by both governmental and private insurers. The ACA, among other things, increased minimum Medicaid rebates

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owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, establishes annual fees and taxes on manufacturers of certain branded prescription drugs and biologic products, and created a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D.

There have been executive, legislative and judicial efforts to modify, repeal or otherwise invalidate all or certain aspects of the ACA. By way of example, the Tax Cuts and Jobs Act, or the TCJA, was enacted, effective January 1, 2019, and included, among other things, a provision repealing the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On June 17, 2021, the U.S. Supreme Court dismissed a challenge that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress on procedural grounds. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and closed on August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is uncertain how any such challenges and the healthcare measures of the Biden administration will impact the ACA and our business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect on April 1, 2013 and will remain in effect through 2030 unless additional Congressional action is taken. Pursuant to the CARES Act, as well as subsequent legislation, these reductions have been suspended from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic, unless additional Congressional action is taken.

Further, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. By way of example, in December 2020, the U.S. Centers for Medicare & Medicaid Services (“CMS”) issued a final rule implementing significant manufacturer price reporting changes under the Medicaid Drug Rebate Program, including regulations that affect manufacturer-sponsored patient assistance programs subject to pharmacy benefit manager accumulator programs and Best Price reporting related to certain value-based purchasing arrangements. On September 9, 2021, the Biden Administration published a wide-ranging list of policy proposals, most of which would need to be carried out by Congress, to reduce drug prices and drug payment. The U.S. Department of Health and Human Services (“HHS”) plan includes, among other reform measures, proposals to (1) give Medicare authority to directly negotiate drug prices with manufacturers, (2) authorize HHS to negotiate Medicaid supplemental rebates on behalf of states, (3) allow employer-based, ACA marketplace and commercial health insurance plans to access Medicare negotiated drug prices, (4) place a cap on out-of-pocket costs for Medicare Part D beneficiaries and redistribute a higher proportion of drug costs to Part D and manufacturers, (5) mandate purchase of the least costly-alternative and to institute value-based or outcomes-based pricing arrangements, (6) disincentivize drug price increases, (8) facilitate approval and prescription of biosimilar and generic drugs, (9) increase drug pricing

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transparency, (10) prohibit certain types of rebates to pharmacy benefit managers, and (11) develop drug pricing models by tying price to outcomes. Many similar proposals, including the plans to give Medicare authority to negotiate drug prices and cap out-of-pocket costs, have already been included in policy statements and legislation currently being considered by Congress. It is unclear to what extent new statutory, regulatory, and administrative initiatives will be enacted and implemented, and to what extent these or any future legislation or regulations by the Biden administration will have on our business, including our ability to generate revenue and achieve profitability. Further, on July 9, 2021 President Biden signed an Executive Order affirming the administration’s policy to (i) support legislative reforms that would lower the prices of prescription drug and biologics, including by allowing Medicare to negotiate drug prices, by imposing inflation caps, and, by supporting the development and market entry of lower-cost generic drugs and biosimilars; and (ii) support the enactment of a public health insurance option. Among other things, the Executive Order also directs HHS to provide a report on actions to combat excessive pricing of prescription drugs, enhance the domestic drug supply chain, reduce the price that the Federal government pays for drugs, and address price gouging in the industry; and directs the FDA to work with states and Indian Tribes that propose to develop section 804 Importation Programs in accordance with the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, and the FDA’s implementing regulations. FDA released such implementing regulations on September 24, 2020, which went into effect on November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. On September 25, 2020, CMS stated drugs imported by states under this rule will not be eligible for federal rebates under Section 1927 of the Social Security Act and manufacturers would not report these drugs for “best price” or Average Manufacturer Price purposes. Since these drugs are not considered covered outpatient drugs, CMS further stated it will not publish a National Average Drug Acquisition Cost for these drugs. If implemented, importation of drugs from Canada may materially and adversely affect the price we receive for any of our product candidates. Further, on November 20, 2020 CMS issued an Interim Final Rule implementing the Most Favored Nation, or MFN, Model under which Medicare Part B reimbursement rates would have been calculated for certain drugs and biologicals based on the lowest price drug manufacturers receive in Organization for Economic Cooperation and Development countries with a similar gross domestic product per capita. The Interim Final Rule has not been implemented and has been subject to challenge. On August 6, 2021, CMS announced a proposed rule to rescind the Most Favored Nations rule. Additionally, on November 30, 2020, HHS published a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Pursuant to court order, the removal and addition of the aforementioned safe harbors have been delayed until January 1, 2023. Further, implementation of these changes and new safe harbors for point-of-sale reductions in price for prescription pharmaceutical products and pharmacy benefit manager service fees are currently under review by the Biden administration and may be amended or repealed.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product and medical device pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and medical devices to purchase and which suppliers will be included in their prescription drug and other healthcare programs.

We cannot predict the reform initiatives that may be adopted in the future or whether initiatives that have been adopted will be repealed or modified. It is unclear how the Biden administration will prioritize and execute initiatives to contain healthcare costs. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may adversely affect:

•	the demand for our products and any products for which we may obtain regulatory approval;

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•	our ability to set a price that we believe is fair for our products;

•	our ability to obtain coverage and reimbursement approval for a product;

•	our ability to generate revenues and achieve or maintain profitability; and

•	the level of taxes that we are required to pay.

We expect that changes and challenges to the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies, and additional downward pressure on the price that we receive for our products and any future approved product.

Testosterone (T) is a Schedule III (non-narcotic) controlled substance under the Controlled Substances Act and any failure to comply with this Act or its state equivalents would have a negative impact on our business.

Testosterone (T) is regulated under the federal Controlled Substances Act of 1970 (“CSA”) as a Schedule III (non-narcotic) controlled substance. The CSA and regulations promulgated by the Drug Enforcement Administration (“DEA”) classify certain substances with a potential for abuse, known as “controlled substances” in either Schedule I, II, III, IV or V, with Schedule I substances considered to present the highest risk of abuse and dependence and Schedule V substances the lowest risk. The CSA establishes a closed chain of distribution for these drugs, and entities or individuals handling controlled substances are subject to statutory and DEA regulatory requirements relating to manufacturing, distribution, dispensing, importation and exportation. The law and regulations include requirements for registration, security, storage, recordkeeping and reporting. For example, facilities must maintain certain physical security for storing controlled substances and Schedule III drugs can only be prescribed by an authorized practitioner registered with the DEA and may only be refilled five times within a six-month period from the date of the original prescription.

Entities must register annually with the DEA to manufacture, distribute, import and export controlled substances, and entities prescribing, dispensing or conducting research with controlled substances must register every three years. In addition, the CSA and DEA require entities handling controlled substances to: maintain inventories and records of receipt and distribution, file reports related to transactions involving controlled substances follow specific labeling and packaging requirements, and provide appropriate security measures to control against theft and diversion of controlled substances. Failure to follow these requirements can lead to significant civil and criminal penalties and administrative action to revoke a DEA registration. The federal CSA does not preempt state law, and all states have established controlled substances laws and regulations. Though state controlled substances laws and regulations often mirror federal law, because the states are separate jurisdictions, they will separately schedule drug substances and require additional licensing, recordkeeping, reporting and security requirements. While some states automatically schedule a drug upon scheduling by DEA, in other states, scheduling requires a rulemaking or legislative action, which could delay commercialization in every state.

Our CMOs and other business partners who handle controlled substances on our behalf must maintain a DEA registration and comply with all requirements under the CSA and DEA regulations. Because of the abuse potential, products containing controlled substances may generate public controversy. As a result, reports of diversion or abuse of these products may lead to marketing approvals withdrawn. Moreover, political pressures and adverse publicity could lead to delays in, and increased expenses for, and limit or restrict, the introduction and marketing of JATENZO.

If coverage and reimbursement for JATENZO are limited, it may be difficult for us to profitably sell JATENZO.

Market acceptance and sales of JATENZO will depend, in part, on coverage and reimbursement policies and may be affected by healthcare reform measures. Government authorities and other third-party payors, such as

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private health insurers and health maintenance organizations, determine which medications they will cover and establish reimbursement levels. Cost containment is a primary concern in the U.S. healthcare industry and elsewhere. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that coverage and reimbursement will be available for JATENZO and, if reimbursement is available, what the level of such reimbursement will be. Limitations on coverage and reimbursement may impact the demand for, or the price of, JATENZO. If coverage is not available or reimbursement is available only at limited levels, we may not be able to successfully commercialize JATENZO.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the indications for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may only be temporary. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and profitable reimbursement rates from both government-funded and private payors for JATENZO could hinder our ability to recoup our investment.

The regulations that govern marketing approvals, coverage, and reimbursement for new drug products vary widely from country to country. In some foreign countries, particularly Canada and European countries, the pricing of prescription pharmaceuticals is subject to strict governmental control. In these countries, pricing negotiations with governmental authorities can take six to 12 months or longer after the receipt of regulatory approval and product launch. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. To obtain favorable coverage and reimbursement for the indications sought or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of JATENZO to other available therapies. If coverage for JATENZO is unavailable in any country in which coverage and reimbursement are sought, or reimbursement for JATENZO is limited in scope or amount, or if pricing is set at unsatisfactory levels, our ability to generate revenue from JATENZO will be diminished.

There can be no assurance that JATENZO will be considered medically reasonable and necessary for a specific indication, that it will be considered cost-effective by third-party payors, that coverage and an adequate level of reimbursement will be available, or that third-party payors’ reimbursement policies will not adversely affect our ability to sell JATENZO profitably.

Our current and future relationships with customers and third-party payors in the United States and elsewhere may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, transparency, health information privacy and security, and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens, and diminished profits and future earnings.

Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of JATENZO. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, which may constrain the business or financial arrangements and relationships through which we market, sell and distribute JATENZO. In addition, we may be subject to transparency laws and patient privacy regulation by U.S.

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federal and state governments and by governments in foreign jurisdictions in which we conduct our business. Applicable federal, state, and foreign healthcare laws and regulations that may affect our ability to operate include:

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The federal anti-kickback statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly (including any kickback, bribe or certain rebate), in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers and formulary managers, among others, on the other. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The HHS Office of Inspector General (“OIG”), heavily scrutinizes relationships between pharmaceutical companies and persons in a position to generate referrals for or the purchase of their products, such as physicians, other healthcare providers, and pharmacy benefit managers, among others.

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The federal False Claims Act, which imposes criminal and civil penalties, including those from civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government. For example, pharmaceutical companies have been prosecuted under the False Claims Act in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal health care programs for the product. In addition, the government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the False Claims Act. Manufacturers can be held liable under the False Claims Act, even when they do not submit claims directly to government payors, if they are deemed to have “caused” the submission of the claim. The False Claims Act allows private individuals acting as “whistleblowers” to bring actions on the U.S. Federal Government’s behalf and to share in any recovery.

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The federal and civil false claims laws and civil monetary penalty laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program and also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Similar to the federal anti-kickback statute, a person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate it in order to have committed a violation.

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”) and its implementing regulations, which imposes privacy, security and breach reporting obligations, including mandatory contractual terms, with respect to safeguarding the privacy and security of individually identifiable health information upon covered entities subject to the rule, such as health plans, healthcare clearinghouses and healthcare providers and their respective business associates and independent contractors that perform certain services for them that involve the use or disclosure of individually identifiable health information on their behalf. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

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The federal transparency requirements, sometimes referred to as the “Sunshine Act”, under the ACA, which require manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program to report to Department of Health and Human Services (“HHS”) information related to physician payments and other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, applicable manufacturers will be required to report such information regarding payments and transfers of value provided during the previous year to certain other healthcare providers, including physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists & anesthesiologist assistants, and certified nurse-midwives.

Additionally, we are subject to state and foreign equivalents of each of the healthcare laws and regulations described above, among others, some of which may be broader in scope and may apply regardless of the payor. Many U.S. states have adopted laws similar to the federal Anti-Kickback Statute and False Claims Act, and may apply to our business practices, including, but not limited to, research, distribution, sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental payors, including private insurers. In addition, some states have passed laws that require pharmaceutical companies to comply with the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and/or the Pharmaceutical Research and Manufacturers of America’s Code on Interactions with Healthcare Professionals. Several states also impose other marketing restrictions or require pharmaceutical companies to make marketing or price disclosures to the state and require the registration of pharmaceutical sales representatives. State and foreign laws, including for example the European Union General Data Protection Regulation, which became effective May 2018 also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. There are ambiguities as to what is required to comply with these state requirements and if we fail to comply with an applicable state law requirement we could be subject to penalties.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations could be costly. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If our operations, including anticipated activities to be conducted by our sales team, are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, that person or entity may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government funded healthcare programs.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act (the “FCPA”) and other worldwide anti-bribery laws.

We are subject to the FCPA, which prohibits companies and their intermediaries from making payments in violation of law to non-U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage. We have an ongoing relationship with Xianju, a non-U.S. company, as a third-party supplier of TU and we may commercialize JATENZO outside of the United States in countries where we obtain marketing approval either alone or under a partnership or co-promotion arrangement with a third party. Our significant reliance on a foreign supply of TU demands a high degree of vigilance in preventing our employees and consultants from participation in corrupt activity, because this supplier could be deemed our agent, and we could be held responsible for its actions. The FCPA and similar anti-bribery laws to which we may

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be subject are complex and far-reaching in nature, and, as a result, we cannot assure you that we would not be required in the future to alter one or more of our practices to be in compliance with these laws or any changes in these laws or the interpretation thereof. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction and involve significant costs and expenses, including legal fees. We could also suffer severe penalties, including criminal and civil penalties, disgorgement, and other remedial measures.

Risks Related to Our Industry and Competition

Our market is subject to intense competition. If we are unable to compete effectively, our opportunity to generate revenue from the sale of JATENZO will be impaired.

The T-replacement therapies market is highly competitive and dominated by the sale of T-gels and injectable forms of T, which accounted for 95% of all prescriptions written in the United States for T-replacement therapies in 2020. Our success will depend, in part, on our ability to obtain and retain an appreciable share of the market. Potential competitors in North America, Europe and elsewhere include major pharmaceutical companies, specialty pharmaceutical companies, biotechnology firms and other drug discovery organizations. JATENZO or its use may infringe competitors’ patents, and if any patent infringement suit against us is successful, it could materially impact commercialization of JATENZO. Competitors may attack our patent portfolio, see Lipocine’s interferences under “Business — Legal Proceedings” and in the “— Risks Related to Our Intellectual Property” subsection below. Other pharmaceutical companies may develop oral T-replacement therapies that would compete with JATENZO that do not infringe the claims of our pending patent applications or other proprietary rights, and these therapies may have competitive advantages over JATENZO. For example, because T and TU are not patented compounds and are commercially available to third parties, it is possible that competitors may design methods of T or TU administration that would be outside the scope of the claims of our issued patents and patent applications. This would enable their products to compete with JATENZO.

T-replacement therapies currently on the market that would compete with JATENZO, include the following:

•	T-gels, such as AndroGel, marketed by AbbVie Inc. (“AbbVie”); Testim®, marketed by Endo Pharmaceutical (“Endo”); and Fortesta®, marketed by Endo in the United States;

•	generic T-injectables;

•	oral methyl-T;

•	transdermal patches, such as Androderm®, marketed by Allergan Sales, LLC, a subsidiary of AbbVie; buccal patches, such as Striant®, marketed by Endo;

•	implanted subcutaneous pellets, such as Testopel®, marketed by Endo;

•	Aveed, a long-acting T-injectable marketed by Endo;

•	Xyosted, a sub-cutaneous weekly auto-injector T-therapy marketed by Antares Pharma, Inc.; and

•	Natesto®, an intranasal T-therapy, marketed by Acerus Pharmaceuticals.

Several other pharmaceutical companies have T-replacement therapies, including oral formulations, and other therapies that are either pending approval of an NDA or in clinical development, which may be approved for marketing in the United States or outside of the United States. Based on publicly available information, we believe that current therapies in development that would be competitive with JATENZO include:

•	TLANDO®, an oral TU formulation developed by Lipocine, and tentatively approved by the FDA pending the expiration on March 27, 2022 of JATENZO’s three-year Hatch-Waxman exclusivity;

•	KYZATREX®, an oral TU formulation as a T-replacement therapy being developed by Marius Pharmaceuticals with a Prescription Drug User Fee Act (“PDUFA”) date of October 31, 2021. If the

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FDA rules favorably on KYZATREX, tentative approval would be granted pending the expiration on March 27, 2022 of JATENZO’s three-year Hatch-Waxman exclusivity;

•

a once weekly aromatase inhibitor, for first-line therapy for the treatment of obese men with hypogonadotropic hypogonadism, which has completed its Phase 2b trials, currently being developed by Mereo BioPharma Group Ltd; and

•	an oral bio-identical testosterone, which has completed its Phase 2 clinical studies, being developed by TesoRx LLC.

In addition, Andriol, an oral TU formulation, has been marketed by Merck & Co, Inc. in Europe or other international markets since the early 1970s, but is not nor has it ever been approved in the United States.

Many of our potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drug candidates, obtaining FDA and other marketing approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than we may be in obtaining FDA approval for drugs and achieving widespread market acceptance. Our competitors’ drugs may be more effective, less expensive or more effectively marketed and sold than JATENZO and may render JATENZO obsolete or non-competitive before we can recover the expenses of developing and commercializing it. We anticipate that we will face intense and increasing competition as new drugs, both generic and branded, enter the market and advanced technologies become available.

Several companies have obtained approval for Section 505(b)(2) NDAs that cite existing T-gel products as their listed drugs. The entrance of any generic T-gel into the market might create downward pricing pressure on all T-replacement therapies and therefore could hurt our business.

Three Section 505(b)(2) NDAs citing to approved T-gel products have been approved for marketing in the United States. Teva Pharmaceuticals USA (“Teva”) and Perrigo Israel Pharmaceuticals Ltd (“Perrigo”) have obtained approval from the FDA to market T-gel products in the United States that are versions of AndroGel 1%. In addition, Upsher-Smith Laboratories, Inc. (“Upsher-Smith”) received approval to market its T-gel product, a version of Auxilium’s Testim 1%, in the United States. The entrance of any generic T-gel into the market might cause downward pressure on the pricing of all T-replacement therapies, and which could negatively affect the level of sales and price at which we can sell JATENZO.

Further, the Creating and Restoring Equal Access to Equivalent Samples Act (“CREATES Act”) was enacted in 2019 requiring sponsors of certain approved NDAs to provide sufficient quantities of product samples on commercially reasonable, market-based terms to entities developing generic and follow-on drugs. The law establishes a private right of action allowing developers to sue application holders that refuse to sell them product samples needed to support their applications. If we are required to provide product samples or allocate additional resources to responding to such requests or any legal challenges under this law, our business could be adversely impacted. Additionally, on July 9, 2021, President Biden issued an executive order directing the FDA to, among other things, continue to clarify and improve the approval framework for generic drugs and identify and address any efforts to impede generic drug competition.

The introduction of generic T-gels may also affect the reimbursement policies of government authorities and third-party payors, such as private health insurers and health maintenance organizations. These organizations determine which medications they will pay for and establish reimbursement levels. Cost containment is a primary concern in the U.S. healthcare industry and elsewhere. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for branded medications when there is a generic version available. If generic T-gels are available in the market, that may create an additional obstacle to the availability of coverage and reimbursement for JATENZO or lead to reduction in the level of such reimbursement, and our ability to generate revenue could be compromised.

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We face potential product liability exposure, and, if claims are brought against us, we may incur substantial liability.

The use of JATENZO in past clinical trials and the sale of JATENZO, expose us to the risk of product liability claims. Product liability claims might be brought against us by patients, healthcare providers or others selling or otherwise coming into contact with JATENZO. If we cannot successfully defend ourselves against product liability claims, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	substantial monetary awards to patients from our clinical trials or other claimants;

•	decreased demand for JATENZO;

•	damage to our business reputation and exposure to adverse publicity;

•	more or strengthened warnings in product labeling;

•	costs of related litigation;

•	distraction of management’s attention from our primary business;

•	loss of revenue; and

•	the inability to successfully commercialize JATENZO.

We have obtained product liability insurance coverage for commercial sales of JATENZO in the United States with a $10.0 million annual aggregate coverage limit. However, our insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain or obtain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had side effects. The cost of any product liability litigation or other proceedings, even if resolved in our favor, could be substantial. A product liability claim or series of claims brought against us could cause our stock price to decline and, if we are unsuccessful in defending such a claim or claims and the resulting judgments exceed our insurance coverage, our financial condition, business and prospects could be materially adversely impacted.

JATENZO is the only product we were commercializing. If we fail to successfully commercialize JATENZO, we may need to acquire additional product candidates and our business may be impaired.

We have no other compounds beyond JATENZO in clinical testing, pre-clinical testing, lead optimization or lead identification stages. If we fail to successfully commercialize JATENZO as a T-replacement therapy, our ability to generate revenue will be impaired and we may need to develop other sources of revenues. If this occurs, we may seek out opportunities to discover, develop, acquire or license additional promising product candidates or drug compounds to expand our product candidate pipeline beyond JATENZO; however, this would constitute a significant change in our strategy and would likely require substantial additional capital. We would also be exposed to numerous additional risks related to our ability to identify, select and acquire the right product candidates and products on terms that are acceptable to us, and there is no guarantee that we would be successful in these efforts.

Risks Related to Our Intellectual Property

If we are unable to obtain or protect intellectual property rights related to JATENZO, we may not be able to compete effectively in our market.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to JATENZO. The strength of patents in the biotechnology and pharmaceutical field

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involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover JATENZO in the United States or in other foreign countries. If this were to occur, early generic competition could be expected against JATENZO. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent application from issuing as a patent. In particular, because the active pharmaceutical ingredient in JATENZO has been on the market as an ingredient in separate products for many years, it is possible that these products have previously been used off-label in such a manner that such prior usage would affect the validity of our patents or our ability to obtain patents based on our patent applications. Even if patents do successfully issue, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, invalidated, or not infringed. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the patent applications we hold with respect to JATENZO fail to issue, or if the breadth or strength of protection of our patent portfolio is threatened, it could dissuade companies from partnering with us to commercialize JATENZO. We cannot offer any assurances about which, if any, patents will issue or whether any issued patents will be found not invalid and not unenforceable or will go unthreatened by third parties. For several of our patents, Lipocine suggested patent interferences, which can invalidate a patent; two interferences were decided against us, we prevailed in a third interference, and several more were suggested, see below and see “— Legal Proceedings” subsection below. Since patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we were the first to file any patent application related to JATENZO. Furthermore, if third parties have filed such patent applications, an interference proceeding in the United States may be provoked by a third party or instituted by us to determine who was the first to invent any of the subject matter covered by the claims of any of our patent applications or issued patents subject to pre-America Invents Act patent laws. The outcome of an interference can invalidate the involved applications and/or patents, and a license may be needed to practice the claims of the prevailing patent. Such license may not be available on favorable terms.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our drug discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Although we expect all of our employees to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed or that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States and Canada. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent material disclosure of the non-patented intellectual property related to our technologies to third parties, and there is no guarantee that we will have any such enforceable trade secret protection, we may not be able to establish or maintain a competitive advantage in our market and our ability to achieve profitability could be impaired.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on JATENZO in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent

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protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with JATENZO and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. For example, if the issuance to us, in a given country, of a patent covering an invention is not followed by the issuance, in other countries, of patents covering the same invention, or if any judicial interpretation of the validity, enforceability, or scope of the claims in, or the written description or enablement in, a patent issued in one country is not similar to the interpretation given to the corresponding patent issued in another country, our ability to protect our intellectual property in those countries may be limited. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may materially diminish the value of our intellectual property or narrow the scope of our patent protection. If we are unable to prevent material disclosure of the non-patented intellectual property related to our technologies to third parties, and there is no guarantee that we will have any such enforceable trade secret protection, we may not be able to establish or maintain a competitive advantage in our market, which could hurt our ability to successfully commercialize JATENZO.

Further, many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to pharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions, and post-grant review, inter partes review and inter party reexamination proceedings before the U.S. Patent and Trademark Office. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we and our collaborators are commercializing JATENZO. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that JATENZO may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of JATENZO. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that JATENZO may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of JATENZO, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize JATENZO unless we obtain a license under the applicable patents, or until such patents expire. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our

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formulations, processes for manufacture or methods of use, including combination therapy, the holders of any such patent may be able to block our ability to develop and commercialize JATENZO unless we obtain a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all. See, for example, Lipocine’s patent infringement suit filed against us, and past patent interferences under “Business — Legal Proceedings” below.

Third parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize JATENZO; see Lipocine’s patent infringement suit filed against us under “Business — Legal Proceedings” below. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing product, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization, and we have done so from time to time. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize JATENZO, which could harm our business significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against JATENZO, resulting in either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties or other forms of compensation to third parties.

We may be involved in lawsuits and proceedings to protect or enforce our patents, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or other contentious proceedings involving our patents or patent applications could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Interference proceedings provoked by third parties or brought by us may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party is awarded one or more claims that cover JATENZO and does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

We have recently been involved in a number of interference proceedings and an infringement lawsuit with Lipocine regarding JATENZO, which consumed time and resources. In May 2021, our motion for summary judgment against Lipocine for failure to provide adequate written description of Lipocine’s asserted patent claims was granted, and we entered into a global settlement agreement with Lipocine that settled all claims, including the sole pending interference, and provides for payment by Lipocine to us as a settlement fee. For more information regarding the disputes with Lipocine, see “Business —Legal Proceedings.” There is no guarantee that additional interference or infringement proceedings will not be filed by other third parties in the future.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure

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during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could hurt the price of the Common Stock.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the U.S. Patent and Trademark Office and foreign patent agencies in several stages over the lifetime of the patent. The U.S. Patent and Trademark Office and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering JATENZO, our competitors might be able to enter the market, which would have a material adverse effect on our business.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.

Risks Related to General Business, Employee Matters and Managing Growth

We will need to grow our company, and we may encounter difficulties in managing this growth, which could disrupt our operations.

We expect to experience significant growth in the number of employees and the scope of our operations. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects. Our future financial performance and our ability to successfully commercialize JATENZO and compete effectively will depend, in part, on our ability to effectively manage any future growth. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy.

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Our future success depends on our ability to retain our chief executive officer, chief financial officer and chief commercial officer and to attract, retain and motivate qualified personnel.

We are highly dependent on Dr. Robert E. Dudley, our Chief Executive Officer, Richard Peterson, our Chief Financial Officer, Steven A. Bourne, our Chief Administrative Officer, and Frank Jaeger, our Chief Commercial Officer. We have entered into employment agreements with these individuals, but any of them may terminate his employment with us at any time. Although we do not have any reason to believe that we may lose the services of any of these individuals in the foreseeable future, the loss of their services might impede the achievement of our research, development and commercialization objectives. We rely on consultants and advisors to assist us in formulating our development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. Recruiting and retaining qualified scientific personnel and sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel.

We may expand through acquisitions of, or investments in, other companies, each of which may divert our management’s attention, result in additional dilution to our stockholders and consume resources that are necessary to sustain and grow our business.

An element of our growth strategy is to expand our product candidate pipeline beyond JATENZO. To pursue this strategy, we will need to acquire androgen and metabolic therapies for men and women or other complementary products, product candidates or businesses. We also may enter into relationships with other businesses in order to expand our product offerings, which could involve preferred or exclusive licenses, additional channels of distribution or discount pricing or investments in other companies.

We have limited resources to identify and execute the acquisition or in-licensing of third-party products, businesses and technologies. Moreover, we will face significant competition in seeking to acquire or license promising product candidates or drug compounds. Other companies, including some with significantly greater financial, marketing and sales resources and more extensive experience in preclinical studies and clinical trials, obtaining marketing approval and manufacturing and marketing pharmaceutical products, may compete with us for the license or acquisition of product candidates and drug compounds. If we are unable to acquire or license additional promising product candidates or drug compounds, we will not be able to expand our product candidate pipeline and our prospects for future growth and our ability to sustain profitability will continue to be entirely dependent upon the success of JATENZO.

In addition, the process of proposing, negotiating and implementing these transactions can be time consuming, difficult and expensive, and our ability to close these transactions may be subject to third-party approvals, such as government regulation, which are beyond our control. Consequently, we can make no assurance that these transactions, once undertaken and announced, will close.

An acquisition or investment may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired business choose not to work for us, and we may have difficulty retaining the customers of any acquired business. Acquisitions may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for development of our business. Any acquisition or investment could expose us to unknown liabilities. Moreover, we cannot assure you that the anticipated benefits of any acquisition or investment would be realized or that we would not be exposed to unknown liabilities. An acquisition could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses or the write-off of goodwill.

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Our debt agreements contain restrictions that limit our flexibility in operating our business.

In March 2020, Legacy Clarus entered into an indenture and certain collateral agreements which places a lien on our assets and a negative pledge on our intellectual property. These loan documents contain various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability to, among other things:

•	sell, transfer, lease or dispose of certain assets;

•	encumber or permit liens on certain assets;

•	make certain restricted payments, including paying dividends on, or repurchasing or making distributions with respect to, the Common Stock; and

•	enter into certain transactions with affiliates.

A breach of any of the covenants under the loan agreements could result in a default under the loan. Upon the occurrence of an event of default under the loan, the lenders could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If we are unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure such indebtedness.

Our business and operations would suffer in the event of computer system failures, cyber-attacks or deficiencies in cyber security.

Our internal computer systems and those of current and future third parties on which we rely may fail and are vulnerable to damage from computer viruses and unauthorized access. Our information technology and other internal infrastructure systems, including corporate firewalls, servers, leased lines and connection to the Internet, face the risk of systemic failure that could disrupt our operations. While we have not, to our knowledge, experienced any such material system failure or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we currently rely on third parties for the manufacture and supply of the ingredients required for our commercial supply and clinical studies of JATENZO or any future product candidates, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed and the further development and commercialization of JATENZO or any future product candidates could be hindered or delayed.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance, (“ESG”), policies may impose additional costs on us or expose us to additional risks.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks. Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investors, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG may hinder our access to capital, as investors and lenders may reconsider their capital investment allocation as a result of their assessment of our ESG practices. If we do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or if we are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition and the price of our company’s shares could be materially and adversely affected.

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Risks Related to this Offering and Ownership of the Common Stock

An active market for our securities may not develop, which would adversely affect the liquidity and price of our securities.

The price of our securities may vary significantly due to factors specific to us as well as to general market or economic conditions. Furthermore, an active trading market for our securities may never develop or, if developed, it may not be sustained. You may be unable to sell your securities unless a market can be established and sustained.

Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our securities are currently listed on Nasdaq. However, we cannot assure you that our securities will continue to be listed on Nasdaq in the future. In order to continue listing its securities on Nasdaq, we must maintain certain financial, distribution and stock price levels. If Nasdaq delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for its securities;

•	reduced liquidity for its securities;

•

a determination that the Common Stock is a “penny stock,” which will require brokers trading in the Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The Common Stock price may change significantly and you could lose all or part of your investment as a result.

The trading price of the Common Stock is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares of Common Stock at an attractive price due to a number of factors such as those listed elsewhere in this section and the following:

•	results of operations that vary from the expectations of securities analysts and investors;

•	results of operations that vary from those our competitors;

•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

•	declines in the market prices of stocks generally;

•	strategic actions by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

•	any significant change in our management;

•	changes in general economic or market conditions or trends in our industry or markets;

•	changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

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•	future sales of Common Stock or other securities;

•	investor perceptions of the investment opportunity associated with the Common Stock relative to other investment alternatives;

•	the public’s response to press releases or other public announcements by our or third parties, including our filings with the SEC;

•	litigation involving our, our industry, or both, or investigations by regulators into our operations or those of our competitors;

•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•	the development and sustainability of an active trading market for the Common Stock;

•	actions by institutional or activist stockholders;

•	changes in accounting standards, policies, guidelines, interpretations or principles; and

•	other events or factors, including those resulting from pandemics, natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may adversely affect the market price of the Common Stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of the Common Stock is low.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we are involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Because there are no current plans to pay cash dividends on the Common Stock for the foreseeable future, you may not receive any return on investment unless you sell your Common Stock at a price greater than what you paid for it.

We intend to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of the Common Stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, implications of the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. As a result, you may not receive any return on an investment in the Common Stock unless you sell your Common Stock for a price greater than that which you paid for it.

You will experience immediate and substantial dilution in the book value of the shares that you purchase in this offering.

The public offering price is substantially higher than the net tangible book value per share of the Common Stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of Common Stock in this offering at the public offering price of $         per share, you will experience immediate dilution of $         per share, the difference between the price per share you pay for the Common Stock in this offering and our pro forma as adjusted net tangible book value per share as of June 30, 2021, after giving effect to the issuance of shares of Common Stock in this offering. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. See “Dilution.”

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The percentage of shares of the Common Stock owned by current stockholders may be diluted in the future because of equity issuances for acquisitions, other capital market transactions or otherwise, including, without limitation, equity awards that we may grant to our directors, officers and employees, or exercise of outstanding warrants. Such issuances may have a dilutive effect on our earnings per share, which could adversely affect the market price of the Common Stock.

We have broad discretion in the use of net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of the Common Stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of the Common Stock to decline and delay the development of any future product candidate. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing instruments.

The Warrants are accounted for as a warrant liability and will be recorded at fair value upon issuance with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of the Common Stock.

On April 12, 2021, the staff of the SEC issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”). In the statement, the SEC staff expressed its view that certain terms and conditions common to SPAC warrants may result in the classification of these financial instruments as a liability as opposed to equity. The classification of these financial instruments as a liability would result in the application of derivative liability accounting, which would entail a quarterly valuation of these liabilities with any change in value required to be reflected in quarterly and annual financial statements of the issuer. We account for the Warrants as a warrant liability and will record at fair value upon issuance any changes in fair value each period reported in earnings as determined by us based upon a valuation report obtained from our independent third-party valuation firm. The impact of changes in fair value on earnings may have an adverse effect on the market price of the Common Stock.

If securities or industry analysts do not publish research or reports about our business, if they change their recommendations regarding the Common Stock or if our operating results do not meet their expectations, the Common Stock price and trading volume could decline.

The trading market for the Common Stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If no securities or industry analysts commence coverage of the Company, the trading price for the Common Stock could be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover our downgrade its securities or publish unfavorable research about our business, or if our operating results do not meet analyst expectations, the trading price of the Common Stock would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for the Common Stock could decrease, which might cause the Common Stock price and trading volume to decline.

Future sales, or the perception of future sales, by us or our stockholders in the public market could cause the market price for the Common Stock to decline.

The sale of shares of Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

All shares currently held by Blue Water public stockholders and all of the shares issued in the Business Combination to Legacy Clarus securityholders are freely tradable without registration under the Securities Act,

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and without restriction by persons other than our “affiliates” (as defined under Rule 144 under the Securities Act, (“Rule 144”)), including our directors, executive officers and other affiliates.

In connection with the Merger, certain Legacy Clarus securityholders and noteholders, who collectively own approximately 70.0% shares of Common Stock, agreed, subject to certain exceptions, not to dispose of or hedge any of their shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the Closing Date continuing through the earlier of: (i) the date that is 180 days from the Closing Date, and (ii) such date on which we complete a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of Common Stock for cash, securities or other property. See “Related Party Transactions—Lock-up Agreements.”

In addition, the shares of Common Stock reserved for future issuance under the 2021 Plan and the ESPP will become eligible for sale in the public market once those shares are issued, subject to any applicable vesting requirements, lockup agreements and other restrictions imposed by law. We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock issued pursuant to the 2021 Plan or the ESPP. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

In the future, we may also issue securities in connection with investments or acquisitions. The amount of shares of Common Stock issued in connection with an investment or acquisition could constitute a material portion of the then-outstanding shares of Common Stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to our stockholders.

We are an emerging growth company within the meaning of the Securities Act, and we if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. We intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We cannot predict whether investors will find securities issued by us less attractive because we rely on these exemptions. If some investors find those securities less attractive as a result of its reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. As an emerging growth company, we can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

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We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the closing of the Blue Water IPO, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of the Common Stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We may redeem unexpired Public Warrants prior to their exercise at a time that is disadvantageous for warrantholders.

We will have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of the Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we send the notice of redemption to the warrant holders. If and when the Public Warrants become redeemable, we may exercise our redemption right if there is a current registration statement in effect with respect to the shares of Common Stock underlying such warrants. Redemption of the outstanding Public Warrants could force you to: (i) exercise your warrants and pay the related exercise price at a time when it may be disadvantageous for you to do so; (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (iii) accept the nominal redemption price that, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your warrants. None of the Placement Warrants will be redeemable by us for cash so long as they are held by the Sponsor or its permitted transferees.

U.S. federal income tax reform could adversely affect us and holders of our securities.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service, or IRS, and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our securities. In recent years, many changes have been made and changes are likely to continue to occur in the future. Additional changes to U.S. federal income tax law are currently being contemplated, and future changes in tax laws could have a material adverse effect on our business, cash flow, financial condition or results of operations. It cannot be predicted whether, when, in what form, or with what effective dates, new tax laws may be enacted, or regulations and rulings may be enacted, promulgated or issued under existing or new tax laws, which could result in an increase in our or our stockholders’ tax liability or require changes in the manner in which we operate in order to minimize or mitigate any adverse effects of changes in tax law or in the interpretation thereof. We urge holders of our securities to consult with their legal and tax advisors with respect to any such legislation and the potential tax consequences of their ownership of our securities.

Delaware law and the Certificate of Incorporation and Bylaws contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Certificate of Incorporation and Bylaws and the DGCL contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors and therefore depress the trading price of the Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of our board of directors or taking other corporate actions, including effecting changes in our management. Among other things, the Certificate of Incorporation and Bylaws include provisions regarding:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

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•	opting out of Section 203 of the DGCL to allow us to establish our own rules governing business combinations with interested parties;

•

the ability of our board of directors to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the limitation of the liability of, and the indemnification of, our directors and officers;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	the requirement that directors may only be removed from our board of directors for cause;

•

a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of stockholders and could delay the ability of stockholders to force consideration of a stockholder proposal or to take action, including the removal of directors;

•

the requirement that a special meeting of stockholders may be called only by our board of directors, the chairperson of our board of directors, our chief executive officer or our president (in the absence of a chief executive officer), which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings;

•

the requirement for the affirmative vote of holders of at least 2/3 of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal any provision of the Certificate of Incorporation and Bylaws, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our board of directors and also may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

•

the ability of our board of directors to amend the bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

•

advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our board of directors and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our board of directors or management.

Any provision of the Certificate of Incorporation and Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for Common Stock.

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The Certificate of Incorporation and Bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit the ability of our stockholders to choose the judicial forum for disputes with us or our directors, officers, or employees.

The Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on its behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of its directors, officers, or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL, or the Certificate of Incorporation or the Bylaws or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. The Certificate of Incorporation also provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provision is applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities is deemed to have notice of and consented to this provision. This exclusive-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find the exclusive-forum provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

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USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $         million (or approximately $         million if the underwriters’ option to purchase                  additional shares of Common Stock is exercised in full) based on the assumed public offering price of $         per share, which is the last reported sale price of the Common Stock on the Nasdaq Global Market on                 , 2021, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of Common Stock offered by us would increase (decrease) the net proceeds to us from this offering by $         million, assuming the public offering price of $         per share remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We anticipate that we will use the net proceeds from this offering, together with our existing cash, for working capital and other general corporate purposes. We may also use a portion of the remaining net proceeds and our existing cash to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so.

We expect our existing cash, together with the net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements into                  and will allow us to                 . However, our expected use of proceeds from this offering described above represents our current intentions based on our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds to be received upon the closing of this offering or the actual amounts that we will spend on the uses set forth above.

The amounts and timing of our actual expenditures will depend on numerous factors, including the time and cost necessary to conduct our planned clinical trials, the results of our planned clinical trials and other factors described in the section titled “Risk Factors” in this prospectus, as well as the amount of cash used in our operations and any unforeseen cash needs. Therefore, our actual expenditures may differ materially from the estimates described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds.

We will have broad discretion over how to use the net proceeds to us from this offering. We intend to invest the net proceeds to us from the offering that are not used as described above in short-term, investment-grade, interest-bearing instruments.

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MARKET INFORMATION FOR COMMON STOCK AND DIVIDEND POLICY

Market Information

The Common Stock and Public Warrants are currently listed on the Nasdaq Global Market under the symbols “CRXT” and “CRXTW,” respectively. Prior to the consummation of the Merger, the Common Stock, units and Public Warrants were listed on the Nasdaq Capital Market under the symbols “BLUW,” “BLUWU” and “BLUWW,” respectively.

As of the Closing Date and immediately following completion of the Business Combination, we had approximately 21,725,817 shares of Common Stock issued and outstanding held of record by 23 registered holders and approximately 9,195,000 Warrants outstanding held of record by two registered holders. The actual number of holders of these securities is greater than this number of record holders, as the actual number includes holders who are beneficial owners whose securities are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose securities may be held in trust by other entities.

Dividend Policy

We have not paid any cash dividends on the Common Stock to date. We may retain future earnings, if any, for future operations, expansion and debt repayment and has no current plans to pay cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors (the “Board”) and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that the Board may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. We do not anticipate declaring any cash dividends to holders of the Common Stock in the foreseeable future.

Securities Authorized for Issuance under Equity Compensation Plans

As of December 31, 2020, Clarus Therapeutics Holdings, Inc. did not have any securities authorized for issuance under equity compensation plans. In connection with the Merger, on August 27, 2021, our stockholders approved the 2021 Plan and the ESPP, each of which became effective immediately upon the Closing.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of Common Stock issued or issuable under the 2021 Plan and the ESPP. Any such Form S-8 registration statement will become effective automatically upon filing. We expect that the initial registration statement on Form S-8 will cover shares of Common Stock underlying the 2021 Plan and the ESPP. Once these shares are registered, they can be sold in the public market upon issuance, subject to applicable restrictions.

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CAPITALIZATION

The following table sets forth the cash and capitalization as of June 30, 2021 of:

•	Legacy Clarus, on an actual basis;

•	a pro forma basis to give effect to the Business Combination; and

•

a pro forma, as adjusted basis to give effect to the issuance and sale of                  shares of Common Stock in this offering, at the assumed public offering price of $         per share, which is the last reported sale price of the Common Stock on the Nasdaq Global Market on                  2021, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited pro forma financial statements and the financial statements and the related notes included elsewhere in this prospectus.

	As of June 30, 2021
(in thousands, except share and per share data)	Actual	Pro Forma After Giving Effect to the Business Combination	Pro Forma As Adjusted to Give Effect to this Offering(1)
Cash and cash equivalents	$10,278	$34,595	$

Convertible preferred stock, Series A, Series B, Series C, and Series D $0.001 par value	197,463	—

Stockholders’ equity (deficit):
Common stock, $0.001 par value; 56,593,539 shares authorized, 35,537,007 shares issued and shares outstanding, actual; 250,000,000 shares authorized, 21,725,827 shares issued and outstanding, pro forma; shares authorized, issued and outstanding, pro forma as adjusted	3	2
Additional paid-in capital	4,443	298,511
Accumulated deficit	(359,325)	(321,155)
Total stockholders’ equity (deficit)	(354,879)	(22,642)

Total capitalization	$(157,416)	$(22,642)	$

(1)

Each $1.00 increase or decrease in the assumed public offering price of $         per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, would increase or decrease cash, additional paid-in capital, total stockholders’ equity and total capitalization on a pro forma, as adjusted basis by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase or decrease of 1,000,000 shares in the number of shares of Common Stock we are offering at the assumed public offering price of $         per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, would increase or decrease cash, additional paid-in capital, total stockholders’ equity and total capitalization on a pro forma, as adjusted basis by $         million. The as adjusted information is illustrative only of our capitalization following the closing of this offering and will change based on the actual public offering price and other terms of this offering determined at pricing.

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The number of shares of Common Stock outstanding in the table above excludes:

•

3,475,000 shares of Common Stock reserved for issuance under the 2021 Plan, which became effective on the Closing Date, as well as any automatic increases in the number of Common Stock reserved for issuance under the 2021 Plan;

•

347,500 shares of Common Stock reserved for issuance under the ESPP, which became effective on the Closing Date, as well as any automatic increases in the number of common shares reserved for issuance under the ESPP, as well as any automatic increases in the number of Common Stock reserved for issuance under the ESPP;

•	up to 9,915,000 shares of Common Stock issuable upon the exercise of the Warrants, at an exercise price of $11.50 per share.; and

•

up to 9,246 shares of common stock issuable upon the exercise of Legacy Clarus Converting Warrants as of the Closing Date, at an exercise price of $20.74 per share that were assumed in the Business Combination.

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DILUTION

If you invest in the Common Stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of Common Stock and the as adjusted net tangible book value per share immediately after this offering.

As of June 30, 2021, we had a net tangible book value (deficit) of $(354.9) million, or $(101.37) per share of Common Stock based on 3,500,848 shares of Common Stock outstanding. Our historical net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding as of June 30, 2021.

After giving effect to the Closing of the Business Combination, we had a pro forma net tangible book value (deficit) of $(22.6) million, or $(1.04) per share of Common Stock based on 21,725,817 shares of Common Stock outstanding. Our pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by 21,725,817 shares of Common Stock issued and outstanding.

After giving effect to the sale by us of      shares of Common Stock in this offering at the assumed public offering price of $         per share, which is the last reported sale price of the Common Stock on the Nasdaq Global Market on             , 2021, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma, as adjusted net tangible book value as of June 30, 2021 would have been $         million, or $         per share. This amount represents an immediate increase in our pro forma, as adjusted net tangible book value of $         per share to our existing stockholders and an immediate dilution in our pro forma, as adjusted net tangible book value of $         per share to investors purchasing Common Stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed public offering price per share		$
Pro forma, net tangible book value per share as of June 30, 2021	$
Increase in pro forma, net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma, as adjusted net tangible book value per share after this offering

Dilution per share to new investors purchasing shares in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual offering price and other terms of the offering determined at pricing. Each $1.00 increase (decrease) in the assumed public offering price of $         per share would increase (decrease) the pro forma, as adjusted net tangible book value per share after this offering by $        , and dilution in pro forma, as adjusted net tangible book value per share to new investors by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, each 1,000,000 share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) our pro forma, as adjusted net tangible book value per share after this offering by $         and dilution to investors participating in this offering by $        ] per share, assuming that the assumed public offering price remains the same, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

If the underwriters exercise their option to purchase          additional shares of Common Stock from us in full, the pro forma, as adjusted net tangible book value after the offering would be $         per share, the increase

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in pro forma, as adjusted net tangible book value per share to existing stockholders would be $         per share and the dilution per share to new investors would be $         per share, in each case assuming a public offering price of $         per share, which is the last reported sale price of the Common Stock on the Nasdaq Global Market on             , 2021.

The foregoing table and calculations exclude:

•

3,475,000 shares of Common Stock reserved for issuance under the 2021 Plan, which became effective on the Closing Date, as well as any automatic increases in the number of Common Stock reserved for issuance under the 2021 Plan;

•

347,500 shares of Common Stock reserved for issuance under the ESPP, which became effective on the Closing Date, as well as any automatic increases in the number of common shares reserved for issuance under the ESPP, as well as any automatic increases in the number of Common Stock reserved for issuance under the ESPP;

•	up to 9,915,000 shares of Common Stock issuable upon the exercise of the Warrants, at an exercise price of $11.50 per share.; and

•

up to 9,246 shares of common stock issuable upon the exercise of Legacy Clarus Converting Warrants as of the Closing Date, at an exercise price of $20.74 per share that were assumed in the Business Combination.

To the extent that outstanding options or warrants are exercised, there will be further dilution to investors participating in this offering.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which our management believes is relevant to an assessment and understanding of our results of operations and financial condition. This discussion and analysis should be read together with the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and our financial statements and notes thereto included elsewhere in this prospectus. In addition to historical financial information, this discussion contains forward-looking statements based upon our current expectations that involve risks and uncertainties. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially from such forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a pharmaceutical company focused on the commercialization of JATENZO, the first and only oral T-replacement, or T-replacement therapy (“TRT”) of its kind that has received final approval by the FDA. We believe that current users of TRT are not satisfied with their current options and desire a therapeutic that is safe, effective and more convenient. Our primary goal for JATENZO is for it to become the preferred choice for TRT among men with hypogonadism — T deficiency accompanied by an associated medical condition. In parallel, our broader vision is for Clarus to become a profitable pharmaceutical company initially focused on the development and commercialization of T and metabolic therapies for men and women.

Our corporate objectives include maximizing the commercial success of JATENZO in the United States and internationally by making it the preferred choice for TRT for men with hypogonadism, expanding its research and development portfolio with additional metabolic therapies for men and women and sourcing new technologies through its business development efforts.

We believe JATENZO offers hypogonadal men and prescribing physicians a safe and effective oral replacement option and has a number of advantages over the currently approved replacement therapies, including:

CONVENIENT

•	Easy-to-swallow softgel taken BID with food (twice daily)

•	Dose adjustable

EFFECTIVE

•	87% of men achieved T levels in normal range

•	Restored T levels to mid-normal range

SAFE

•	Safety profile consistent with TRT class

•	No liver toxicity — JATENZO bypasses first-pass hepatic metabolism; liver toxicity not observed in clinical studies of up to 2 years duration.

In March 2019, our first commercial product, JATENZO, was approved by the FDA as a TRT for the treatment of adult men with hypogonadism due to certain medical conditions. JATENZO is the first oral T

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therapy approved by the FDA in more than 60 years. JATENZO is a T-ester prodrug created by the linkage of T with the fatty acid undecanoic acid to form T-undecanoate (“TU”). Once absorbed, TU, an inactive version of T, is converted by natural enzymes in the body to bioactive T. In February 2020, we commenced U.S. commercial sales of JATENZO and, as of December 31, 2020, JATENZO was available under health plans representing approximately 61% of U.S. commercial insured lives. Of these patients, 65% had access to JATENZO without having to try another T product first (e.g., generic or other branded option). For the three and six months ended June 30, 2021, JATENZO generated net revenues of approximately $2.8 million, and $5.1 million, respectively, demonstrating consistent prescription and sales growth despite the commercial challenges presented by the COVID-19 pandemic. In August 2019, the FDA granted 3-year Hatch-Waxman market exclusivity to JATENZO, which prevents the FDA from granting full market approval to similar new drugs or generic competitors of JATENZO until March 27, 2022.

Our U.S. patent portfolio on JATENZO currently includes five issued patents expiring between March 2029 and December 2030. The issued U.S. patents contain claims to both pharmaceutical compositions and methods of treatment using our proprietary pharmaceutical composition and all are listed in the FDA Orange Book: Approved Drug Products with Therapeutic Equivalence Evaluations. In addition, we have two allowed applications and several patent applications pending in the United States and other countries that, if issued, will cover pharmaceutical compositions, methods of treatment and other features of JATENZO, and have the potential to extend patent coverage beyond 2030.

We also have issued patents covering JATENZO in Australia, Brazil, Canada, China, Costa Rica, Europe, Hong Kong, India, Indonesia, Israel, Japan, Mexico, New Zealand, Philippines, Russia, Singapore, South Africa and South Korea.

Since the beginning of our operations in 2004, we have focused primarily on developing and progressing JATENZO through clinical development, organizing and staffing, research and development activities, raising capital and commercial launch activities. We have one product approved for sale, JATENZO, as of June 30, 2021. We have funded operations primarily with proceeds from the sale of convertible preferred stock and debt through convertible and senior secured notes, including a royalty obligation. Through June 30, 2021, we have received gross proceeds of $104.2 million from investors in Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, gross proceeds of $81.3 million from investors in our issued convertible debt and gross proceeds of $56.7 million from investors in issued senior secured notes and related royalty obligation.

In April 2021, upon announcement of the Merger, our convertible noteholders and senior secured noteholders agreed to provide $25.0 million in additional capital to us following the contemplation and announcement of the Merger until its close, all of which was received and exchanged for shares of Common Stock at a price of $10.00 per share at the Effective Time.

Since inception, we have incurred significant operating losses and have experienced negative operating cash flows. Our net losses were $18.1 million and $33.5 million for the three and six months ended June 30, 2021. As of June 30, 2021, we had an accumulated deficit of $359.3 million. We expect to continue to generate operating losses and negative operating cash flows for the foreseeable future if and as we:

•	continue to commercialize JATENZO in the United States for the treatment of adult males with a deficiency or absence of endogenous T;

•	incur sales and marketing costs to support the commercialization of JATENZO;

•	incur contractual manufacturing costs for JATENZO;

•	implement post-approval requirements related to JATENZO;

•	actively pursue additional indications and line extensions for JATENZO for the treatment of adult males with a deficiency or absence of endogenous T;

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•	seek to attract and retain new and existing skilled personnel;

•	invest in measures to protect and expand our intellectual property;

•	seek to discover and develop additional product candidates;

•	seek to in-license or acquire additional product candidates for other medical conditions;

•	adapt our regulatory compliance efforts to incorporate requirements applicable to marketed products;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional clinical, manufacturing and scientific personnel;

•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts;

•	create additional infrastructure to support operations as a public company and incur increased legal, accounting, investor relations and other expenses; and

•	experience delays or encounter issues with additional outbreaks of the pandemic in addition to any of the above.

We expect to incur significant expenses related to developing an internal commercialization capability to support product sales, marketing and distribution. Furthermore, we now expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of private and public equity offerings, debt financings or other capital sources, which may include collaborations with other companies or other strategic transactions. To the extent that we raise additional capital through the sale of private or public equity or convertible debt securities, existing ownership interests will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of our equity holders. Private and public equity offerings and debt financings, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If we raise additional funds through collaborations or other strategic transactions with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates, or grant licenses on terms that may not be favorable to us. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as and when needed, we may have to significantly delay, scale back or discontinue the commercialization efforts of our product, JATENZO, and/or any product portfolio expansion.

Because of the numerous risks and uncertainties associated with being a commercial stage pharmaceutical company and our efforts to grow our business by means of product and business development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. We began product sales in 2020, and if we fail to become profitable or are unable to sustain profitability on a continuing basis, we may be unable to continue its operations at planned levels and be forced to reduce or terminate our operations.

We expect to continue to incur significant and increasing expenses and operating losses for the foreseeable future. These factors raise substantial doubt about our ability to continue as a going concern. Management believes that our existing cash and cash equivalents of $10.3 million as of June 30, 2021, will not be sufficient to fund our operating expenses and capital expenditure requirements for the next 12 months without additional capital. See “— Liquidity and Capital Resources.”

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COVID-19 Business Update

The business disruptions associated with the COVID-19 pandemic had a significant negative impact on our financial statements for the six months ended June 30, 2021 and for the year ended December 31, 2020. Management expects that the public health actions being undertaken to reduce the spread of the virus, and that will have to be undertaken again in the event of a resurgence of the virus, will create significant disruptions to us with respect to: (i) the demand for our products, (ii) the ability of our sales representatives to reach healthcare customers, (iii) our ability to maintain staffing levels to support our operations, (iv) our ability to continue to manufacture certain of our products, (v) the reliability of our supply chain and (vi) our ability to achieve the financial covenants required by the senior secured notes agreement. The extent to which the COVID-19 pandemic will impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

We are closely monitoring the evolving impact of the pandemic on all aspects of our business. We have implemented a number of measures designed to protect the health and safety of our employees, support its customers and promote business continuity. We are also actively reviewing and implementing cost-saving measures including discontinuing or delaying all non-essential services and programs and instituting controls on travel, events, marketing and clinical studies to adapt the business plan for the evolving COVID-19 challenges.

We expect to have an adequate supply of JATENZO through the remainder of 2021. We are working closely with our third-party manufacturers, distributors and other partners to manage our supply chain activities and mitigate potential disruptions to product supplies as a result of the COVID-19 pandemic.

Merger

On the Closing Date, Blue Water, and Merger Sub, consummated the previously announced merger with Legacy Clarus pursuant to the Merger Agreement in which, subject to the terms and conditions set forth therein Merger Sub merged with and into Legacy Clarus, with Legacy Clarus surviving as a wholly-owned subsidiary of Blue Water, and with Legacy Clarus’s equity holders and convertible debt holders equity interests converted into the right to receive shares of Common Stock or else be canceled, retired and terminated without consideration, as provided in the Merger Agreement. Upon the consummation of the Merger, Blue Water changed its name to “Clarus Therapeutics Holdings, Inc.”

As a result of the Merger, the Combined Entity operates under the Legacy Clarus management team. Dr. Dudley serves as our Chief Executive Officer and President. Frank Jaeger, our Chief Commercial Officer, and the architect of AndroGel 1.62%’s sales and marketing efforts that resulted in annual peak sales of over $1 billion, and will continue to lead commercialization efforts for JATENZO. Mr. Jaeger has built a team with vast experience in the TRT field. Kimberly Murphy, former VP, Global Vaccines Commercialization (Influenza) at GSK joined became Chairperson of the Board after the Closing.

In conjunction with the Merger, Legacy Clarus’ convertible noteholders and senior secured noteholders provided $25.0 million in additional capital to Legacy Clarus following announcement of the Merger until its closing, all of which plus accrued interest converted into shares of Common Stock at a price of $10.00 per share at the Effective Time.

At the Effective Time, Legacy Clarus’ Series D Convertible Notes including principal and interest and the shares of redeemable convertible Series D Preferred Stock, including accumulated dividends, issued and outstanding immediately prior to the Effective Time converted into shares of Common Stock, and outstanding warrants to acquire Legacy Clarus shares were assumed in the Merger and became exercisable for an aggregate 9,246 shares of Common Stock. Certain of Legacy Clarus’ senior secured noteholders received an aggregate of

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1,905,000 shares of Common Stock in exchange for $10.0 million reduction in senior secured note debt outstanding at the close of the Merger and certain outstanding royalty rights (which includes 135,000 shares received from the Sponsor). All other of Legacy Clarus’ preferred stock, common stock and stock options were cancelled and extinguished at the Effective Time.

Components of Our Results of Operations

Product Revenue

We did not generate any product revenue from inception until 2020. Our first commercial product, JATENZO, was approved by the FDA as a treatment for adult males with a deficiency or absence of endogenous testosterone, in March 2019 and became commercially available in February 2020.

Total revenue consists of net sales of JATENZO. Net sales represent the gross sales of JATENZO less provisions for product sales discounts and allowances. These provisions include trade allowances, rebates to government and commercial entities, copay costs and other customary sales discounts. Although we expect net sales to increase over time, the provisions for product sales discounts and allowances may fluctuate based on the mix of sales to different customer segments and/or changes in accrual estimates. For further discussion of the components of revenue see “— Critical Accounting Policies and Significant Judgments and Estimates.”

Cost of Product Sales

Cost of product sales includes manufacturing and distribution costs, the cost of the drug substance, FDA program fees, royalties due to third parties on net product sales, freight, shipping, handling, storage costs and salaries of employees involved with production. We began capitalizing inventory upon FDA approval of JATENZO. A portion of the inventory sold during the year ended December 31, 2020 was produced prior to FDA approval and, therefore, expensed previously as research and development expense in 2019 in the amount of $0.7 million.

We expect that our cost of product sales will increase moderately in the near term as we ramp up production to meet anticipated demand for JATENZO.

The shelf life of JATENZO is thirty months from the date of manufacture, with earliest expiration of current inventory expected to be November 2021. Due to the low rate of inventory turnover generated by our commercial launch efforts for JATENZO during a global pandemic, we recorded a reserve for inventory obsolescence of $7.8 million in the six months ended June 30, 2020. Absent this charge, the gross profit for the six months ended June 30, 2020 and the year ended December 31, 2020 was $1.5 million and $5.5 million, respectively. We will continue to assess obsolescence in future periods as demand for JATENZO and the rate of inventory turnover evolves.

Operating Expenses

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of commercialization expenses related to JATENZO, commercially launched in February of 2020. Prior to the commercial launch, we had significantly lower sales and marketing expenses. We anticipate that our sales and marketing expenses will increase in 2021 as we continue to expand our commercialization of JATENZO.

General and Administrative Expenses

General and administrative expenses consist primarily of employee-related expenses, such as salaries, stock-based compensation, benefits and travel expenses for personnel in executive, legal, finance and accounting, human resources, and other administrative departments. General and administrative expenses also consist of office leases, and professional fees, including legal, tax and accounting and consulting fees.

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We anticipate that our general and administrative expenses will increase in the future to support continued commercialization efforts, ongoing and future potential research and development activities, and increased costs of operating as a public company. These increases will likely include increased costs related to the hiring of additional personnel and fees paid to outside consultants, lawyers and accountants, among other expenses. Additionally, we anticipate increased costs associated with being a public company, including expenses related to services associated with maintaining compliance with the requirements of Nasdaq and the SEC, insurance and investor relations costs.

Research and Development Expenses

Research and development expenses have primarily been limited to clinical trials, and chemistry, manufacturing, and controls (“CMC”), and CMC activities related to JATENZO. Our research and development costs as incurred, include:

•	salaries, benefits and other related costs, including stock-based compensation expense, for personnel engaged in research and development functions;

•	costs of manufacturing and pharmaceutical development expense related to JATENZO; and

•	costs of outside consultants, including their fees and related travel expenses engaged in research and development functions.

We currently have one product, JATENZO, and do not currently track internal research and development expenses on an indication-by-indication basis as they primarily relate to personnel, early research and consumable costs, which are deployed across multiple programs. A significant portion of research and development costs are external costs, such as fees paid to consultants, central laboratories, contractors, contract manufacturing organizations, contract research organizations and companies that manufacture clinical trial materials and potential future commercial supplies. Inventory acquired prior to receipt of the marketing approval of JATENZO was recorded as research and development expense as incurred. We began capitalizing the costs associated with the production of JATENZO after the FDA approval in March 2019.

Our research and development expenses are expected to increase in the foreseeable future. Specifically, our costs will increase as we conduct additional clinical trials for JATENZO and conduct further developmental activities for our research and development pipeline programs.

Total Other Income (Expense), Net

Change in Fair Value of Warrant Liability and Derivative Liability

Change in fair value of warrant liability relates to the change in value of Legacy Clarus’ liability-classified Series D Preferred Stock warrants and convertible notes derivative liability, which were recognized in connection with its equity financing and certain borrowing arrangements. Such instruments no longer require remeasurement at fair value option due to completion of the Merger. As the fair value of Series D convertible notes and Series D warrants at June 30, 2021 and December 31, 2020 was less than the Series D Preferred Stock issuance price of $4.50, the fair value of the derivative liability and warrant liability was reduced to zero.

Interest Income

Interest income related to our operating bank accounts, including money market funds.

Interest Expense

Interest expense related to our convertible notes, senior secured notes and debt discount amortization.

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Results of Operations

Comparison of the three months ended June 30, 2021 and 2020

The following table summarizes our results of operations for the three months ended June 30, 2021 and 2020 (in thousands):

	Three Months Ended June 30,
	2021	2020	Change
Net product revenue	$2,779	$822	$1,957
Cost of product sales	554	103	451

Gross profit	2,225	719	1,506
Operating expenses:
Sales and marketing	9,530	9,875	(345)
General and administrative	5,327	2,012	3,315
Research and development	606	429	177

Total operating expenses	15,463	12,316	3,147

Loss from operations	(13,238)	(11,597)	(1,641)
Other (expense) income, net:
Change in fair value of warrant liability and derivative, net	—	26,462	(26,462)
Interest income	—	9	(9)
Interest expense	(4,877)	(4,319)	(558)

Total other (expense) income, net	(4,877)	22,152	(27,029)

Net (loss) income	$(18,115)	$10,555	$(28,670)

Net Product Revenue

For the three months ended June 30, 2021, we recorded $2.8 million of net product revenue, which increased by $2.0 million from $0.8 million for the three months ended June 30, 2020. The increase in net revenue is related to the timing of when JATENZO became commercially available for sale. We did not begin commercially selling JATENZO within the United States until February 2020, following FDA approval in March 2019.

Cost of Product Sales

Cost of sales was $0.6 million for the three months ended June 30, 2021, which increased by $0.5 million, from $0.1 million for the three months ended June 30, 2020. The increase in cost of sales is related to an increase in revenue.

Sales and Marketing Expenses

Sales and marketing expenses were $9.5 million for the three months ended June 30, 2021, which decreased by $0.3 million, from $9.9 million for the three months ended June 30, 2020. The decrease in sales and marketing expenses was primarily attributable to the following:

•	a $0.9 million decrease in outsourced advertising and promotion costs;

•	a $0.6 million increase in commercial analytic costs; and

•	a $0.1 million decrease in patient assistance costs.

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General and Administrative Expenses

General and administrative expenses were $5.3 million for the three months ended June 30, 2021, which increased by $3.3 million, from $2.0 million for the three months ended June 30, 2020. The increase in general and administrative expenses was primarily attributable to the following:

•	a $1.0 million increase in personnel costs, including stock-based compensation expense, primarily due to an increase in headcount and external consultants;

•	a $2.2 million increase in consulting and professional fees, primarily due to an increase in legal fees related to patents; and

•	a $0.1 million increase in insurance fees, related to directors and officers insurance.

Research and Development Expenses

Research and development expenses were $0.6 million for the three months ended June 30, 2021, which increased by $0.2 million from $0.4 million for the three months ended June 30, 2020. The increase in research and development expenses was primarily attributable to the following:

•	A $0.2 million increase in costs related to phase IV studies related to the development of JATENZO, our lead commercial product.

Other (Expense)Income, Net

Total other expense, net was $4.9 million for the three months ended June 30, 2021, compared to income of $22.2 million for the three months ended June 30, 2020. The decrease of $27.0 million was primarily related to a $26.5 million decrease in the change in fair value of the warrant liability and derivative and an increase in interest expense of $0.5 million, related to an increase of $0.2 million in interest incurred with related parties and an increase of $0.3 million in interest incurred with third parties.

Comparison of the six months ended June 30, 2021 and 2020

The following table summarizes our results of operations for the six months ended June 30, 2021 and 2020 (in thousands):

	Six Months Ended June 30,
	2021	2020	Change
Net product revenue	$5,109	$1,719	$3,390
Cost of product sales	921	8,071	(7,150)

Gross profit (loss)	4,188	(6,352)	10,540
Operating expenses:
Sales and marketing	17,467	14,824	2,643
General and administrative	8,932	5,221	3,711
Research and development	1,817	1,381	436

Total operating expenses	28,216	21,426	6,790

Loss from operations	(24,028)	(27,778)	3,750
Other (expense) income, net:
Change in fair value of warrant liability and derivative, net	—	32,915	(32,915)
Interest income	—	23	(23)
Interest expense	(9,517)	(6,499)	(3,018)

Total other (expense) income, net	(9,517)	26,439	(35,956)

Net (loss)	$(33,545)	$(1,339)	$(32,206)

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Net Product Revenue

For the six months ended June 30, 2021, we recorded $5.1 million of net product revenue, which increased by $3.4 million from $1.7 million for the six months ended June 30, 2020. The increase in net revenue is related to the timing of when JATENZO became commercially available for sale. We did not begin commercially selling JATENZO within the United States until February 2020, following FDA approval in March 2019.

Cost of Product Sales

Cost of sales was $0.9 million for the six months ended June 30, 2021, which decreased by $7.1 million, from $8.1 million for the six months ended June 30, 2020. The decrease in cost of sales is related to a reserve for inventory obsolescence of $7.8 million recorded in the six months ended June 30, 2020.

Sales and Marketing Expenses

Sales and marketing expenses were $17.5 million for the six months ended June 30, 2021, which increased by $2.6 million, from $14.8 million for the six months ended June 30, 2020. The increase in sales and marketing expenses was primarily attributable to the following:

•	A $1.1 million increase in outsourced advertising and promotion costs;

•	a $1.2 million increase in commercial analytic costs;

•	a $0.2 million increase in patient assistance costs; and

•	a $0.1 million increase in distribution fees.

General and Administrative Expenses

General and administrative expenses were $8.9 million for the six months ended June 30, 2021, which increased by $3.7 million, from $5.2 million for the six months ended June 30, 2020. The increase in general and administrative expenses was primarily attributable to the following:

•	A $1.6 million increase in personnel costs, including stock-based compensation expense, primarily due to an increase headcount and external consultants;

•	a $1.9 million increase in consulting and professional fees, primarily due to an increase in legal fees related to patents; and

•	a $0.2 million increase in insurance fees, related to directors and officers insurance.

Research and Development Expenses

Research and development expenses were $1.8 million for the six months ended June 30, 2021, which increased by $0.4 million from $1.4 million for the six months ended June 30, 2020. The increase in research and development expenses was primarily attributable to the following:

•	A $1.0 million increase in costs related to phase IV studies related to the development of JATENZO, our lead commercial product.

•	a $0.6 million decrease in costs related to research and development consulting services.

Other (Expense) Income, Net

Total other expense, net was $9.5 million for the six months ended June 30, 2021, compared to income of $26.4 million for the three months ended June 30, 2020. The decrease of $36.0 million was primarily related to a $32.9 million decrease in the change in fair value of the warrant liability and derivative and an increase in interest expense of $3.0 million, related to an increase of $0.4 million in interest incurred with related parties and an increase of $2.6 million in interest incurred with third parties.

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Liquidity and Capital Resources

Sources of Liquidity

Since inception, we have incurred significant operating losses, have experienced negative operating cash flows and have accumulated significant accrued liabilities. Our net loss was $18.1 million and $33.5 million for the three and six months ended June 30, 2021, respectively. As of June 30, 2021, we had an accumulated deficit of $359.3 million. We expect to continue to generate operating losses and negative operating cash flows for the foreseeable future. As a result, even with proceeds from the Merger, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of private and public equity offerings, debt financings or other capital sources, which may include collaborations with other companies or other strategic transactions.

Merger

On September 9, 2021, we consummated the previously announced merger with pursuant to the Merger Agreement. In connection with the Merger, Legacy Clarus’ convertible noteholders and senior secured noteholders provided $25.0 million in additional capital following the announcement of the Merger, all of which along with accrued interest converted to shares of Common Stock at a price of $10.00 per share at the Closing Date. Together with Blue Water’s cash resources and additional capital, the Combined Entity received gross proceeds from the Merger (not including the $25.0 million of additional capital) of approximately $25.3 million.

Convertible Promissory Notes

On various dates from 2016 to 2021, Legacy Clarus entered into note purchase agreements, pursuant to which Legacy Clarus borrowed an aggregate of $81.3 million from related party investors as of June 30, 2020. The carrying value of all convertible notes as of June 30, 2021 was $98.1 million. In July 2021, Legacy Clarus entered into additional note purchase agreements pursuant to which it borrowed an aggregate of $3.6 million from existing investors. All convertible notes had the option to convert into Series D Preferred Stock at an exercise price of $4.50. As contemplated by the Merger Agreement, as of the Effective Time, these notes are no longer outstanding.

Senior Secured Notes

On March 12, 2020, Legacy Clarus issued and sold senior secured notes to certain purchasers not related to Legacy Clarus. Gross proceeds from the senior secured notes were $50.0 million, and Legacy Clarus received $42.7 million in net proceeds after deducting the original issue discount, interest reserve and transaction expenses.

The senior secured notes, currently bear interest at a rate of 12.5% per annum, are secured by substantially all of Legacy Clarus’ assets and intellectual property, and mature in March 2025. The senior secured notes provide for semi-annual payments on March 1 and September 1. Until March 2022, only interest is payable on the notes. Legacy Clarus did not pay interest of approximately $2.9 million due September 1, 2021. On September 28, 2021, Legacy Clarus and the noteholders entered into Supplemental Indenture No. 3, which supplements the existing indenture, pursuant to which they agreed to defer the September 1, 2021 interest payment to March 1, 2022, at an increased interest rate of 18.5%. Pursuant to Supplemental Indenture No. 3, Legacy Clarus also agreed, among other things, to commence a process to refinance, redeem or other repay all notes outstanding under the indenture no later than October 15, 2022 and is currently exploring options in connection therewith.

Beginning in September 1, 2022, in addition to interest payments, Legacy Clarus is required to make principal payments of $6.0 million on each of September 1, 2022, March 1, 2023, September 1, 2023 and

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March 1, 2024. Thereafter, in addition to interest payments, Legacy Clarus is required to make principal payments of $8.0 million on each of September 1, 2024 and March 1, 2025. Additionally, on February 1, 2023, Legacy Clarus is required to make a payment of principal in the amount of $3.125 million, which is the amount of a PIK note issued May 27, 2021, plus accrued and unpaid interest in respect of such principal.

As of the Closing Date and following the completion of the Business Combination, there is approximately $43.125 million of principal (including principal of $3.125 million in respect of the PIK note), plus accrued interest, outstanding under the senior secured notes.

Cash Flows

The following table summarizes our cash flows for the six months ended June 30, 2021 and 2020 (in thousands):

	Six Months Ended June 30,
	2021	2020
Net cash used in operating activities	(21,935)	(23,359)
Net cash used in investing activities	(20)	(60)
Net cash provided by financing activities	25,000	47,220

Net increase in cash and cash equivalents	$3,045	$23,801

Operating Activities

Net cash used in operating activities was $21.9 million for the six months ended June 30, 2021, reflecting net loss of $33.5 million, offset by a net change of $1.7 million in net operating assets and non-cash charges of $9.9 million. The non-cash charges primarily consist of non-cash interest expense on debt financings and the royalty obligation, stock-based compensation expense and depreciation. The change in net operating assets and liabilities was primarily due to an increase in inventory of $3.9 million, an increase in accounts receivable of $1.8 million, an increase in prepaid expenses and other current assets of $0.1 million, a decrease in deferred revenue of $0.1 million, partially offset by an increase in accounts payable of $1.4 million and an increase in accrued expenses of $6.4 million.

Net cash used in operating activities was $23.4 million for the six months ended June 30, 2020, reflecting a net loss of $1.3 million, offset by a net change of $4.2 million in net operating assets and non-cash charges of $26.3 million. The non-cash charges primarily consist of the change in fair value of the warrant liability and derivative liability, non-cash interest expense on debt financings and the royalty obligation, stock-based compensation expense and depreciation. The change in net operating assets and liabilities was primarily due to an increase in accounts receivable of $1.0 million, an increase in prepaid expenses and other current assets of $3.7 million, an increase in accrued expenses of $3.6 million, partially offset by a decrease in inventory of $2.8 million, an increase in accounts payable of $2.3 million an increase in deferred revenue of $0.2 million.

Investing Activities

During the six months ended June 30, 2021 and 2020, we used approximately $20,000 and $60,000, respectively, of cash in investing activities for purchases of property and equipment.

Financing Activities

During the six months ended June 30, 2021, net cash provided by financing activities was $25.0 million, related to $20.0 million of proceeds from the issuance of convertible notes payable and $5.0 million of gross proceeds from the issuance of senior notes payable.

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During the six months ended June 30, 2020, net cash provided by financing activities was $47.2 million, primarily related to $49.1 million of gross proceeds received from the issuance of senior notes and related royalty obligation, and $1.6 million of gross proceeds received from the issuance of convertible note, partially offset by debt issuance costs paid of $3.5 million.

Funding Requirements

Our primary use of cash is to fund operating expenses, primarily related to our selling and marketing activities associated with the commercialization of JATENZO and our research and development activities. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable, accrued expenses and prepaid expenses. Until such time, if ever, we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. Our ability to raise additional capital may be adversely impacted by potential worsening global economic conditions and the recent disruptions to, and volatility in, the credit and financial markets in the United States and worldwide resulting from the ongoing COVID-19 pandemic. To the extent that we raise additional capital through the sale of equity or convertible debt securities, ownership interests of existing stockholders may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our existing stockholders’ rights. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. In addition, our funding requirements will also depend on our ability to refinance our existing senior secured notes if we are unable to redeem or repay all notes outstanding under the indenture. See “— Senior Secured Notes” above for more information regarding our senior secured notes.

If funding permits, we would expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the commercialization of our product JATENZO. In addition, we now expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.

Going Concern

We expect that our revenue generated from the sales of JATENZO along with existing cash and cash equivalents of $10.3 million and proceeds from the Merger will not be sufficient to fund our operating expenses in order to maximize the commercial launch of JATENZO and capital expenditure requirements. Since our inception, we have devoted substantially all our efforts to business planning, clinical development, commercial planning and raising capital. We have incurred losses since inception and have an accumulated deficit of $359.3 million as of June 30, 2021, including $101.7 million of cumulative accretion on our Series A Redeemable Convertible Preferred Stock (“Series A Preferred Stock”), Series B Redeemable Convertible Preferred Stock (“Series B Preferred Stock”), Series C Redeemable Convertible Preferred Stock (“Series C Preferred Stock”) and Series D Redeemable Convertible Preferred Stock (“Series D Preferred Stock”) (collectively, “Preferred Stock”), and $99.0 million of cumulative non-cash interest related to previously issued convertible notes. As of June 30, 2021, we were in forbearance and default on our March 12, 2020 senior secured notes, as we were unable to maintain at least $10.0 million in cash and cash equivalents as of the last day of each calendar month beginning December 2020 and were unable to pay the required $3.1 million interest payment due in March 2021. Following the Closing of the Business Combination, Legacy Clarus and the noteholders entered into Supplemental Indenture No. 3, which supplements the existing indenture, pursuant to which they agreed to defer the September 1, 2021 interest payment on the senior secured notes to March 1, 2022, at an increased interest rate of 18.5%. Pursuant to Supplemental Indenture No. 3, Legacy Clarus also agreed, among other things, to commence a process to refinance, redeem or other repay all notes outstanding under the indenture no later than October 15, 2022 and is currently exploring options in connection therewith. As of the Closing Date and following the completion of the Business Combination, there is approximately $43.125 million of principal, plus accrued interest, outstanding under the senior secured notes.

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In addition to the Merger and the related investment, we plan to seek additional funding through the expansion of our commercial efforts to grow JATENZO and our operating cash flow, business development efforts to out-license JATENZO internationally, equity financings, debt financings such as the secured notes, or other capital sources including collaborations with other companies or other strategic arrangements with third parties. There can be no assurance that these future financing efforts will be successful.

If we are unable to obtain funding or generate operating cash flow, we will be forced to delay, reduce or eliminate some or all of our product portfolio expansion or commercialization efforts, which could adversely affect our business prospects, or we may be unable to continue operations. Although management continues to pursue these plans, there is no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us to fund continuing operations, if at all. The terms of any financing may adversely affect the holdings or the rights of our stockholders.

Working Capital

Because of the numerous risks and uncertainties associated with research, development and commercialization of JATENZO and our research and development portfolio, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on and could increase significantly as a result of many factors, including:

•	The costs, timing and ability to manufacture JATENZO;

•	the costs of future activities, including product sales, marketing, manufacturing and distribution of JATENZO;

•	the costs of manufacturing commercial-grade product and necessary inventory to support continued commercial launch;

•	the costs of potential milestones related to license agreements;

•	the ability to receive additional non-dilutive funding, including grants from organizations and foundations;

•	the revenue from commercial sale of its products;

•

the costs of preparing, filing and prosecuting patent applications, obtaining, maintaining, expanding and enforcing its intellectual property rights and defending intellectual property-related claims; and

•	our ability to establish and maintain collaborations on favorable terms, if at all.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of June 30, 2021, and the effects such obligations are expected to have on our liquidity and cash flow in future periods (in thousands). For more information on contractual obligations and commitments following the Closing of the Business Combination, see “— Merger” and “— Liquidity and Capital Resources” above.

Contractual obligation	Total	Less than 1 year	More than 1 year and less than 3	More than 3 years and less than 5	More than 5 years
Convertible promissory notes	$78,722	$—	$—	$78,722	$—
Interest on convertible promissory notes (1)	33,659	8,212	18,560	6,887	—
Senior secured notes	58,125	—	38,125	20,000	—
Interest on senior secured notes (2)	21,568	7,771	11,622	2,175	—
Operating lease obligations (3)	63	58	5	—	—
Catalent Agreement purchase obligation	13,646	3,639	7,278	2,729	—
Pfizer Agreement purchase obligation	4,719	1,849	2,870	—	—

Total	$210,502	$21,529	$78,460	$110,513	$0

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(1)	We have outstanding convertible promissory notes of $78.7 million, which have a stated interest rate of 8% and mature on March 1, 2025.
(2)	We have borrowed $58.1 million through issuing our senior secured notes that bear interest at 12.5% and mature on March 1, 2025.
(3)	We have an operating lease agreement for our office space.

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts.

Purchase Obligations

In July 2009, we entered into a commercial manufacturing agreement, as amended, with Catalent Pharma Solutions, LLC (the “Catalent Agreement”). Pursuant to the terms of the Catalent Agreement, we must make minimum annual purchases of JATENZO softgel capsules, through the initial term, or March 2025. Any shortfall between the minimum annual purchase quantities and actual purchases will be multiplied by a unit price, as defined in the Catalent Agreement, and paid to Catalent within 30 days of any year-end that the minimum purchase requirement is not met. We have not made any payments to Catalent as a result of a shortfall in minimum purchase quantities. The Catalent Agreement renews automatically for two-year periods and either party may terminate the contract upon twelve months, written notice. Purchases under the Catalent Agreement for the three months ended June 30, 2021 and 2020 were $1.7 million and $0.2 million, respectively. Purchases under the Catalent Agreement for the six months ended June 30, 2021 and 2020 were $5.1 million and $3.0 million, respectively.

We entered into a product supply agreement with Pharmacia & Upjohn Company LLC, or Pfizer (the “Pfizer Agreement”), effective January 1, 2021. Pursuant to the terms of the Pfizer Agreement, we must make minimum annual purchases of T-undecanoate equal to approximately $1.8 million per year, through the initial term, or January 2024. If there is a shortfall between the minimum annual purchase quantities and actual purchases, the difference between the minimum annual purchase amount and actual purchases will be paid to Pfizer. There were no purchases under the Pfizer Agreement during the six months ended June 30, 2021.

Lease Commitments

We have entered into operating leases for rental space in Northbrook, Illinois and Murfreesboro, Tennessee that extend into December 31, 2021 and September 30, 2022, respectively. The table above includes future minimum lease payments under the non-cancelable lease arrangements.

We enter into contracts in the normal course of business with clinical trial sites, clinical and commercial supply manufacturers, and other services and products for operating purposes. These contracts generally provide for termination after a notice period, and, therefore, are cancelable contracts and not included in the table above.

Long-Term Debt Commitments

As discussed above and in Note 7 of our financial statements appearing elsewhere in prospectus, we have both convertible promissory notes and senior secured notes that are included in the table above.

License Agreement Commitments

In May 2021, we entered the HavaH Agreement with HavaH Therapeutics (“HavaH”), an Australia-based biopharmaceutical company developing androgen therapies for inflammatory breast disease and certain forms of breast cancer. Under the HavaH Agreement, we will acquire the development and commercialization rights for HavaH T+Ai™, to be renamed CLAR-121.

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Under the terms of the licensing agreement, we made an upfront payment of $0.5 million and HavaH may be eligible for up to $10.8 million in potential development and regulatory milestone payments. Additionally, HavaH would be eligible for royalty payments and up to $30.0 million in potential commercial milestones. Such royalty payments will be based on total aggregate annual net sales of CLAR-121 in the territory, at a low single digit percentage rate (when there is no patent protection or regulatory exclusivity) or a low teens percentage rate (where CLAR-121 has patent protection or regulatory exclusivity). Additionally, such royalties are payable until the later of ten years or the loss of patent protection or regulatory exclusivity.

In September 2021, we entered into a licensing agreement with McGill University (“McGill”), Canada’s top ranked medical doctoral university. Under the agreement, Clarus will develop and commercialize McGill’s proprietary technology designed to treat conditions associated with CoQ10 deficiencies in humans.

Under the terms of the licensing agreement, we paid McGill a one-time upfront payment of $350,000, and McGill may be eligible for up to $10.5 million in potential development and regulatory milestone payments. Additionally, McGill would be eligible for up to $30 million in potential commercial milestone payments.

Critical Accounting Policies and Significant Judgments and Estimates

There have been no significant changes to our critical accounting policies from those described in our most recent annual financial statements for the year ended December 31, 2020 included in this prospectus.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Recently Issued Accounting Pronouncements

See Note 2 to our annual financial statements appearing in our audited financial statements for the year ended December 31, 2020 included in this prospectus.

Qualitative and Quantitative Disclosures about Market Risks

We are exposed to certain market risks in the ordinary course of its business. Market risk represents the risk of loss that may impact its financial position due to adverse changes in financial market prices and rates. Our market risk exposure primarily relates to changes interest rates.

Interest Rate Risk

Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our cash equivalents are in the form of money market funds and our long-term debt financings. As of June 30, 2021, and December 31, 2020, we had cash and cash equivalents of $10.3 million and $7.2 million, respectively. Interest income is sensitive to changes in the general level of interest rates; however, due to the nature of these investments, an immediate 10% change in interest rates would not have a material effect on the fair market value of our investment portfolio.

As of June 30, 2021, and December 31, 2020, $139.4 million and $111.3 million, respectively, in aggregate principal amount of our outstanding debt obligations were at fixed interest rates, representing approximately 100 percent of our total debt, on an amortized cost basis. As of June 30, 2021, and December 31, 2020, our outstanding debt obligations at fixed interest rates were comprised of convertible promissory notes and senior notes.

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Emerging Growth Company Status

The Combined Entity is expected to be an “emerging growth company” as defined in the Jobs Act and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. The Combined Entity may take advantage of these exemptions until it is no longer an emerging growth company under Section 107 of the JOBS Act, which provides that an emerging growth company can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. The Combined Entity expects to avail itself of the extended transition period and, therefore, while the Combined Entity is an emerging growth company, it will not be subject to new or revised accounting standards the same time that they become applicable to other public companies that are not emerging growth companies, unless it chooses to early adopt a new or revised accounting standard.

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BUSINESS

Overview

We are a pharmaceutical company focused on the commercialization of JATENZO, the first and only oral T-replacement, or T-replacement therapy (“TRT”) of its kind that has received final approval by the FDA. We believe that current users of TRT are not satisfied with their current options and desire a therapeutic that is safe, effective and more convenient. Our primary goal for JATENZO is for it to become the preferred choice for TRT among men with hypogonadism — T deficiency accompanied by an associated medical condition. In parallel, our broader vision is for Clarus to become a profitable pharmaceutical company initially focused on the development and commercialization of T and metabolic therapies for men and women.

In March 2019, our first commercial product, JATENZO, was approved by the FDA as a TRT for the treatment of adult men with hypogonadism due to certain medical conditions. JATENZO is the first oral T therapy approved by the FDA in more than 60 years. JATENZO is a T-ester prodrug created by the linkage of T with the fatty acid undecanoic acid to form T-undecanoate (“TU”). Once absorbed, TU, an inactive version of T, is converted by natural enzymes in the body to bioactive T. In February 2020, we commenced U.S. commercial sales of JATENZO and, as of December 31, 2020, JATENZO was available under health plans, representing approximately 61% of U.S. commercial insured lives. Of these patients, 65% had access to JATENZO without having to try another T-replacement product first (e.g., generic or other branded option). In the year ended December 31, 2020, JATENZO generated net revenues of approximately $6.4 million, demonstrating consistent month over month prescription growth over the first year of commercialization despite the commercial challenges presented by the COVID-19 pandemic. The FDA granted 3-year Hatch-Waxman market exclusivity to JATENZO, which prevents the FDA from granting full market approval to similar testosterone new drugs or generic competitors for the protected conditions of use of JATENZO until March 27, 2022.

T-deficiency is diagnosed in men by a simple blood test that identifies a T concentration below 300 nanograms per deciliter (“ng/dL”). Common symptoms identified in the Endocrine Society’s clinical guidelines that suggest testing for T deficiency include reduced sexual activity and desire, decreased energy, increased body fat and reduced muscle mass, depressed mood and other emotional and physiological issues. T-deficiency affects approximately 20 million men over the age of 45, according to a study published in the International Journal of Clinical Practice in 2006. Of this population, about 8 million are diagnosed with hypogonadism, and even fewer, approximately 2.2 million, actually receive TRT, the standard treatment for hypogonadism. Even with this low treatment rate, the overall market for TRT grew 7% in 2020 over 2019, despite the COVID-19 pandemic, which followed a 6.6% growth in prescriptions in the United States in 2019 as compared to 2018. The overall T-replacement therapy market was nearly 8 million prescriptions in 2020 and has been growing at a 5% compound annual growth rate, according to Symphony Health (Payer/Plan TRx Volume).

Existing therapeutic options for hypogonadal men, including T-injections (intramuscular and subcutaneous), T-gels, T-patches, T- buccal T-patches and implanted subcutaneous T-pellets, all suffer from limitations due to their routes of administration and ease of use. Consequently, these TRT options have low rates of adherence to prescribed dosing regimens. For example, only 31% and 14% of men continued taking T-gel six and twelve months after commencing therapy, respectively, according to a peer-reviewed study that reviewed enrollment and medical records of more than 15,000 men with hypogonadism. In addition, according to a survey we commissioned in 2020, 76% of the surveyed men reported that their needs are not being met by existing T-replacement therapies. This same poll found that 82% of TRT users were interested in learning about an oral TRT option. We believe that many hypogonadal patients are not satisfied with non-oral therapies due to administration and other challenges. Thus, they often discontinue their TRT or switch from one option to another in a cyclical search of a TRT that is acceptable. We believe JATENZO not only provides patients with the convenience of an oral route of administration but also the efficacy and safety necessary to treat hypogonadism. Although T-injections and T-gels collectively represent 95% of the TRT market, these products have significant challenges. Injections are painful, yield considerable inter-day T level variability and carry the risk of pulmonary

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micro-embolisms (“POMEs”). Gels are messy, pose a significant risk of T transference to the patient’s partner or children and result in substantial amounts of T entering the environment when patients shower, bathe or swim. Overall, we believe that JATENZO is more convenient than currently approved T therapies, thus making it more likely that men will adhere to their treatment.

We own patents and pending applications in the United States and several other countries worldwide having claims covering the formulation and use of JATENZO, and have been involved in interference proceedings with Lipocine involving a Clarus patent application having claims covering the use of JATENZO and Lipocine’s TLANDO product. See under the section “— Legal Proceedings.” There is risk that other infringement or interference proceedings could be declared involving patent or patent application claims covering the formulation and use of JATENZO. Although we prevailed in our motion on summary judgment in the litigation claims with Lipocine and entered into a global settlement agreement with Lipocine that includes resolution of the pending interference, additional claims from other third parties could arise in the future. There is risk that any future litigation and interference proceedings are resolved in a manner that could result in a material adverse effect on us and our business. There is also risk that other interference proceedings could be declared involving patent claims that cover JATENZO, which would pose the same risk of potentially needing a license from the patent holder. Two interferences were previously decided against us, see under the section “Legal Proceedings.” There is risk that the litigation and interference proceedings may be resolved in a manner that could result in a material adverse effect on us and our business. We have established a contract sales force of approximately 55 sales representatives to promote JATENZO in the United States. We intend to invest additional resources to expand our national footprint to approximately 100 targeted sales representatives and to bring this sales force in-house. Our sales force currently targets high volume prescribing health care providers (“HCPs”) comprised of endocrinologists, urologists and primary care physicians. We continue to evaluate marketing or co-promotion arrangements to leverage our existing sales force and provide even broader JATENZO penetration in the U.S. market. We continue to explore potential strategic partnerships to assist in obtaining marketing approval for and commercialization of JATENZO outside of the United States (particularly in Europe, Asia and the Middle East). Success in achieving sales of JATENZO outside the United States could be a source of non-dilutive funding. We are also actively exploring potential business development transactions to expand our portfolio and leverage our existing sales force.

Since the beginning of our operations in 2004, we have assembled a seasoned management team with significant commercial TRT and large pharmaceutical experience. Our Founder, President and Chief Executive Officer, Dr. Robert Dudley, has over 30 years of experience in the T-replacement field and led the discovery, development, regulatory approval and launch of AndroGel, the first T-gel product. He also co-invented JATENZO and oversaw its development through approval by the FDA. Our senior management team includes industry veterans who have collectively more than 60 years of experience in the TRT market.

Our Strategy

Our goal is to build a profitable pharmaceutical company that commercializes products complementary to our lead product, JATENZO. Key elements of our strategy to achieve this goal include:

•

Establish JATENZO as the preferred choice among appropriate hypogonadal men for T-replacement. We will continue to drive awareness of JATENZO by leveraging the convenience of JATENZO’s oral administration and will seek to establish JATENZO as the preferred TRT treatment for HCPs and their hypogonadal patients.

•

Accelerate the build of our commercial infrastructure to successfully grow the market for JATENZO and launch any additional products we develop or acquire. We will grow our commercial infrastructure and sales force that targets endocrinologists, urologists and PCPs who are high prescribers of TRT.

•	Explore additional indications for JATENZO and consider business development opportunities to grow our pipeline and product portfolio. We plan to use exploratory trials to guide the development of

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JATENZO for additional potential indications, including, for example, treatment of hypogonadism associated female-to-male transgender T therapy and chronic kidney disease. We will also seek to leverage the commercial launch of JATENZO with our sales organization and commercial infrastructure to develop or acquire the rights to additional complementary products or product candidates.

Hypogonadism and the T-Replacement Therapy Market

Hypogonadism or T-Deficiency

Testosterone (T) is a key male sex hormone and is essential to the development of male growth. It is responsible for promoting growth of muscle mass, increasing bone density and strength, and stimulating linear growth and bone maturation. In addition, researchers increasingly have identified T as an important factor in metabolic function and other physiological processes, including the observation that normal levels help maintain energy levels and an overall sense of well-being in men.

Approximately 20 million men in the United States between the ages of 45 and 75 years old may have deficient levels of T, defined as circulating T levels below 300 ng/dL, based upon age-based prevalence rates published in the International Journal of Clinical Practice in 2006 and the U.S. Census Bureau’s 2012 population estimates.

The Endocrine Society, a professional medical organization comprised of HCPs with medical expertise in the area of hormones and related medical disorders, has published clinical guidelines identifying signs and symptoms of hypogonadism, including the following:

There are two types of hypogonadism: primary, or classical, hypogonadism and secondary hypogonadism.

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Primary hypogonadism is caused by the failure (inability) of the testes to synthesize and secrete T. Causes of primary hypogonadism include Klinefelter’s syndrome, a condition in which males have an extra X chromosome, testicular tumors, testicular damage, varicocele, which is an abnormal enlargement of the vein in the scrotum that drains blood from the testicles, disease-associated testicular damage, including that from mumps, certain systemic diseases, such as renal insufficiency, and exposure to alcohol in chronic excess.

Secondary hypogonadism is caused by a fault in the hypothalamic-pituitary axis that results in an inadequate gonadotropin signal to the testes to produce T. Secondary hypogonadism is relatively common among men with diseases such as type-2 diabetes and its common precursor, metabolic syndrome. For example, approximately 33% and 12% of men with type-2 diabetes and metabolic syndrome, respectively, are hypogonadal, according to research published in Diabetes Care in 2007 and the Journal of Andrology in 2009. Secondary hypogonadism is also associated with obesity, chronic heart disease, chronic kidney disease, asthma and chronic obstructive pulmonary disease.

U.S. TRT Market Dynamics %

U.S. sales of T-replacement therapies, currently the standard treatment for T deficiency, exceeded $1.3 billion in 2020, according to Symphony Health, and almost 8 million prescriptions for T-replacement therapies are written per year. U.S. sales represent the vast majority of global TRT sales, with injections representing 36% and gels representing 58% of the U.S. sales dollars in 2020. Injections represent 75% and gels represent 24% of all U.S. prescriptions written in 2020.

The following graph demonstrates year-over-year prescription growth in the U.S. TRT market over the last 5 years.

U.S. Annual Prescriptions and Year-over-Year Growth in the TRT Market

We believe there is potential for continued TRT market expansion. According to a study published in the Archives of Internal Medicine in 2008, only 12% of hypogonadal men, representing less than half of all men diagnosed with hypogonadism, actually receive TRT. Additionally, the overall TRT market in 2020 grew 7% over 2019, to approximately 8 million prescriptions per year, despite the COVID-19 pandemic. This followed a 6.6% growth in prescriptions in 2019 as compared to 2018. Our expectation of continued growth and penetration in the TRT market in the United States is based on a number of factors, including:

•	a growing awareness among physicians to diagnose and treat hypogonadism and willingness by patients to discuss signs and symptoms of their medical condition than in the past;

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•

recognition and association by HCPs of the association of hypogonadism with other increasingly prevalent diseases, such as metabolic syndrome, type 2 diabetes, chronic renal disease and chronic heart disease;

•	the ability to easily identify low serum T levels through a simple blood test; and

•

continuing guidance from medical societies (including the Endocrine Society, American Association of Clinical Endocrinologists and American Urological Association), that clinicians measure serum T levels of patients if they present with symptoms or signs typically associated with hypogonadism.

Limitations of Existing Treatments for Hypogonadism

The U.S. TRT market is comprised primarily of non-oral T treatments, including injections, gels, topical and buccal patches, and implanted subcutaneous pellets. Each of these products is associated with different T pharmacokinetic profiles which, in turn, can lead to significant intra- and inter-patient variabilities in circulating T response and associated symptom relief. Furthermore, each TRT delivery route has been associated with user challenges. For example, the pain of weekly deep muscle injections, skin irritation associated with the T-patch or T-gels, risk of T transference to women and children by T-gel users, potential anaphylactic reactions observed with a long-acting depot form of TU, thrice-daily administration of a nasal T preparation, and a surgical procedure for placement of T-pellets. Consequently, there has been relatively poor patient adherence and significant ‘switching’ from one TRT to another. Missing from the available armamentarium of TRT therapies was an oral T product that was effective in meeting current T-replacement regulatory standards and one not associated with potentially serious liver toxicity. Prior to JATENZO’s approval, the only oral T-replacement product approved by FDA (over 60 years ago) was methyltestosterone — a chemical cousin of T that has been associated with serious liver toxicity and thus has been rarely prescribed. Therefore, when viewed in the historical context of TRT, we believe JATENZO offers appropriate hypogonadal patients an easy-to-use, safe and effective TRT option that was not previously available.

Prior to 2000, with the introduction of a T-gel, T was primarily available through either scrotal or non-scrotal patches, pellets, or injections. T-injections, which became the dominant mode of administration and remain so today. However, besides having pain at the injection site, intramuscular T products carry significant risk of POME and polycythemia (i.e., increase in red blood cell count) which requires monitoring by the healthcare provider.

With the introduction of a T-gel formulation in 2000, topical T administration became desirable because of its ease of use. However, over time common side effects including itching, irritation and discomfort at the application site became increasingly problematic for patients. Additionally, topical T-gels place partners and children at risk of T transference (secondary exposure to T when transferred from user to non-user (e.g., women and children)). This prompted the FDA to add boxed warnings to the labeling for T-gels relating to T transference. Despite these limitations, gels have continued to demonstrate significant market penetration.

The other approved TRT therapies have their own limitations, including gum, nasal and skin irritation and difficulty of administration (e.g., office procedure). As a result, non-oral TRT products are associated with low rates of patient compliance and adherence. More than 95,000 men change T-replacement therapies more than once per year. According to a peer-reviewed study published in the Journal of Sexual Medicine in 2013, only 31% and 14% of patients were still on gel therapy six months and 12 months, respectively, after first dosing, and only about half of those who discontinued therapy later resumed treatment.

Our Solution — JATENZO

Our first commercial product, JATENZO, was approved in March 2019 by the FDA for oral TRT use in adult males for conditions associated with a deficiency or absence of endogenous, or naturally produced, T, including congenital or acquired primary and secondary hypogonadism, with a boxed warning. JATENZO was the first oral T-medicine approved by the FDA in more than 60 years, the first oral T-prodrug, and the first and only oral softgel TU TRT.

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We believe JATENZO offers hypogonadal men and prescribing physicians a safe and effective oral replacement option and has a number of advantages over the currently approved replacement therapies, including:

•

Convenient Oral Dosing.    JATENZO as either one or two easy-to-swallow softgels is taken twice daily with a regular meal. We believe oral dosing is preferred by most patients, is easier to use than other TRTs currently on the market and will ultimately improve the low TRT adherence rates.

•

Normalized T Levels.    After dose adjustment (if necessary), 87% of men treated with JATENZO in our clinical trials achieved average serum T levels in the normal range. In addition, JATENZO improved the classic signs and symptoms associated with hypogonadism, including psychosexual symptoms, body mass index, fat mass and bone mineral density.

•

Avoids Administration Challenges.    Unlike other TRT products, JATENZO is an oral product and as such avoids the challenges, risks and safety issues seen with non-oral products. JATENZO avoids the risk of T transfer to partners and children that exists with gel treatment; injection site pain, risk of POME and polycythemia seen with injections, and the gum, nasal and skin irritation and difficulty of administration seen with other TRT products

•

Safety Profile.    JATENZO’s overall safety profile is generally consistent with that observed in clinical trials of other FDA approved TRTs. The modest increase in systolic blood pressure observed in men treated with JATENZO is not unique and has been observed with injectable T and other oral TU products under development in the United States or marketed outside the U.S. Importantly, JATENZO has not been associated with liver toxicity in Phase 3 clinical testing that included patients treated with JATENZO for up to two years.

We commercially launched JATENZO in the U.S. in February 2020. In the year ended December 31, 2020, JATENZO generated net revenue of approximately $6.4 million. Despite the COVID-19 pandemic which had a profound effect on our ability to market JATENZO to HCPs, we achieved prescription growth month-over-month during the first year of our launch as a result of our increasing educational efforts and increasing commercial payor coverage.

As of December 31, 2020, JATENZO was available and covered for approximately 61% of all U.S. commercial lives. Over 65% of those covered are not required by the applicable payor to try a generic or other branded therapy before reimbursing JATENZO. This level coverage is consistent within the class of approved T-replacement products. We anticipate being able to secure additional payor coverage for JATENZO but there is no guarantee this will occur.

JATENZO is available in three capsule strengths for twice daily administration with food. In our pivotal Phase 3 trial of JATENZO, an open-label study designed to evaluate the efficacy and safety of JATENZO in adult hypogonadal male subjects referred to as the ‘inTUne trial’, JATENZO was evaluated for safety against Axiron, a then commonly prescribed topical T formulation. A total of 222 hypogonadal men were randomized, with 166 in the JATENZO group and 56 in the Axiron group. JATENZO achieved the primary endpoint, with 87% of patients treated with JATENZO achieving an average T level in the normal male range by the end of the trial period and in some cases in as little as seven days. Notably, a robust dose-titration paradigm was tested and validated such that T responses to JATENZO could be tailored to individual patient requirements if a dose adjustment was necessary. As shown graphically below, JATENZO also improved classic signs and symptoms associated with hypogonadism in the inTUne trial, including free (i.e., bioactive) T, psychosexual symptoms, body composition, and bone mineral density, each as illustrated in the figures below.

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The safety profile of JATENZO was consistent with data generated in two earlier Phase 3 trials and the general safety profiles for TRT products as a therapeutic class. No liver toxicity was observed. The most common adverse events of JATENZO were headache (5%), increased hematocrit (5%), hypertension (4%), decreased HDL (3%), and nausea (2%). Each of the treatment-emergent adverse events of an increased hematocrit was considered by the investigator as mild in intensity. Compared to baseline, mean serum sex hormone binding globulin (SHBG) concentrations declined significantly in response to JATENZO but remained within the normal range after approximately 3 to 4 months of JATENZO. In parallel, concentrations of free T increased such that by the end of treatment, mean levels were significantly higher than baseline but still within the normal range. JATENZO was associated with a modest increase in average systolic blood pressure (BP) of about 3-5 mmHg — an increase consistent in magnitude with a currently marketed form of injectable testosterone. Because any increase in systolic BP increases the theoretical risk of an adverse cardiovascular event (e.g., heart attack or stroke), FDA required that JATENZO (as well as an injectable T product approved in 2018 XYOSTED) to carry a boxed warning about potential increased blood pressure. Due to this risk, the boxed warning also states that use of JATENZO is only for the treatment of men with hypogonadal conditions associated with structural or genetic etiologies. We are also required by the FDA to conduct certain post-marketing studies to assess patient understanding of key risks relating to JATENZO, evaluate adrenal function with chronic JATENZO therapy, and conduct a pediatric study of JATENZO in adolescent hypogonadal patients.

In recent years, the FDA has mandated changes to all TRT product labeling to define the indicated uses of TRT products more explicitly and to strengthen precautions and warnings about their use. For example, language about potential cardiovascular risks, including deep vein thrombosis, now appears in TRT labeling as does a caution against TRT use in men with “age-related hypogonadism.”

We plan to explore additional potential indications for JATENZO including, for example, treatment of hypogonadal men with chronic kidney disease and as T replacement in female-to-male transgender patients. We plan to conduct small exploratory Phase 4 studies to confirm our hypotheses that JATENZO therapy in these patient populations will restore T levels to the normal male range and improve other biomarkers and symptoms associated with T deficiency. We then expect to conduct Phase 3 studies based on FDA guidance that would potentially result in expanded labeling indications for JATENZO.

We will also continue to explore commercial partnerships with outside organizations to maximize the sales and marketing potential for JATENZO. Of particular interest are establishing marketing partnerships for JATENZO in Europe, Asia and the Middle East.

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Additional Product Candidates

We will seek to leverage the commercial launch of JATENZO with our sales team and commercial infrastructure to develop or acquire rights to additional complementary products or product candidates. Our business strategy is to identify complementary development and commercialization opportunities that apply our management expertise, commercial infrastructure and sales force to approved products or product candidates. Our strategy is to pursue these opportunities both on our own and with industry leading partners. We believe this strategy offers a distinct value to patients, healthcare providers, pharmaceutical partners and our stockholders.

In May 2021, we entered into a licensing agreement whereby Clarus will acquire the exclusive worldwide (excluding Australia) development and commercialization rights for HAVAH T+Ai™ (CLAR-121). CLAR-121 is a proprietary combination of testosterone (T) (natural ligand for the androgen receptor; AR) and anastrozole (an aromatase inhibitor that blocks T conversion to estradiol) delivered by a subcutaneous implant for treatment of AR-mediated breast disease that predominantly affects women. Clarus’s initial therapeutic target will be inflammatory periductal mastitis (PDM) — a painful, often debilitating inflammation of breast tissue. Clarus estimates that the annual total U.S. patient population of women with PDM is approximately 150,000. Clarus is not aware of any effective pharmaceutical intervention for PDM and intends to seek FDA Orphan Drug designation for CLAR-121 for use in the treatment of PDM. However, there can be no guarantee that FDA will grant such designation. In addition to PDM, CLAR-121 may have potential use to treat estrogen receptor-positive (ER+) breast cancer as the androgen receptor is a tumor suppressor in estrogen receptor — positive breast cancer. Of the approximately 280,000 annual cases of breast cancer in the United States, 80% of these are ER+ and 90% of ER+ breast cancers are also AR+. Significant development by Clarus will be necessary to demonstrate clinical efficacy and safety and to secure FDA approval for both of these potential uses for CLAR-121. There is no guarantee such development will be successful and result in FDA approval of CLAR-121 for either condition.

In September 2021, we entered into a licensing agreement with McGill University (“McGill”), Canada’s top ranked medical doctoral university, whereby Clarus will develop and commercialize McGill’s proprietary technology to develop potential treatments for rare, endocrine, metabolic, and neurological conditions associated with primary and secondary CoQ10 (ubiquinone) deficiencies which belong to the wider class of mitochondrial diseases.

CoQ10 is synthesized in the inner membrane of mitochondria, a cellular organelle whose primary function is to produce the body’s chemical energy. Deficiencies of CoQ10 can lead to severe multiple organ dysfunctions that involve the brain, nerves, kidneys, heart, GI tract and muscle. Oral CoQ10 is largely ineffective because it does not result in intracellular uptake of CoQ10. McGill has identified a method to substantially increase such uptake, thereby forming the basis for a new, and potentially profound, method of addressing deficiencies of CoQ10. There is no guarantee that such method will be successful.

Mitochondrial diseases are chronic, genetic diseases that occur when the mitochondria, structures in our body cells that produce energy from oxygen and food, fail to function properly. Mitochondrial diseases can affect almost any area of the body and can occur at any age, making them often misdiagnosed.

Sales, Marketing and Distribution

We have built a robust internal commercial organization in the United States to market and sell JATENZO and any additional products we may develop or acquire. We have also established with a commercial outsource partner a sales force of approximately 55 representatives dedicated solely to promoting JATENZO in the United States. We intend to invest additional resources to bring our sales force in-house while expanding its national footprint. Our sales force targets high prescribing endocrinologists, urologists and primary care physicians. We believe that this approach allows us to achieve broad geographic coverage while connecting with the most valuable targets. In addition, we conduct direct outreach to hypogonadal men through paid search, social

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media and programmatic advertising. In April 2020, in connection with the COVID-19 pandemic, we incorporated digital assets and virtual marketing into our sales force approach, including virtual sales calls, and we expect to proceed with a hybrid virtual and in-person approach moving forward. We also intend to explore additional strategies to engage both the patient and the consumer through various direct-to-consumer modalities. The launch of any future products may require further expansion of our existing sales force.

In addition to developing our own commercial organization, we continue to evaluate distribution or co-promotion arrangements with established pharmaceutical companies that have either complimentary product offerings or with established pharmaceutical companies to expand the footprint for JATENZO.

We are considering strategic partners with demonstrated commercial capabilities to assist in obtaining marketing approval for and commercialization of JATENZO outside of the United States. We intend to seek approval and launch commercial sales of JATENZO in territories outside of the United States by establishing additional collaborations with one or more pharmaceutical company collaborators, depending on, among other things, the applicable indications, the related development costs and our available resources. In May 2014, we entered into an agreement with CBC SPVI, Ltd. (“C-Bridge”), pursuant to which we and C-Bridge agreed to make commercially reasonable efforts to jointly develop a plan for the commercial manufacture, marketing, promotion, sale, distribution, and commercial importation and exportation of JATENZO and any related products in China. As part of this agreement, C-Bridge also purchased convertible promissory notes and became an investor in our company.

We have contracted with numerous wholesale distributors, including Cardinal, McKesson Corporation and Amerisource Bergen Corporation, to distribute JATENZO to retail pharmacies. In addition to shipping our product, these distributors provide inventory and sales reports as well as other services. In exchange for these services, we pay fees to certain distributors based on a percentage of wholesale acquisition cost. We also plan to explore using alternative, non-retail channels to distribute JATENZO.

Manufacturing

We have established a comprehensive supply chain for commercial manufacture of JATENZO capsules. We rely on contract manufacturers to produce the drug substance and drug product required for our commercial supply and clinical studies. We have qualified two sources of bulk TU, entered into an exclusive manufacturing relationship for the manufacture of the softgel capsules and engaged with a commercial packager for the production of finished JATENZO capsules. All lots of drug substance and drug product used for our commercial supply and clinical studies are manufactured, packaged and labeled under cGMP. The FDA inspects manufacturing facilities periodically, with the frequency based on its assessment of risk. We have established an internal quality control and quality assurance program, including a set of standard operating procedures and specifications that we believe is cGMP-compliant.

We expect to continue to rely on third parties for our manufacturing processes and for the production of all drug substance and drug product used for our commercial supply and clinical studies of JATENZO and any other product or product candidate we may develop or acquire. We plan to continue to rely upon contract manufacturers and, potentially, collaboration partners, to manufacture commercial quantities of JATENZO and any other product we may develop or acquire, if such product is approved in Europe or in territories outside of the United States and Europe.

We have established a comprehensive supply chain for commercial manufacture of JATENZO capsules. We rely and we expect to continue to rely on third parties for our manufacturing processes and for the production of all drug substance and drug product used for our commercial supply and clinical studies of JATENZO and any other product or product candidates we may develop or acquire. We plan to continue to rely upon contract manufacturers and, potentially, collaboration partners, to manufacture commercial quantities of JATENZO and any other product we may develop or acquire, if such product is approved in Europe or in territories outside of the United States and Europe.

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For the commercialization of JATENZO, we have:

•	qualified two sources of bulk TU, Pfizer and Xianju, both of which are subject to continuing FDA review and periodic inspection, and entered into a commercial supply agreement with each;

•	entered into an exclusive manufacturing agreement with Catalent for the manufacture of JATENZO softgel capsules; and

•	entered into an agreement with a commercial packager for finished JATENZO capsules.

In March 2021, we entered into a supply agreement with Pfizer (the “Pfizer Agreement”), for the bulk supply of TU. We provide Pfizer estimates of our projected supply requirements. These supply forecasts are binding for an initial period, can be altered by a certain percentage over a subsequent period and then are used only to assist with Pfizer’s production planning over the final period. We have an obligation to purchase a minimum amount of TU from Pfizer, subject to an annual maximum, for the first three years of the Pfizer agreement. The price per kilogram of bulk TU under the Pfizer Agreement is fixed based on the total volume purchased during a calendar year. If Pfizer is unable to satisfy our delivery requirements, we may purchase more supply needs from an alternative supplier. The term of the Pfizer Agreement expires in January 2024. The Pfizer Agreement may be terminated by either party without cause upon 18 months’ prior written notice or upon the other party’s uncured breach of any material obligation. The Pfizer Agreement also contains customary representations and warranties, indemnification, limitation on liability, assignment, confidentiality and other provisions.

Our January 2014 agreement with Xianju (the “Xianju Agreement”) similarly requires us to project our bulk TU supply needs for the United States. Our purchase orders are then bound by each such supply forecast for an initial period, can be altered by a certain percentage over a subsequent period and then are used only to assist with Xianju’s production planning over such projection’s final period. The price per kilogram of bulk TU under the Xianju Agreement is fixed based on the total volume purchased in a year; however, Xianju may increase the price if there are sudden changes in economic circumstances that increase the cost of production or raw materials. In addition, Xianju may request each year that the parties renegotiate the agreed upon prices from the previous year. The Xianju Agreement had an initial term of seven years and automatically renewed for two consecutive three-year terms unless either party gives notice of non-renewal no later than six months prior to the expiration of any initial or renewal term. The Xianju Agreement is also terminable by either party upon the other party’s bankruptcy, uncured material breach or for any changes in law or regulations that would render it impossible for a party to perform its material obligations. In the event of either non-renewal or termination, however, Xianju will continue to supply us with bulk TU on the terms of the Xianju Agreement for up to 18 months. The Xianju Agreement also contains customary representations and warranties, indemnification, limitation on liability, assignment and confidentiality provisions, as well as provisions with respect to quality control and manufacturing procedures.

The JATENZO formulation is encapsulated in a softgel form. We have chosen Catalent, a third-party manufacturer, to produce clinical trial supplies and commercial quantities of JATENZO softgel capsules. JATENZO softgel capsules come in 158 mg TU, 198 mg TU, and 237 mg TU forms. We have entered into a manufacturing agreement with Catalent (the “Catalent Agreement”), which remains in effect until March 2025, six years following the date on which the FDA approved Catalent as a manufacturer of JATENZO, and automatically renews for successive two-year periods, if not terminated one year prior to the expiration of the initial term or any then-current renewal term. Either we or Catalent may terminate the Catalent Agreement upon the other party’s bankruptcy, uncured material breach or upon 24 months’ prior written notice for convenience. In addition, Catalent may terminate the Catalent Agreement or cease performing its obligations if we fail to pay amounts within ten days of being due. We are required to purchase a minimum quantity of JATENZO softgel capsules, and we are required to pay to Catalent an annual commercial occupancy fee and an annual product maintenance fee. The unit price of capsules under the Catalent Agreement is determined based on batch size and the total volume shipped in a year. The price may be increased annually based on a market price index. The Catalent Agreement contains customary representations and warranties, indemnification, limitation on liability, assignment and confidentiality provisions.

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We, along with our contract manufacturers, are subject to extensive governmental regulations, including requirements that our products be manufactured, packaged and labeled in conformity with current cGMP. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. The FDA typically inspects manufacturing facilities every two years. We have established an internal quality control and quality assurance program, including a set of standard operating procedures and specifications that we believe is cGMP-compliant.

Third Party Reimbursement and Pricing

In the United States and elsewhere, sales of pharmaceutical products to consumers depend to a significant degree on the availability of coverage and reimbursement by third-party payors, such as government and private insurance plans. Third-party payors increasingly are challenging the prices charged for medical products and services and implementing other cost containment mechanisms. This is especially true in markets where generic options exist. It is, and will be, time consuming and expensive for us to go through the process of maintaining or seeking reimbursement for our products from Medicaid, Medicare and commercial payors. Our products and those of our partners may not be considered cost effective, and coverage and reimbursement may not be available or sufficient to allow us to sell our products on a competitive and profitable basis, potentially resulting in contract changes with these major payors.

Third-party payors often utilize a tiered reimbursement system, which may adversely affect demand for our products by placing them in a more expensive patient co-payment tier. Additionally, third party payors may require step edits or prior authorizations. We cannot be certain that our products will successfully be placed on the list of drugs covered by particular health plan formularies or in a more preferential position on their formularies. Third-party payors are currently demanding, and will most likely continue to demand, more aggressive pricing and rebates for favorable formulary placement. Some U.S. states have also created Medicaid preferred drug lists and include drugs on those lists only when the manufacturers agree to pay a supplemental rebate. If our products are not included on these preferred drug lists, they may be subject to prior authorization. Physicians may not be inclined to prescribe JATENZO to their Medicaid patients, and even if they do prescribe it, Medicaid may not authorize payment, thereby diminishing the potential market for our products in this market segment.

Currently, most of our prescriptions are open access, and we have negotiated agreements with several pharmacy benefits managers, including Express Scripts. We offer a co-pay assistance program to patients for JATENZO under which patients covered by commercial pharmacy benefit plans receive discounts on their prescriptions. Our JATENZO GO Co-pay Assistance Program provides financial support to most commercially insured patients to assist with out-of-pocket costs of JATENZO, such that most commercial covered patients will pay $0 for their prescription.

Similarly, in order to ensure coverage by Medicare Part D and commercial pharmacy benefit plans, we participate in certain rebate programs, which provide discounted prescriptions to qualified insured patients. Under these rebate programs, we pay a rebate to the third-party administrator of the program. We also provide discounts to authorized users of the Federal Supply Schedule (“FSS”) of the General Services Administration under an FSS contract negotiated by the Department of Veterans Affairs, including discounts mandated by the Veterans Health Care Act, discounted prescriptions to DoD’s Tricare retail pharmacy program, and discounts to federal grantees and safety net providers referred to as covered entities pursuant to our pharmaceutical pricing agreement with HHS and the 340B drug discount program, which is required as a condition of Medicaid coverage. Government agencies ordering under the FSS and covered entities purchase products from the wholesale distributors at the discounted price, and the wholesale distributors then charge back the difference between the current wholesale acquisition cost and the price the entity paid for the product.

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Patents and Proprietary Rights

Our success will depend, in part, on our ability to obtain and protect our proprietary rights in the United States and in other countries. To do so, we will continue to rely on patents, trademarks, trade secrets, and confidentiality and other agreements to protect our proprietary rights. We intend to seek patent protection whenever appropriate for any product candidates, including methods for their manufacture and use, and related technology we develop or acquire in the future.

We have been building and continue to expand our intellectual property portfolio relating to JATENZO. We strive to protect and enhance the proprietary technologies that we believe are important to our business and seek patent protection, where appropriate, in the United States and internationally for compositions related to JATENZO, its methods of use and any other inventions that are important to the development of our business. Our policy is to actively seek to protect our proprietary position by, among other things, filing patent applications in the United States and abroad, including Europe and other major countries when appropriate, relating to proprietary technologies that are important to the development of our business.

However, patent protection may not afford us with complete protection against competitors who seek to circumvent our patents. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our technology. There is also the risk, however, that third parties have patents or may obtain patents having claims that also cover JATENZO. Lipocine asserted the use of JATENZO infringes its patents, and has attacked patents and applications in our portfolio by patent interferences, see “— Legal Proceedings” subsection below.

Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection for the technologies, inventions, know-how and products we consider important to our business, defend our patents, preserve the confidentiality of our trade secrets and operate our business without infringing the patents and proprietary rights of third parties.

Our U.S. patent portfolio on JATENZO currently includes five issued patents: U.S. Patent No. 8,241,664, which expires March 2029; U.S. Patent No. 8,492,369, which expires December 2030, as well as U.S. Patent Nos. 8,778,916, 10,543,219 and 10,617,696, each of which expires in April 2030. The issued U.S. patents contain claims to both pharmaceutical compositions and methods of treatment using our proprietary pharmaceutical composition and all are listed in the FDA Orange Book: Approved Drug Products with Therapeutic Equivalence Evaluations. In addition, we have several patent applications pending in the United States and other countries that, if issued, will cover pharmaceutical compositions, methods of treatment and other features of JATENZO, and have the potential to extend patent coverage beyond 2030.

We also have issued patents covering JATENZO in Australia, Brazil, Canada, China, Costa Rica, Europe, Hong Kong, India, Indonesia, Israel, Japan, Mexico, New Zealand, Philippines, Russia, Singapore, South Africa and South Korea.

Our portfolio also contains pending applications around the world, including in the United States, Brazil, Canada and Europe. These patent applications, if they were to issue, have the potential to extend the patent coverage beyond 2030.

We solely own all the issued patents and the pending patent applications in our JATENZO patent portfolio. However, one of our applications having claims covering JATENZO was recently the subject of an interference proceeding. While we prevailed in this interference proceeding, there is risk that the U.S. Patent and Trademark Office could declare other interference proceedings involving patent claims that cover JATENZO as discussed in more detail in “— Legal Proceedings” below.

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TU, the active pharmaceutical ingredient in JATENZO, as well as its use for treating hypogonadism, are well known in this field. Accordingly, The TU active ingredient, standing alone, is not protected by any third party patents, although there are third party patents with claims that are alleged to cover use of TU in treating hypogonadism and the use of JATENZO as discussed in more detail in “— Legal Proceedings” below.

Competition

There are several approved T-replacement therapies on the market, as well as several therapies under review by the FDA. The TRT market is highly competitive, and our future success will depend on our ability to capture market share from currently approved therapies most notably injections and gels, the continued expansion of the TRT market, and our ability to operate freely with regard to or to preclude from competing against us several competitors who have also develop oral TU products, including Lipocine which has received tentative approval from the FDA and has alleged that JATENZO infringes certain Lipocine patents, as described in “— Legal Proceedings” below.

Injectables

Injectable T-esters (e.g., T-enanthate; T-cypionate) continue to represent the majority of the prescriptions in the TRT market. Over 5.9 million prescriptions were written for T injectables (75% of all TRT prescriptions and 36% of U.S. sales) in 2020. T-injectables are predominantly given as T-cypionate (95% of all injections) and T-enanthate (1% of all injections). Injectables have experienced significant prescription growth in the U.S. market due to overall market demand for TRT and due to their generic availability and low cost. These men receive an injection every two to three weeks, most often intramuscularly, instead of applying a daily administration of other products. We believe physicians and their hypogonadal patients perceive the primary downsides of injections to be pain at injection site and risk for POME and polycythemia (excess concentration of red blood cells). Additionally, injecting T weekly or bi-weekly is associated with wide fluctuations in serum T levels between treatment cycles. For example, in many men limit of normal on day 1 of the injection, which may lead to undesirable side effects. Conversely, T levels often fall into the hypogonadal range before it is time for the next injection which leads to a return of undesirable symptoms.

Gels

Gels represent the second largest segment within the TRT market. Over 1.9 million prescriptions were written for gels in 2020 and represented 58% of U.S. sales in 2020. The gel-based T replacement products that are currently available include AbbVie’s AndroGel®, and Endo’s Testim® and Fortesta® along with their respective authorized generics as well as generic equivalents of each version.

The FDA has granted a therapeutic equivalence (“TE”) rating of AB to “generic” versions of approved products which have been approved via a 505(b)(2) NDA. In July 2014, the FDA granted the AB rating to Perrigo’s 1% T-gel drug product (NDA 203098) approved in January 2013, and a BX rating to Teva’s 1% gel drug product (NDA 202763) approved in February 2012. Each are versions of AbbVie’s AndroGel 1.0% and employed 505(b)(2) submissions citing AndroGel as their reference listed drugs (“RLD”). Teva’s version was found not to be bioequivalent to AndroGel, hence the BX rating. Upsher-Smith Laboratories also received approval for a version of Endo’s Testim (Vogelxo™; NDA 204399) in June 2014 using the same pathway. In January of 2015, the FDA determined that Vogelxo™ is therapeutically equivalent to Testim and received an AB rating. In August 2015, the FDA granted AB rating to Perrigo’s 1.62% T-gel drug product (NDA 204268) which also received FDA approval in August 2015. Eli Lilly and Acrux’s Axiron had patent expiry in February 2017. On July 6, 2017, Acrux confirmed that a generic version of Axiron® Topical Solution, 30 mg/1.5 mL (T-Topical Solution, 30 mg/1.5 mL) has been launched in the United States by Perrigo Company plc. Acrux also confirmed the availability of an authorized generic version of Axiron in the United States, through a marketing and distribution agreement between Lilly and a leading authorized generics company.

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Other Current T-Delivery Methods

JATENZO also competes with other TRT products such as a nasal T-gel, auto-injectable subcutaneous T, buccal T and topical T-patches, and implantable subcutaneous T-pellets.

Transdermal T-patches include Allergan’s Androderm®. An intramuscular depot form of TU also exists in branded form as Aveed® by Endo. Additionally, Endo markets the buccal TRT Striant® and the Testopel® implantable T-pellets, which it acquired from Auxilium in 2015. Antares Pharma, Inc. markets a sub-cutaneous weekly auto-injector T therapy, Xyosted™. Aytu BioScience Inc. markets an intranasal T therapy, Natesto®, which it licensed from Acerus Pharmaceuticals in 2016.

Other T-Products in Development

We are aware of a number of products in clinical development that, if approved by the FDA, would compete with JATENZO.

Lipocine has developed an oral TU formulation, TLANDO®. The FDA has granted tentative market approval to TLANDO for use as a TRT in adult males for conditions associated with a deficiency or absence of endogenous T, specifically congenital or acquired primary and secondary hypogonadism. In granting tentative approval, the FDA has concluded that TLANDO has met all required quality, safety and efficacy standards necessary for approval, but TLANDO has not received final approval and is not eligible for final approval and marketing in the United States until the expiration of JATENZO’s exclusivity period which expires on March 27, 2022. Like JATENZO and XYOSTED, we expect TLANDO to also carry a boxed warning about the potential for increased blood pressure since this was observed in clinical trials conducted by Lipocine. The FDA has also required Lipocine to conduct certain post-marketing studies to assess patient understanding of key risks relating to TLANDO and evaluate adrenal function with chronic TLANDO therapy, and conduct a pediatric study.

Marius Pharmaceuticals has developed an oral T-undecanoate under the name of KYZATREX® as a TRT for the treatment of primary and secondary hypogonadism in adult men. The product was submitted to the FDA on January 5, 2021 with an expected PDUFA action date on October 31, 2021. Should KYZATREX meet all of the required quality, safety, and efficacy standards necessary for approval, we believe it will not receive a final approval or be eligible to receive final approval or marketing in the United States until the expiration, on March 27, 2022, of our Hatch-Waxman 3-year exclusivity period with respect to JATENZO. We expect KYZATREX labeling to carry boxed warning regarding the potential for increased blood pressure. We also believe that the FDA will require Marius Pharmaceuticals to assess patient understanding of key risks relating to KYZATREX, evaluate adrenal function with chronic KYZATREX therapy and conduct a pediatric study.

Mereo BioPharma Group Ltd. is currently developing BGS649, a once weekly aromatase inhibitor, for first-line therapy for the treatment of obese men with hypogonadotropic hypogonadism. BGS649 has completed Phase 2b testing.

TesoRx Pharma LLC is developing an oral ‘bio-identical’ testosterone, TSX-002, for the treatment of Constitutional Delay of Growth and Puberty. Phase 2 clinical studies have been completed. TesoRx is also developing a potential once-daily oral TU product candidate, TSX-049, as TRT for hypogonadal in men.

Government Regulation

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, packaging, recordkeeping, tracking, approval, import, export, distribution, advertising and promotion of our products.

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U.S. Government Regulation of Drug Products

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act (the “FDCA”) and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve a pending NDA, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

•	nonclinical laboratory and animal tests that must be conducted in accordance with Good Laboratory Practices;

•	submission to the FDA of an Investigational New Drug (“IND”), which must become effective before clinical trials may begin;

•	approval by an independent institutional review board (“IRB”) for each clinical site or centrally before each trial may be initiated;

•

adequate and well controlled human clinical trials to establish the safety and efficacy of the proposed product candidate for its intended use, performed in accordance with good clinical practices (“GCPs”);

•	submission to the FDA of an NDA and payment of user fees;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•	pre-approval inspection of manufacturing facilities and selected clinical investigators for their compliance with cGMP and GCP;

•	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data; and

•	FDA review and approval of an NDA to permit commercial marketing for particular indications for use.

Preclinical Studies

Preclinical studies include laboratory evaluation of drug substance chemistry, pharmacology, toxicity and drug product formulation, as well as animal studies to assess potential safety and efficacy. Prior to commencing the first clinical trial with a product candidate, a sponsor must submit the results of the preclinical tests and preclinical literature, together with manufacturing information, analytical data and any available clinical data or literature, among other required information, to the FDA as part of an IND. Some preclinical studies may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the conduct of the clinical trial and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in FDA authorization to commence a clinical trial.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements. A separate submission to the

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existing IND must be made for each successive clinical trial conducted during product development, as well as amendments to previously submitted clinical trials. Further, an independent IRB for each institution participating in the clinical trial must review and approve the plan for any clinical trial, its informed consent form and other communications to study subjects before the clinical trial commences at that site. The IRB must continue to oversee the clinical trial while it is being conducted, including any changes to the study plans.

Regulatory authorities, an IRB or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk, the clinical trial is not being conducted in accordance with the FDA’s or the IRB’s requirements or if the drug has been associated with unexpected serious harm to subjects. Some studies also include a data safety monitoring board, which receives special access to unblinded data during the clinical trial and may advise the sponsor to halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy.

Human clinical trials are typically conducted in three sequential phases that may be combined or overlap.

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Phase 1 — Studies are initially conducted to test the product candidate for safety, dosage tolerance, structure-activity relationships, mechanism of action, absorption, metabolism, distribution and excretion in healthy volunteers or subjects with the target disease or condition. If possible, Phase 1 clinical trials may also be used to gain an initial indication of product effectiveness.

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Phase 2 — Controlled studies are conducted with groups of subjects with a specified disease or condition to provide enough data to evaluate the preliminary efficacy, optimal dosages and dosing schedule and expanded evidence of safety. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expansive Phase 3 clinical trials.

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Phase 3 — These clinical trials are generally undertaken in larger subject populations to provide statistically significant evidence of clinical efficacy and to further test for safety in an expanded subject population at multiple clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling. These clinical trials may be done at trial sites outside the United States as long as the global sites are also representative of the U.S. population and the conduct of the study at global sites comports with FDA regulations and guidance, such as compliance with GCPs. In most cases, FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single trial may be sufficient in rare instances, including (1) where the study is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible or (2) when in conjunction with other confirmatory evidence.

The FDA may require, or companies may pursue, additional clinical trials after a product is approved. These so-called Phase 4 trials may be made a condition to be satisfied after approval. The results of Phase 4 trials can confirm the effectiveness of a product candidate and can provide important safety information.

Clinical trials must be conducted under the supervision of qualified investigators in accordance with GCP requirements, which include the requirements that all research subjects provide their informed consent in writing for their participation in any clinical trial and the review and approval of the study by an IRB. Investigators must also provide information to the clinical trial sponsors to allow the sponsors to make specified financial disclosures to the FDA. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the trial procedures, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated and a statistical analysis plan. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur.

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The manufacture of investigational drugs for the conduct of human clinical trials is subject to cGMP requirements. Investigational drugs and active pharmaceutical ingredients imported into the United States are also subject to regulation by the FDA relating to their labeling and distribution. Further, the export of investigational drug products outside of the United States is subject to regulatory requirements of the receiving country, as well as U.S. export requirements under the FDCA. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and the IRB and more frequently if serious adverse effects occur.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate, as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

Disclosure of Clinical Trial Information

Sponsors of clinical trials of FDA regulated products, including drugs, are required to register and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may designate a drug as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States or more in cases in which there is no reasonable expectation that the cost of developing and making a drug available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan drug designation before submitting an NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a drug with orphan designation receives the first FDA approval for the disease or condition for which it has such designation, the drug will receive orphan drug exclusivity. Orphan drug exclusivity means that the FDA may not approve any other applications for the same drug for the same indication for seven years, except in certain limited circumstances. If a drug designated as an orphan drug ultimately receives marketing approval for an indication broader than what was designated in its orphan drug designation application, it may not be entitled to exclusivity. Orphan drug exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same active moiety for the same indication is shown to be clinically superior to the approved product on the basis of greater efficacy or safety or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand. Moreover, competitors may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity.

Special FDA Expedited Review and Approval Programs

The FDA has various programs, including fast track designation, breakthrough therapy designation, accelerated approval and priority review, which are intended to expedite or simplify the process for the

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development and FDA review of drugs that are intended for the treatment of serious or life threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.

Under the fast track program, the sponsor of a new drug candidate may request that FDA designate the drug candidate for a specific indication as a fast track drug concurrent with, or after, the filing of the IND for the drug candidate. To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life threatening disease or condition and demonstrates the potential to address an unmet medical need. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. Fast track designation provides additional opportunities for interaction with the FDA’s review team and may allow for rolling review of NDA components before the completed application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable and the sponsor pays any required user fees upon submission of the first section of the NDA. However, the FDA’s time period goal for reviewing an application does not begin until the last section of the NDA is submitted. The FDA may decide to rescind the fast track designation if it determines that the qualifying criteria no longer apply.

In addition, a sponsor can request breakthrough therapy designation for a drug if it is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies are eligible for intensive guidance from the FDA on an efficient drug development program, organizational commitment to the development and review of the product, including involvement of senior managers, and, like fast track products, are also eligible for rolling review of the NDA. Both fast track and breakthrough therapy products may be eligible for accelerated approval and/or priority review, if relevant criteria are met.

Under the FDA’s accelerated approval regulations, the FDA may approve a drug for a serious or life threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. A drug candidate approved on this basis is subject to rigorous post marketing compliance requirements, including the completion of Phase 4 or post approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post approval studies or confirm a clinical benefit during post marketing studies will allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated approval regulations are subject to prior review by the FDA.

Once an NDA is submitted for a product intended to treat a serious condition, the FDA may assign a priority review designation if FDA determines that the product, if approved, would provide a significant improvement in safety or effectiveness. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under the Prescription Drug User Fee Act (“PDUFA”) goals. Under the current PDUFA performance goals, these six-and ten-month review periods are measured from the 60-day filing date rather than the receipt date for NDAs for new molecular entities (“NMEs”), which typically adds approximately two months to the timeline for review from the date of submission.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. In addition, the manufacturer of an investigational drug for a serious or life-threatening disease is required to make available, such as by posting on its website, its policy on responding to requests for expanded

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access. Furthermore, fast track designation, breakthrough therapy designation, accelerated approval and priority review do not change the standards for approval and may not ultimately expedite the development or approval process.

NDA Submission and Review by the FDA

Assuming successful completion of the required clinical and preclinical testing, among other items, the results of product development, including chemistry, manufacture and controls, nonclinical studies and clinical trials are submitted to the FDA, along with proposed labeling, as part of an NDA. The submission of an NDA requires payment of a substantial user fee to the FDA. This user fee must be paid at the time of the first submission of the application, even if the application is being submitted on a rolling basis. Fee waivers or reductions are available in some circumstances.

Once the FDA receives an application, it has 60 days to review the NDA to determine if it is substantially complete to permit a substantive review, before it files the application. Once the submission is filed by the FDA, the FDA begins an in-depth review of the NDA. Under the goals agreed to by the FDA under PDUFA, the FDA has set the review goal of 10 months from the 60-day filing date to complete its initial review of a standard NDA for an NME, and make a decision on the application. For priority review applications, the FDA has set the review goal of reviewing NME NDAs within six months of the 60-day filing date. Such deadlines are referred to as the PDUFA date. The PDUFA date is only a goal and the FDA does not always meet its PDUFA dates. The review process and the PDUFA date may also be extended if the FDA requests or the NDA sponsor otherwise provides certain additional information or clarification regarding the submission during the review period that is considered by the FDA to be a major amendment to the original application.

The FDA reviews applications to determine, among other things, whether a product is safe and effective for its intended use and whether the manufacturing controls are adequate to assure and preserve the product’s identity, strength, quality and purity. Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities, including contract manufacturers and subcontracts, are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical trial sites to assure compliance with GCPs.

The FDA must refer applications for drugs that contain active ingredients, including any ester or salt of the active ingredients, that have not previously been approved by the FDA to an advisory committee or provide in an action letter a summary of the reasons for not referring it to an advisory committee. The FDA may also refer drugs which present difficult questions of safety, purity or potency to an advisory committee. An advisory committee is typically a panel that includes clinicians and other experts who review, evaluate and make a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Once the FDA’s review of the application is complete, the FDA will issue either a Complete Response Letter (“CRL”) or approval letter. A CRL indicates that the review cycle of the application is complete and the application is not ready for approval. A CRL generally contains a statement of specific deficiencies and provides recommendations for securing approval of the NDA. These recommendations may include additional clinical or preclinical testing or other information or analyses in order for the FDA to reconsider the application in the future. Even with the submission of additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If, or when the deficiencies have been met to the FDA’s satisfaction, the FDA will issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

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The FDA may delay or refuse approval of an NDA if applicable regulatory criteria are not satisfied, require additional testing or information, require post-marketing testing and surveillance to monitor safety or efficacy of a product and/or impose other conditions, including distribution restrictions or other risk management mechanisms. For example, the FDA may require a REMS as a condition of approval or following approval to mitigate any identified or suspected serious risks and ensure safe use of the drug. The FDA may prevent or limit further marketing of a product or impose additional post-marketing requirements, based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements, FDA notification and FDA review and approval. Further, should new safety information arise, additional testing, product labeling or FDA notification may be required.

If regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed or may include contraindications, warnings or precautions in the product labeling. The FDA may require certain contraindications and serious warnings to be placed in a box at the beginning of the labeling to highlight the information for prescribers, particularly those contraindications and warnings that may lead to death or serious injury. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may approve the NDA with postmarketing requirements, which are studies and clinical trials that sponsors are required to conduct under one or more statutes or regulations, or postmarketing commitments, which are studies or clinical trials that a sponsor has agreed to conduct, but that are not required by a statute or regulation..

U.S. Post-Approval Requirements

Any products manufactured or distributed pursuant to FDA approvals are subject to continuing regulation by the FDA, including periodic reporting, product sampling and distribution, advertising, promotion, drug shortage reporting, compliance with any post-approval requirements imposed as a conditional of approval such as Phase 4 clinical trials, REMS and surveillance, recordkeeping and reporting requirements, including adverse experiences.

After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual program fee requirements for approved products. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies and to list their drug products and are subject to periodic announced and unannounced inspections by the FDA and these state agencies for compliance with cGMPs and other requirements, which impose procedural and documentation requirements. Manufacturers and other parties involved in the drug supply chain for prescription drug products must also comply with product tracking and tracing requirements and for notifying FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States.

Changes to the manufacturing process are strictly regulated and often require prior FDA approval or notification before being implemented. FDA regulations also require investigation and correction of any deviations from cGMPs and specifications and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in withdrawal of marketing approval, mandatory revisions to the approved labeling to add new safety information or other limitations, imposition of post-market studies or clinical trials to assess new safety risks or imposition of distribution or other restrictions under a REMS program, among other consequences.

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The FDA closely regulates the marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy that are consistent with the FDA approved labeling. Physicians, in their independent professional medical judgment, may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested in clinical trials and approved by the FDA. However, manufacturers and third parties acting on their behalf are prohibited from marketing or promoting drugs in a manner inconsistent with the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Failure to comply with any of the FDA’s requirements could result in significant adverse enforcement actions. These include a variety of administrative or judicial sanctions, such as refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, imposition of a clinical hold or termination of clinical trials, warning letters, untitled letters, modification of promotional materials or labeling, product recalls, product seizures or detentions, refusal to allow imports or exports, total or partial suspension of production or distribution, debarment, injunctions, fines, consent decrees, corporate integrity agreements, refusals of government contracts and new orders under existing contracts, exclusion from participation in federal and state healthcare programs, restitution, disgorgement or civil or criminal penalties, including fines and imprisonment. It is also possible that failure to comply with the FDA’s requirements relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state healthcare fraud and abuse and other laws, as well as state consumer protection laws. Any of these sanctions could result in adverse publicity, among other adverse consequences.

Pediatric Information

Under the Pediatric Research Equity Act (“PREA”), NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the biological product is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA does not apply to any drug or biological product with orphan drug designation.

The Best Pharmaceuticals for Children Act (“BPCA”) provides a six-month extension of any exclusivity – patent or non-patent – for a drug if certain conditions are met. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new drug or biologic in the pediatric population may produce health benefits in that population, FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.

The Hatch-Waxman Amendments to the FDCA

Orange Book Listing

In seeking approval for a drug through an NDA, applicants are required to list with the FDA information on each patent whose claims cover the applicant’s drug product, drug substance, or an approved method of using the drug. Upon approval of a drug, information on each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an Abbreviated New Drug Application (“ANDA”). Generally, an ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, pre-clinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug and can often be substituted by pharmacists under prescriptions written for the original listed drug.

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The ANDA applicant is required to certify to the FDA concerning any patent information listed in the Orange Book for the approved product. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent(s) has/have expired; (iii) the listed patent(s) has/have not expired but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent(s) is/are invalid or will not be infringed by the proposed ANDA product. The ANDA applicant may also elect to submit a section viii statement certifying that its proposed ANDA label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. If the ANDA applicant does not challenge the listed patents, the ANDA will not be approved until all the listed patents claiming the referenced product have expired.

A certification that the ANDA product will not infringe the already approved product’s listed patents, or that such patents are invalid or unenforceable, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA applicant.

The ANDA also will not be finally approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired. Drugs listed in the Orange Book can also be cited by Section 505(b)(2) NDA applicants who must make relevant patent certifications as described above for ANDA applicants.

To date, no Paragraph IV certification has been filed relative to JATENZO.

Marketing Exclusivity

The FDA provides periods of non-patent regulatory exclusivity, which provides the holder of an approved NDA limited protection from new competition in the marketplace for the pharmaceutical innovation represented by its approved drug for a period of three or five years following the FDA’s approval of the NDA. Five years of exclusivity are available to new chemical entities (“NCEs”). An NCE is a drug that contains no active moiety that has been approved by the FDA in any other NDA. An active moiety is the molecule or ion, excluding those appended portions of the molecule that cause the drug to be an ester, salt, including a salt with hydrogen or coordination bonds or other noncovalent bonds not involving the sharing of electron pairs between atoms, derivatives, such as a complex (i.e., formed by the chemical interaction of two compounds), chelate (i.e., a chemical compound) or clathrate (i.e., a polymer framework that traps molecules) of the molecule, responsible for the therapeutic activity of the drug substance. During the exclusivity period, the FDA may not accept for review or approve an ANDA or a 505(b)(2) NDA submitted by another company that contains the previously approved active moiety. An ANDA or 505(b)(2) application, however, may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed.

Three years of exclusivity are available for an application for a drug product containing a previously approved active moiety. To qualify for such exclusivity the NDA applicant must conduct or sponsor a new clinical investigation that FDA determines is essential to the approval of the application. Three-year exclusivity prevents the approval of an ANDA or a 505(b)(2) NDA for a drug product containing the same active moiety for the protected conditions of approval. The scope of any three-year exclusivity granted by the FDA is determined on a case-by-case basis and depends on several factors, including the FDA’s analysis of the scope of the new clinical investigations essential to approval conducted or sponsored by the applicant. JATENZO was awarded 3-year new product marketing exclusivity by the FDA. This exclusivity expires on March 27, 2022.

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A drug can also obtain pediatric market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study. We may be able to provide data supporting the use of JATENZO in a pediatric population if invited to do so by the FDA. If we do so, and this data is deemed acceptable by the FDA, we may receive an additional six-month extension of any unexpired exclusivity and an additional six-month regulatory exclusivity that the FDA recognizes at the end of a patent term.

Controlled Substances

The CSA and its implementing regulations establish a “closed system” of regulations for controlled substances. The CSA imposes registration, security, inventory, recordkeeping and reporting requirements on the manufacturing, storage, distribution dispensing, importing, exporting and other related activities involving the handling of controlled substances. DEA is the federal agency with primary oversight under the CSA for regulating controlled substances. The DEA enforces these requirements for individuals or entities that manufacture, import, export, distribute, research, or dispense controlled substances to comply with the regulatory requirements in order to prevent the diversion of controlled substances to illicit channels of commerce.

The DEA categorizes controlled substances into one of five schedules — Schedule I, II, III, IV or V — which provide for certain restrictions, limitations and other requirements depending on which schedule a substance is classified. Schedule I substances by definition have a high potential for abuse, have no currently accepted medical use in treatment in the United States and lack accepted safety for use under medical supervision. Pharmaceutical products having a currently accepted medical use that are otherwise approved for marketing may be listed as Schedule II, III, IV or V substances, with Schedule II substances presenting the highest potential for abuse and physical or psychological dependence, and Schedule V substances presenting the lowest relative potential for abuse and dependence.

Facilities that manufacture, distribute, dispense, import or export any controlled substance must register annually with the DEA. The DEA registration is specific to the location where controlled substances are handled, the activity being engaged in and the controlled substance involved. Also, individual practitioners prescribing controlled substances must also obtain a registration.

All entities seeking to manufacture or distribute a controlled substance must apply for a DEA registration. DEA will conduct a pre-registration inspection to review the physical security and all proposed policies and procedures related to inventories, recordkeeping and reporting obligations prior to issuing a controlled substance registration. The specific security requirements vary by the type of business activity and the schedule and quantity of controlled substances handled. Required security measures include physical control of controlled substances through storage in approved vaults, safes and cages, and through use of alarm systems and surveillance cameras. DEA also expects that entities will conduct background checks on any employees with access to controlled substances. Once registered, facilities engaged in manufacturing or distributing must maintain records documenting activities related to the receipt, manufacture, storage, and distribution of all controlled substances. Manufacturers and distributors must submit periodic reports to the DEA of the distribution of Schedule I and II controlled substances, Schedule III narcotic substances, and other designated substances. Registrants must also report to DEA any suspicious orders for controlled substances and any controlled substance thefts or significant losses. Manufacturers and distributors must also obtain authorization to destroy or dispose of any products or materials containing controlled substances. DEA will conduct periodic audits at manufacturing facilities for compliance with all CSA and DEA regulatory requirements.

Importers and exporters of controlled substances must also obtain a DEA registration and comply with the security, recordkeeping and reporting requirements. Also, importers and exporters must also comply with specific requirements related to each import/export of controlled substances. For Schedule II drugs and other

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narcotics, importers/exporters must apply for a permit from DEA for each such transactions. For other Schedule III-V controlled substances, importers/exports must submit a declaration to DEA detailing for each proposed import/export at least 15 days prior to any such transaction.

Controlled substances may only be dispensed pursuant to a valid prescription issued by a DEA registered practitioner for a legitimate medical purpose. Federal law and DEA regulations impose specific requirements on prescriptions and dispensing practices, including limitations on the number of refills for a Schedule III -V controlled substance.

Failure of our CMOs, importers/exporters or any other business partner to comply with applicable laws and regulations, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action. The DEA may seek administrative action to limit or revoke DEA registrations and authority to import, manufacture or otherwise handle controlled substances. DEA may also delay or act to deny an import/export. In addition, DEA and the DOJ Office of US Attorneys may also seek civil penalties for violations related to recordkeeping and reporting requirements and, in some cases, may seek criminal penalties for violations of the law and regulations..

The states also maintain separate controlled substance laws and regulations, including licensing, recordkeeping, security, distribution, and dispensing requirements. State authorities, including boards of pharmacy, regulate use of controlled substances in each state. Importers, manufacturers and distributors must comply with state requirements related to activities related to manufacturing, distributing and dispensing. States can also seek, administrative, civil and criminal penalties for violations of state laws and regulations.

Regulation outside the United States

We will be subject to similar foreign laws and regulations concerning the development of our product candidates outside of the United States.

Other Healthcare Laws

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business that may constrain the financial arrangements and relationships through which we research, as well as sell, market and distribute any products for which we obtain marketing authorization. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, and transparency laws and regulations related to drug pricing and payments and other transfers of value made to physicians and other healthcare providers. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply, we may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations, exclusion from participation in federal and state healthcare programs and responsible individuals may be subject to imprisonment.

Coverage and Reimbursement

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage and establish adequate reimbursement levels for, the product. In the United States, no uniform policy of coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. The process for determining

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whether a third-party payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the approved products for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Additionally, companies may also need to provide discounts to purchasers, private health plans or government healthcare programs. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product could reduce physician utilization once the product is approved and have a material adverse effect on sales, our operations and financial condition. Additionally, a third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product and the level of coverage and reimbursement can differ significantly from payor to payor.

The containment of healthcare costs has become a priority of federal, state and foreign governments and the prices of products have been a focus in this effort. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Reform

In the United States and some foreign jurisdictions, there have been, and likely will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system directed at broadening the availability of healthcare, improving the quality of healthcare and containing or lowering the cost of healthcare. For example, in March 2010, Congress enacted the ACA, which, among other things, included changes to the coverage and payment for products under government health care programs. The ACA included provisions of importance to our potential product candidate that:

•

created an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic products, apportioned among these entities according to their market share in certain government healthcare programs;

•

expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;

•

expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic drugs and revising the definition of “average manufacturer price,” (“AMP”) for calculating and reporting Medicaid drug rebates on outpatient prescription drug prices;

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•	addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	expanded the types of entities eligible for the 340B drug discount program;

•

established the Medicare Part D coverage gap discount program by requiring manufacturers to provide point-of-sale-discounts off the negotiated price of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D; and

•	created a Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research.

There have been executive, legislative and judicial efforts to modify, repeal, or otherwise invalidate all, or certain provisions of, the ACA. For example, the Tax Cuts and Jobs Act, among other things, included a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and closed on August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is uncertain how any such challenges and the healthcare measures of the Biden administration will impact the ACA.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted to reduce healthcare expenditures. On August 2, 2011, the Budget Control Act of 2011 among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic, unless additional Congressional action is taken.

Further, on May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

Additionally, on July 9, 2021, President Biden issued an executive order directing the FDA to, among other things, continue to clarify and improve the approval framework for generic drugs and identify and address any efforts to impede generic drug competition.

Outside the United States, ensuring coverage and adequate payment for a product also involves challenges. Pricing of prescription pharmaceuticals is subject to government control in many countries. Pricing negotiations

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with government authorities can extend well beyond the receipt of regulatory approval for a product and may require a clinical trial that compares the cost-effectiveness of a product to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in commercialization.

Employees

As of June 30, 2021, we had 16 full-time employees. Two of our employees have Ph.D. degrees and one is an M.D. Three of our employees hold M.B.A.s. None of our employees is represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

We lease our office spaces, which consist of 2,728 square feet located at 555 Skokie Boulevard, Suite 340, Northbrook, Illinois and 1,130 square feet located at 745 South Church Street, Suite 407, Murfreesboro, Tennessee. Our Northbrook, Illinois lease expires December 31, 2021 and our Murfreesboro, Tennessee lease expires September 2022. We believe our current office space is sufficient to meet our needs until the expiration of our lease and we expect to have additional space reserved sufficient to meet our needs prior to this expiration.

Legal Proceedings

On April 2, 2019, an action for patent infringement was filed against us by Lipocine in the U.S. District Court for the District of Delaware. The lawsuit (Civil Action No. 19-622, assigned to Judge William Bryson, a circuit judge of the U.S. Court of Appeals for the Federal Circuit, sitting by designation) sought a declaratory judgement of infringement under 35 U.S.C. § 271(a)-(c) arising from our intent to market and sell JATENZO, based on the FDA’s approval of JATENZO in March 2019. Lipocine ultimately alleged that we infringed certain claims in each of four U.S. Patents: U.S. Patent No. 9,034,858, U.S. Patent No. 9,205,057, U.S. Patent No. 9,480,690 and U.S. Patent No. 9,757,390. Lipocine sought monetary damages in the form of a reasonable royalty, pre-judgment interest, post-judgment interest, attorneys’ fees, costs and disbursements and injunctive relief.

Clarus asserted defenses of noninfringement and invalidity under 35 U.S.C. §§ 103 and 112, and asserted counterclaims of inequitable conduct, patent misuse and exceptional case. Clarus’s motion for summary judgment of invalidity under Section 112 was argued on January 15, 2021, and was granted on May 25, 2021, the decision finding all asserted claims invalid for failure to satisfy the written description requirement. On June 15, 2021, Clarus requested the Court to schedule a bench trial on Clarus’s counterclaims of inequitable conduct, patent misuse, and exceptional case at the earliest practicable date, pursuant to the Court’s invitation to make such a request. Subsequently, on July 13, 2021, Clarus and Lipocine entered into a global settlement agreement that settled all claims between the parties, including the interference matter (described below) and the pending Clarus counterclaims against Lipocine, and provides for a payment by Lipocine to Clarus of a $4.0 million settlement fee payable as follows: $2.5 million upfront, $1.0 million within 12 months, and the remainder within two years. Pursuant to the settlement agreement, a joint stipulation for dismissal was filed, and was so ordered by the Court on July 15, 2021, thereby terminating this lawsuit. We received the upfront payment of $2.5 million in July 2021.

On January 4, 2021, an interference (No. 106,128) was declared by the U.S. Patent and Trademark Office between our U.S. Patent Application No. 16/656,178 and Lipocine’s U.S. Patent Application No. 16/818,779. The claims at issue in the interference cover uses of JATENZO and TLANDO. The involved Lipocine patent application, however, contains claims we believe cover the use of TLANDO and not JATENZO nor its FDA-approved use. We believe that we would not need a license from Lipocine, nor that we would be liable for any damages, based solely on the outcome of the pending interference, as we do not believe the involved Lipocine patent application claims in this interference cover JATENZO or its FDA-approved use. As part of the global settlement referenced above, Lipocine filed a request for entry of an adverse judgment in this interference

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on July 16, 2021. As part of this request for judgment, Clarus filed a copy of the settlement agreement with the USPTO with a request that the settlement agreement not be made available to the public in accordance with relevant statutes and USPTO regulations. Judgment against Lipocine in Interference No. 106,128 was entered by the U.S. Patent and Trademark Office’s Patent Trial and Appeal Board (“PTAB”) on July 26, 2021. The Clarus application is expected to proceed to issuance following entry of this adverse judgment.

There is also risk that other interference proceedings could be declared that involve Lipocine patent applications and/or patents and claims that cover JATENZO and/or its use. And while two interferences were previously decided against us, Lipocine has not tried to assert patent claims issued to it as a result of prevailing in those interferences against us, and we believe these claims do not cover JATENZO. In the event our beliefs turn out to be incorrect, or future declared interferences involving claims that cover JATENZO are not resolved in our favor, we may need to obtain a license from Lipocine. Such a license may not be available or may be available only on terms not favorable to us. This could also have a material adverse effect on us.

The litigation and interference are also expensive and consume significant time and resources.

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MANAGEMENT

Executive Officers, Key Employees and Board of Directors

Our directors and executive officers and their ages as of September 30, 2021 are listed below:

Executive Officers

Name	Age	Position
Robert E. Dudley, Ph.D.	66	Chief Executive Officer, President and Director
Richard Peterson	53	Chief Financial Officer
Steven A. Bourne	59	Chief Administrative Officer and Secretary
Frank Jaeger	51	Chief Commercial Officer

Non-Management Directors

Name	Age	Position
John Amory	54	Director
Elizabeth A. Cermak	63	Director
Joseph Hernandez	49	Director
Kimberly Murphy	58	Chairman of the Board
Mark A. Prygocki, Sr	55	Director
Alex Zisson	52	Director

Executive Officers

Robert E. Dudley, Ph.D. has served as our President, Chief Executive Officer and Director since the Closing Date. Prior thereto, he served as Legacy Clarus’s Chief Executive Officer, President and Chairman of the board of directors from February 2004 through the Closing Date. Prior to that, from 2001 to 2003, he served as President and Chief Executive Officer and a member of the board of directors of Anagen Therapeutics, Inc., a private biopharmaceutical company. From 1994 to 1999, he held several senior level executive positions at Unimed Pharmaceuticals, Inc. (“Unimed”), a public company acquired by Solvay Pharmaceuticals in 1999, and from 1999 to 2001 he served as Unimed’s President and Chief Executive Officer and was a member of its board of directors, during which time Unimed received FDA approval for and launched AndroGel. Dr. Dudley received a B.S. in Biology from Pepperdine University, Seaver College, an M.S. in Biology from University of New Mexico, and a Ph.D., with honors, in Pharmacology and Toxicology from the University of Kansas School of Medicine. Dr. Dudley is also a board-certified toxicologist. We believe Dr. Dudley’s experience as a scientist with a leading role in commercializing the market leading T-replacement therapy, coupled with an insider’s perspective his role as our Chief Executive Officer brings to board discussions, provide him with the qualifications and skills to serve on the Board.

Richard Peterson has served as our Chief Financial Officer since the Closing Date. Prior thereto, he served as Legacy Clarus’s Chief Financial Officer from February 2021 through the Closing Date. Prior to joining Legacy Clarus, Mr. Peterson served as Chief Financial Officer for several clinical stage biopharmaceutical companies, most recently at Botanix Pharmaceutical, Ltd. (ASX:BOT) (from August 2019 to May 2020). Prior to this role, Mr. Peterson served as Chief Financial Officer at Dermavant Sciences Inc. (from March 2018 to February 2019), Sienna Biopharmaceuticals, Inc., a biopharmaceutical company (Nasdaq:SNNA) (“Sienna”) (from March 2017 to March 2018), and Novan, Inc. (Nasdaq:NOVN) (“Novan”) (from September 2015 to March 2017). Mr. Peterson also served as Chief Financial Officer of Medicis Pharmaceutical Corporation (“Medicis”), a commercial pharmaceutical company from June 1995 to December 2012. Under Mr. Peterson’s leadership, Novan and Sienna completed successful initial public offerings. While at Medicis, he played an

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integral role in guiding the company’s tremendous growth, which resulted in its acquisition for $2.6 billion by Valeant Pharmaceuticals International. Mr. Peterson began his career with PricewaterhouseCoopers, after receiving a degree in accountancy from Arizona State University.

Steven A. Bourne has served our Chief Administrative Officer and Secretary since the Closing Date. Prior thereto, he served as Legacy Clarus’s Chief Administrative Officer beginning February 2021 and as its Secretary and Treasurer from February 2004, in each case through the Closing Date. He previously served as Legacy Clarus’s Chief Financial Officer from February 2004 to February 2021. Prior to that, from 2002 to 2003, he served as Chief Financial Officer, Secretary and Treasurer at Anagen Therapeutics, Inc., a private biopharmaceutical company. Further, Mr. Bourne served as Controller, Secretary and Treasurer of Aksys, Ltd., a public medical device company, from 1996 to 2001. Mr. Bourne received a B.S. in Accounting from Miami University and is a Certified Public Accountant.

Frank Jaeger has served as our Chief Commercial Officer since the Closing Date. Prior thereto, he served as Legacy Clarus’ Chief Commercial Officer from September 2019 through the Closing Date. Mr. Jaeger is responsible for all commercial matters of sales, marketing, commercial operations and market access for JATENZO. Prior to his joining Legacy Clarus, Mr. Jaeger served as the Regional Sales Director at AbbVie Inc. (NYSE:ABBV) from January 2014 to August 2019, where he was responsible for sales of AndroGel and Synthroid for the West Region in the Metabolics division. Mr. Jaeger received a B.A. in Psychology and an M.A. in Clinical Psychology from the University of Illinois at Chicago and he received a M.B.A. from the Lake Forest Graduate School of Management.

Key Employees

Jay Newmark, M.D. has served as our Chief Medical Officer since the Closing Date. Prior thereto, he served as Legacy Clarus’s Chief Medical Officer from December 2019 through the Closing Date. Prior to joining Legacy Clarus, Dr. Newmark was an independent urologist in private practice for 16 years, establishing himself as a leading voice in men’s health. Dr. Newmark served as Senior Director of Medical Affairs (Medical Diagnostics) at Genomic health from April 2018 to August 2019 and Senior Director of Medical Affairs (Medical Diagnostics) at OPKO Health (Nasdaq:OPK) from to August 2014 to April 2018, and has worked closely with both commercial development organizations and academic researchers to design clinical trial protocols and co-author publications in oncology and urology. Dr. Newmark received his M.D. from the University of Michigan Medical School and completed his residency in urology at The Johns Hopkins Hospital. Dr. Newmark also holds an M.B.A. from the University of Chicago.

James Holloway has served as our Senior Vice President of Manufacturing and Supply since the Closing Date. Prior thereto, he served as Legacy Clarus’s Vice President of Manufacturing and Supply from October 2019 through the Closing Date. Mr. Holloway has extensive experience in pharmaceutical manufacturing operations. Prior to joining Clarus, Mr. Holloway served at CareFusion (now BD Medical) (NYSE: BDX) (March 2011 to May 2018), and previously also held roles at Boehringer Ingelheim, Pfizer, Catalent, Cardinal Health and DSM Pharmaceuticals, Mr. Holloway received a B.S. and M.Sc. in organic chemistry from Fisk University.

Non-Management Directors

John A. Amory, M.D., M.P.H, M.Sc. joined the Board in connection with the Closing of the Business Combination. Since July 2011, Dr. Amory has served as a Professor of Medicine at the University of Washington in Seattle. Prior to this role, he served as a member of the faculty of the University of Washington since 1997. Dr. Amory has published more than 154 peer-reviewed papers in the field of male reproduction and his areas of research include male infertility, testosterone deficiency and the development of novel male contraceptives. Dr. Amory earned his M.D. from the University of California — San Francisco and both his M.P.H. and M.Sc. (pharmaceutics) from the University of Washington. We believe Dr. Amory’s knowledge and expertise in the industry provide him with the qualifications and skills to serve on the Board.

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Elizabeth A. Cermak joined the Board in connection with the Closing of the Business Combination, and served as a member of Legacy Clarus’s board of directors from July 2014 through the Closing. Ms. Cermak also serves on the board of directors of Moleculin Biotech, Inc. (Nasdaq: MBRX) and the board of directors of QUE Oncology, a private company. She has also served on the board of directors of SteadyMed Therapeutics (Nasdaq: STDY) from 2015 to 2018, a public company acquired by United Therapeutics. From 2009 to 2013, Ms. Cermak was the Chief Commercial Officer and Executive Vice President at POZEN, now Aralez Pharmaceuticals. As Chief Commercial Officer at POZEN, Ms. Cermak developed the commercial strategy and launch plans for the Company’s first self-marketed product, and signed licensing deals with Johnson & Johnson, Desitin, and Sanofi. Prior to joining POZEN, Ms. Cermak worked at Johnson & Johnson for 25 years, serving most recently as World-Wide Vice President Personal Products Franchise and Vice President Professional Sales & Marketing. Ms. Cermak received a B.A. in accounting and Spanish from Franklin & Marshall College and an M.B.A. from Drexel University. We believe Ms. Cermak’s robust business experience, with a focus in life science companies, including public companies, provides her with the qualifications and skills to serve on the Board.

Joseph Hernandez has served on the Board since founding Blue Water, and prior to the Closing, served as Blue Water’s Chairman and Chief Executive Officer. Mr. Hernandez is an entrepreneurial leader with over 25 years of experience in the healthcare field. He has a background in company creation, early-stage technology development, as well as private and public market financing. He brings leadership to the team, backed by a strong educational foundation in biology, medicine, molecular genetics, microbiology, epidemiology, marketing, and finance. Over the course of his career, he has founded or led eight entrepreneurial companies in cutting edge areas of healthcare and pharmaceuticals. After years of building his career at Merck & Co. (NYSE:MRK) from to December 1998 to January 2001 and Digene (acquired by Qiagen (NYSE:QGEN)) from 2005 to 2009, Mr. Hernandez founded and became the President and CEO of Innovative Biosensors from 2004 to 2009. Later, Mr. Hernandez served as the Founder and Chairman of Microlin Bio Inc. from August 2013 to January 2017 and as Chairman of the Board of Ember Therapeutics (OTCMKTS:EMBT) from April 2014 to January 2019. He was also the Chairman of Sydys Corporation from May 2016 to January 2019. In 2018, Mr. Hernandez founded Blue Water Vaccines, an early-stage biotechnology company focused on manufacturing a universal influenza vaccine in partnership with the University of Oxford in England. He has served as Chairman of Blue Water Vaccines, Inc. since January 2019. Most recently, in January 2020, he founded and in May 2020 sold Noachis Terra, Inc. (acquired by Oragenics (NYSE:OGEN)) a company developing a vaccine for COVID-19. Mr. Hernandez brings experience in managing and interacting with diverse cultures, high level executives, and elected officials, to the team. Mr. Hernandez received a B.S. in Neuroscience, M.S. in Molecular Genetics and Microbiology from the University of Florida and a MBA from the University of Florida, and is currently pursuing a MSc in Chronic Disease Epidemiology and Biostatistics from Yale University. We believe he is well qualified to serve on the Board due to his extensive biotech entrepreneurship and early-stage technology development experience in the healthcare industry.

Kimberly Murphy joined the Board in connection with the Blue Water IPO and was appointed Chairman upon Closing of the Business Combination. Ms. Murphy has more than 25 years of experience at leading pharmaceutical companies including Novartis (NYSE:NVS) and Merck & Co (NYSE:MRK). In her distinguished career at Merck, she rose through various public affairs and business roles to leadership positions as Region Marketer for U.S. Commercial Operations, U.S. Marketing Leader for Adult Vaccines and Director of the HPV/Gardasil Franchise. Most recently, Ms. Murphy served as the Vice President and Global Vaccines Commercialization Leader, Influenza Franchise, at GlaxoSmithKline (NYSE:GSK). Ms. Murphy was with GSK from 2011 through 2019, serving as VP of US Vaccines Customer Strategy from October 2012 to June 2014, then VP of the North America Vaccines Integration Planning from June 2014 to May 2015, followed by VP and Global Marketing Head for the Shingles Vaccines from May 2015 to February 2016, before transitioning to the Global Vaccines Commercialization Leader for the Influenza Franchise. Kim has Board and Advisory experience that includes serving on the boards of Oragenics, Inc. (NYSE:OGEN) and Blue Water Vaccines, Inc., as well as the GSK Representative to the Biotechnology Industry Organization’s Biodefense Advisory Council, and on the St. Joseph’s University Pharmaceutical & Healthcare Marketing MBA Program’s Advisory Board. Ms. Murphy received a B.A. in English from Old Dominion University, a M.B.A. in Marketing from St. Joseph’s University,

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and the Marketing Excellence Program from the Wharton School of University of Pennsylvania. We believe Ms. Murphy is well qualified to serve on the Board due to her extensive experience in the healthcare industry.

Mark A. Prygocki, Sr. joined the Board in connection with the Closing of the Business Combination, and served as a member of Legacy Clarus’s board of directors from July 2014 through Closing. From January 2017 until January 2020, he served as President, Chief Executive Officer and a member of the Board of Directors of Illustris Pharmaceuticals, Inc., (“Illustris”) a privately held bio-development company. Prior to joining Illustris, Mr. Prygocki worked at Medicis for more than 20 years and served most recently at Medicis as President from 2010 to 2012. Prior to that, Mr. Prygocki held several senior-level positions at Medicis, including Chief Operating Officer, Executive Vice President, and Chief Financial Officer and Treasurer. Since 2012, Mr. Prygocki has served as a consultant to the pharmaceutical and retail industries through his consulting company. Mr. Prygocki’s previous experience includes work at Citigroup, an investment banking firm, in the regulatory reporting division and several years in the audit department of Ernst & Young, LLP. Mr. Prygocki currently serves on the board of directors of Verrica Pharmaceuticals, Inc. (Nasdaq:VRCA), since 2018 and is Chairman of its audit committee. Mr. Prygocki also served on the board of directors of Revance Therapeutics, Inc. (Nasdaq: RVNC) within the last five years. He is certified by the American Institute of Certified Public Accountants. Mr. Prygocki serves on the board of Whispering Hope Ranch Foundation, a non-profit organization that assists children with special needs. Mr. Prygocki holds a B.A. in accounting from Pace University. We believe Mr. Prygocki’s operating experience and financial expertise in the life science companies provides him with the qualifications and skills to serve on the Board.

Alex Zisson joined the Board in connection with the Closing of the Business Combination, and served as a member of Legacy Clarus’s board of directors from February 2004 through Closing. Since January 2016, Mr. Zisson has been a Managing Director at H.I.G. BioHealth Partners, focusing on pharmaceuticals, genetics, drug delivery and specialty pharma and biotechnology. Prior to this role, from 2002 to 2016, he served as a Venture Investor and Partner at Thomas, McNerney, where he focused on investment opportunities in the life sciences sector. Prior to that, Mr. Zisson spent 11 years in the research department at Hambrecht & Quist, an investment bank (and its successor firms Chase H&Q and JPMorgan H&Q), from 1991 to 2002, including serving as Managing Director from 1997 to 2002 and as the firm’s Health Care Strategist following the merger of Chase H&Q and JPMorgan. Mr. Zisson also serves on the board of directors of a number of private companies, including Leiters Pharmacy, Neurana Pharmaceuticals, Taconic Biosciences and BioVectra Inc. Mr. Zisson received an A.B. in History from Brown University. We believe Mr. Zisson’s experience as a healthcare strategist combined with his experience in investing in life science companies provides him with the qualifications and skills to serve on the Board.

Composition of Our Board of Directors

The Board consists of seven members, including our President and Chief Executive Officer. In accordance with the Certificate of Incorporation, the Board is divided into three classes, Classes I, II and III, each to serve a three year term, except for the initial term after the Closing, for which the Class I directors will be up for reelection at the first annual meeting of stockholders occurring after the Closing, and for which the Class II directors will be up for reelection at the second annual meeting of stockholders occurring after the Closing. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election. Directors will not be able to be removed during their term except for cause, and then only by the affirmative vote of the holders of not less than two thirds (2/3) of the outstanding shares of capital stock then entitled to vote at an election of directors. The directors are divided among the three classes as follows:

•	the Class I directors are Alex Zisson and John Amory, and their terms will expire at the annual meeting of stockholders to be held in 2022;

•	the Class II directors are Mark Prygocki and Elizabeth Cermak, and their terms will expire at the annual meeting of stockholders to be held in 2023; and

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•	the Class III directors are Robert Dudley, Kimberly Murphy and Joseph Hernandez, and their terms will expire at the annual meeting of stockholders to be held in 2024.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of the Board into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Each of the directors on the Board, other than Dr. Dudley, qualify as independent directors, as defined under the listing rules of The Nasdaq Stock Market LLC (the “Nasdaq listing rules”), and the Board consists of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq listing rules relating to director independence requirements. In addition, we are subject to the rules of the SEC and Nasdaq relating to the membership, qualifications and operations of the audit committee, as discussed below.

Family Relationships

There are no family relationships among any of the directors and executive officers.

Committees of Our Board of Directors

Effective upon the consummation of the Merger, the Board reconstituted the membership of its standing committees, which are governed by the Certificate of Incorporation that complies with the applicable requirements of current Nasdaq listing rules. We intend to comply with future requirements to the extent they are applicable to us. Copies of the amended and restated charters for each committee are available on the investor relations portion of our website, at www.clarustherapeutics.com. The Board may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

The audit committee of the Board consists of Elizabeth Cermak, Joseph Hernandez and Mark Prygocki. Our Board has determined each member is independent under the Nasdaq listing rules and Rule 10A-3(b)(1) under the Exchange Act. The chairperson of the audit committee is Mr. Prygocki. Mr. Prygocki also qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and possesses financial sophistication, as defined under the Nasdaq listing rules.

The primary purpose of the audit committee is to discharge the responsibilities of the board of directors with respect to our accounting, financial, and other reporting and internal control practices and to oversee our independent registered accounting firm. Specific responsibilities of our audit committee include:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing policies on risk assessment and risk management;

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•	reviewing related party transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving (or, as permitted, pre-approving) all audit and all permissible non-audit service to be performed by the independent registered public accounting firm.

Compensation Committee

The compensation committee of the Board consists of Joseph Hernandez, Kimberly Murphy and Alex Zisson. Our Board has determined each member is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The chairperson of the compensation committee is Mr. Zisson. The primary purpose of the compensation committee is to discharge the responsibilities of the board of directors to oversee its compensation policies, plans and programs and to review and determine the compensation to be paid to its executive officers, directors and other senior management, as appropriate.

Specific responsibilities of the compensation committee include:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to the Chief Executive Officer’s compensation, evaluating the Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of the Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of the other executive officers;

•	reviewing and recommending to the Board the compensation of the directors;

•	reviewing our executive compensation policies and plans;

•

reviewing and approving, or recommending that the Board approve, incentive compensation and equity plans, severance agreements, change-of-control protections and any other compensatory arrangements for the executive officers and other senior management, as appropriate;

•	administering our incentive compensation equity-based incentive plans;

•	selecting independent compensation consultants and assessing whether there are any conflicts of interest with any of the committee’s compensation advisors;

•	assisting management in complying with this prospectus statement and annual report disclosure requirements;

•	if required, producing a report on executive compensation to be included in the annual proxy statement;

•	reviewing and establishing general policies relating to compensation and benefits of our employees; and

•	reviewing our overall compensation philosophy.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee of the Board consists of John Amory, Elizabeth Cermak and Kimberly Murphy. Our Board determined each member is independent under the Nasdaq listing rules. The chairperson of the nominating and corporate governance committee is Ms. Cermak.

Specific responsibilities of the nominating and corporate governance committee include:

•	identifying, evaluating and selecting, or recommending that the Board approve, nominees for election to the Combined Entity’s board of directors;

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•	evaluating the performance of the Board and of individual directors;

•	reviewing developments in corporate governance practices;

•	evaluating the adequacy of our corporate governance practices and reporting;

•	reviewing management succession plans; and

•	developing and making recommendations to the Board regarding corporate governance guidelines and matters.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. The Code of Business Conduct and Ethics is available on our website at https://clarustherapeutics.com/. Information contained on or accessible through such website is not a part of this prospectus, and the inclusion of the website address in this prospectus is an inactive textual reference only. We intend to disclose any amendments to the Code of Business Conduct and Ethics, or any waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee has ever been an officer or employee of either company. None of our executive officers serve, or have served during the last year, as a member of the board of directors, compensation committee, or other board committee performing equivalent functions of any other entity that has one or more executive officers serving as one of our directors or on either company’s compensation committee.

Role of Our Board of Directors in Risk Oversight

One of the key functions of our Board is informed oversight of our risk management process. The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through its various standing committees that address risks inherent in their respective areas of oversight. In particular, the Board is responsible for monitoring and assessing strategic risk exposure and its audit committee is responsible for considering and discussing our major financial risk exposures and the steps our management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also monitors compliance with legal and regulatory requirements. Our compensation committee assesses and monitors whether our compensation plans, policies and programs comply with applicable legal and regulatory requirements.

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DIRECTOR COMPENSATION

During fiscal year 2020, Legacy Clarus did not provide any compensation to its non-employee directors who were associated with Thomas, McNerney & Partners, H.I.G. BioHealth Partners and C-Bridge Capital Partners, LLC for their services on its board of directors (i.e., Bruce Robertson, Alex Zisson, James Thomas, and Mengjjao Jiang), and such non-employee directors did not hold any outstanding awards as of December 31, 2020. While Legacy Clarus did not have a formal non-employee director compensation program prior to the Business Combination, Ms. Cermak and Mr. Prygocki each received an annual cash retainer of $30,000, paid on a quarterly basis.

2020 Director Compensation Table

The following table presents the total compensation for each person who served as a non-employee director of Legacy Clarus and received compensation during fiscal year 2020. Dr. Dudley, our President and Chief Executive Officer, did not receive any additional compensation from Legacy Clarus for his services on Legacy Clarus’ board of directors. The compensation received by Dr. Dudley is set forth in “Executive Compensation — 2020 Summary Compensation Table.”

Name	Fees Earned or Paid in Cash ($)		Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Elizabeth Cermak(2)	30,000		32,740	—		62,740
Mark A. Prygocki(3)	16,250	(4)	479,109	131,162	(5)	626,521

(1)

The amounts reported represent the aggregate grant date fair value of the stock option awards granted to Legacy Clarus’ non-employee directors during 2020, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock option awards reported in this column are set forth in note 10 of Legacy Clarus’ audited financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock option awards and do not correspond to the actual economic value that may be received by our non-employee directors upon the exercise of the stock option awards or any sale of the underlying shares of Legacy Clarus common stock.

(2)	As of December 31, 2020, Ms. Cermak held stock options to purchase a total of 121,520 shares of Legacy Clarus common stock. These options were cancelled and extinguished at the Closing.
(3)	As of December 31, 2020, Mr. Prygocki held stock options to purchase a total of 475,781 shares of Legacy Clarus common stock. These options were cancelled and extinguished at the Closing.
(4)

Mr. Prygocki was appointed, temporarily, as an Executive Director of the board of directors of Legacy Clarus on July 15, 2020 and ceased to receive any cash retainer for board services as of such date and until such time that he no longer held the Executive Director position. Mr. Prygocki’s role as Executive Director ceased on May 15, 2021.

(5)

Represents amounts paid to Mr. Prygocki for service as a Legacy Clarus non-employee director, consisting of the $128,125 in cash compensation and $3,037 for medical insurance premiums. In connection with Mr. Prygocki’s appointment as an Executive Director, Legacy Clarus’ board approved the following compensation to Mr. Prygocki: (i) a cash payment in an amount equal to 70% of Legacy Clarus’s Chief Executive Officer’s salary, payable on a monthly basis, if Mr. Prygocki is not eligible for and has not elected coverage under Legacy Clarus’ healthcare plans, (ii) a cash payment amount equal to 60% of Legacy Clarus’s Chief Executive Officer’s salary, payable on a monthly basis, if Mr. Prygocki is eligible for and has elected coverage under Legacy Clarus’ healthcare plans, and (iii) eligibility to receive an annual bonus in an amount of up to 60% of Legacy Clarus’s Chief Executive Officer’s bonus, contingent upon achievement of certain performance measures as determined by Legacy Clarus’ board of directors in its sole discretion

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We intend to adopt a non-employee director compensation policy that will be designed to align compensation with our business objectives and the creation of stockholder value, while enabling us to attract, retain, incentivize and reward directors who contribute to the long-term success of the company.

Under the contemplated policy, our non-employee directors are expected to be eligible to receive cash retainers (which will be prorated for partial years of service) and equity awards.

The aggregate amount of compensation, including both equity compensation and cash compensation, paid to any non-employee director in a calendar year will not exceed $1,000,000 in the first calendar year such individual becomes a non-employee director and $650,000 in any other calendar year.

We will reimburse all reasonable out-of-pocket expenses incurred by non-employee directors in attending meetings of the board of directors and committees thereof. Employee directors will receive no additional compensation for their service as a director.

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EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program offered to (1) Legacy Clarus’ principal executive officer and (2) Legacy Clarus’ two next most highly compensated executive officers who earned more than $100,000 during the fiscal year ended December 31, 2020 and were serving as executive officers as of such date. Such executive officers consist of the following persons, referred to herein as our named executive officers (the “NEOs”):

•	Robert E. Dudley, Ph.D., President and Chief Executive Officer

•	Steven A. Bourne, Chief Administrative Officer

•	Frank A. Jaeger, Chief Commercial Officer

2020 Summary Compensation Table

The following table presents information regarding the total compensation awarded to and earned by our NEOs for services rendered to Legacy Clarus in all capacities in fiscal year ended December 31, 2020, or Fiscal Year 2020.

2020 Summary Compensation Table

The following table presents all of the compensation awarded to or earned by or paid to the NEOs during the year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Nonequity Incentive Plan Compensation ($)(2)	Total ($)
Robert E. Dudley President and Chief Executive Officer	2020	410,000	—	—	147,600	557,600
Steven A. Bourne Chief Administrative Officer	2020	325,000	—	—	85,830	410,830
Frank A. Jaeger Chief Commercial Officer	2020	325,000	—	24,500	89,234	438,734

(1)

The amounts reported represent the aggregate grant date fair value of the stock option awards granted to the NEO during 2020, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock option awards reported in this column are set forth in Note 10 of Legacy Clarus’ audited financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock option awards and do not correspond to the actual economic value that may be received by our NEOs upon the exercise of the stock option awards or any sale of the underlying shares of Legacy Clarus common stock.

(2)	Reflects amounts earned in Fiscal Year 2020. Bonuses were paid in August 2021.

Narrative Disclosure to the Summary Compensation Table

2020 Base Salaries

Each of the NEOs is paid a base salary commensurate with his skill set, experience, performance, role and responsibilities. For Fiscal Year 2020, the base salaries for Dr. Dudley and Messrs. Bourne and Jaeger were $410,000, $325,000 and $325,000, respectively.

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Annual Cash Bonuses

During the year ended December 31, 2020, each NEO was eligible to earn an annual bonus based on the achievement of corporate and individual objectives. For the year ended December 31, 2020, the earned annual bonuses for Dr. Dudley and Messrs. Bourne and Jaeger were $147,600, $85,830 and $89,234, respectively. These amounts were paid in August 2021.

Equity Incentive Plan

Prior to the Merger, Legacy Clarus sponsored the Clarus Therapeutics, Inc. 2014 Stock Option and Incentive Plan (as amended from time to time, the “2014 Plan”), pursuant to which it granted option awards to certain service providers of Legacy Clarus, including our NEOs. During the fiscal year ended December 31, 2020, Legacy Clarus granted a stock option to purchase 350,000 shares of Legacy Clarus common stock under the 2014 Plan to Mr. Jaeger. These awards are described in more detail in the “Outstanding Equity Awards at 2020 Fiscal Year-End” table.

Base Salaries

The annual base salaries of our NEOs are generally determined, approved and reviewed periodically by our compensation committee in order to compensate our NEOs for their satisfactory performance of duties to our company. Annual base salaries are intended to provide a fixed component of compensation to our NEOs, reflecting their skill sets, experience, roles and responsibilities. Base salaries for our NEOs have generally been set at levels deemed necessary to attract and retain individuals with superior talent.

Name	2020 Base Salary ($)	2021 Base Salary* ($)
Robert E. Dudley	410,000	609,000
Steven A. Bourne	325,000	348,000
Frank A. Jaeger	325,000	400,000

*	2021 Base Salary is effective as of September 9, 2021.

Agreements with Our Named Executive Officers

In connection with the Business Combination, Legacy Clarus entered into new employment agreements with our executive officers effective as of September 9, 2021 (which superseded each executive officer’s prior employment or offer letter agreement with Legacy Clarus): Robert E. Dudley, Ph.D. (Chief Executive Officer and President), Richard Peterson (Chief Financial Officer), Steven A. Bourne, CPA (Chief Administrative Officer) and Frank A. Jaeger (Chief Commercial Officer). Each employment agreement provides for an indefinite employment term that may be terminated in accordance with the terms and conditions of the employment agreement, and sets forth the executive officer’s annual base salary and annual cash performance-based bonus with a target of a certain percentage of base salary based on the achievement of certain performance objectives as determined by the compensation committee of the board of directors of Clarus. Each employment agreement provides for severance benefits upon a termination of employment due to death or “disability” (as defined in the employment agreements), including (i) any unpaid annual bonus for the fiscal year ended prior to the date of termination, paid at the same time as annual bonuses are paid to the senior executives, (ii) pro-rata annual bonus for the year of termination, paid within 30 days of the executive’s termination date, and (iii) payment of the employer-portion of COBRA premiums for 18 months for Dr. Dudley and 12 months for each of Messrs. Peterson, Jaeger and Bourne. Each employment agreement also provides for severance benefits upon a termination of employment without “cause” or by the executive officer for “good reason” (each as defined in the employment agreements), subject to the execution of a release, including (i) any unpaid annual bonus for the fiscal year ended prior to the date of termination, paid at the same time as annual bonuses are paid to the senior executives (ii) a pro-rata annual bonus for the year of termination (based on actual performance), paid at

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the same time as annual bonuses are paid to the senior executives, (iii) a certain number of months of base salary (18 months for Dr. Dudley and 12 months for each of Messrs. Peterson, Jaeger and Bourne), payable in installments over the applicable severance period (or in the event such termination occurs on or following a “change in control” (as defined in the employment agreements), payable in a lump sum following such termination), (iv) payment of the employer-portion of COBRA premiums during the applicable severance period (or until the executive officer becomes eligible to receive health benefits as a result of subsequent employment or service during the severance period, if earlier), and (v) outplacement services up to a maximum cost of $25,000. Each employment agreement provides a Section 280G partial clawback, in which each executive is entitled to receive the greater of (a) the net after-tax amount of any payments that are “parachute payments” under Section 280G of the Code of and (b) the amount of parachute payments the executive would be entitled to receive if they were reduced to an amount equal to 2.99 times the executive’s “base amount” (as defined in the employment agreement). Each employment agreement also contains certain restrictive covenants, including a twelve-month (18 months for Dr. Dudley) non-competition, a twelve-month (18 months for Dr. Dudley) non-solicitation, and confidentiality covenants.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by each of our NEOs as of December 31, 2020.

				Option awards
Name	Grant date		Vesting commencement date	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date
Robert E. Dudley	9/9/2011	(1)	9/9/2011	570,000	(3)	—		0.99	9/9/2021
	1/22/2015	(2)	1/22/2015	58,823	(3)	—		2.93	1/22/2025
	6/2/2016	(2)	6/2/2016	128,000	(3)	—		1.32	6/2/2026
	7/17/2017	(2)	7/17/2017	125,525	(4)	21,431	(4)	2.14	7/17/2027
	12/15/2017	(2)	12/15/2017	129,000	(4)	43,000	(4)	2.13	12/15/2027
Steven A. Bourne	9/9/2011	(1)	9/9/2011	95,000	(3)	—		0.99	9/9/2021
	1/22/2015	(2)	1/22/2015	31,512	(3)	—		2.93	1/22/2025
	6/2/2016	(2)	6/2/2016	80,000	(3)	—		1.32	6/2/2026
	7/17/2017	(2)	7/17/2017	55,521	(4)	9,479	(4)	2.14	7/17/2027
	12/15/2017	(2)	12/15/2017	73,125	(4)	24,375	(4)	2.13	12/15/2027
Frank A. Jaeger	12/18/2020	(2)	9/23/2019	109,375	(4)	240,375	(4)	2.69	12/18/2030

(1)

This equity award was granted under and is subject to the terms of the Legacy Clarus 2004 Stock Incentive Plan (the “2004 Plan”), as well as certain acceleration of vesting rights under the NEO’s employment agreement or offer letter, as applicable. This equity award was cancelled and extinguished at the Closing.

(2)

This equity award was granted under and is subject to the terms of the Legacy Clarus 2014 Plan, as well as certain acceleration of vesting rights under the NEO’s employment agreement or offer letter, as applicable. This equity award was cancelled and extinguished at the Closing.

(3)	This grant was fully vested on December 31, 2020.
(4)

1⁄4 of the shares subject to this stock option vest on the one year anniversary of the vesting commencement date, and 1/48 of the shares subject to the stock option vest on a monthly basis thereafter, in each case, subject to the NEO’s continued service relationship through each applicable vesting date.

Other Compensation and Benefits

We provide benefits to our NEOs on the same basis as provided to all of our employees, including health, dental and vision insurance; life insurance; accidental death and dismemberment insurance; disability insurance; and a tax-qualified Section 401(k) plan for which no match by us is provided. We do not maintain any executive-specific benefit or executive perquisite programs.

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We provide a tax-qualified Section 401(k) plan for all employees, including the NEOs. We do not provide a match for participants’ elective contributions to the 401(k) plan, nor do we provide to employees, including our NEOs, any other retirement benefits, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans and nonqualified defined contribution plans.

2004 Stock Incentive Plan

All awards previously granted under the 2004 Plan were cancelled and extinguished at the Closing.

2021 Equity Incentive Plan

Our board unanimously adopted the Clarus Therapeutics Holdings, Inc. 2021 Stock Option and Incentive Plan and the stockholders approved its adoption on August 27, 2021 (the “2021 Plan Effective Date”).

The 2021 Plan allows us to make equity and equity-based incentive awards to officers, employees, directors and consultants. The Board anticipates that providing such persons with a direct stake in the Company will assure a closer alignment of the interests of such individuals with us and our stockholders, thereby stimulating their efforts on our behalf and strengthening their desire to remain with the Company.

Our Board reserved 3.475 million shares of Common Stock for the issuance of awards under the 2021 Plan (the “Initial Limit”). The 2021 Plan provides that the number of shares reserved and available for issuance under the 2021 Plan will automatically increase each January 1, beginning on January 1, 2022, by 4% of the outstanding number of shares of Common Stock on the immediately preceding December 31, or such lesser amount as determined by the plan administrator (the “Annual Increase”). This limit is subject to adjustment in the event of a reorganization, recapitalization, reclassification, stock split, stock dividend, reverse stock split or other similar change in the Company’s capitalization. The maximum aggregate number of shares of Common Stock that may be issued upon exercise of incentive stock options under the 2021 Plan shall not exceed the Initial Limit cumulatively increased on January 1, 2022 and on each January 1 thereafter by the lesser of the Annual Increase or 3.475 million shares of Common Stock. Shares underlying any awards under the 2021 Plan that are forfeited, cancelled, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding, satisfied without the issuance of stock or otherwise terminated (other than by exercise) will be added back to the shares available for issuance under the 2021 Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, the shares that may be issued as incentive stock options.

The 2021 Plan contains a limitation whereby the value of all awards under the 2021 Plan and all other cash compensation paid by the Company to any non-employee director may not exceed $1,000,000 for the first calendar year a non-employee director is initially appointed to our Board, and $650,000 in any other calendar year.

The 2021 Plan is administered by the compensation committee of the Board, the Board or such other similar committee pursuant to the terms of the 2021 Plan. The plan administrator, which initially is the compensation committee of the Board, has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2021 Plan. The plan administrator may delegate to a committee consisting of one or more officers of the Company, including our Chief Executive Officer, the authority to award to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and not members of the delegated committee, subject to certain limitations and guidelines.

Persons eligible to participate in the 2021 Plan are officers, employees, non-employee directors and consultants of the Company and its subsidiaries as selected from time to time by the plan administrator in its

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discretion. As of the date of this prospectus, approximately 24 individuals are eligible to participate in the 2021 Plan, which includes approximately six officers, 12 employees who are not officers, six non-employee directors, and zero consultants.

The 2021 Plan permits the granting of both options to purchase Common Stock intended to qualify as incentive stock options under Section 422 of the Code and options that do not so qualify. Options granted under the 2021 Plan will be non-qualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of the Company and its subsidiaries. Non-qualified options may be granted to any persons eligible to receive awards under the 2021 Plan. The option exercise price of each option will be determined by the plan administrator but generally may not be less than 100% of the fair market value of the Common Stock on the date of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share’s fair market value. The term of each option will be fixed by the plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

Upon exercise of options, the option exercise price must be paid in full either in cash, by certified or bank check or other instrument acceptable to the plan administrator or by delivery (or attestation to the ownership) of shares of Common Stock that are beneficially owned by the optionee free of restrictions or were purchased in the open market. Subject to applicable law, the exercise price may also be delivered by a broker pursuant to irrevocable instructions to the broker from the optionee. In addition, the plan administrator may permit non-qualified options to be exercised using a “net exercise” arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with fair market value that does not exceed the aggregate exercise price.

The plan administrator may award stock appreciation rights subject to such conditions and restrictions as it may determine. Stock appreciation rights entitle the recipient to shares of Common Stock, or cash, equal to the value of the appreciation in the Company’s stock price over the exercise price. The exercise price generally may not be less than 100% of the fair market value of Common Stock on the date of grant. The term of each stock appreciation right will be fixed by the plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each stock appreciation right may be exercised, including the ability to accelerate the vesting of such stock appreciation rights.

The plan administrator may award restricted shares of Common Stock and restricted stock units to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with the Company through a specified vesting period. The plan administrator may also grant shares of Common Stock that are free from any restrictions under the 2021 Plan. Unrestricted stock may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant. The plan administrator may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of Common Stock.

The plan administrator may grant cash-based awards under the 2021 Plan to participants, subject to the achievement of certain performance goals, including continued employment with the Company.

The 2021 Plan requires the plan administrator to make appropriate adjustments to the number of shares of common stock that are subject to the 2021 Plan, to certain limits in the 2021 Plan, and to any outstanding awards to reflect stock dividends, stock splits, extraordinary cash dividends and similar events.

The 2021 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2021 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2021 Plan. To the extent that awards granted under the 2021 Plan are not assumed or continued or substituted by the

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successor entity, all awards granted under the 2021 Plan shall terminate and in such case except as may be otherwise provided in the relevant award certificate, all awards with time-based vesting conditions or restrictions shall become fully vested and exercisable or nonforfeitable as of the effective time of the sale event, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and exercisable or nonforfeitable in connection with a sale event in the plan administrator’s discretion or to the extent specified in the relevant award certificate. In the event of such termination, individuals holding options and stock appreciation rights will, for each such award, either (a) receive a payment in cash or in kind for each share subject to such award that is exercisable in an amount equal to the per share cash consideration payable to stockholders in the sale event less the applicable per share exercise price (provided that, in the case of an option or stock appreciation right with an exercise price equal to or greater than the per share cash consideration payable to stockholders in the sale event, such option or stock appreciation right shall be cancelled for no consideration) or (b) be permitted to exercise such options and stock appreciation rights (to the extent exercisable) within a specified period of time prior to the sale event. The plan administrator shall also have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding other awards in an amount equal to the per share cash consideration payable to stockholders in the sale event multiplied by the number of vested shares under such awards.

Participants in the 2021 Plan are responsible for the payment of any federal, state or local taxes that the Company or its subsidiaries are required by law to withhold upon the exercise of options or stock appreciation rights or vesting of other awards. The plan administrator may cause any tax withholding obligation of the Company or its subsidiaries to be satisfied, in whole or in part, by the applicable entity withholding from shares of Common Stock to be issued pursuant to an award a number of shares with an aggregate fair market value that would satisfy the withholding amount due. The plan administrator may also require any tax withholding obligation of Company or its subsidiaries to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares issued pursuant to any award are immediately sold and proceeds from such sale are remitted to the Company or its subsidiaries in an amount that would satisfy the withholding amount due.

The 2021 Plan generally does not allow for the transfer or assignment of awards, other than by will or by the laws of descent and distribution or pursuant to a domestic relations order; however, the plan administrator may permit the transfer of non-qualified stock options by gift to an immediate family member, to trusts for the benefit of family members, or to partnerships in which such family members are the only partners.

The plan administrator may amend or discontinue the 2021 Plan and the plan administrator may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may materially and adversely affect rights under an award without the holder’s consent. Certain amendments to the 2021 Plan will require the approval of our stockholders. The plan administrator is specifically authorized to exercise its discretion to reduce the exercise price of outstanding options or stock appreciation rights, effect the repricing of such awards through cancellation and re-grants or cancel such awards in exchange for cash or other awards.

No awards may be granted under the 2021 Plan after the date that is ten years from the 2021 Plan Effective Date. No awards under the 2021 Plan have been made prior to the date of this prospectus.

Employee Stock Purchase Plan

Our Board unanimously adopted the Clarus Therapeutics Holdings, Inc. 2021 Employee Stock Purchase Plan and the stockholders approved its adoption on August 27, 2021. We believe that the ESPP benefits us by providing employees with an opportunity to acquire shares of the Company’s Common Stock and will enable us to attract, retain and motivate valued employees.

An aggregate of 347,500 shares is reserved and available for issuance under the ESPP. The ESPP provides that the number of shares reserved and available for issuance under the plan will automatically increase each

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January 1, beginning on January 1, 2022, by the lesser of 347,500 shares of Common Stock, 1.0% of the outstanding number of shares of the Common Stock on the immediately preceding December 31, or such lesser amount as determined by the plan administrator. If our capital structure changes because of a stock dividend, subdivision of outstanding shares or similar event, the number of shares that can be issued under the ESPP will be appropriately adjusted.

The ESPP will be administered by the person or persons appointed by the Board. Initially, the Compensation Committee of the Board will administer the plan and has full authority to make, administer and interpret such rules and regulations regarding the ESPP as it deems advisable.

Any employee of the Company or one of its subsidiaries that has been designated to participate in the ESPP is eligible to participate in the ESPP so long as the employee is customarily employed for more than 20 hours a week. No person who owns or holds, or as a result of participation in the ESPP would own or hold, Common Stock or options to purchase Common Stock, that together equal to 5% or more of total combined voting power or value of all classes of stock of the Company or any parent or subsidiary is entitled to participate in the ESPP. No employee may exercise an option granted under the ESPP that permits the employee to purchase Common Stock having a value of more than $25,000 (determined using the fair market value of the stock at the time such option is granted) in any calendar year.

Participation in the ESPP is limited to eligible employees who authorize payroll deductions equal to a whole percentage of base pay to the ESPP. Employees may authorize payroll deductions, with a minimum of 1% of base pay and a maximum of 15% of base pay. Once an employee becomes a participant in the ESPP, that employee will automatically participate in successive offering periods, as described below, until such time as that employee withdraws from the ESPP, becomes ineligible to participate in the ESPP, or his or her employment ceases.

Unless otherwise determined by the compensation committee, each offering of Common Stock under the ESPP will be for a period of six months, which we refer to as an “offering period.” The first offering period under the ESPP will begin and end on such date or dates as determined by the administrator. Offerings under the ESPP will generally begin on the first business day occurring on or after each November 1 and May 1 and will end on the last business day occurring on or before the following December 31 and June 30, respectively. Shares are purchased on the last business day of each offering period, with that day being referred to as an “exercise date.” The plan administrator may establish different offering periods or exercise dates under the ESPP.

On the exercise date of each offering period, the employee is deemed to have exercised the option, at the exercise price for the lowest of (i) a number of shares of Common Stock determined by dividing such employee’s accumulated payroll deductions or contributions on such exercise date by the exercise price; (ii) a number of shares of Common Stock determined by dividing $25,000 by the fair market value of the Common Stock on the first day of the offering; or (iii) such lesser number as established by the plan administrator in advance of the offering. The exercise price is equal to the lesser of (i) 85% the fair market value per share of Common Stock on the first day of the offering period or (ii) 85% of the fair market value per share of Common Stock on the exercise date.

In general, if an employee is no longer a participant on an exercise date, the employee’s option will be automatically terminated, and the amount of the employee’s accumulated payroll deductions will be refunded.

Except as may be permitted by the plan administrator in advance of an offering, a participant may not increase or decrease the amount of his or her payroll deductions during any offering period but may increase or decrease his or her payroll deduction with respect to the next offering period by filing a new enrollment form within the period beginning 15 business days before the first day of such offering period and ending on the day prior to the first day of such offering period. A participant may withdraw from an offering period at any time without affecting his or her eligibility to participate in future offering periods. If a participant withdraws from an

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offering period, that participant may not again participate in the same offering period, but may enroll in subsequent offering periods. An employee’s withdrawal will be effective as of the beginning of the next payroll period immediately following the date that the plan administrator receives the employee’s written notice of withdrawal under the ESPP.

In the case of and subject to the consummation of a “sale event,” the plan administrator, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions under the ESPP or with respect to any right under the ESPP or to facilitate such transactions or events: (a) to provide for either (i) termination of any outstanding option in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such option had such option been currently exercisable or (ii) the replacement of such outstanding option with other options or property selected by the plan administrator in its sole discretion; (b) to provide that the outstanding options under the ESPP shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for similar options covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; (c) to make adjustments in the number and type of shares of Common Stock (or other securities or property) subject to outstanding options under the ESPP and/or in the terms and conditions of outstanding options and options that may be granted in the future; (d) to provide that the offering with respect to which an option relates will be shortened by setting a new exercise date on which such offering will end; and (e) to provide that all outstanding options shall terminate without being exercised and all amounts in the accounts of participants shall be promptly refunded.

The ESPP will automatically terminate on the 10-year anniversary of the ESPP effective date. The Board may, in its discretion, at any time, terminate or amend the ESPP.

Limitations of Liability and Indemnification Matters

The Certificate of Incorporation eliminates our directors’ liability for monetary damages to the fullest extent permitted by applicable law. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. Finally, the Certificate of Incorporation prohibits any retroactive changes to the rights or protections or increase the liability of any director in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

In addition, we have entered into separate indemnification agreements with our directors and officers. These agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of our directors or officers or any other company or enterprise to which the person provides services at our request. We believe these provisions in the Certificate of Incorporation are necessary to attract and retain qualified persons as directors and officers.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Amended and Restated Registration Rights Agreement

In connection with the Closing, we entered into the Registration Rights Agreement (the “Registration Rights Agreement”) with certain persons and entities holding securities of Clarus and certain persons and entities receiving Common Stock pursuant to the Merger Agreement.

Pursuant to the Registration Rights Agreement, we had an obligation to file a registration statement under the Securities Act covering the resale of (i) shares of Common Stock held by the Sponsor or issuable to the Sponsor upon conversion or exercise of other Company securities held by it, and (ii) shares of Common Stock issuable to the Legacy Clarus securityholders party thereto in the Merger. Accordingly, we filed a registration statement on Form S-1 on September 30, 2021, which was declared effective on October 7, 2021 (the “Resale Registration Statement”).. Either the Sponsor or a majority of the Legacy Clarus securityholders party to the Registration Rights Agreement holding registrable securities are entitled to make a written demand for registration under the Securities Act of all or part of their registrable securities. Subject to certain exceptions, if at any time we propose to file a registration statement under the Securities Act with respect to our securities, under the Registration Rights Agreement we are required to give notice to the other parties thereto as to the proposed filing and offer them the opportunity to register the sale of such number of registrable securities as they may request in writing. The Registration Rights Agreement will terminate upon the earlier of (i) the fifth anniversary of the date of the Registration Rights Agreement or (ii) the date as of which (A) all of the Registrable Securities (as defined therein) have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the SEC)) or (B) the holders of all Registrable Securities are permitted to sell the Registrable Securities under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale (the “Effectiveness Period”).

Stockholder Lock-Up Agreements

In connection with the Closing, we entered into Lock-Up Agreements with certain significant Legacy Clarus stockholders (each, a “Stockholder Lock-Up Agreement”). Pursuant to the Stockholder Lock-Up Agreements, each Legacy Clarus stockholder party thereto agreed not to, during the period commencing from the Closing and ending 180 days after the date of the Closing (subject to early release if we consummate a liquidation, merger, capital stock, reorganization exchange or other similar transaction with an unaffiliated third party that results in all of our stockholders having the right to exchange their equity holdings for cash, securities or other property): (x) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the restricted securities, or (z) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (x), (y) or (z) above is to be settled by delivery of restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Stockholder Lock-Up Agreement).

Lender Lock-Up Agreements

In connection with the Closing, we entered into Lock-Up Agreements with certain Legacy Clarus noteholders (the “Lenders”) (each, a “Lender Lock-Up Agreement”). Pursuant to the Lender Lock-Up Agreements, each Lender party thereto agreed not to, during the period commencing from the Closing and ending 180 days after the date of the Closing (subject to early release if we consummate a liquidation, merger, capital stock, reorganization exchange or other similar transaction with an unaffiliated third party that results in all of the stockholders having the right to exchange their equity holdings for cash, securities or other

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property): (x) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the restricted securities, or (z) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (x), (y) or (z) above is to be settled by delivery of restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Lender Lock-Up Agreement). However, during the second half of the lock-up period (the “Leak-Out Period”), each Lender is able to engage in limited transfers of restricted securities that would otherwise be prohibited by the lock-up, up to a daily maximum volume based on the number of restricted securities held by such Lender at the commencement of the Leak-Out Period prorated to the number of trading days in the Leak-Out Period, with the ability to cumulate unused daily volume limits over a maximum period of five trading days.

Legacy Clarus Support Agreements

Simultaneously with the execution of the Merger Agreement, Blue Water and Legacy Clarus entered into support agreements (the “Clarus Support Agreements”) with certain significant stockholders of Legacy Clarus holding in the aggregate approximately 70.0% of Legacy Clarus’s outstanding capital stock. Pursuant to the Clarus Support Agreement, each such stockholder agreed, among other things, to vote all of its shares of Legacy Clarus stock in favor of the Merger Agreement and related transactions and to otherwise take certain other actions in support of the Merger Agreement and related transactions and the other matters submitted to Legacy Clarus stockholders for their approval, and provide a proxy to Blue Water to vote such Legacy Clarus stock accordingly. The Clarus Support Agreement prevents transfers of the Clarus stock held by such stockholder between the date of the Clarus Support Agreement and the date of the Closing, except for certain permitted transfers where the recipient also agrees to comply with the Clarus Support Agreement.

Sponsor Support Agreement

Simultaneously with the execution of the Merger Agreement, Blue Water and Legacy Clarus entered into a support agreement (the “Sponsor Support Agreement”) with the Sponsor. Under the Sponsor Support Agreement, the Sponsor agreed that it would abide by its undertakings in that certain letter agreement dated December 15, 2020, by and among Blue Water and its officers, its directors and the Sponsor filed as Exhibit 10.1 to Blue Water’s Current Report on Form 8-K filed with the SEC on December 21, 2020 (the “Insider Letter”), including voting its Blue Water shares in favor of the Merger Agreement and the Business Combination and not redeeming such shares in connection with the Merger, and that in the event of a transfer of its shares permitted under the Insider Letter, the Sponsor ensures that the transferee agrees to be bound by the restrictions in the Sponsor Support Agreement. The Sponsor also agreed in connection with the Merger to waive its anti-dilution right pursuant to Article IV, Section 4.3(b)(ii) of the Blue Water Charter. Blue Water undertook to enforce the Sponsor’s obligations under the Insider Letter.

Blue Water Related Person Transactions

Founder Shares

On June 30, 2020, Blue Water issued an aggregate of 1,437,500 Founder Shares to the Sponsor for an aggregate purchase price of $25,000 in cash, or approximately $0.017 per share. The number of Founder Shares issued was determined based on the expectation that such Founder Shares would represent 20% of the outstanding shares upon completion of the Blue Water IPO. The Founder Shares (including the Class A common stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

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Placement Warrants

On December 17, 2020, the Sponsor purchased an aggregate of 3,445,000 Placement Warrants for a purchase price of $1.00 per warrant, for an aggregate purchase price of $3,445,000, in a placement that occurred simultaneously with the closing of the Blue Water IPO. Each Placement Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $11.50 per share. The Placement Warrants (including the common stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder.

Administrative Support Services

Commencing December 2020, we paid the Sponsor a total of $10,000 per month for office space, utilities and secretarial and administrative support. Upon completion of the Merger, Blue Water ceased paying these monthly fees.

Related Party Loans

Prior to the consummation of the Blue Water IPO, the Sponsor loaned us approximately $157,000 under an unsecured promissory note, which were used for a portion of the expenses of the IPO. The loan was non-interest bearing and unsecured and was repaid in full on December 17, 2020 out of the offering proceeds that were allocated to the payment of offering expenses (other than underwriting commissions).

Legacy Clarus Related Person Transactions

Other than compensation arrangements, the following is a summary of the transactions and series of similar transactions since January 1, 2018, or any currently proposed transactions, to which Legacy Clarus was a participant or will be a participant, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of Legacy Clarus’s directors, executive officers or holders of more than 5% of Legacy Clarus’s voting securities, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Sales and Purchases of Securities

2018 Note Financings

On February 13, 2018, Legacy Clarus entered into a note purchase agreement (the “February Notes”) pursuant to which its existing investors committed to purchase convertible promissory notes.

On August 16, 2018, Legacy Clarus entered into a note purchase agreement (the “August Notes”, and together with the February Notes, the “Notes”), pursuant to which its existing investors committed to purchase convertible promissory notes. The August Notes were amended on June 7, 2019, March 17, 2021 and April 26, 2021 to allow for subsequent closings and certain mandatory conversion rights.

The Notes are subject to certain mandatory conversion rights such that if the conditions are met, the Notes shall convert to Mandatory Conversion Stock (as defined in the August Notes). Further, in the event of a SPAC Transaction (as defined in the August Notes), if the August Notes have not been previously converted, the note holder will receive the number of shares of common stock of the SPAC Acquirer (as defined in the August Notes) equal to the quotient obtained by dividing (A) the outstanding principal balance of the August Note and any interest accrued and unpaid as of immediately prior to the SPAC Transaction by (B) (i) if the August Notes was issued prior to April 2021, $10.20, or (ii) if the August Notes were issued in or after April 2021, $10.00.

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The following table summarizes the aggregate participation in the Notes beginning January 1, 2018 by any of Clarus’s directors, executive officers, holders of more than 5% of Clarus’s voting securities, or any member of the immediate family of the foregoing persons.

Name and Date of Issuance	Aggregate Principal
February Notes
February 13, 2018
Entities affiliated with Thomas, McNerney & Partners(1)	$1,654,756.18
Entities affiliated with H.I.G. BioVentures(2)	$783,554.49
CBC SPVI Ltd(3)	$876,618.82

August Notes
Initial 2018 Closing
Entities affiliated with Thomas, McNerney & Partners(1)	$1,946,771.98
Entities affiliated with H.I.G. BioVentures(2)	$1,727,269.09
CBC SPVI Ltd(3)	$1,031,316.26
First Subsequent 2019 Closing
Entities affiliated with Thomas, McNerney & Partners(1)	$3,893,543.96
Entities affiliated with H.I.G. BioVentures(2)	$3,454,538.18
CBC SPVI Ltd(3)	$2,062,632.52
Second Subsequent 2019 Closing
Entities affiliated with Thomas, McNerney & Partners(1)	$1,946,774.98
Entities affiliated with H.I.G. BioVentures(2)	$1,727,269.09
CBC SPVI Ltd(3)	$1,031,316.52
Third Subsequent 2019 Closing
Entities affiliated with Thomas, McNerney & Partners(1)	$1,946,774.98
Entities affiliated with H.I.G. BioVentures(2)	$1,727,269.09
CBC SPVI Ltd(3)	$1,031,316.26
First Subsequent 2021 Closing
Entities affiliated with Thomas, McNerney & Partners(1)	$2,920,157.98
Entities affiliated with H.I.G. BioVentures(2)	$2,590,903.63
CBC SPVI Ltd(3)	$1,546,974.38
Second Subsequent 2021 Closing
Entities affiliated with Thomas, McNerney & Partners(1)	$2,133,681.77
Entities affiliated with H.I.G. BioVentures(2)	$1,413,053.83
CBC SPVI Ltd(3)	$1,130,333.05
Third Subsequent 2021 Closing
Entities affiliated with Thomas, McNerney & Partners(1)	$1,160,295.79
Entities affiliated with H.I.G. BioVentures(2)	$549,419.29
CBC SPVI Ltd(3)	$614,674.90

(1)	James E. Thomas is a partner at Thomas, McNerney & Partners and was a member of Legacy Clarus’s board of directors.

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(2)	Bruce C. Robertson, Ph.D. and Alex Zisson are managing directors at H.I.G. BioHealth Partners and were members of Legacy Clarus’s board of directors. Alex Zisson is a member of the Board.
(3)	Mengjiao Jiang is a managing partner at C-Bridge Capital Partners and was a member of Legacy Clarus’s board of directors.

Indemnification Agreements

Legacy Clarus entered into indemnification agreements with each of its directors. These agreements, among other things, required Legacy Clarus to indemnify each director to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of Legacy Clarus, arising out of the person’s services as a director.

In connection with the Business Combination, we entered into new agreements to indemnify our directors and executive officers. These agreements require us to indemnify these individuals for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on our behalf or that person’s status as a member of our board of directors to the maximum extent allowed under Delaware law.

Policies for Approval of Related Person Transactions

We have adopted a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.

A “Related Person Transaction” is any transaction involving over $120,000 in which the Company is a participant and a Related Person has a direct or indirect material interest; provided, however, that if the Company is a “smaller reporting company” such threshold shall be the lesser of (x) $120,000 or (y) 1% of the average of the Company’s total assets at year-end for the last two completed fiscal years. A “Related Person” means:

•	any director or executive officer of the Company;

•	any director nominee;

•	security holders known to the Company to beneficially own more than 5% of any class of the Company’s voting securities, and

•

any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, officer or a beneficial owner of more than 5% of its voting stock, and any person (other than a tenant or employee) sharing the household of such director, officer or beneficial owner of more than 5% of its voting stock.

We have designed these policies and procedures to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its charter, the audit committee of our Board will have the responsibility to review related party transactions.

Employment Arrangements

We have entered into employment arrangements with each of our executive officers. In 2020, Legacy Clarus’s board of directors requested an expansion of board duties in turn for compensation with one of its current directors. For more information regarding these agreements with Clarus’s executive officers and directors, please see “Executive Compensation — Employment Agreements with Our Named Executive Officers” of this prospectus.

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PRINCIPAL SECURITYHOLDERS

The following table sets forth information known to us regarding the beneficial ownership of the Common Stock as of September 30, 2021, by:

•	each person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of the Common Stock;

•	each current named executive officer and director of the Company; and

•	all current executive officers and directors of the Company, as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provides that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and Warrants that are currently exercisable or exercisable within 60 days.

Percentage beneficial ownership before this offering is based on 21,725,817 shares of Common Stock issued and outstanding as of September 30, 2021. Percentage beneficial ownership after this offering is based on              shares of Common Stock issued and outstanding, after giving effect to the issuance of             shares of Common Stock in this offering. Beneficial ownership does not take into account any shares that are subject to the underwriters’ option to purchase additional shares as part of this offering or the issuance of any shares of Common Stock upon the exercise of Warrants or Legacy Clarus Converting Warrants that remain outstanding.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned Common Stock.

	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares	Before Offering	After Offering
Directors and Executive Officers
Kimberly Murphy	—		—
Joseph Hernandez(4)	1,302,500	6.0%*	4.7%
Robert E. Dudley	4,566	*	*
Elizabeth A. Cermak	—		—
Mark A. Prygocki, Sr	—		—
Alex Zisson	—		—
John Amory	—		—
Richard Peterson	—		—
Frank Jaeger	—		—
Steve Bourne	1,305	*	*
All directors and executive officers as a group (10 individuals)	1,308,371	6.0%	4.8%
Five Percent Holders:
Entities affiliated with H.I.G. BioVentures(1)	5,692,381	26.2%	20.7%
Entities affiliated with Thomas, McNerney & Partners(2)	5,498,571	25.3%	25.3%
CBC SPVI Ltd.(3)	3,602,287	16.6%	13.1%
Blue Water Sponsor LLC (4)	1,302,500	6.0%	4.7%
Entities affiliated with Bracebridge Capital, LLC(5)	2,229,855	10.3%	8.1%

*	Less than 1 percent.

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(1)

Consists of (i) 2,731,094 shares of Common Stock directly held by H.I.G. Ventures — Clarus, LLC, (ii) 2,470,756 shares of Common Stock directly held by H.I.G. Bio — Clarus II, L.P., and (iii) 490,531 shares of Common Stock directly held by H.I.G. Bio — Clarus I, L.P. Alex Zisson, a member of the Board, is a managing director of H.I.G. Capital LLC, but does not share voting and investment power with respect to the shares directly held by H.I.G. Ventures — Clarus, LLC, H.I.G. Bio — Clarus II, L.P., and H.I.G. Bio — Clarus I, L.P., and disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. Those three entities are owned by private funds advised by H.I.G. Capital, LLC, an SEC registered investment advisor, and its affiliates. The address for all entities and individuals affiliated with H.I.G. BioVentures is 1450 Brickell Ave., Suite 3100, Miami, FL 33131.

(2)

Consists of (i) 2,436,725 shares of Common Stock directly held by Thomas, McNerney & Partners, L.P., or TMP, (ii) 3,020,674 shares of Common Stock directly held by Thomas, McNerney & Partners II, L.P., or TMP II, (iii) 8,383 shares of Common Stock directly held by TMP Nominee, LLC, or TMP Nominee (iv) 19,970 shares of Common Stock held by TMP Nominee II, LLC or TMP Nominee II, (v) 1,706 shares of Common Stock directly held by TMP Associates, L.P., or TMP Associates and (vi) 11,113 shares of Common Stock directly held by TMP Associates II. L.P. or, TMP Associates II. TMP GP, the general partner of TMP, TMP II, TMP Associates and TMP Associates II, has voting and dispositive power over the shares held by TMP, TMP II, TMP Associates and TMP Associates II. In addition, each of TMP Nominee and TMP Nominee II has entered into an agreement that it shall vote and dispose of securities in the same manner as directed by TMP GP with respect to the shares held by TMP and TMP Associates and as directed by TMP GP II with respect to shares held by TMP II and TMP Associates II. James Thomas is manager of TMP GP and TMP GP II, and of TMP Nominee and TMP Nominee II. He disclaims beneficial ownership of the shares owned by TMP, TMP II, TMP Nominee, TMP Nominee II, TMP Associates and TMP Associates II. The address for all entities and individuals affiliated with Thomas, McNerney is c/o Thomas, McNerney & Partners, L.P., 12527 Central Avenue NE, #297, Minneapolis, MN 55434.

(3)	Shares of Common Stock are directly held by CBC SPVI Ltd. The address for CBC SPVI Ltd. is Suites 3306-3307, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.
(4)

Joseph Hernandez, a member of the Board, is the managing member of Blue Water Sponsor LLC, and as such may be deemed to have sole voting and investment discretion with respect to the securities held by Blue Water Sponsor LLC.

(5)

Represents shares of Common Stock held by FFI Fund Ltd., FYI Ltd. and Olifant Fund, Ltd. (collectively, the “Bracebridge Funds”). Bracebridge Capital, LLC (the “Bracebridge Investment Manager”) is the investment manager of each of the Bracebridge Funds, and has the authority to vote and dispose of all of the shares reflected herein. The business address of the Bracebridge Funds and the Bracebridge Investment Manager is 888 Boylston St., Suite 1500, Boston, MA 02199.

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DESCRIPTION OF SECURITIES

The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to the Certificate of Incorporation, the Bylaws and the Warrant-related documents described herein, which are exhibits to the registration statement of which this prospectus is a part. We urge you to read each of the Certificate of Incorporation, the Bylaws and the Warrant-related documents described herein in their entirety for a complete description of the rights and preferences of our securities.

Authorized and Outstanding Stock

The Certificate of Incorporation authorizes the issuance of 135,000,000 shares, consisting of 125,000,000 shares of common stock, $0.0001 par value per share and 10,000,000 shares of preferred stock, $0.0001 par value per share.

As of September 30, 2021, there were 21,725,817 shares of Common Stock outstanding and no shares of preferred stock outstanding.

Common Stock

Holders of common stock are entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders are generally entitled to vote; provided, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series of preferred stock are entitled, either separately or together with the holders of one or more other such series of preferred stock, to vote thereon pursuant to the Certificate of Incorporation or the DGCL. There is no cumulative voting. Our stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.

Holders of Common Stock have no preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the Common Stock. If we liquidate, dissolve or wind up, our stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over Common Stock.

Preferred Stock

The Certificate of Incorporation provides that shares of preferred stock may be issued from time to time in one or more series. The Board is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions, applicable to the shares of each series.

Warrants

Public Warrants

Each Public Warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the Closing. The Public Warrants will expire five years after the Closing of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of Common Stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the

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Securities Act with respect to the shares of Common Stock underlying the warrants is then effective and a prospectus relating thereto is current. No warrant will be exercisable and we will not be obligated to issue shares of Common Stock upon exercise of a warrant unless the Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

On October 7, 2021, the Resale Registration Statement covering the shares of Common Stock issuable upon exercise of the warrants was declared effective by the SEC. See “Certain Relationships and Related Party Transactions — Amended and Restated Registration Rights Agreement.” We have agreed to use our reasonable best efforts to keep the Resale Registration Statement effective at all times during the Effectiveness Period. Notwithstanding the foregoing, during any period when we shall have failed to maintain an effective registration statement covering Common Stock issuable upon exercise of the warrants, warrant holders may, until such time as there is an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended, or the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Once the Public Warrants become exercisable, we may call the warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption to each warrantholder; and

•

if, and only if, the reported last sale price of the Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrantholders.

If and when the Public Warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification.

We have established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Public Warrants, each warrantholder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the Public Warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Common Stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of Public Warrants would pay the exercise price by surrendering their warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Common Stock for

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the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Common Stock to be received upon exercise of the Public Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after the Closing. If we call our Public Warrants for redemption and our management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise their Placement Warrants for cash or on a cashless basis using the same formula described above that other warrantholders would have been required to use had all warrantholders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a Public Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of Common Stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering to holders of Common Stock entitling holders to purchase shares of Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Common Stock) and (ii) one (1) minus the quotient of (x) the price per share of Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Common Stock, in determining the price payable for Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of New Blue Water common stock on account of such shares of Common Stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Common Stock in connection with the Closing of the Business Combination, (d) to satisfy the redemption rights of the holders of New Blue Water common stock in connection with an Extension Rea stockholder vote to amend the Blue Water Charter (i) for an Extension or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.

If the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock.

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Whenever the number of shares of Common Stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Common Stock in such a transaction is payable in the form of Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrant holder for the loss of the option value portion of the warrant due to the requirement that the warrant holder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The Public Warrants and the Placement Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Blue Water. A copy of the warrant agreement has been publicly filed with the SEC. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.

The Public Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrantholders do not have the rights or privileges of holders of Common Stock and any voting rights until they exercise their warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of Common Stock to be issued to the warrantholder.

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Placement Warrants

Except as described below, the Placement Warrants have terms and provisions that are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period. The Placement Warrants (including the Common Stock issuable upon exercise of the Placement Warrants) are not transferable, assignable or salable until 30 days after the Closing (except, among certain other limited exceptions to our officers and directors and other persons or entities affiliated with the Sponsor) and they will not be redeemable by us so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the Placement Warrants on a cashless basis. If the Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Placement Warrants will be subject to the same terms and conditions as the Public Warrants, and among other matters, be redeemable by us and exercisable by the holders on the same basis as the Public Warrants.

If holders of the Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

Dividends

We have not paid any cash dividends on the Common Stock to date and do not intend to pay cash dividends. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial conditions and will be within the discretion of the Board at such time. Further, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection with our indebtedness.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of Common Stock or warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of Common Stock or warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of common stock then outstanding; or

•	the average weekly reported trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

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Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As of the date of this prospectus, there are 21,725,817 shares of Common Stock issued and outstanding. Of these shares, 2,479,469 shares originally sold in the Blue Water IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. All of the 1,437,500 Founder Shares, 57,500 Placement Shares and 3,445,000 Placement Warrants are restricted securities under Rule 144 because they were issued in private transactions not involving a public offering.

As of the date of this prospectus, there are 9,195,000 Warrants to purchase Common Stock outstanding, consisting of 5,750,000 Public Warrants originally sold as part of units in the IPO and 3,445,000 Placement Warrants sold in the Private Placement. On October 7, 2021, the Resale Registration Statement covering the shares of Common Stock issuable upon exercise of the Warrants was declared effective by the SEC. See “ — Warrants — Public Warrants” above for additional information. At the Effective Time, certain outstanding warrants of Legacy Clarus also became exercisable for an aggregate 9,246 shares of Common Stock.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws

Among other things, the Certificate of Incorporation the By-laws:

•

permit the Board to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

•	provide that the authorized number of directors may be changed only by resolution of our Board;

•

provide that, subject to the rights of any series of preferred stock to elect directors, directors may be removed only with cause by the holders of not less than two thirds (2/3) of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

•

provide that, subject to the rights of any series of preferred stock to fill director vacancies, all director vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•	provide that Special Meetings of our stockholders may be called our Board pursuant to a resolution adopted by a majority of the total number of authorized directors;

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•

provide that our Board will be divided into three classes of directors, with the classes to be as nearly equal as possible, and with the directors serving three-year terms, therefore making it more difficult for stockholders to change the composition of our board of directors; and

•

not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The combination of these provisions will make it more difficult for the existing stockholders to replace the Board well as for another party to obtain control of the Company by replacing the Board. Because the Board has the power to retain and discharge its officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control. These provisions are intended to enhance the likelihood of continued stability in the composition of the Board and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock.

Delaware Anti-Takeover Law

We have opted out of Section 203 of the DGCL. Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e., a stockholder owning 15% or more of company’s voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions.

Limitations on Liability and Indemnification of Officers and Directors

The Certificate of Incorporation limits the liability of our directors to the fullest extent permitted by the DGCL, and the Bylaws provide that we will indemnify them to the fullest extent permitted by such law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. Under the terms of such indemnification agreements, we are required to indemnify each of our directors and officers, to the fullest extent permitted by the laws of the state of Delaware, if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of the Company or any of its subsidiaries or was serving at our request in an official capacity for another entity. We must indemnify our officers and directors against all reasonable fees, expenses, charges and other costs of any type or nature whatsoever, including any and all expenses and obligations paid or incurred in connection with investigating, defending, being a witness in, participating in (including on appeal), or preparing to defend, be a witness or participate in any completed, actual, pending or threatened action, suit, claim or proceeding, whether civil, criminal, administrative or investigative, or establishing or enforcing a right to indemnification under the indemnification agreement. The indemnification agreements also require us, if so requested, to advance within 30 days of such request all reasonable fees, expenses, charges and other costs that such director or officer incurred, provided that such person will return any such advance if it is ultimately determined that such person is not entitled to indemnification by us. Any claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Exclusive Jurisdiction of Certain Actions

The Bylaws require, to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, that derivative actions brought in our name, actions against directors, officers and

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employees for breach of fiduciary duty, actions asserting a claim arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the Bylaws, actions to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws and actions asserting a claim against us governed by the internal affairs doctrine may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

In addition, the Bylaws require that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act.

Lock-Up Restrictions

Certain of our stockholders holding 16,371,610 shares of Common Stock are subject to restrictions on transfer until March 8, 2022.

Listing of Securities

The Common Stock and Public Warrants are listed on the Nasdaq Global Market under the symbols “CRXT” and “CRXTW”, respectively.

Transfer Agent and Warrant Agent

The transfer agent for the Common Stock and warrant agent for the Warrants is Continental Stock Transfer & Trust Company.

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MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our shares of common stock, which we refer to as our securities. This discussion applies only to securities that are held as capital assets for U.S. federal income tax purposes and is applicable only to holders who are receiving our securities in this offering.

This discussion is a summary only and does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances, including but not limited to the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if you are subject to special rules that apply to certain types of investors (such as the effects of Section 451 of the Code), including but not limited to:

•	financial institutions or financial services entities;

•	broker-dealers;

•	governments or agencies or instrumentalities thereof;

•	regulated investment companies;

•	real estate investment trusts;

•	expatriates or former long-term residents of the United States;

•	persons that actually or constructively own five percent or more of our voting shares;

•	insurance companies;

•	dealers or traders subject to a mark-to-market method of accounting with respect to the securities;

•	“qualified foreign pension funds,” or entities wholly owned by one or more “qualified foreign pension funds;”

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons holding the securities as part of a “straddle,” hedge, integrated transaction or similar transaction;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other pass-through entities for U.S. federal income tax purposes and any beneficial owners of such entities;

•	tax-exempt entities;

•	controlled foreign corporations; and

•	passive foreign investment companies.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).

We have not sought, and will not seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court

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decisions will not adversely affect the accuracy of the statements in this discussion. You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

This discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our securities through such entities. If a partnership (or other entity or arrangement classified as a partnership or other pass-through entity for United States federal income tax purposes) is the beneficial owner of our securities, the United States federal income tax treatment of a partner or member in the partnership or other pass-through entity generally will depend on the status of the partner or member and the activities of the partnership or other pass-through entity. If you are a partner or member of a partnership or other pass-through entity holding our securities, we urge you to consult your tax advisor.

THIS DISCUSSION IS ONLY A SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS ASSOCIATED WITH THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES. EACH PROSPECTIVE INVESTOR IN OUR SECURITIES IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY UNITED STATES FEDERAL NON-INCOME, STATE, LOCAL, AND NON-U.S. TAX LAWS.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of our shares of common stock who or that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a U.S. person.

Taxation of Distributions. If we pay distributions in cash or other property (other than certain distributions of our stock or rights to acquire our stock) to U.S. holders of shares of Common Stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in the Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “— U.S. Holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of common stock” below.

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder may constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. If the holding period requirements are not satisfied, then a corporation may not be able to qualify for the

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dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of common stock. Upon a sale or other taxable disposition of Common Stock, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the Common Stock. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the Common Stock so disposed of exceeds one year. If the holding period requirements are not satisfied, any gain on a sale or taxable disposition of the shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss realized by a U.S. holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. holder’s adjusted tax basis in its common stock so disposed of. A U.S. holder’s adjusted tax basis in its common stock generally will equal the U.S. holder’s acquisition cost for the common stock less, in the case of a share of common stock, any prior distributions treated as a return of capital. In certain circumstances, amounts received by a U.S. holder upon the redemption of Common Stock may be treated as a dividend with respect to Common Stock, rather than as a payment in exchange for Common Stock that results in the recognition of capital gain or loss. In these circumstances, the redemption payment would be included in a U.S. Holder’s gross income as a dividend to the extent such payment is made out of our earnings and profits (as described under “— U.S. Holders — Taxation of Distributions,” above ). The determination of whether redemption of Common Stock will be treated as a dividend, rather than as a payment in exchange for Common Stock, will depend, in part, on whether and to what extent the redemption reduces the U.S. holder’s ownership in the trust (including as a result of certain constructive ownership attribution rules). The rules applicable to redemptions are complex, and each U.S. holder should consult its tax advisor to determine the consequences of any redemption.

Information Reporting and Backup Withholding. In general, information reporting requirements may apply to dividends paid to a U.S. holder and to the proceeds of the sale or other disposition of our shares of common stock, unless the U.S. holder is an exempt recipient. Backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn). A U.S. holder generally may establish that it is exempt from or otherwise not subject to backup withholding by providing a properly completed IRS Form W-9 to the trust or its paying agent.

Any amounts withheld under the backup withholding rules generally should be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. holder.” As used herein, the term “Non-U.S. holder” means a beneficial owner of Common Stock who or that is not a U.S. holder for U.S. federal income tax purposes:

•	a non-resident alien individual (other than certain former citizens and residents of the U.S. subject to U.S. tax as expatriates);

•	a foreign corporation; or

•	an estate or trust that is not a U.S. holder;

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but generally does not include an individual who is present in the U.S. for a period or periods aggregating 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership or sale or other disposition of our securities.

Taxation of Distributions. In general, any distributions we make to a Non-U.S. holder of shares of Common Stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of Common Stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the common stock, which will be treated as described under “— Non-U.S. Holders — Gain on Sale, Taxable Exchange or Other Taxable Disposition of common stock” below.

The withholding tax does not apply to dividends paid to a Non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of common stock. A Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on a sale, taxable exchange or other taxable disposition of Common Stock, unless:

•

the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder); or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held the Common Stock, and, in the case where shares of the Common Stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of the Common Stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of Common Stock. A corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests is at least 50% of the sum of the fair market value of (1) its U.S. real property interests, (2) its interest in real property located outside the United States and (3) any other assets used in a trade or business. There can be no assurance that the Common Stock will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a Non-U.S. holder that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower treaty rate).

If the second bullet point above applies to a Non-U.S. holder, gain recognized by such holder on the sale, exchange or other disposition of the Common Stock will be subject to tax at generally applicable U.S. federal income tax rates.

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As described above in “— U.S. holders — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of common stock,” in certain circumstances amounts received upon the redemption of trust Common Stock may be treated as a dividend (the taxation of which is described above under “— Non-U.S. holders — Taxation of Distributions”) and not as a payment in exchange for Common Stock that results in the recognition of capital gain or loss. The rules applicable to redemptions are complex, and each non-U.S. holder should consult its own tax advisor to determine the consequences of a redemption to it.

Information Reporting and Backup Withholding. Information returns will be filed with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our shares of Common Stock. Copies of such information returns reporting such transactions and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty or other agreement. A Non-U.S. holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of Common Stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a Non-U.S. holder sells Common Stock through a U.S. broker or the U.S. office of a foreign broker, the broker will be required to report the amount of proceeds paid to the Non-U.S. holder to the IRS and also backup withhold on that amount unless the Non-U.S. holder provides to the broker a properly completed IRS Form W-8BEN, W-8BEN-E or other applicable or successor form or otherwise establishes an exemption, and the broker does not have actual knowledge or reasons to know that the holder is a U.S. person, as defined under the Code.

FATCA Withholding Taxes. Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends (including constructive dividends) on the Common Stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other Non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. holder might be required to file a U.S. federal income tax return to claim such refunds or credits. FATCA would have also imposed a 30% withholding tax on the gross proceeds from a sale or other disposition of our Common Stock after December 31, 2018. However, proposed Treasury regulations have been issued that, when finalized, will provide for the repeal of this 30% withholding tax. In the preamble to the proposed regulations, the government provided that taxpayers may rely upon this repeal until the issuance of final regulations. Prospective investors should consult their tax advisors regarding the effects of FATCA on their investment in our securities.

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UNDERWRITING

Cantor Fitzgerald & Co. and Oppenheimer & Co. Inc. are acting as representatives of each of the underwriters named below and as joint bookrunners for this offering. Subject to the terms and conditions set forth in the underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of Common Stock set forth opposite its name below.

Number of Shares
Cantor Fitzgerald & Co.
Oppenheimer & Co. Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of the shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and subject to other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts and Commissions

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                 per share. After the initial offering of the shares, the public offering price, concession or any other term of this offering may be changed by the representatives.

The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares of Common Stock.

Total
	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $                . We also have agreed to reimburse the underwriters for the fees and disbursements of counsel for the underwriters up to $                . In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

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Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                additional shares at the public offering price, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We have agreed not to sell or transfer any shares of Common Stock or securities convertible into or exchangeable or exercisable for shares of Common Stock, for 90 days after the date of this prospectus without first obtaining the written consent of Cantor Fitzgerald & Co. on behalf of the underwriters. Specifically, we have agreed, with certain limited exceptions, not to directly or indirectly, (i) sell, offer to sell, contract to sell or lend, effect any short sale or establish or increase a Put Equivalent Position (as defined in Rule 16a-1(h) under the Exchange Act) or liquidate or decrease any Call Equivalent Position (as defined in Rule 16a-1(b) under the Exchange Act), pledge hypothecate or grant any security interest in, or in any other way transfer or dispose of, any Common Stock, in each case whether now owned or hereafter acquired by the underwriters or with respect to which the underwriters have or hereafter acquire the power of disposition, (ii) make any demand for, or exercise any right with respect to the registration of any of the shares of Common Stock, or the filing of any registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) in connection with the Securities Act of 1933, as amended, (iii) enter into any swap, hedge or other agreement or any transaction that transfers all or a portion of the economic consequences associated with the ownership of any shares of Common Stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of Common Stock or such other securities, in cash or otherwise), or (iv) publicly announce the intention to do any of the foregoing.

Our directors and executive officers and our significant stockholders have entered into lock-up agreements with Cantor Fitzgerald & Co., and Oppenheimer & Co. Inc., as representatives of the several underwriters, pursuant to which such persons have agreed that they will not, subject to limited exceptions, for a period of 90 days after the date of this prospectus and without the prior written consent of Cantor Fitzgerald & Co., and Oppenheimer & Co. Inc., (i) sell, offer to sell, contract to sell or lend, effect any short sale or establish or increase a put equivalent position or liquidate or decrease any call equivalent position, pledge, hypothecate or grant any security interest in, or in any other way transfer or dispose of, directly or indirectly, any shares of Common Stock or any options or warrants or other rights to acquire shares of Common Stock or any securities exchangeable or exercisable for or convertible into shares of Common Stock (including, without limitation, shares of Common Stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers or stockholders in accordance with the rules and regulations of the SEC), (ii) enter into any swap hedge or similar arrangement or agreement that transfers, in whole or in part, the economic risk of ownership of the shares of Common Stock or such other securities, regardless of whether any such transaction is to be settled in securities, in cash or otherwise, (iii) make any demand for, or exercise any right with respect to, the registration under the Securities Act of the offer and sale of any shares of Common Stock or such other securities, or cause to be filed a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to any such registration, or (iv) publicly announce any intention to do any of the foregoing. The lock-up provisions apply to shares of Common Stock owned now or acquired later by the person executing the lock-up agreement or for which the person executing the lock-up agreement later acquires the power of disposition.

Nasdaq Global Market Listing

The Common Stock is listed on the Nasdaq Global Market under the symbol “CRXT.”

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Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing the Common Stock. However, the representatives may engage in transactions that stabilize the price of the Common Stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell the Common Stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their right to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares granted to them under the underwriting agreement described above. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the Common Stock or preventing or retarding a decline in the market price of the Common Stock. As a result, the price of the Common Stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The underwriters may also engage in passive market making transactions in the Common Stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of the Common Stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory,

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investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

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NOTICE TO INVESTORS

Canada

This prospectus supplement constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the securities. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this prospectus supplement or on the merits of the securities and any representation to the contrary is an offence.

Canadian investors are advised that this prospectus supplement has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”). Pursuant to section 3A.3 of NI 33-105, this prospectus supplement is exempt from the requirement that the issuer and the underwriter(s) provide investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships that may exist between the issuer and the underwriter(s) as would otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

Resale Restrictions

The offer and sale of the securities in Canada is being made on a private placement basis only and is exempt from the requirement that the issuer prepares and files a prospectus under applicable Canadian securities laws. Any resale of the securities acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, pursuant to a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the securities outside of Canada.

Representations of Purchasers

Each Canadian investor who purchases the securities will be deemed to have represented to the issuer and the underwriter(s) that the investor (i) is purchasing the securities as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions (“NI 45-106”) or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this prospectus supplement does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the securities and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the securities or with respect to the eligibility of the securities for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

Securities legislation in certain of the Canadian jurisdictions provides certain purchasers of securities pursuant to an offering memorandum (such as this prospectus supplement), including where the distribution

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involves an “eligible foreign security” as such term is defined in Ontario Securities Commission Rule 45-501 Ontario Prospectus and Registration Exemptions and in Multilateral Instrument 45-107 Listing Representation and Statutory Rights of Action Disclosure Exemptions, as applicable, with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where the offering memorandum, or other offering document that constitutes an offering memorandum, and any amendment thereto, contains a “misrepresentation” as defined under applicable Canadian securities laws. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed under, and are subject to limitations and defenses under, applicable Canadian securities legislation. In addition, these remedies are in addition to and without derogation from any other right or remedy available at law to the investor.

Language of Documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur Canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Australia

This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Australia’s Corporations Act 2001 (Cth) (the “Corporations Act”) of Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to the categories of exempt persons set out below. Accordingly, if you receive this document in Australia:

You confirm and warrant that you are either:

•	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

•

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

•	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act.

To the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

You warrant and agree that you will not offer any of the shares issued to you pursuant to this document for resale in Australia within 12 months of those securities being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

European Economic Area

In relation to each member state of the European Economic Area (each a “Member State”), no securities have been offered or will be offered pursuant to the offer described herein in that Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent

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authority in that Member State, all in accordance with the Prospectus Regulation, except that the securities may be offered to the public in that Member State at any time:

(i) to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(ii) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(iii) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of securities shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Member State who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Member State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. Neither the issuer nor the underwriters have authorised, nor do they authorise, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final placement of securities contemplated in this document.

The issuer and the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase, or subscribe for, any securities and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

In Member States, this document is being distributed only to, and is directed only at, persons who are “qualified investors” within the meaning of Article 2(e) of the Prospectus Regulation (“Qualified Investors”). This document must not be acted on or relied on in any Member State by persons who are not Qualified Investors. Any investment or investment activity to which this document relates is available in any Member State only to Qualified Investors and will be engaged in only with such persons.

Hong Kong

No securities have been, may be or will be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made thereunder; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding UP and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “C(WUMP)O”), or which do not constitute an offer to the public within the meaning of the C(WUMP)O. No document, invitation or advertisement relating to the securities has been issued or may be issued or will be issued or may be in the possession of any person for the purpose of issue (in each case whether

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in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

This document has not been and will not be registered with the Registrar of Companies in Hong Kong. Accordingly, this document may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this document and the relevant offering documents and that he is not acquiring, and has not been offered any securities in circumstances that contravene any such restrictions.

Japan

The offering has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948 of Japan, as amended) (the “FIEA”), and the Initial Purchaser will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means, unless otherwise provided herein, any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This document has not been and will not be lodged or registered with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or the invitation for subscription or purchase of the securities may not be issued, circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person as defined under Section 275(2) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA and where (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 , or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA. In the event that you are not an investor falling within any of the categories set out above, please return this document immediately. You may not forward or circulate this document to any other person in Singapore.

No offer is made to you with a view to the securities being subsequently offered for sale to any other party. There are on-sale restrictions that may be applicable to investors who acquire securities. As such, investors are advised to acquaint themselves with the provisions of the SFA relating to resale restrictions and comply accordingly.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor as defined under Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

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securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the securities under Section 275 of the SFA except:

•

to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018 of Singapore.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the issuer or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the shares is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

United Kingdom

In relation to the United Kingdom, no securities have been offered or will be offered pursuant to the offer described herein to the public in the United Kingdom prior to the publication of a prospectus in relation to the

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securities which has been approved by the UK Financial Conduct Authority, except that the securities may be offered to the public in the United Kingdom at any time:

(i) to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(ii) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(iii) in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (as amended) (the “FSMA”),

provided that no such offer of the securities shall require the issuer or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the United Kingdom who acquires any securities in the offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any securities being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed to and with the issuer and the underwriters that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the United Kingdom to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. Neither the issuer nor the underwriters have authorised, nor do they authorise, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final placement of securities contemplated in this document.

The issuer and the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to the securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of United Kingdom law by virtue of the European Union (Withdrawal) Act 2018.

In the United Kingdom, this document is being distributed only to, and is directed only at, persons who are “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation who are also: (i) persons who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) persons falling within Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. Any investment or investment activity to which this document relates is available in the United Kingdom only to relevant persons and will be engaged in only with such persons.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) may only be communicated or caused to be communicated in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply. All applicable provisions of the FSMA and the Order must be complied with in respect of anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.

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LEGAL MATTERS

The validity of any securities offered by this prospectus will be passed upon for us by Goodwin Procter LLP, Redwood City, California. The underwriters are being represented in connection with this offering by Duane Morris LLP, New York, New York.

EXPERTS

The audited financial statements of Blue Water Acquisition Corp. included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report, which includes an explanatory paragraph about the existence of substantial doubt concerning Blue Water’s ability to continue as a going concern, of Marcum LLP, an independent registered public accounting firm, appearing elsewhere herein and are included in reliance on such report given upon the authority of such firm as experts in auditing and accounting.

The financial statements of Clarus Therapeutics, Inc. as of December 31, 2020 and 2019 and for each of the years in the two-year period ended December 31, 2020 included in this prospectus of Clarus Therapeutics Holdings, Inc. have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon which report expresses an unqualified opinion and includes an explanatory paragraph relating to going concern, and included in this prospectus and registration statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

CHANGE IN AUDITOR

On September 10, 2021, the audit committee of the Board approved a resolution appointing RSM US LLP (“RSM”) as the Company’s independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ended December 31, 2021, and Marcum LLP (“Marcum”) was dismissed from its role as the Company’s independent registered public accounting firm.

Marcum’s report on the Company’s financial statements for the fiscal year ended December 31, 2020 and the period from May 22, 2020 (inception) to December 31, 2020 did not contain an adverse opinion or a disclaimer of opinion, nor was either report qualified or modified as to uncertainty, audit scope or accounting principles except for an explanatory paragraph in such report regarding substantial doubt about the registrant’s ability to continue as a going concern.

At no point during the fiscal year ended December 31, 2020 and the subsequent interim period through September 10, 2021 were there any (i) disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Marcum, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report, or (ii) “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K, other than as noted above regarding the registrant’s ability to continue as a going concern.

We provided Marcum with a copy of the foregoing disclosure and requested that Marcum furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the statements made herein, each as required by applicable SEC rules. A copy of Marcum’s letter to the SEC is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

During the fiscal year ended December 31, 2020 and the subsequent interim period through date of this prospectus, the Company did not consult with RSM regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

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WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Exchange Act. We have also filed a registration statement on Form S-1, including exhibits, under the Securities Act, with respect to the common stock offered by this prospectus. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. You can read our SEC filings, including this prospectus, over the Internet at the SEC’s website at http://www.sec.gov.

Our website address is www.clarustherapeutics.com. Through our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC, including our annual reports on Form 10-K; our proxy statements for our annual and special stockholder meetings; our quarterly reports on Form 10-Q; our current reports on Form 8-K and reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on, or that may be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

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CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following information is only a summary and should be read in conjunction with Blue Water’s and Legacy Clarus’s financial statements and related notes contained elsewhere in this prospectus and information discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The historical results included below and elsewhere in this prospectus are not indicative of our future performance.

The following unaudited pro forma condensed combined financial statements of the Company present the combination of the historical financial information of Blue Water and Legacy Clarus adjusted to give effect to the Business Combination and the private placement received in the third quarter of 2021. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021, combines the historical balance sheet of Blue Water and the historical balance sheet of Legacy Clarus as of June 30, 2021, on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on June 30, 2021.

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2021, and year ended December 31, 2020, combine the historical statements of operations of Blue Water and Legacy Clarus for such periods on a pro forma basis as if the Business Combination and related transactions had been consummated on January 1, 2020, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial statements;

•

the historical unaudited financial statements of Blue Water as of and for the six months ended June 30, 2021, and the historical audited financial statements as of and for the year ended December 31, 2020, and the related notes thereto;

•

the historical unaudited financial statements of Legacy Clarus as of and for the six months ended June 30, 2021, and the related notes thereto, and the historical audited financial statements as of and for the year ended December 31, 2020, and the related notes thereto, included in this prospectus; and

•

the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information relating to Legacy Clarus and Blue Water included elsewhere in this prospectus.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and does not necessarily reflect what our financial condition or results of operations would have been had the Business Combination, convertible notes issuance and private placement occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting our future financial condition and results of operations. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited transaction accounting adjustments represent management’s estimates based on information available as of the date of this unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. Assumptions and estimates underlying the

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Notes to Financial Statements

unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. We believe that our assumptions and methodologies provide a reasonable basis for presenting all the significant effects of the Business Combination, convertible notes issuance and private placement based on information available to management at this time and that the transaction accounting adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

Pursuant to the Merger Agreement, the Business Combination was consummated on September 9, 2021. Upon the closing of the Business Combination, Merger Sub merged with and into Legacy Clarus, with Legacy Clarus as the surviving company in the Merger. Upon the closing of the Business Combination, Blue Water changed its name to “Clarus Therapeutics Holdings, Inc.” The Business Combination was accounted for as a reverse recapitalization, in which Legacy Clarus issued stock for the net assets of Blue Water, accompanied by a recapitalization. The net assets of Blue Water are stated at historical cost, with no goodwill or other intangible assets recorded upon closing. Historical operations of the Combined Entity will be those of Legacy Clarus.

The aggregate consideration issued or reserved for issuance to the Legacy Clarus securityholders upon the closing of the Merger was 17,895,594 shares of common stock. The 17,895,594 shares include an aggregate of 1,770,000 shares of common stock that were issued to the holders of senior secured notes in connection with the Merger Agreement and were in exchange for $10.0 million of aggregate principal amount of non-convertible promissory notes and certain outstanding royalty rights. The senior secured noteholders also received an aggregate 135,000 shares from the Sponsor pursuant to the Share Allocation Agreement. Within the aggregate shares issued to Legacy Clarus securityholders is also 2,558,705 shares of common stock at $10.00 per share, that were issued to Legacy Clarus equity holders for the private placement Additional Closing Shares, of which such noteholders provided gross proceeds of $25.0 million, from the date of Merger Agreement signature through consummation.

The unaudited pro forma condensed combined financial information herein incorporates the results of Blue Water’s public stockholders having elected to redeem their Public Shares for cash upon the approval of the Business Combination.

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Notes to Financial Statements

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF JUNE 30, 2021

(in thousands)

	(A) Legacy Clarus Historical	Private Placement		Legacy Clarus Pro Forma	(B) Blue Water Historical	Transaction Accounting Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$10,278	$7,184	3(a)	$17,462	$225	$16,908	3(b)	$34,595
Accounts receivable, net	6,229			6,229	—	—		6,229
Inventory, net	9,761			9,761	—	—		9,761
Prepaid expenses and other current assets	1,985			1,985	115	—		2,100

Total current assets	28,253	7,184		35,437	340	16,908		52,685
Property and equipment, net	73			73	—	—		73
Investments held in Trust Account	—			—	58,653	(58,653)	3(b)	—

Total assets	$28,326	$7,184		$35,510	$58,993	$(41,745)		$52,758

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities:
Senior notes payable	$51,297			$51,297	$—	$(10,000)	3(d)	$41,297
Accounts payable	13,463			13,463	118			13,581
Accrued expenses	11,002			11,002	812	348	3(c)	12,162
Due to related party	—			—	60	—		60
Accrued taxes	—			—	348	(348)	3(c)	—
Deferred revenue	1,048			1,048	—	—		1,048

Total current liabilities	76,810	—		76,810	1,338	(10,000)		68,148
Deferred underwriting commissions	—			—	2,012	(2,012)	3(b)	—
Derivative warrant liabilities	—			—	7,252	—		7,252
Convertible notes payable to related parties	98,130	7,184	3(a)	105,314	—	(105,314)	3(d)	—
Royalty obligation	10,802			10,802	—	(10,802)	3(d)	—

Total liabilities	185,742	7,184		192,926	10,602	(128,128)		75,400

Series A redeemable convertible preferred stock	9,537			9,537	—	(9,537)	3(d)	—
Series B redeemable convertible preferred stock	15,722			15,722	—	(15,722)	3(d)	—
Series C redeemable convertible preferred stock	20,859			20,859		(20,859)	3(d)	—
Series D redeemable convertible preferred stock	151,345			151,345	—	(151,345)	3(d)	—

Total convertible preferred stock	197,463	—		197,463	—	(197,463)		—

Common stock subject to redemption	—			—	43,391	(43,391)	3(d)	—
Stockholders’ Equity
Common stock	3			3	—	(3)	3(d)	—
Class A Common Stock	—			—	—	2	3(d)	2
Class B Common Stock	—			—	—	—		—
Additional paid-in capital	4,443			4,443	2,597	291,471	3(d)	298,511
Accumulated deficit	(359,325)			(359,325)	2,403	35,767	3(d)	(321,155)

Total Stockholders’ Equity (Deficit)	(354,879)	—		(354,879)	5,000	327,237		(22,642)

Total Liabilities and Stockholders’ Equity (Deficit)	$28,326	$7,184		$35,510	$58,993	$(41,745)		$52,758

See accompanying notes to the unaudited pro forma condensed combined financial information.

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UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(in thousands, except share and per share data)

	(A) Legacy Clarus Historical	(B) Blue Water Historical	Transaction Accounting Adjustments		Pro Forma Combined
Net product revenue	$5,109	$—	$—		$5,109
Cost of product sales	921	—	—		921

Gross profit	4,188	—	—		4,188
Operating expenses:
Sales and marketing	17,467	—	—		17,467
General and administrative	8,932	1,225	175	4(a)	10,332
Research and development	1,817	—	—		1,817
Other taxes	—	175	(175)	4(a)	—

Loss from operations	(24,028)	(1,400)	—		(25,428)

Other income (expense), net:
Gain on marketable securities	—	3	—		3
Change in fair value of derivative warrant liabilities	—	9,446	—		9,446
Interest expense	(9,517)	—	6,005	4(d)	(3,512)

Total other income (expense), net	(9,517)	9,449	6,005		5,937

Net (loss) income	(33,545)	8,049	6,005		(19,492)

Deemed dividend to sponsor	—	—			—
Accretion of preferred stock	(7,737)	—	7,737	4(b)	—

Net (loss) income attributable to common stockholders	$(41,282)	$8,049	$13,742		$(19,492)

Weighted average shares outstanding of common stock subject to redemption, basic and diluted		3,995,410
Basic and diluted net loss per share, common stock subject to redemption		$—
Weighted average number of common shares outstanding - basic and diluted	2,410,827	4,114,324		4(c)	21,725,817
Basic and diluted net loss per share available to Sponsor per share, common stock	$(17.12)	$1.96		4(c)	$(0.90)

See accompanying notes to the unaudited pro forma condensed combined financial information

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UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

(in thousands, except share and per share data)

	(A) Legacy Clarus Historical	(B) Blue Water Historical	Transaction Accounting Adjustments		Pro Forma Combined
Net product revenue	$6,369	$—	$—		$6,369
Cost of product sales	8,687	—	—		8,687

Gross loss	(2,318)	—	—		(2,318)
Operating expenses:
Sales and marketing	29,515	—	50	5(f)	29,565
General and administrative	11,937	2,978	611	5(a)(f)	15,526
Research and development	3,407	—	70	5(f)	3,477
Other taxes	—	172	(172)	5(a)	—

Loss from operations	(47,177)	(3,150)	(559)		(50,886)

Other income (expense), net:
Change in fair value of warrant liability and derivative, net	66,891	—	(66,891)	5(b)	—
Gain on marketable securities (net) held in Trust Account	—	—	—		—
Change in fair value of derivative warrant liabilities	—	(922)	—	5(b)	(922)
Issuance costs - warrant liabilities	—	(646)	—		(646)
Interest income	25	—	2,342	5(g)	2,367
Interest expense	(15,394)	—	10,091	5(d)	(5,303)

Total other income (expense), net	51,522	(1,568)	(54,458)		(4,504)

Net income (loss)	4,345	(4,718)	(55,017)		(55,390)

Accretion of preferred stock	(14,682)	—	14,682	5(c)	—

Net loss attributable to common stockholders	$(10,337)	$(4,718)	$(40,335)		$(55,390)

Weighted average shares outstanding of common stock subject to redemption, basic and diluted		3,556,309
Basic and diluted net loss per share, common stock subject to redemption		$—
Weighted average number of common shares outstanding - basic and diluted	870,263	1,447,732		5(e)	21,725,817
Basic and diluted net loss per share available to Sponsor per share, common stock	$(11.88)	$(3.26)		5(e)	$(2.55)

See accompanying notes to the unaudited pro forma condensed combined financial information.

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Notes to Financial Statements

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Note 1 — Description of the Merger

On September 9, 2021, we consummated the Business Combination pursuant to the Merger Agreement. Upon the closing of the Business Combination, Merger Sub merged with and into Legacy Clarus, with Legacy Clarus as the surviving company in the Merger. Upon the closing of the Business Combination, Blue Water changed its name to Clarus Therapeutics Holdings, Inc.

Pursuant to the terms and conditions of the Merger Agreement, the aggregate consideration issued or reserved for issuance to Legacy Clarus securityholders upon the closing of the Merger was 17,895,594 shares of common stock. The 17,895,594 shares include 1,770,000 shares of common stock, which were issued to Legacy Clarus’ senior secured noteholders in connection with the Merger Agreement and additional forbearance and were in exchange for $10.0 million of aggregate principal amount of non-convertible promissory notes and certain outstanding royalty rights. The senior secured noteholders also received an aggregate 135,000 shares from the Sponsor pursuant to the Share Allocation Agreement. Within the aggregate shares issued to Legacy Clarus securityholders is also 2,558,705 shares of common stock at $10.00 per share, that were issued to Legacy Clarus equity holders for the private placement Additional Closing Shares, of which such noteholders provided gross proceeds of $25.0 million, from the date of Merger Agreement signature through consummation.

The following represents the aggregate merger consideration issued or reserved for issuance to Clarus securityholders upon the consummation of the Business Combination:

(in thousands, except share and per share data)	Purchase price	Shares Issued
Share consideration to Legacy Clarus(a)(b)	$182,023	17,895,594

(a)

The value of common stock issued to Legacy Clarus, and its senior secured noteholders included in the consideration is reflected at $10.20 per share, as defined in the Merger Agreement, and the value of the common stock issued related to the private placement (as the Additional Closing Shares, as defined in the Merger Agreement), included in the consideration is reflected at $10.00 per share. Legacy Clarus common stock at $10.20 totals 15,336,892 shares. Private placement shares (Additional Closing Shares) at $10.00 total 2,558,705 shares.

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Notes to Financial Statements

(b)

The total consideration shares issued or issuable above includes 1,905,000 shares issued to Legacy Clarus’ senior secured noteholders. Legacy Clarus shares consideration after the shares issued to the senior secured noteholders was first allocated to Legacy Clarus convertible notes investors and then the remaining to Legacy Clarus Series D Preferred Stock investors and the Legacy Clarus warrantholders. Legacy Clarus’s outstanding common stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and its outstanding and unexercised options and unissued options were cancelled and retired upon consummation of the merger. Pro forma closing shares issued or issuable to Legacy Clarus were determined as follows:

(in thousands, except share and per share data)
Base Closing Shares
Base transaction price	$198,184
Legacy Clarus Closing Company Indebtedness at a maximum of $43.1 million	(43,125)
Legacy Clarus Closing Company Cash(d)	—

$155,059
Divided by	$10.20

Shares issuable to Legacy Clarus	15,201,889

Transfer of sponsor founder shares per share allocation agreement (e)	135,000

Total shares issuable to Legacy Clarus	15,336,889

Shares issued to Legacy Clarus lenders under Merger Agreement	1,500,000

Shares issued to Legacy Clarus lenders under share allocation agreement (e)	405,000

Shares issued to Legacy Clarus lenders	1,905,000

Shares issued to Legacy Clarus convertible note and Series D investors and reserved for issuance to Legacy Clarus warrantholders	13,431,889

Additional Closing Shares
Principal and interest balance of Additional Convertible Notes(c)	$25,587
Principal and interest balance of the Additional 2025 Notes(c)	—

$25,587
Divided by	$10.00

Shares issued to Legacy Clarus	2,558,705

Total pro forma estimated shares issued or issuable to Legacy Clarus	17,895,594

(c)	Pro forma assumption includes private placement financing (Additional Convertible Notes) issued between the execution of the Merger Agreement and consummation.
(d)	Pro forma assumption excludes the closing cash balance for simplicity.

144

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

(e)

Under the share allocation agreement, entered by Blue Water and Legacy Clarus dated September 1, 2021, Legacy Clarus’s senior secured noteholders will receive an allocation of 405,000 additional shares upon consummation of the Merger. Of the 405,000 shares, 270,000 was reallocated from the Legacy Clarus equity holders to the senior secured noteholders, and the Blue Water founder transferred the remaining 135,000 from the sponsor/founder shares.

The closing allocations were calculated in accordance with the methodology and procedures set forth in the Merger Agreement and was announced by Blue Water through the Current Report on Form 8-K filing with the SEC four business days prior to the special meeting of its stockholders.

The following summarizes the unaudited pro forma common stock outstanding immediately after giving effect to the consummation of the Business Combination transaction:

	Common Stock Outstanding
Stockholder	%	No. shares
Legacy Clarus (excludes unexercised Legacy Clarus warrants)	82.32%	17,886,348
Public	11.68%	2,536,969
Sponsor (including % of Blue Water’s directors and officers)	6.00%	1,302,500

Total No. Shares Class A common stock	100%	21,725,817

The foregoing ownership percentages with respect to the Combined Entity following the Business Combination are based in the assumption that there are no adjustments for the outstanding Public or Placement warrants issued by Blue Water and no awards were issued under the Equity Incentive Plan and no exercise of the Legacy Clarus warrants assumed in the Business Combination.

Note 2 — Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of SEC Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The historical financial information of Blue Water and Legacy Clarus include transaction accounting adjustments to illustrate the estimated effect of the Business Combination, the convertible notes issuance and the private placement and certain other adjustments to provide relevant information necessary for an understanding of the combined company upon consummation of the transactions described herein.

Notwithstanding the legal form of the Business Combination pursuant to the Merger Agreement, the Business Combination is accounted for as a reverse recapitalization in accordance with U.S. GAAP because Legacy Clarus has been determined to be the accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”). The determination is primarily based on the evaluation of the following facts and circumstances taking into consideration the Blue Water redemptions:

•	The pre-combination equity holders of Legacy Clarus hold the majority of voting rights in Combined Entity;

145

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

•	The largest individual minority stockholder of the Combined Entity is an existing stockholder of Legacy Clarus;

•	The pre-combination equity holders of Legacy Clarus have the right to appoint the majority of the directors on the Combined Entity Board;

•	Legacy Clarus shall select senior management (executives) of Combined Entity; and

•	Operations of Legacy Clarus will comprise the ongoing operations of Combined Entity.

Under the reverse recapitalization model, the Business Combination will be treated as Legacy Clarus issuing equity for the net assets of Blue Water, with no goodwill or intangible assets recorded.

The unaudited pro forma condensed combined financial information reflects all Blue Water’s public stockholders that exercised redemption rights with respect to their public shares. A total of 3,270,531 shares were redeemed for an aggregate redemption value of approximately $33.4 million. The resulting redemption scenario still provided BLUW with cash at closing of the Business Combination of greater than the minimum requirement of $5.0 million pursuant to the Merger Agreement.

The Combined Entity expects to enter into new equity awards with its employees after the consummation of the Business Combination. The terms of these new equity awards have not been finalized and remain subject to change. Accordingly, no effect has been given to the unaudited pro forma combined financial information for the new awards.

The unaudited pro forma combined financial information does not reflect the income tax effects of the transaction accounting adjustments as any change in the deferred tax balance would be offset by an increase in the valuation allowance given Clarus incurred negative cash flows during the historical periods presented.

Note 3 — Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Balance Sheet as of June 30, 2021

The transaction accounting adjustments included in the unaudited pro forma combined balance sheet as of June 30, 2021, are as follows:

Pro Forma notes

(A) From the unaudited balance sheet of Legacy Clarus as of June 30, 2021.

(B) From the unaudited balance sheet of Blue Water as of June 30, 2021.

Pro Forma adjustment to reflect the proceeds from the issuance of additional Convertible Notes in March 2021 and Private Placement securities agreement.

a)

Represents the sale of additional issuance private placement shares that converted into shares of the Combined Entity pursuant to the Merger Agreement. Net proceeds from these issuances from execution of the Merger Agreement through consummation totaled $25.0 million.

146

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

Pro Forma transaction accounting adjustments

b)	Represents the impact of the Business Combination on the cash balance of the Combined Entity. The table below represents the sources and uses of funds as it relates to the Business Combination:

(in thousands)	Note	Pro Forma Cash
Blue Water cash held in Trust Account	(1)	$58,653
Payment of redeeming Blue Water Stockholders	(2)	(33,359)
Payment of deferred underwriting commissions	(3)	(2,012)
Payment of other transaction costs	(4)	(6,374)

Excess cash to balance sheet from Business Combination		$16,908

(1)	Represents the amount of the restricted investments and cash held in the trust account upon consummation of the Business Combination at Closing.
(2)	Represents the amount paid to Blue Water stockholders who exercised redemption rights.
(3)	Represents payment of deferred Blue Water IPO underwriting commissions by Blue Water.
(4)	Represents payment of other Blue Water estimated Business Combination transaction costs.

c)	To reclass historical Blue Water accrued taxes to accrued expenses of the Combined Entity.

147

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

d)

The following table represents the impact of the Business Combination on the number of shares of Blue Water common stock and represents the impact to the total equity impact of the Business Combination including redemptions by Blue Water stockholders:

	Class A Common Stock		Class B Common Stock		Clarus Stock	Additional paid-in capital	Accumulated deficit
(in thousands, except share amounts)	Shares	Amount	Shares	Amount
Pre-Business Combination – Blue Water stockholders	1,553,480	$—	1,437,500	$—	$—	$2,597	$2,403
Pre-Business Combination – Clarus	—	3	—	—	197,463	4,443	(359,325)
Conversion of Class B common stock to Class A common stock	1,302,500	—	(1,302,500)	—	—	—	—
Transfer of Class B founder shares to Clarus shares (d)	—	—	(135,000)	—	—	—	—
Reclassification of redeemable stock to common stock	4,254,020	—	—	—	—	43,391	—
Less: redemption of redeemable shares	(3,270,531)					(33,359)
Clarus Stockholders and cancellation of convertible notes (a) (d)	15,981,348	2	—	—	—	105,312	—
Clarus Lenders and extinguishment of certain Clarus senior notes payable and Clarus royalty obligation (d)	1,905,000	—	—	—	—	19,431	1,371
Cancellation of Clarus stock options	—	—	—	—	—	207	(207)

Balances after share transactions of Combined Entity	21,725,817	5	—	—	197,463	142,022	(355,758)

Estimated transaction costs(b)	—	—	—	—	—	(6,374)	—
Elimination of historical accumulated deficit of Blue Water	—	—	—	—	—	2,403	(2,403)
Elimination of historical stock of Clarus(c)	—	(3)	—	—	(197,463)	160,457	37,006

Post-Business Combination	21,725,817	$2	—	$—	$—	$298,511	$(321,155)

(a)	Includes $25.0 million of private placement convertible notes and related accrued interest converting at $10.00 per share into 2,558,705 shares.
(b)	Transaction costs were incurred between June 30, 2021, and the closing of the Business Combination and were all determined to represent costs of the reverse recapitalization.
(c)	Accumulated deficit due to the reversal of accretion on preferred stock dividends due to assumed January 1, 2020, conversion and extinguishment.
(d)

Related to the share allocation agreement, whereby 135,000 shares were transferred from the Blue Water founder to the Legacy Clarus lenders and a reallocation of 270,000 shares from Legacy Clarus stockholders were issued to the Clarus lenders.

148

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

Note 4 — Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Statements of Operations for the Six Months Ended June 30, 2021

The transaction accounting adjustments included in the unaudited pro forma combined statement of operations for the six months ended June 30, 2021, are as follows:

Pro Forma notes

(A)	From the unaudited condensed statements of operations of Legacy Clarus for the six months ended June 30, 2021.

(B)	From the unaudited condensed statements of operations of Blue Water for the six months ended June 30, 2021.

Pro Forma transaction accounting adjustments

a)	To reclass historical Blue Water franchise tax expense to general and administrative expenses of the Combined Entity.

b)	Removal of accretion on preferred stock dividends due to assumed January 1, 2020, conversion and extinguishment.

c)

Presentation of the pro forma basic and diluted net loss per share amounts. The unaudited pro forma condensed combined financial information has been prepared to reflect the 3,270,531 shares that were redeemed for an aggregate redemption value of approximately $33.4 million, at a redemption price per share of $10.20. See Note 6, Loss Per Share for additional details.

d)	To eliminate interest expense related to Legacy Clarus convertible notes, which will be exchanged for common stock in the Merger.

Note 5 — Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Statements of Operations for the Year Ended December 31, 2020

The transaction accounting adjustments included in the unaudited pro forma combined statement of operations for the year ended December 31, 2020, are as follows:

Pro Forma notes

(A)	From the audited statements of operations of Legacy Clarus for the year ended December 31, 2020.

(B)	From the audited statements of operations of Blue Water for the year ended December 31, 2020.

Pro Forma transaction accounting adjustments

a)	To reclass historical Blue Water franchise tax expense to general and administrative expenses of the Combined Entity.

b)

To eliminate the gain related to the change in the fair value of derivative liabilities related to Legacy Clarus convertible notes and warrants for Series D preferred stock, which were exchanged for common stock in the Merger. The pro forma figures shown are based on the assumed merger

149

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

date of January 1, 2020, at which time these instruments (the convertible notes and warrants for 183,438 shares of Series D preferred stock) would have converted into shares of the combined company’s common stock. Subsequently, in July 2021, warrants to purchase 122,292 shares of Series D preferred stock expired unexercised, which is not reflected in these pro forma statements.

c)	Removal of accretion on preferred stock dividends due to assumed January 1, 2020, conversion and extinguishment.

d)	To eliminate interest expense related to Legacy Clarus convertible notes exchanged for common stock in the Merger.

e)

Presentation of the pro forma basic and diluted net loss per share amounts. The unaudited pro forma condensed combined financial information has been prepared to reflect the 3,270,531 shares that were redeemed for an aggregate redemption value of approximately $33.4 million, at a redemption price per share of $10.20. See Note 6, Loss Per Share for additional details.

f)	To record cancellation of Legacy Clarus outstanding stock options.

g)	To record gain on extinguishment of certain Legacy Clarus senior notes payable and Clarus royalty obligation.

Note 6 — Loss Per Share

Net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination and private placement, assuming the shares were outstanding since January 1, 2020. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination and private placement have been outstanding for the entire periods presented.

Net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, 2021 convertible notes, and private placement, assuming the shares were outstanding since January 1, 2020. As the Business Combination is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination, 2021 convertible notes and private placement have been outstanding for the entire periods presented. For the 3,270,531 shares redeemed, this calculation was retroactively adjusted to eliminate such shares for the entire periods.

150

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

The unaudited pro forma combined financial information has been prepared for the six months ended June 30, 2021:

Six Months Ended June 30, 2021
(in thousands, except shares and per share data)
Pro forma net loss	$(19,492)
Weighted average shares outstanding – basic and diluted	21,725,817

Net loss per share – basic and diluted	$(0.90)

Pro Forma weighted average shares calculation – basic and diluted
Blue Water public stockholders	2,536,969
Blue Water Sponsor	1,302,500

Total	3,839,469
Clarus	17,886,348

Pro Forma weighted average shares outstanding – basic and diluted (1)	21,725,817

(1)

For the purposes of applying the if-converted method for calculating pro forma earnings per share, it was assumed that all Legacy Clarus Preferred stock was extinguished or converted to common stock. As such, the accretion of historical preferred stock dividends was not included in calculation of basic or diluted loss per share.

The unaudited pro forma combined financial information has been prepared for the year ended December 31, 2020:

Year Ended December 31, 2020
(in thousands, except shares and per share data)
Pro forma net loss	$(55,390)
Weighted average shares outstanding – basic and diluted	21,725,817

Net loss per share – basic and diluted	$(2.55)

Pro Forma weighted average shares calculation – basic and diluted
Blue Water public stockholders	2,536,969
Blue Water Sponsor	1,302,500

Total	3,839,469
Legacy Clarus	17,886,348

Pro Forma weighted average shares outstanding – basic and diluted (1)	21,725,817

(1)

For the purposes of applying the if-converted method for calculating pro forma earnings per share, it was assumed that all Legacy Clarus Preferred stock was extinguished or converted to common stock. As such, the accretion of historical preferred stock accretion was not included in calculation of basic or diluted loss per share.

151

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

INDEX TO FINANCIAL STATEMENTS

BLUE WATER ACQUISITION CORP.

CLARUS THERAPEUTICS, INC.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

BLUE WATER ACQUISITION CORP.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2021	December 31, 2020
	(unaudited)
Assets:
Current assets
Cash	$224,535	$655,371
Prepaid expenses	115,420	168,141

Total Current Assets	339,955	823,512
Investments held in Trust Account	58,652,957	58,650,048

Total Assets	$58,992,912	$59,473,560

Liabilities and Stockholders’ Equity:
Current liabilities:
Accounts payable	$117,913	$178,645
Accrued expenses	812,302	70,000
Due to related party	60,000	—
Accrued franchise and other taxes	347,290	172,200

Total current liabilities	1,337,505	420,845
Deferred underwriting commissions	2,012,500	2,012,500
Derivative warrant liabilities	7,251,895	16,698,635

Total Liabilities	10,601,900	19,131,980

Commitments and Contingencies
Class A common stock, $0.0001 par value; 4,254,020 and 3,464,860 shares subject to possible redemption at $10.20 per share at June 30, 2021 and December 31, 2020, respectively	43,391,004	35,341,572
Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.0001 par value; 50,000,000 shares authorized; 1,553,480 and 2,343,640 shares issued and outstanding (excluding 4,254,020 and 3,464,860 shares subject to possible redemption) at June 30, 2021 and December 31, 2020, respectively	155	234
Class B common stock, $0.0001 par value; 2,000,000 shares authorized; 1,437,500 shares issued and outstanding	144	144
Additional paid-in capital	2,597,293	9,717,651
Retained earnings (accumulated deficit)	2,402,416	(4,718,021)

Total stockholders’ equity	5,000,008	5,000,008

Total Liabilities and Stockholders’ Equity	$58,992,912	$59,473,560

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

BLUE WATER ACQUISITION CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND FOR THE PERIOD MAY 22, 2020 (INCEPTION) THROUGH JUNE 30, 2020

	For the three months ended June 30, 2021	For the six months ended June 30, 2021	For the period from May 22, 2020 (inception) through June 30, 2020
General and administrative expenses	$807,093	$1,225,127	$761
Franchise and other taxes	87,545	175,090	—

Loss from operations	(894,638)	(1,400,217)	(761)
Change in fair value of derivative warrant liabilities	(1,704,140)	9,446,740	—
Gain on marketable securities (net), and dividends held in Trust Account	1,463	2,909	—

Net (loss) income	$(2,597,315)	$8,049,432	$(761)

Weighted average shares outstanding of common stock subject to redemption, basic and diluted	4,508,659	3,995,410	—

Basic and diluted net income per share, common stock subject to redemption	$—	$—	$—

Weighted average shares outstanding of common stock, basic and diluted	4,456,306	4,114,324	1,250,000

Basic and diluted net (loss) income per share, common stock	$(0.58)	$1.96	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

BLUE WATER ACQUISITION CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND FOR THE PERIOD MAY 22, 2020 (INCEPTION) THROUGH JUNE 30, 2020

For the Three and Six Months Ended June 30, 2021

	Common Stock				Additional Paid-In Capital	Retained Earnings / (Accumulated Deficit)	Total Stockholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – December 31, 2020	2,342,640	$234	1,437,500	$144	$9,717,651	$(4,718,021)	$5,000,008
Common stock subject to possible redemption	(1,043,799)	(104)	—	—	(9,717,651)	(928,995)	(10,646,750)
Net income	—	—	—	—	—	10,646,747	10,646,747

Balance – March 31, 2021 (unaudited)	1,298,841	$130	1,437,500	$144	$—	$4,999,731	$5,000,005
Common stock subject to possible redemption	254,639	25	—	—	2,597,293	—	2,597,318
Net loss	—	—	—	—	—	(2,597,315)	(2,597,315)

Balance – June 30, 2021 (unaudited)	1,553,480	$155	1,437,500	$144	$2,597,293	$2,402,416	$5,000,008

For the Period from May 22, 2020 (Inception) through June 30, 2020

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – May 22, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to related party	—	—	1,437,500	144	24,856	—	25,000
Net loss	—	—	—	—	—	(761)	(761)

Balance – June 30, 2020 (unaudited)	—	$—	1,437,500	$144	$24,856	$(761)	$24,239

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

BLUE WATER ACQUISITION CORP.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND FOR THE PERIOD MAY 22, 2020 (INCEPTION) THROUGH JUNE 30, 2020

	For the six months ended June 30, 2021	For the period from May 22, 2020 (inception) through June 30, 2020
Cash Flows from Operating Activities:
Net income (loss)	$8,049,432	$(761)
Adjustments to reconcile net income to net cash used in operating activities:
Change in fair value of derivative warranty liabilities	(9,446,740)	—
Gain on marketable securities (net), and dividends held in Trust Account	(2,909)	—
Changes in operating assets and liabilities:
Prepaid expenses	52,721	—
Accounts payable	(40,132)	761
Accrued expenses	742,302	—
Due to related party	60,000	—
Accrued franchise and other taxes	175,090	—

Net cash used in operating activities	(410,236)	—

Cash Flows from Financing Activities:
Offering costs paid	(20,600)	—

Net cash used in financing activities	(20,600)	—

Net decrease in cash	(430,836)	—
Cash – beginning of the period	655,371	—

Cash – end of the period	$224,535	$—

Supplemental disclosure of noncash activities:
Change in value of common stock subject to possible redemption	$8,049,432	$—
Deferred offering costs paid by related party in exchange for issuance of Class B common stock	$—	$25,000
Deferred offering costs included in accrued expenses	$—	$25,000
Deferred offering costs paid by related party through note payable	$—	$12,500

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

BLUE WATER ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1 — Description of Organization, Business Operations and Basis of Presentation

Blue Water Acquisition Corp., including its consolidated subsidiary, (the “Company”) is a blank check company incorporated in Delaware on May 22, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies. On April 27, 2021, Blue Water Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of the Company was formed.

As of June 30, 2021, the Company had not commenced any operations. All activity for the period from May 22, 2020 (inception) through June 30, 2021 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Blue Water Sponsor LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on December 15, 2020. On December 17, 2020, the Company consummated its Initial Public Offering of 5,750,000 units (the “Units” and, with respect to the Class A Common Stock included in the Units being offered, the “Public Shares”), including 750,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $57.5 million, and incurring offering costs of approximately $3.7 million, of which approximately $2.0 million was for deferred underwriting commissions (Note 5).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 3,445,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $3.4 million (Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, approximately $58.7 million ($10.20 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement was held in a trust account (“Trust Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and will be invested only in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable and interest previously released for working capital purposes on the income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Business Combination if the post-transaction company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company will provide the holders (the “Public Stockholders”) of the Public Shares with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $10.20 per Public Share). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares are recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”). The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the initial stockholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the initial stockholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

The Certificate of Incorporation provided that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor and the Company’s officers and directors (the “initial stockholders”) agreed not to propose an amendment to the Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have up to 12 months from the closing of the Initial Public Offering, or December 17, 2021, (or up to 18 months from the consummation of the Initial Public Offering, or June 17, 2022, if the Company extends the period of time to consummate a Business Combination) (the “Combination Period”) to complete a Business Combination. In order to extend the time available for the Company to consummate a Business Combination, the Sponsor or its affiliate or designees must deposit into the Trust Account $575,000 ($0.10 per Public Share), on or prior to the date of the applicable deadline, for each three-month extension.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company for working capital purposes or to pay its taxes (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The initial stockholders agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to the deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.20. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.20 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) not will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern

As of June 30, 2021, the Company had approximately $225,000 in cash and working capital deficit of approximately $650,000.

The Company’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the payment $25,000 from the Sponsor to cover certain offering costs on behalf of the Company in exchange for issuance of the Founders Shares (as defined in Note 4), and a loan from the Sponsor of approximately $157,000 under the Note (as defined in Note 4). The Company repaid the Note in full on December 17, 2020. Subsequent to the consummation of the Initial Public Offering, the Company’s liquidity has been satisfied through the net proceeds from the consummation of the Initial Public Offering and the Private Placement held outside of the Trust Account.

In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Basis of Presentation — Going Concern,” management has determined that the anticipated

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

cash requirements in the next twelve months raise substantial doubt about the Company’s ability to continue as a going concern until the earlier of the consummation of the Business Combination or the date the Company is required to liquidate, June 17, 2022. The unaudited condensed consolidated financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

COVID-19 Impact

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these unaudited condensed consolidated financial statements. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the three and six months ended June 30, 2021 are not necessarily indicative of the results that may be expected for the year ended December 31, 2021.

The accompanying consolidated financial statements comprise the Company and its wholly-owned subsidiary. As of June 30, 2021 and for the three and six month ended June 30, 2021, the wholly-owned subsidiary has had no activity.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Proposed Business Combination

On April 27, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Blue Water Merger Sub Corp., a Delaware corporation (the “Merger Sub”) and wholly-owned subsidiary of the Company, and Clarus Therapeutics, Inc. a Delaware corporation (“Clarus”).

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, upon the consummation of the transactions contemplated by the Merger Agreement (the “Closing”), Merger Sub will merge with and into Clarus (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”), with Clarus continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of the Company. In the Merger, based on existing Clarus share preference and convertible debtholder rights, (i) certain shares of Clarus preferred stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be canceled and converted into the right to receive a portion of the Merger Consideration (as defined below), (ii) all other shares of Clarus capital stock, and all outstanding options under the Company’s equity incentive plan to purchase any capital stock that have not been exercised prior to the Effective Time, will be canceled, retired and terminated without any consideration or any liability to Clarus with respect thereto, and (iii) certain convertible and non-convertible promissory notes of the Company outstanding as of the Closing will be canceled and converted into, or exchanged for, the right to receive a portion of the Merger Consideration.

The aggregate merger consideration to be paid pursuant to the Merger Agreement to Clarus securityholders as of immediately prior to the Effective Time (“Clarus Securityholders”) will be a number of shares of Company Class A Common Stock equal to (the “Merger Consideration”): (A) (i) $198,184,295.43, plus (or minus) the estimated indebtedness of Clarus as of the Closing, net of its cash and cash equivalents (“Closing Net Indebtedness”), divided by (ii) $10.20. minus 1,500,000 shares of Company Class A Common Stock (the “2025 Note Exchange Shares”) issuable to the holders of certain non-convertible promissory notes of Clarus in exchange for $10 million of the aggregate principal amount of such notes and other amendments to the terms of the remaining indebtedness pursuant to the Transaction Support Agreement; plus (B) the 2025 Note Exchange Shares, plus (C) (i) the outstanding balance (principal and interest) at Closing of certain convertible and non-convertible promissory notes of Clarus issued between signing of the Merger Agreement and Closing, divided by (ii) $10.00, other than any such non-convertible promissory notes that the Company elects in its discretion to pay off at Closing. The Merger Consideration to be paid to Clarus Securityholders will be paid solely by the delivery of new shares of Company Class A Common Stock. The Closing Net Indebtedness (and the resulting Merger Consideration) is based solely on estimates determined shortly prior to the Closing and is not subject to any post-Closing true-up or adjustment. The Merger Consideration will be allocated among Clarus Securityholders as determined by Clarus shortly prior to the Closing based on existing share preference and convertible debtholder rights.

Note 2 — Summary of Significant Accounting Policies

Use of Estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of June 30, 2021 and December 31, 2020 in its operating cash account.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Investments Held in Trust Account

Upon the closing of the Initial Public Offering and the Private Placement, $58.7 million of the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement were placed in the Trust Account and invested in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. All of the Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the unaudited condensed consolidated balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in net gain on investments, dividends and interest held in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage limit of $250,000, and investments held in Trust Account. As of June 30, 2021, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC Topic 820, “Fair Value Measurements” approximates the carrying amounts represented in the unaudited condensed consolidated balance sheet.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Derivative warrant liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants,

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

to determine if such instruments are liabilities, derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815 Derivatives and Hedging, (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The warrants issued in the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of warrants issued in connection with the Initial Public Offering were initially measured at fair value using a Monte Carlo simulation model and have subsequently been measured based on the listed market price of such warrants. The fair value of the Private Placement warrants have been estimated using a modified Monte Carlo simulation model at inception and subsequently at each measurement date using the Black-Scholes model.

Offering Costs Associated with the Initial Public Offering

Offering costs consist of legal, accounting, underwriting fees and other costs incurred that were directly related to the Initial Public Offering and were charged to stockholders’ equity or written off to the statement of operations upon the completion of the Initial Public Offering. The portion of the offering costs related to the issuance of the public and private warrants was written off to the statement of operations as a financing costs — warrant liabilities.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A Common Stock subject to possible redemption in accordance with the guidance in FASB ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A Common Stock subject to mandatory redemption (if any) is classified as liability instruments and are measured at fair value. Conditionally redeemable Class A Common Stock (including Class A Common Stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A Common Stock is classified as stockholders’ equity. The Company’s Class A Common Stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at June 30, 2021 and December 31, 2020, 4,254,020 and 3,464,860 shares of Class A Common Stock, respectively, subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s unaudited condensed consolidated balance sheet.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of June 30, 2021, the Company has aggregate deferred tax assets of approximately $4,100,000 and has recognized a full valuation allowance against the deferred tax assets.

FASB ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of June 30, 2021. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of June 30, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net Income (Loss) Per Ordinary Share

Net income (loss) per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. The Company has not considered the effect of the warrants sold in the Public Offering and Private Placement to purchase an aggregate of 9,195,000 shares in the calculation of diluted loss per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be ant- dilutive.

The Company’s statement of operations includes a presentation of income (loss) per share for Redeemable Class A Common Stock in a manner similar to the two-class method of income (loss) per share. Net income per common share, basic and diluted, for Redeemable Class A Common Stock is calculated by dividing the proportionate share of income or loss on marketable securities held by the Trust Account, net of applicable franchise and income taxes, by the weighted average number of Common stock subject to possible redemption outstanding since original issuance.

Net income per share, basic and diluted, for Non-Redeemable Class A and Class B Common Stock is calculated by dividing the net loss, adjusted for income or loss on marketable securities attributable to Redeemable Class A Common Stock, by the weighted average number of non-redeemable common stock outstanding for the period.

Non-Redeemable Class A and Class B Common Stock includes Founder Shares and non-redeemable shares of common stock as these shares do not have any redemption features. Non-Redeemable Class A and Class B Common Stock participates in the income or loss on marketable securities based on non-redeemable common stock shares’ proportionate interest.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Accordingly, basic and diluted income per common share is calculated as follows for the three and six months ended June 30, 2021:

	For the three months ended June 30, 2021	For the six months ended June 30, 2021	For the period from May 22, 2020 (inception) through June 30, 2020
Class A Common stock subject to possible redemption
Numerator: Earnings allocable to Common stock subject to possible redemption
Income from investments held in Trust Account	$1,082	$2,152	$—
Less: Company’s portion available to be withdrawn to pay taxes	(1,082)	(2,152)	—

Net income attributable	$—	$—	$—

Denominator: Weighted average Class A common stock subject to possible redemption
Basic and diluted weighted average shares outstanding	4,508,659	3,995,410	—

Basic and diluted net income per share	$—	$—	$—

Non-Redeemable Common Stock
Numerator: Net (Loss) income minus Net Earnings
Net (loss) income	$(2,597,315)	$8,049,432	$(761)
Net income allocable to Class A common stock subject to possible redemption	—	—	—

Non-redeemable net (loss) income	$(2,597,315)	$8,049,432	$(761)

Denominator: weighted average Non-redeemable common stock
Basic and diluted weighted average shares outstanding, Non-redeemable common stock	4,456,306	4,114,324	1,250,000

Basic and diluted net income per share, Non-redeemable common stock	$(0.58)	$1.96	$—

Recent Accounting Standards

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 1, 2021. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Company’s management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, that would have a material effect on the Company’s condensed consolidated financial statements.

Note 3 — Initial Public Offering

On December 17, 2020, the Company consummated its Initial Public Offering of 5,750,000 Units, including 750,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of $57.5 million, and incurring offering costs of approximately $3.7 million, of which approximately $2.0 million was for deferred underwriting commissions.

Each Unit consists of one share of Class A Common Stock, and one redeemable warrant (each, a “Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment (see Note 6).

Note 4 — Related Party Transactions

Founder Shares

On June 30, 2020, the Sponsor purchased 1,437,500 shares of the Company’s Class B common stock, par value $0.0001 per share, (the “Founder Shares”) for an aggregate price of $25,000. The initial stockholders agreed to forfeit up to 187,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering (excluding the Representative Shares as defined below). The underwriter exercised its over-allotment option in full on December 17, 2020; thus, the 187,500 Founder Shares were no longer subject to forfeiture.

The initial stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) 180 days after the completion of the initial Business Combination or (B) subsequent to the initial Business Combination, the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Public Stockholders having the right to exchange their shares of common stock for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of our initial stockholders with respect to any Founder Shares.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 3,445,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $3.4 million. The initial fair value of the Private Placement Warrants was estimated to be $1.849 per warrant, determined using a binomial Monte-Carlo simulation. Key inputs to the simulation are disclosed in Note 9, below. The excess initial fair value of $0.849 per warrant above the Sponsor’s purchase price aggregated approximately $2.9 million, which was attributed as one-time compensation to the Sponsor and recognized in general and administrative expenses in the statement of operations.

Each Private Placement Warrant is exercisable for one share of Class A Common Stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or their permitted transferees.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until the completion of the initial Business Combination.

Related Party Loans

On June 30, 2020, as amended on October 20, 2020, an affiliate of the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed approximately $157,000 under the Note and fully repaid the Note on December 17, 2020.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. To date, the Company had no borrowings under the Working Capital Loans.

As discussed in Note 1, the Company may extend the period of time to consummate a Business Combination up to two times, each by an additional three months (for a total of 18 months to complete a Business Combination). In order to extend the time available for the Company to consummate a Business Combination, the Sponsor or its affiliates or designees must deposit into the Trust Account $500,000, or $575,000 if the underwriters’ over-allotment option is exercised in full ($0.10 per Public Share in either case), on or prior to the date of the applicable deadline, for each three-month extension (each, an “Extension Loan”). Any such payments would be made in the form of a non-interest bearing, unsecured promissory note. Such notes would either be paid upon consummation of a Business Combination, or, at the relevant insiders’ discretion, converted upon consummation of a Business Combination into additional Private Warrants at a price of $1.00 per Private Placement Warrant. The Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for the Company to complete a Business Combination.

Administrative Services Agreement

Commencing on the date that the Company’s securities were first listed on Nasdaq until the earlier of the Company’s consummation of a Business Combination or the Company’s liquidation, the Company agreed to pay the Sponsor a total of $10,000 per month for office space, administrative and support services. The Company incurred approximately $30,000 and $60,000 in expenses in connection with such services during the three and six months ended June 30, 2021 as reflected in the accompanying statement of operations. As of June 30, 2021, the Company had $60,000 in due to related party in connection with such services.

Note 5 — Commitments & Contingencies

Registration Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and Extension Loans, if any, (and any shares of Class A Common Stock

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issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and Extension Loans and upon conversion of the Founder Shares) were entitled to registration rights pursuant to a registration rights agreement signed upon the consummation of the Initial Public Offering. These holders were entitled to certain demand and “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters were entitled to underwriting discounts of: (i) two percent (2.0%) of the gross proceeds of the Initial Public Offering, or approximately $1.2 million in the aggregate, paid upon the closing of the Initial Public Offering; (ii) one percent (1.0%) of the gross proceeds of the Initial Public Offering issued in the form of Class A Common Stock (the “Representative Shares”), or 57,500 Class A Common Stock, at the closing of the Initial Public Offering; (iii) upon the consummation of a Business Combination, a deferred underwriting discount of three and a half percent (3.5%) of the gross proceeds of the Initial Public Offering, or approximately $2.0 million in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Right of First Refusal

The Company granted the underwriters a right of first refusal to act as lead-left book running manager for any and all future private or public equity, equity-linked, convertible and debt offerings as well as exclusive strategic advisor in connection with any subsequent merger or acquisition during such period, or any successor to or any subsidiary of the Company for a period of 16 months from the closing of a Business Combination.

Note 6 — Derivative Warrant Liabilities

The Public Warrants will become exercisable on the later of (a) the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A Common Stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its best efforts to file with the SEC and have an effective registration statement covering the shares of Class A Common Stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A Common Stock until the warrants expire or are redeemed. If a registration statement covering the Class A Common Stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s shares of Class A Common Stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional shares of Class A Common Stock or equity-linked securities for capital raising

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purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of Class A Common Stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the Sponsor or their permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Once the warrants become exercisable, the Company may redeem the outstanding warrants for cash (except as described herein with respect to the Private Placement Warrants):

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if and only if, the last sale price of Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless

Note 7 — Stockholders’ Equity

Class A Common Stock — The Company is authorized to issue 50,000,000 shares of Class A Common Stock with a par value of $0.0001 per share. As of June 30, 2021 and December 31, 2020, there were 5,807,500 shares of Class A common stock issued or outstanding, including 4,254,020 and 3,464,860 shares of Class A Common Stock subject to possible redemption, respectively.

Class B Common Stock — The Company is authorized to issue 2,000,000 shares of Class B Common Stock with a par value of $0.0001 per share. On June 30, 2020, the Company issued 1,437,500 shares of Class B

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Common Stock to the Sponsor. Of these, up to 187,500 shares of Class B Common Stock were subject to forfeiture to the Company by the initial stockholders for no consideration to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the initial stockholders would collectively own 20% of the Company’s issued and outstanding Common Stock after the Initial Public Offering (excluding the Representative Shares). The underwriter exercised its over-allotment option in full on December 17, 2020; thus, the 187,500 Founder Shares were no longer subject to forfeiture. As of June 30, 2021 and December 31, 2020, there were 1,437,500 shares of Class B Common Stock issued or outstanding.

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Holders of record of the Class A Common Stock and holders of record of the Class B Common Stock will vote together as a single class on all matters submitted to a vote of the stockholders, with each share of Common Stock entitling the holder to one vote except as required by law.

The Class B Common Stock will automatically convert into Class A Common Stock at the closing of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A Common Stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A Common Stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering, plus the total number of shares of Class A Common Stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding the Representative Shares and any shares of Class A Common Stock or equity-linked securities exercisable for or convertible into shares of Class A Common Stock issued, or to be issued, to any seller in the initial Business Combination and any private placement-equivalent warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of Founder Shares will never occur on a less than one for one basis.

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of June 30, 2021 and December 31, 2020, there were no shares of preferred stock issued or outstanding.

Note 8 — Fair Value Measurements

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2021 and December 31, 2020 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value:

June 30, 2021

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account	$58,652,957	$—	$—
Liabilities:
Derivative warrant liabilities – public warrants	$4,082,500
Derivative warrant liabilities – private warrants	$—	$—	$3,169,395

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December 31, 2020

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account	$58,650,048	$—	$—
Liabilities:
Warrant Liabilities – public warrants	$—	$—	$10,005,000
Warrant Liabilities – private warrants	$—	$—	$6,693,635

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement in February 2021, upon trading of the Public Warrants in an active market. There were no other transfers between levels for the six months ended June 30, 2021.

Level 1 assets include investments in U.S. Treasury securities and money market funds that invest solely in U.S. Treasury securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

The initial fair value of the Public Warrants issued in connection with the Public Offering and the fair value of the Private Placement Warrants have been estimated using a Monte-Carlo simulation. The fair value of the Public Warrants has subsequently been determined using listed prices in an active market for such warrants. The changes in fair value are recognized in the statement of operations. For the three and six months ended June 30, 2021, the Company recognized a charge to the statement of operations resulting from the change in the fair value of liabilities of a loss of $1.7 million and income of $9.4 million, respectively, presented as change in fair value of derivative warrant liabilities on the accompanying statement of operations.

The change in the level 3 fair value of the derivative warrant liabilities for the three and six months ended June 30, 2021 is summarized as follows:

Warrant liabilities at December 31, 2020	$16,698,635
Change in fair value of warrant liabilities	(11,150,880)
Transfer to level 1	(3,277,500)

Warrant liabilities at March 31, 2021	$2,270,255
Change in fair value of warrant liabilities	899,140

Warrant liabilities at June 30, 2021	$3,169,395

The estimated fair value of the Public Warrants, prior to being traded in an active market, and of the Private Placement Warrants is determined using Level 3 inputs. Inherent in a Monte Carlo simulation are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its Common Stock based on historical volatility of select peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

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Pursuant to 17 C.F.R. Section 200.83

The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:

	As of June 30, 2021	As of December 31, 2020
Strike price	$11.50	$11.50
Contractual term (years)	5.0	5.8
Volatility	6.00%	10.00%
Risk-free interest rate	1.00%	0.48%
Dividend yield (per share)	0.0%	0.0%

Note 9 — Subsequent Events

The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Blue Water Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Blue Water Acquisition Corp. (the “Company”) as of December 31, 2020, the related statements of operations, changes in stockholders’ equity and cash flows for the period from May 22, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from May 22, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company’s anticipated cash requirements in the next twelve months raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2020.

New York, NY

May 6, 2021

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BLUE WATER ACQUISITION CORP.

BALANCE SHEET

December 31, 2020

Assets:
Current assets
Cash	$655,371
Prepaid expenses	168,141

Total Current Assets	823,512
Investments held in Trust Account	58,650,048

Total Assets	$59,473,560

Liabilities and Stockholders’ Equity:
Current liabilities:
Accounts payable	$178,645
Accrued expenses	70,000
Accrued taxes	172,200

Total current liabilities	420,845
Deferred underwriting commissions	2,012,500

Derivative warrant liabilities	16,698,635

Total Liabilities	19,131,980

Commitments and Contingencies
Class A common stock, $0.0001 par value; 3,464,860 shares subject to possible redemption at $10.20 per share	35,341,572

Stockholders’ Equity:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 50,000,000 shares authorized; 2,342,640 shares issued and outstanding (excluding 3,464,860 shares subject to possible redemption)	234
Class B common stock, $0.0001 par value; 2,000,000 shares authorized; 1,437,500 shares issued and outstanding	144
Additional paid-in capital	9,717,651
Accumulated deficit	(4,718,021)

Total stockholders’ equity	5,000,008

Total Liabilities and Stockholders’ Equity	$59,473,560

The accompanying notes are an integral part of these financial statements.

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BLUE WATER ACQUISITION CORP.

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM MAY 22, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

General and administrative expenses	$2,978,263
Other taxes	172,200

Loss from operations	(3,150,463)
Gain on marketable securities held in Trust Account	48
Issuance costs – warrant liabilities	(645,776)
Change in fair value of derivative warrant liabilities	(921,830)

Net loss available to Sponsor	$(4,718,021)

Weighted average shares outstanding of common stock subject to redemption, basic and diluted	3,556,309

Basic and diluted net income per share, common stock subject to redemption	$—

Weighted average shares outstanding of common stock, basic and diluted	1,447,732

Basic and diluted net loss available to Sponsor per share, common stock	$(3.26)

The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

BLUE WATER ACQUISITION CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE PERIOD FROM MAY 22, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

	Common Stock				Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Equity
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance – May 22, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to related party	—	—	1,437,500	144	24,856	—	25,000
Sale of units in initial public offering, gross	5,750,000	575	—	—	48,029,425	—	48,093,000
Offering costs	—	—	—	—	(3,058,399)	—	(3,058,399)
Issuance of Class A common stock to the underwriters	57,500	6	—	—	(6)	—	—
Common stock subject to possible redemption	(3,464,860)	(347)	—	—	(35,341,225)	—	(35,341,572)
Net loss	—	—	—	—	—	(4,718,021)	(4,718,021)

Balance – December 31, 2020	2,342,640	$234	1,437,500	$144	$9,717,651	$(4,718,021)	$5,000,008

The accompanying notes are an integral part of these financial statements.

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Pursuant to 17 C.F.R. Section 200.83

BLUE WATER ACQUISITION CORP.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM MAY 22, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020

Cash Flows from Operating Activities:
Net loss	$(4,718,021)
Adjustments to reconcile net loss to net cash used in operating activities:
General and administrative expenses paid by related party through note payable	36,280
Compensation cost from issuance of derivative warrant liabilities – private warrants	2,924,805
Gain on marketable securities held in Trust Account	(48)
Change in fair value of derivative warrant liabilities	921,830
Issuance costs – warrant liabilities	645,776
Changes in operating assets and liabilities:
Prepaid expenses	(168,141)
Accounts payable	157,210
Accrued taxes	172,200

Net cash used in operating activities	(28,109)

Cash Flows from Investing Activities
Cash deposited in Trust Account	(58,650,000)

Net cash used in investing activities	(58,650,000)

Cash Flows from Financing Activities:
Repayment of note payable to related party	(157,480)
Proceeds received from initial public offering, gross	57,500,000
Proceeds received from private placement	3,445,000
Offering costs paid	(1,454,040)

Net cash provided by financing activities	59,333,480

Net increase in cash	655,371
Cash – beginning of the period	—

Cash – end of the period	$655,371

Supplemental disclosure of noncash activities:
Offering costs paid by related party in exchange for issuance of Class B common stock	$25,000
Offering costs included in accounts payable	$21,435
Offering costs included in accrued expenses	$70,000
Offering costs paid by related party through note payable	$121,200
Deferred underwriting commissions in connection with the initial public offering	$2,012,500
Initial value of common stock subject to possible redemption	$36,340,978
Change in value of common stock subject to possible redemption	$(999,406)
Issuance of Class A common stock to the underwriters	$6

The accompanying notes are an integral part of these financial statements.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

BLUE WATER ACQUISITION CORP.

NOTES TO THESE FINANCIAL STATEMENTS

Note 1 — Description of Organization, Business Operations and Basis of Presentation

Blue Water Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on May 22, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of December 31, 2020, the Company had not commenced any operations. All activity for the period from May 22, 2020 (inception) through December 31, 2020 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

The Company’s sponsor is Blue Water Sponsor LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on December 15, 2020. On December 17, 2020, the Company consummated its Initial Public Offering of 5,750,000 units (the “Units” and, with respect to the Class A common stock included in the Units being offered, the “Public Shares”), including 750,000 additional Units to cover over-allotments (the “Over-Allotment Units”), at $10.00 per Unit, generating gross proceeds of $57.5 million, and incurring offering costs of approximately $3.7 million, of which approximately $2.0 million was for deferred underwriting commissions (Note 5).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 3,445,000 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants”) at a price of $1.00 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $3.4 million (Note 4).

Upon the closing of the Initial Public Offering and the Private Placement, approximately $58.7 million ($10.20 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement was held in a trust account (“Trust Account”) located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and will be invested only in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act 1940, as amended (the “Investment Company Act”), which invest only in direct U.S. government treasury obligations, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable and interest previously released for working capital purposes on the income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

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Pursuant to 17 C.F.R. Section 200.83

The Company will provide the holders (the “Public Stockholders”) of the Public Shares with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially anticipated to be $10.20 per Public Share). The per-share amount to be distributed to Public Stockholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 5). These Public Shares are recorded at a redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company will not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the initial stockholders (as defined below) agreed to vote their Founder Shares (as defined below in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the initial stockholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

The Certificate of Incorporation provided that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor and the Company’s officers and directors (the “initial stockholders”) agreed not to propose an amendment to the Certificate of Incorporation to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company will have up to 12 months from the closing of the Initial Public Offering, or December 17, 2021, (or up to 18 months from the consummation of the Initial Public Offering, or June 17, 2022, if the Company extends the period of time to consummate a Business Combination) (the “Combination Period”) to complete a Business Combination. In order to extend the time available for the Company to consummate a Business Combination, the Sponsor or its affiliate or designees must deposit into the Trust Account $575,000 ($0.10 per Public Share), on or prior to the date of the applicable deadline, for each three-month extension.

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Trust Account and not previously released to the Company for working capital purposes or to pay its taxes (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The initial stockholders agreed to waive their rights to liquidating distributions from the Trust Account with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the initial stockholders acquire Public Shares in or after the Initial Public Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to the deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.20. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or business combination agreement (a “Target”), reduce the amount of funds in the Trust Account to below the lesser of (i) $10.20 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) not will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Going Concern

As of December 31, 2020, the Company had approximately $655,000 in cash, and working capital of approximately $575,000.

The Company’s liquidity needs prior to the consummation of the Initial Public Offering were satisfied through the payment $25,000 from the Sponsor to cover certain offering costs on behalf of the Company in exchange for issuance of the Founders Shares (as defined in Note 4), and a loan from the Sponsor of approximately $157,000 under the Note (as defined in Note 4). The Company repaid the Note in full on December 17, 2020. Subsequent to the consummation of the Initial Public Offering, the Company’s liquidity has been satisfied through the net proceeds from the consummation of the Initial Public Offering and the Private Placement held outside of the Trust Account.

In connection with the Company’s assessment of going concern considerations in accordance with FASB ASC Topic 205-40, “Basis of Presentation — Going Concern,” management has determined that the anticipated cash requirements in the next twelve months raise substantial about the Company’s ability to continue as a going concern until the earlier of the consummation of the Business Combination or the date the Company is required to liquidate, June 17, 2022. The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

COVID-19 Impact

Management is currently evaluating the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Note 2 — Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020 in its operating cash account.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Investments Held in Trust Account

Upon the closing of the Initial Public Offering and the Private Placement, $58.7 million of the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement were placed in the Trust Account and invested in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. All of the Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in net gain on investments, dividends and interest held in Trust Account in the accompanying statement of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage limit of $250,000, and investments held in Trust Account. As of December 31, 2020, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

As of December 31, 2020, the carrying values of cash, prepaid expenses, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of the instruments. As of December 31, 2020, the Company’s portfolio of investments held in the Trust Account is comprised entirely of investments in money market funds that invest in U.S. government securities.

Derivative warrant liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are liabilities, derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815 Derivatives and Hedging, ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Company accounts for its 9,195,000 common stock warrants issued in connection with its Initial Public Offering (5,750,000) and Private Placement (3,445,000) as derivative warrant liabilities in accordance with ASC 815-40. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s statement of operations. The fair value of warrants issued by the Company in connection with the Public Offering and Private Placement has been estimated using Monte-Carlo simulations at each measurement date

Offering Costs Associated with the Initial Public Offering

Offering costs consist of legal, accounting, underwriting fees and other costs incurred that were directly related to the Initial Public Offering and were charged to stockholders’ equity or written off to the statement of operations upon the completion of the Initial Public Offering. The portion of the offering costs related to the issuance of the public and private warrants was written off to the statement of operations as a financing costs — warrant liabilities.

Class A Common Stock Subject to Possible Redemption

The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in FASB ASC Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption (if any) is classified as liability instruments and are measured at fair value. Conditionally redeemable Class A common stock (including Class A common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, Class A common stock is classified as stockholders’ equity. The Company’s Class A common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, at December 31, 2020, 3,464,860 shares of Class A common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2020, the Company has aggregate deferred tax assets of approximately $898,000 and has recognized a full valuation allowance against the deferred tax assets.

FASB ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2020. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net Loss Per Ordinary Share

Net income (loss) per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. The Company has not considered the effect of the warrants sold

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

in the Public Offering and Private Placement to purchase an aggregate of 9,195,000 shares in the calculation of diluted loss per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be ant- dilutive.

The Company’s statement of operations includes a presentation of income (loss) per share for Redeemable Class A Common Stock in a manner similar to the two-class method of income (loss) per share. Net income per common share, basic and diluted, for Redeemable Class A Common Stock is calculated by dividing the proportionate share of income or loss on marketable securities held by the Trust Account, net of applicable franchise and income taxes, by the weighted average number of Common stock subject to possible redemption outstanding since original issuance.

Net loss per share, basic and diluted, for Non-Redeemable Class A and Class B Common Stock is calculated by dividing the net loss, adjusted for income or loss on marketable securities attributable to Redeemable Class A Common Stock, by the weighted average number of non-redeemable common stock outstanding for the period.

Non-Redeemable Class A and Class B Common Stock includes Founder Shares and non-redeemable shares of common stock as these shares do not have any redemption features. Non-Redeemable Class A and Class B Common Stock participates in the income or loss on marketable securities based on non-redeemable common stock shares’ proportionate interest.

Accordingly, basic and diluted loss per common share is calculated as follows for the period from May 22, 2020 (inception) through December 31, 2020:

For The Period From May 22, 2020 (Inception) Through December 31, 2020
Class A Common stock subject to possible redemption
Numerator: Earnings allocable to Common stock subject to possible redemption
Income from investments held in Trust Account	$29
Less: Company’s portion available to be withdrawn to pay taxes	(29)

Net income attributable	$—

Denominator: Weighted average Class A common stock subject to possible redemption
Basic and diluted weighted average shares outstanding	3,556,309

Basic and diluted net income per share	$—

Non-Redeemable Common Stock
Numerator: Net Loss minus Net Earnings
Net loss	$(4,718,021)
Net income allocable to Class A common stock subject to possible redemption	—

Non-redeemable net loss	$(4,718,021)

Denominator: weighted average Non-redeemable common stock
Basic and diluted weighted average shares outstanding, Non-redeemable common stock	1,447,732

Basic and diluted net loss per share, Non-redeemable common stock	$(3.26)

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

On December 17, 2020, the Company consummated its Initial Public Offering of 5,750,000 Units, including 750,000 Over-Allotment Units, at $10.00 per Unit, generating gross proceeds of $57.5 million, and incurring offering costs of approximately $3.7 million, of which approximately $2.0 million was for deferred underwriting commissions.

Each Unit consists of one share of Class A common stock, and one redeemable warrant (each, a “Public Warrant”). Each Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 6).

Note 4 — Related Party Transactions

Founder Shares

On June 30, 2020, the Sponsor purchased 1,437,500 shares of the Company’s Class B common stock, par value $0.0001 per share, (the “Founder Shares”) for an aggregate price of $25,000. The initial stockholders agreed to forfeit up to 187,500 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriters, so that the Founder Shares would represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering (excluding the Representative Shares as defined below). The underwriter exercised its over-allotment option in full on December 17, 2020; thus, the 187,500 Founder Shares were no longer subject to forfeiture.

The initial stockholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) 180 days after the completion of the initial Business Combination or (B) subsequent to the initial Business Combination, the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Public Stockholders having the right to exchange their shares of common stock for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of our initial stockholders with respect to any Founder Shares.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 3,445,000 Private Placement Warrants at a price of $1.00 per Private Placement Warrant to the Sponsor, generating proceeds of approximately $3.4 million. The initial fair value of the Private Placement Warrants was estimated to be $1.849 per warrant, determined using a binomial Monte-Carlo simulation. Key inputs to the simulation are disclosed in Note 9, below. The excess initial fair value of $0.849 per warrant above the Sponsor’s purchase price aggregated approximately $2.9 million, which was attributed as one-time compensation to the Sponsor and recognized in general and administrative expenses in the statement of operations.

Each Private Placement Warrant is exercisable for one share of Class A common stock at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Warrants will expire worthless. The Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or their permitted transferees.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until the completion of the initial Business Combination.

Related Party Loans

On June 30, 2020, as amended on October 20, 2020, an affiliate of the Sponsor agreed to loan the Company an aggregate of up to $300,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable upon the completion of the Initial Public Offering. The Company borrowed approximately $157,000 under the Note and fully repaid the Note on December 17, 2020.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination or, at the lenders’ discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $1.00 per warrant. The warrants would be identical to the Private Placement Warrants. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. To date, the Company had no borrowings under the Working Capital Loans.

As discussed in Note 1, the Company may extend the period of time to consummate a Business Combination up to two times, each by an additional three months (for a total of 18 months to complete a Business Combination). In order to extend the time available for the Company to consummate a Business Combination, the Sponsor or its affiliates or designees must deposit into the Trust Account $500,000, or $575,000 if the underwriters’ over-allotment option is exercised in full ($0.10 per Public Share in either case), on or prior to the date of the applicable deadline, for each three-month extension (each, an “Extension Loan”). Any such payments would be made in the form of a non-interest bearing, unsecured promissory note. Such notes would either be paid upon consummation of a Business Combination, or, at the relevant insiders’ discretion, converted upon consummation of a Business Combination into additional Private Warrants at a price of $1.00 per Private Placement Warrant. The Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for the Company to complete a Business Combination.

Administrative Services Agreement

Commencing on the date that the Company’s securities were first listed on Nasdaq until the earlier of the Company’s consummation of a Business Combination or the Company’s liquidation, the Company agreed to pay the Sponsor a total of $10,000 per month for office space, administrative and support services.

Note 5 — Commitments & Contingencies

Registration Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and Extension Loans, if any, (and any shares of Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and Extension Loans and upon conversion of the Founder Shares) were entitled to registration rights pursuant to a registration rights agreement signed upon the consummation of the Initial Public Offering. These holders were entitled to certain demand and “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Underwriting Agreement

The underwriters were entitled to underwriting discounts of: (i) two percent (2.0%) of the gross proceeds of the Initial Public Offering, or approximately $1.2 million in the aggregate, paid upon the closing of the Initial Public Offering; (ii) one percent (1.0%) of the gross proceeds of the Initial Public Offering issued in the form of Class A common stock (the “Representative Shares”), or 57,500 Class A common stock, at the closing of the Initial Public Offering; (iii) upon the consummation of a Business Combination, a deferred underwriting discount of three and a half percent (3.5%) of the gross proceeds of the Initial Public Offering, or approximately $2.0 million in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Right of First Refusal

The Company granted the underwriters a right of first refusal to act as lead-left book running manager for any and all future private or public equity, equity-linked, convertible and debt offerings as well as exclusive strategic advisor in connection with any subsequent merger or acquisition during such period, or any successor to or any subsidiary of the Company for a period of 16 months from the closing of a Business Combination.

Note 6 — Derivative Warrant Liabilities

The Public Warrants will become exercisable on the later of (a) the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its best efforts to file with the SEC and have an effective registration statement covering the shares of Class A common stock issuable upon exercise of the warrants and to maintain a current prospectus relating to those shares of Class A common stock until the warrants expire or are redeemed. If a registration statement covering the Class A common stock issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s shares of Class A common stock are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Class A common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the shares of Class A common stock issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be non-redeemable so long as they are held by the Sponsor or their permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Once the warrants become exercisable, the Company may redeem the outstanding warrants for cash (except as described herein with respect to the Private Placement Warrants):

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if and only if, the last sale price of Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

In no event will the Company be required to net cash settle any warrant. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

Note 7 — Stockholders’ Equity

Class A Common Stock — The Company is authorized to issue 50,000,000 shares of Class A common stock with a par value of $0.0001 per share. As of December 31, 2020, there were 5,807,500 shares of Class A common stock issued or outstanding, including 3,464,860 shares of Class A common stock subject to possible redemption, respectively.

Class B Common Stock — The Company is authorized to issue 2,000,000 shares of Class B common stock with a par value of $0.0001 per share. On June 30, 2020, the Company issued 1,437,500 shares of Class B common stock to the Sponsor. Of these, up to 187,500 shares of Class B common stock were subject to forfeiture to the Company by the initial stockholders for no consideration to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the initial stockholders would collectively own 20% of the Company’s issued and outstanding common stock after the Initial Public Offering (excluding the Representative Shares). The underwriter exercised its over-allotment option in full on December 17, 2020; thus, the 187,500 Founder Shares were no longer subject to forfeiture.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Holders of record of the Class A common stock and holders of record of the Class B common stock will vote together as a single class on all matters submitted to a vote of the stockholders, with each share of common stock entitling the holder to one vote except as required by law.

The Class B common stock will automatically convert into Class A common stock at the closing of the initial Business Combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional shares of Class A common stock or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the Initial Public Offering, plus the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding the Representative Shares and any shares of Class A common stock or equity-linked securities exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in the initial Business Combination and any private placement-equivalent warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of Founder Shares will never occur on a less than one for one basis.

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2020, there were no shares of preferred stock issued or outstanding.

Note 8 — Income Taxes

The Company’s taxable income primarily consists of interest income on the Trust Account. The Company’s general and administrative expenses are generally considered start-up costs and are not currently deductible. There was no income tax expense for the period from May 22, 2020 (inception) through December 31, 2020.

The income tax provision (benefit) consists of the following for the period from May 22, 2020 (inception) through December 31, 2020:

Current
Federal	$—
State	—
Deferred
Federal	(661,587)
State	(236,281)
Valuation allowance	897,868

Income tax provision	$—

The Company’s net deferred tax assets are as follows as of December 31, 2020:

Deferred tax assets:
Start-up/Organization costs	$848,805
Net operating loss carryforwards	49,063

Total deferred tax assets	897,868
Valuation allowance	(897,868)

Deferred tax asset, net of allowance	$—

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, Management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2020, the change in the valuation allowance was approximately $898,000.

As of December 31, 2020, the Company had approximately $172,000 of U.S. federal and State net operating loss carryovers available to offset future taxable income. The federal net operating losses do not expire, while the state net operating losses will expire in 2041.

There were no unrecognized tax benefits as of December 31, 2020. No amounts were accrued for the payment of interest and penalties at December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

A reconciliation of the statutory federal income tax rate (benefit) to the Company’s effective tax rate is as follows for the period from May 22, 2020 (inception) through December 31, 2020:

Statutory Federal income tax rate	21.0%
State income taxes	7.5%
Change in fair value of warrants	(4.1)%
Issuance costs – warrants	(2.9)%
Change in Valuation Allowance	(21.5)%

Income Taxes Benefit	0.0%

Note 9 — Fair Value Measurements

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2020 and indicates the fair value hierarchy of the valuation techniques that the Company utilized to determine such fair value:

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account	$58,650,048	$—	$—
Liabilities:
Warrant Liabilities – public warrants	$10,005,000	$—	$—
Warrant Liabilities – private warrants	$—	$—	$6,693,635

Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period. There were no transfers between levels for the period from May 22, 2020 (inception) through December 31, 2020.

The Company utilizes a binomial Monte-Carlo simulation to estimate the fair value of the warrants at each reporting period, with changes in fair value recognized in the statement of operations. The Company recognized $15,776,805 for the derivative warrant liabilities upon their issuance on December 17, 2020. For the period from

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

May 22, 2020 (inception) through December 31, 2020, the Company recognized a charge to the statement of operations resulting from an increase in the fair value of liabilities of $922,000 presented as change in fair value of derivative warrant liabilities on the accompanying statement of operations. As a result of the fair value of the private warrants exceeding the value that the Sponsor paid for the warrants, the Company recognized compensation costs of $2,924,805 which is included in general and administrative expenses in the statement of operations.

The change in the fair value of the derivative warrant liabilities from May 22, 2020 (inception) through December 31, 2020 is summarized as follows:

Warrant liabilities at May 22, 2020	$—
Issuance of Public and Private warrants	15,776,805
Change in fair value of warrant liabilities	921,830

Warrant liabilities at December 31, 2020	$16,698,635

The estimated fair value of the derivative warrant liabilities is determined using Level 3 inputs. Inherent in a Monte Carlo simulation are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock based on historical volatility of select peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs as their measurement dates:

	As of December 17, 2020	As of December 31, 2020
Exercise price	$11.50	$11.50
Contractual term (years)	5.9	$5.8
Volatility	10.00%	10.00%
Risk-free interest rate	0.50%	0.48%
Dividend yield (per share)	0.0%	$0.0%

Note 10 — Revision to Prior Period Financial Statements

During the course of preparing the annual report on Form 10-K for the period from May 22, 2020 (inception) through December 31, 2020, the Company identified a misstatement in its misapplication of accounting guidance related to the Company’s warrants in the Company’s previously issued audited balance sheet dated December 17, 2020, filed on Form 8-K on December 23, 2020 (the “Post-IPO Balance Sheet”).

On April 12, 2021, the staff of the Securities and Exchange Commission (the “SEC Staff”) issued a public statement entitled “Staff Statement on Accounting and Reporting Considerations for Warrants issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Staff Statement”). In the SEC Staff Statement, the SEC Staff expressed its view that certain terms and conditions common to SPAC warrants may require the warrants to be classified as liabilities on the SPAC’s balance sheet as opposed to equity. Since their issuance on December 17, 2020, the Company’s warrants have been accounted for as equity within the Company’s previously reported balance sheets. After discussion and evaluation, including with the Company’s independent registered public accounting firm and the Company’s audit committee, management concluded that the warrants should be presented as liabilities with subsequent fair value remeasurement.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Warrants were reflected as a component of equity in the Post-IPO Balance Sheet as opposed to liabilities on the balance sheet, based on the Company’s application of FASB ASC Topic 815-40, Derivatives and Hedging, Contracts in Entity’s Own Equity (“ASC 815-40). The views expressed in the SEC Staff Statement were not consistent with the Company’s historical interpretation of the specific provisions within its warrant agreement and the Company’s application of ASC 815-40 to the warrant agreement. The Company reassessed its accounting for Warrants issued on December 17, 2020, in light of the SEC Staff’s published views. Based on this reassessment, management determined that the Warrants should be classified as liabilities measured at fair value upon issuance, with subsequent changes in fair value reported in the Company Statement of Operations each reporting period.

The Company concluded that the misstatement was not material to the Post-IPO Balance Sheet and the misstatement had no material impact to any prior interim period. The effect of the revisions to the Post-IPO Balance Sheet is as follows:

	As of December 17, 2020
	As Previously Reported	Restatement Adjustment	As Restated
Balance Sheet
Total assets	$59,328,581	$—	$59,328,581

Liabilities and stockholders’ equity
Total current liabilities	$198,291	$—	$198,291
Deferred underwriting commissions	2,012,500		2,012,500
Derivative warrant liabilities	—	15,776,805	15,776,805

Total liabilities	2,210,791	15,776,805	17,987,596
Class A common stock, $0.0001 par value; shares subject to possible redemption	52,117,783	(15,776,805)	36,340,978
Stockholders’ equity
Preferred stock – $0.0001 par value	—	—	—
Class A common stock – $0.0001 par value	69	148	217
Class B common stock – $0.0001 par value	144	—	144
Additional paid-in-capital	5,147,829	3,570,433	8,718,262
Accumulated deficit	(148,035)	(3,570,581)	(3,718,616)

Total stockholders’ equity	5,000,007	—	5,000,007

Total liabilities and stockholders’ equity	$59,328,581	$—	$59,328,581

Note 11 — Subsequent Events

On April 27, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Blue Water Merger Sub Corp., a Delaware corporation (the “Merger Sub”) and wholly-owned subsidiary of the Company, and Clarus Therapeutics, Inc. a Delaware corporation (“Clarus”).

Management has evaluated subsequent events to determine if events or transactions occurring through May 6, 2021, the date the financial statements were available for issuance, require potential adjustment to or disclosure in the financial statements and has concluded that all such events that would require recognition or disclosure have been recognized or disclosed, including the Merger Agreement referenced above.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CLARUS THERAPEUTICS, INC.

Condensed Balance Sheets

Unaudited

(in thousands, except share and per share data)

	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$10,278	$7,233
Accounts receivable, net	6,229	4,400
Inventory, net	9,761	5,857
Prepaid expenses and other current assets	1,985	1,846

Total current assets	28,253	19,336
Property and equipment, net	73	64

Total assets	$28,326	$19,400

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities:
Senior notes payable	$51,297	$41,902
Accounts payable	13,463	12,107
Accrued expenses	11,002	4,631
Deferred revenue	1,048	1,172

Total current liabilities	76,810	59,812
Convertible notes payable to related parties	98,130	77,911
Royalty obligation	10,802	9,262

Total liabilities	185,742	146,985
Commitments and contingencies (See Note 12)
Redeemable convertible preferred stock, $0.001 par value, 53,340,636 shares authorized at June 30, 2021 and December 31, 2020; 35,537,077 and 36,756,498 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	197,463	198,195
Stockholders’ deficit:
Common stock $0.001 par value; 56,593,539 shares authorized at June 30, 2021 and December 31, 2020; 3,500,848 and 870,263 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	3	1
Additional paid-in capital	4,443	—
Accumulated deficit	(359,325)	(325,781)

Total stockholders’ deficit	(354,879)	(325,780)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$28,326	$19,400

The accompanying notes are an integral part of these unaudited condensed financial statements.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CLARUS THERAPEUTICS, INC.

Condensed Statements of Operations

Unaudited

(in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net product revenue	$2,779	$822	$5,109	$1,719
Cost of product sales	554	103	921	8,071

Gross profit (loss)	2,225	719	4,188	(6,352)
Operating expenses:
Sales and marketing	9,530	9,875	17,467	14,824
General and administrative	5,327	2,012	8,932	5,221
Research and development	606	429	1,817	1,381

Total operating expenses	15,463	12,316	28,216	21,426

Loss from operations	(13,238)	(11,597)	(24,028)	(27,778)
Other (expense) income, net:
Change in fair value of warrant liability and derivative, net	—	26,462	—	32,915
Interest income	—	9	—	23
Interest expense	(4,877)	(4,319)	(9,517)	(6,499)

Total other (expense) income, net	(4,877)	22,152	(9,517)	26,439

Net (loss) income before income taxes	(18,115)	10,555	(33,545)	(1,339)
Provision for income taxes	—	—	—	—

Net (loss) income	$(18,115)	$10,555	$(33,545)	$(1,339)

Net (loss) income attributable to common stockholders, basic (Note 13)	$(21,913)	$200	$(41,282)	$(8,680)

Net loss attributable to common stockholders, diluted (Note 13)	$(21,913)	$(24,221)	$(41,282)	$(8,680)

Net (loss) income per common share attributable to common stockholders, basic (Note 13)	$(6.26)	$0.23	$(17.12)	$(9.97)

Net loss per common share attributable to common stockholders, diluted (Note 13)	$(6.26)	$(1.39)	$(17.12)	$(9.97)

Weighted-average common shares used in net (loss) income per share attributable to common stockholders, basic (Note 13)	3,500,848	870,263	2,410,827	870,263

Weighted-average common shares used in net loss per share attributable to common stockholders, diluted (Note 13)	3,500,848	17,417,776	2,410,827	870,263

The accompanying notes are an integral part of these unaudited condensed financial statements.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CLARUS THERAPEUTICS, INC.

Condensed Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Unaudited

(in thousands, except share and per share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2020	36,756,498	$198,195	870,263	$1	$—	$(325,781)	$(325,780)
Conversion of convertible notes payable into Series D redeemable convertible preferred stock	747,451	3,360	—	—	—	—	—
Conversion of Series D redeemable convertible preferred stock into common stock	(1,966,872)	(11,829)	2,630,585	2	11,827	—	11,829
Accretion of redeemable convertible preferred stock to redemption value	—	3,939	—	—	(3,939)	—	(3,939)
Stock-based compensation	—	—	—	—	176	—	176
Net loss	—	—	—	—	—	(15,429)	(15,429)

Balance at March 31, 2021	35,537,077	$193,665	3,500,848	$3	$8,064	$(341,210)	$(333,143)
Accretion of redeemable convertible preferred stock to redemption value	—	3,798	—	—	(3,798)	—	(3,798)
Stock-based compensation	—	—	—	—	177	—	177
Net loss	—	—	—	—	—	(18,115)	(18,115)

Balance at June 30, 2021	35,537,077	$197,463	3,500,848	3	$4,443	$(359,325)	$(354,879)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2019	36,756,498	$183,513	870,263	$1	$—	$(316,269)	$(316,268)
Accretion of redeemable convertible preferred stock to redemption value	—	3,671	—	—	(74)	(3,597)	(3,671)
Stock-based compensation	—	—	—	—	74	—	74
Net loss	—	—	—	—	—	(11,894)	(11,894)

Balance at March 31, 2020	36,756,498	$187,184	870,263	$1	$—	$(331,760)	$(331,759)
Accretion of redeemable convertible preferred stock to redemption value	—	3,670	—	—	(70)	(3,600)	(3,670)
Stock-based compensation	—	—	—	—	70	—	70
Net income	—	—	—	—	—	10,555	10,555

Balance at June 30, 2020	36,756,498	$190,854	870,263	$1	$—	$(324,805)	$(324,804)

The accompanying notes are an integral part of these unaudited condensed financial statements.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CLARUS THERAPEUTICS, INC.

Condensed Statements of Cash Flows

Unaudited

(in thousands, except share and per share data)

	Six Months Ended June 30,
	2021	2020
Operating activities
Net loss	$(33,545)	$(1,339)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash interest expense related to debt financing and royalty obligation	6,392	6,499
Settlement of interest with payment-in-kind note	3,125	—
Change in fair value of warrant liability	—	(449)
Change in fair value of derivative liability	—	(32,466)
Stock-based compensation expense	353	144
Depreciation	12	9
Changes in operating assets and liabilities:
Accounts receivable	(1,828)	(970)
Inventory	(3,903)	2,815
Prepaid expenses and other current assets	(142)	(3,745)
Accounts payable	1,357	2,293
Accrued expenses	6,369	3,640
Deferred revenue	(125)	210

Net cash used in operating activities	(21,935)	(23,359)
Investing activities
Purchases of property and equipment	(20)	(60)

Net cash used in investing activities	(20)	(60)
Financing activities
Proceeds from issuance of convertible notes payable	20,000	1,611
Proceeds from issuance of senior notes payable	5,000	49,125
Proceeds from PPP loan	—	500
Repayment of PPP loan	—	(500)
Debt issuance costs	—	(3,516)

Net cash provided by financing activities	25,000	47,220
Net increase in cash and cash equivalents	3,045	23,801
Cash and cash equivalents — beginning of period	7,233	1,656

Cash and cash equivalents — end of period	$10,278	$25,457

Supplemental disclosure of non-cash investing and financing activities:
Conversion of convertible notes payable into Series D redeemable convertible preferred stock	$3,360	$—

Conversion of Series D redeemable convertible preferred stock into common stock	$11,829	$—

Accretion of redeemable convertible preferred stock to redemption value, including dividends on preferred stock	$7,737	$7,341

The accompanying notes are an integral part of these unaudited condensed financial statements.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CLARUS THERAPEUTICS, INC.

Notes to Condensed Financial Statements

Unaudited

1. Organization and Description of Business Operations

Clarus Therapeutics, Inc. (the “Company” or “Clarus”) is a specialty pharmaceutical company focused on the commercialization of JATENZO, the first and only oral testosterone (“T”) replacement, or testosterone replacement therapy (“TRT”), of its kind approved by the U.S. Food and Drug Administration, or FDA. The FDA completed its review of the Company’s New Drug Application and approved JATENZO for marketing on March 27, 2019. The Company commercially launched JATENZO on February 10, 2020. JATENZO is the Company’s sole source of revenue and sales are exclusively within the United States. Management remains committed to the product’s commercial success. The Company was founded in 2004 and is located and headquartered in Northbrook, Illinois.

The Company is subject to risks and uncertainties associated with any pharmaceutical company that is transitioning from the development to commercial stage. Since inception, the Company has incurred substantial operating losses due to substantial product development and commercialization expenditures. In addition, the Company operates in an environment of rapid technological change and is largely dependent on the services of its employees and consultants. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales of JATENZO, is cash flow positive from operations, or enters into cash flow positive business development transactions.

The Company’s U.S. patent portfolio on JATENZO currently includes five issued patents. The issued U.S. patents contain claims to both pharmaceutical compositions and methods of treatment using the Company’s proprietary pharmaceutical composition and all are listed in the FDA Orange Book: Approved Drug Products with Therapeutic Equivalence Evaluations. In addition, the Company has several patent applications pending in the United States and other countries that, if issued, will cover pharmaceutical compositions, methods of treatment and other features of JATENZO, and have the potential to extend patent coverage beyond 2030.

Merger

On September 9, 2021 (the “Closing Date”), Blue Water Acquisition Corp. (“Blue Water”, or “BLUW”), a Delaware corporation and Special Purpose Acquisition Company (“SPAC”) and Blue Water Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Blue Water (“Merger Sub”), consummated the previously announced merger, dated as of April 27, 2021, with Clarus Therapeutics, Inc., a Delaware corporation (“Clarus”), pursuant to which, subject to the terms and conditions set forth in the Merger Agreement, the Merger Sub merged with and into Clarus, with Clarus surviving as a wholly-owned subsidiary of Blue Water, and with Clarus’s equity holders and convertible debt holders equity interests converted into the right to receive shares of New Blue Water common stock or else be canceled, retired and terminated without consideration, as provided in the Merger Agreement. Upon the consummation of the Business Combination, Blue Water changed its name to “Clarus Therapeutics Holdings, Inc.”

In connection with the Merger, the Company’s convertible noteholders and senior secured noteholders provided $25.0 million in additional capital to the Company following the announcement of the merger. All such proceeds plus accrued interest converted to shares of Combined Entity common stock at a price of $10.00 per share at the Closing Date, resulting in 2,558,705 shares issued. As of June 30, 2021 the Company had received $17.8 million of the $25.0 million in additional capital through the issuance of convertible notes and indenture notes (Note 6, Debt). The remaining additional capital of $25.0 million was received by the Company prior to the Closing Date. Together with Blue Water’s cash resources and additional capital, the Company received gross proceeds from the Merger (not including the $25.0 million of additional capital) of approximately $25.3 million.

At the effective time of the Merger (the “Effective Time”), shares of Clarus’s redeemable convertible Series D Preferred Stock issued and outstanding and all principal and accrued interest under the Company’s

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Series D convertible notes and Clarus’ outstanding warrants immediately prior to the Effective Time converted into 13,431,889 shares of the combined Company’s common stock. Additionally, $10.0 million of debt related to the Company’s senior secured notes including certain royalty rights was exchanged for an aggregate 1,905,000 shares of the combined Company’s common stock (which included 135,000 shares from the Sponsor pursuant to a share allocation agreement). All unexpired, outstanding Series D Warrants remain outstanding and became exercisable shares of common stock of the surviving entity, subject to adjustment in accordance with the exchange ratio

All other series of preferred stock, common stock and stock options were cancelled and extinguished upon completion of the Merger. In addition, Clarus’s existing equity incentive plans were terminated.

Liquidity and Going Concern

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the condensed financial statements are issued.

Since its inception, the Company has devoted substantially all its efforts to business planning, clinical development, commercial planning and raising capital. The Company has incurred losses since inception and has an accumulated deficit of $359.3 million as of June 30, 2021, including $101.7 million of cumulative accretion on the Series A Redeemable Convertible Preferred Stock (“Series A Preferred Stock”), the Series B Redeemable Convertible Preferred Stock (“Series B Preferred Stock”), the Series C Redeemable Convertible Preferred Stock (“Series C Preferred Stock”) and the Series D Redeemable Convertible Preferred Stock (“Series D Preferred Stock”), collectively, Preferred Stock, and $99.0 million of cumulative non-cash interest related to previously issued convertible debt. The Company is also in forbearance and default on its March 12, 2020 senior secured notes as it was unable to maintain at least $10.0 million in cash and cash equivalents as of the last day of each calendar month beginning December 2020 and was unable to pay the required $3.1 million interest payment due in March 2021.

In addition to the consummation of the SPAC merger and the related investment, the Company plans to seek additional funding through the expansion of its commercial efforts to grow JATENZO and its operating cash flow, business development efforts to out-license JATENZO internationally, equity financings, debt financings such as the secured notes described in Note 6, Debt, or other capital sources including collaborations with other companies or other strategic arrangements with third parties. There can be no assurance that these future financing efforts will be successful.

If the Company is unable to obtain funding or generate operating cash flow, the Company will be forced to delay, reduce or eliminate some or all of its product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.

Based on its recurring losses from operations incurred since inception, expectation of continuing operating losses for the foreseeable future, and need to raise additional capital to finance its future operations, as of the issuance date of the condensed financial statements for the six months ended June 30, 2021, the Company has concluded that its cash and cash equivalents will not be sufficient to fund its operating expenses, capital expenditure requirements and debt service payments through at least twelve months from the date that these condensed financial statements are available to be issued and that there is substantial doubt about the Company’s ability to continue as a going concern.

The accompanying condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the condensed financial statements have been prepared on a basis that

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assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Impact of the COVID-19 Pandemic

The business disruptions associated with the COVID-19 pandemic had a significant negative impact on the Company’s condensed financial statements for the six months ended June 30, 2021. Management expects that the public health actions being undertaken to reduce the spread of the virus, and that may have to be undertaken again in the event of a resurgence of the virus, will create significant disruptions to the Company with respect to: (i) the demand for its products, (ii) the ability of its sales representatives to reach healthcare customers, (iii) its ability to maintain staffing levels to support its operations, (iv) its ability to continue to manufacture certain of its products, (v) the reliability of its supply chain and (vi) its ability to achieve the financial covenants required by the senior secured notes agreement (see Note 6, Debt). The extent to which the COVID-19 pandemic will impact the Company’s business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, travel restrictions and social distancing in the U.S. and other countries, business closures or business disruptions and the effectiveness of actions taken in the U.S. and other countries to contain and treat the disease.

The Company is closely monitoring the evolving impact of the pandemic on all aspects of its business. The Company has implemented a number of measures designed to protect the health and safety of its employees, support its customers and promote business continuity. The Company is also actively reviewing and implementing cost-saving measures, including discontinuing or delaying all non-essential services and programs and instituting controls on travel, events, marketing and clinical studies to adapt the business plan for the evolving COVID-19 challenges.

2. Summary of Significant Accounting Policies

Significant Accounting Policies

The Company’s significant accounting policies are disclosed in the audited consolidated financial statements for the year ended December 31, 2020 and the notes thereto, which are included in Blue Water’s final prospectus that forms part of the Blue Water’s Registration Statement on Form S-4 (Reg. No. 333-256116), filed with the SEC pursuant to Rule 424(b)(3) on July 23, 2021. Since the date of those consolidated financial statements, there have been no material changes to its significant accounting policies, except as noted below.

Basis of Presentation

The condensed financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The unaudited condensed financial statements have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). In the opinion of management, all adjustments necessary to fairly present the financial position of the Company as of June 30, 2021 and December 31, 2020, the results of operations for the three and six months ended June 30, 2021 and 2020 and its cash flows for the six months ended June 30, 2021 and 2020 have been included and are of a normal, recurring nature except as otherwise disclosed. These condensed financial statements and notes thereto have been prepared under the presumption that users of the financial information have either read or have access to the audited financial statements for the latest year ended December 31, 2020.

Use of Estimates

Preparation of the condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of

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contingent assets and liabilities at the date of the condensed financial statements and the reported amounts of revenues and expenses during the reporting period covered by the condensed financial statements and accompanying notes. The most significant estimates relate to determination of fair value of the Company’s common stock and common stock warrants, stock-based compensation, notes, royalty obligation and the valuation of embedded derivatives. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and records adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from those estimates.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted-average number of common shares outstanding during the period and, if dilutive, the weighted-average number of potential shares of common stock. Net income (loss) per share attributable to common stockholders is calculated using the two-class method, which is an earnings allocation formula that determines net income (loss) per share for the holders of the Company’s common shares and participating securities. The Company’s preferred stock and warrants to purchase preferred stock contain participation rights in any dividend paid by the Company and are deemed to be participating securities. Net income (loss) attributable to common stockholders and participating preferred stock and participating preferred stock warrants is allocated first to preferred stockholders and warrant holders based on dividend rights and then to common and preferred stockholders based on ownership interests on an as-converted basis as if all of the earnings for the period had been distributed. The participating securities do not include a contractual obligation to share in losses of the Company and are not included in the calculation of net loss per share in the periods in which a net loss is recorded.

When considering the impact of the convertible equity instruments, diluted net income (loss) per share is computed using the more dilutive of (a) the two-class method or (b) the if-converted method. The Company allocates earnings first to preferred stockholders and warrant holders based on dividend rights and then to common and preferred stockholders and warrant holders based on ownership interests. The weighted-average number of common shares included in the computation of diluted net loss gives effect to all potentially dilutive common equivalent shares, including outstanding stock options, warrants, convertible redeemable preferred stock and the potential issuance of common stock upon the conversion of the Company’s convertible notes. Common stock equivalent shares are excluded from the computation of diluted net income (loss) per share if their effect is antidilutive. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is generally the same as basic net loss per share attributable to common stockholders since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

3. Fair Value Measurements

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	June 30, 2021
(in thousands)	Total	Level 1	Level 2	Level 3
Assets
Cash equivalents:
Money market funds	$7,833	$7,833	$—	$—

Total assets	$7,833	$7,833	$—	$—

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	December 31, 2020
(in thousands)	Total	Level 1	Level 2	Level 3
Assets
Cash equivalents:
Money market funds	$7,205	$7,205	$—	$—

Total assets	$7,205	$7,205	$—	$—

During the six months ended June 30, 2021 and the year ended December 31, 2020, there were no transfers between levels.

As of June 30, 2021 and December 31, 2020, the Company’s cash equivalents consisted of money market funds, classified as Level 1 financial assets, as these assets are valued using quoted market prices in active markets without any valuation adjustment. There were no financial assets valued based on Level 2 inputs.

The carrying amounts reported in the accompanying balance sheets for cash, accounts receivable, accounts payable and accrued expenses approximate their fair value based on the short-term nature of these instruments. The carrying value of long-term and short-term debt, taking into consideration debt discounts and related derivative instruments, is estimated to approximate fair value.

As of June 30, 2021 and December 31, 2020, the Company had Level 3 financial liabilities that were measured at fair value on a recurring basis. The Company’s warrant liability and derivative liability are carried at fair value, determined using Level 3 inputs in the fair value hierarchy. As of June 30, 2021 and December 31, 2020, the warrant liability and derivative liability were valued at zero.

4. Inventory

Inventory consisted of the following as of June 30, 2021 and December 31, 2020 (in thousands):

	June 30, 2021	December 31, 2020
Raw material	$4,226	$4,225
Work-in-process	5,060	—
Finished goods	475	1,632

Total	$9,761	$5,857

The inventory balance as of June 30, 2021 is disclosed net of the Company’s inventory reserve. As of June 30, 2021 and December 31, 2020, the Company had an inventory reserve balance of $7.8 million.

5. Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	June 30, 2021	December 31, 2020
Selling and marketing costs	$8,875	$3,468
Employee compensation and related benefits	1,483	1,090
Professional Fees	635	73
Other	9	—

Total	$11,002	$4,631

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6. Debt

Convertible Notes

From 2016 to 2021, the Company issued several convertible notes (the “Convertible Notes”) pursuant to which the Company borrowed an aggregate of $81.3 million from existing investors and related parties. All Convertible Notes accrue interest at a rate of 8% compounded daily and have a maturity date of March 1, 2025.

The Company had the following convertible notes outstanding as of June 30, 2021 (in thousands):

Issuance Year	Outstanding Principal Amount
2016	$17,243
2017	13,410
2018	8,911
2019	17,547
2020	1,611
2021	20,000

Total	$78,722

The Convertible Notes contain various conversion features. Upon the occurrence of a qualified financing, the Convertible Notes plus accrued interest mandatorily convert, to shares issued in the qualified financing, as defined in the notes, at a 20% discount, or into shares of Series D Preferred Stock at the Series D Price of $4.50 per share. Upon the occurrence of a non-qualified financing, the noteholders have the option to convert at the same terms as described above for a qualified financing. At maturity, the noteholders also have an option to convert at the terms described above for a qualified or non-qualified financing. If the Company completes a strategic transaction and the Convertible Notes have not been previously converted, noteholders will automatically receive an acquisition premium of the greater of a) the sum of (i) 1.5 times the principal amount of the Convertible Notes and (ii) accrued and unpaid interest thereon, or b) the amount that would have been payable to the noteholders if such notes had been converted to shares of Series D Preferred Stock at the Series D price immediately prior to the close of such strategic transaction.

The Company determined that the acquisition premium and the qualified and non-qualified financing conversion features were embedded derivative instruments requiring bifurcation as separate liabilities with a corresponding debt discount, of which were determined to be fair valued at zero as of June 30, 2021 and December 31, 2020. The debt discount was amortized to interest expense using the effective interest rate method over the term of the Convertible Notes.

In April 2021, pursuant to the executed amendment of the Convertible Notes, the Company and certain lenders agreed to extend or further extend the maturity dates of the Convertible Notes to September 1, 2025. The amendment only modified the maturity date, no other terms, and accordingly was deemed administrative in nature as it was not intended to change any of the economic terms between parties. As such the extension of the maturity dates was deemed to be a modification of the Convertible Notes and modification accounting was applied. The Company calculated the remaining debt discount for each of the Convertible Notes and adjusted the effective interest rate to amortize the remaining debt discount over the adjusted remaining life of the Convertible Notes.

In March 2021, upon an investor’s decision to not participate in the next round of Convertible Notes, pursuant to the Convertible Notes’ provisions, $3.4 million of the investor’s Convertible Notes converted into 747,451 shares of Series D Preferred Stock and such Series D Preferred Stock issued as a result of this conversion was converted into common stock. At the date of conversion, the outstanding principal and accrued interest on the Convertible Notes were $2.6 million and $0.8 million, respectively. Refer to Note 7, Redeemable Convertible Preferred Stock, for additional information.

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The carrying value of the Company’s Convertible Notes consisted of (in thousands):

	June 30, 2021	December 31, 2020
Principal amount	$81,300	$61,300
Accrued and unpaid interest	20,673	17,287
Unamortized debt discount	(483)	(676)
Conversion of convertible notes payable into Series D redeemable convertible preferred stock	(3,360)	—

Total	$98,130	$77,911

The Company recognized interest expense of $1.8 million and $1.5 million during the three months ended June 30, 2021 and 2020, respectively. The Company recognized interest expense of $3.4 million and $3.0 million during the six months ended June 30, 2021 and 2020, respectively.

Senior Secured Notes

The carrying value of the Company’s senior secured notes consisted of the following (in thousands):

	June 30, 2021	December 31, 2020
Principal amount	$58,125	$50,000
Accrued and unpaid interest	1,234	1,278
Unamortized debt discount	(8,062)	(9,376)

Total	$51,297	$41,902

On March 12, 2020, the Company issued and sold senior secured notes to certain lenders not related to the Company. The aggregate principal amount of the senior secured notes was $50.0 million and the Company received $42.7 million in net proceeds after deducting transaction expenses of $4.4 million and prepaid interest of $2.9 million. In the second quarter of 2021, the Company added two additional notes to the principal senior secured notes balance, the PIK Note and the Indenture Note, totaling $8.1 million (refer to additional information below). The aggregate principal balance as of June 30, 2021 is $58.1 million.

The senior secured notes bear interest at 12.5% and specify semiannual payments on March 1 and September 1 and have a maturity date of March 1, 2025. The first two years provide for interest-only payments and the final three years amortize the principal balance at $15.0 million, $15.0 million and $20.0 million, respectively. The senior secured notes are governed by an indenture, dated as of March 12, 2020, between the Company and the investors. The interest rate will increase to 14.50% for overdue installments in the event of default. In addition to liquidation preference, the senior secured notes contain a lien on all assets of the Company.

Future principal payments of the senior secured notes are as follows (in thousands):

Years ended December 31,	Amount
2021 (remaining 6 months)	$5,000
2022	7,500
2023	18,125
2024	17,500
2025	10,000

Total	$58,125

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The senior secured notes also have a detachable royalty feature under which the lenders receive a royalty of 0.56% to 1.67% on net sales beginning in 2021, with the royalty obligation continuing until the lenders receive total royalty payments of approximately $24.2 million. The value assigned to royalty rights is recorded as a debt discount to the Notes and is amortized to interest expense over the life of the notes. The royalty obligation had a fair value of $7.9 million at issuance in March of 2020. The lenders have a security interest in the assets and intellectual property of the Company. Since the royalty rights are tied to Clarus’ net sales of JATENZO, such royalty rights are not subject to treatment as a derivative instrument and thus do not need to be periodically measured and marked to market. Proceeds were used to finance the commercial launch of JATENZO. Refer to the section below for the accounting treatment of the royalty obligation.

In connection with the senior secured notes, the Company entered into an indenture stating that the Company would maintain cash and cash equivalents in the amount of at least $10.0 million as of the last day of each calendar month, commencing on March 31, 2020. As of December 31, 2020, the Company was unable to maintain cash and cash equivalents of $10.0 million, and such breach of the indenture resulted in a default and the negotiation of a forbearance agreement noted below.

Forbearance Agreement

On March 17, 2021, the Company entered into a forbearance agreement with noteholders in relation to the senior secured notes. The Company was unable to and did not pay interest of $3.1 million due on March 1, 2021. As of March 31, 2021, the Company entered into default on its senior secured notes, and in accordance with the terms of the senior secured notes, the interest increased to 14.5%.

Under the forbearance agreement, in exchange for the investors’ agreement not to exercise their rights to retrieve the funds owed, the Company was required to maintain cash and cash equivalents of at least $2.5 million amongst other financial budgeting and reporting requirements until consummation of the Business Combination. Under the forbearance agreement, the forbearance period would not be terminated provided that the Company, amongst other things, executed the merger agreement and provided financial reporting requirements by April 27, 2021.

PIK Note

In May 2021, the Company entered into a payment-in-kind, or PIK, note (the “PIK Note”), in relation to the Company’s missed interest payment (which was due in March 2021) on its senior secured notes, pursuant to which the Company borrowed an aggregate of $3.1 million from senior secured noteholders, to be included in the principal senior secured notes balance. The PIK Note accrues interest at a rate of 14.5%, compounded daily. Pursuant to the PIK Note, on February 1, 2023 the Company is required to make a payment of principal in the amount of $3.1 million, plus accrued and unpaid interest in respect of such principal.

Indenture Note

In June 2021, the Company entered into the Indenture Note, pursuant to which the Company borrowed an aggregate of $5.0 million from senior secured noteholders, to be included in the principal senior secured notes balance. The Indenture Note accrues interest at a rate of 14.5%, compounded daily, and was repaid with the combined entity’s common stock upon the date of merger.

Royalty Obligation

The Company periodically assesses the estimated royalty payments related to the senior secured notes to the lender and to the extent such payments are greater or less than its initial estimates or the timing of such payments is materially different than its original estimates, the Company will prospectively adjust the accretion of interest on the royalty obligation. There are a number of factors that could materially affect the amount and the timing of

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royalty payments, most of which are not within the Company’s control. Such factors include, but are not limited to, the rate of JATENZO prescriptions, the number of doses administered, the introduction of competing products, manufacturing or other delays, patent protection, adverse events that result in governmental health authority-imposed restrictions on the use of the drug products, and sales never achieving forecasted numbers, which would result in reduced royalty payments and reduced non-cash interest expense over the life of the royalty obligation. To the extent future royalties result in an amount less than the liability, the Company is not obligated to fund any such shortfall.

The Company records estimated royalties due for the current period in accrued other expenses until the payment is received from the customer, at which time the Company then remits payment to the lenders. In order to determine the accretion of the royalty obligation, the Company is required to estimate the total amount of future royalty payments to be received and submitted to the lenders. The sum of these amounts less the proceeds the Company received will be recorded as interest expense over the life of the royalty obligation. As of June 30, 2021 and December 31, 2020, the Company’s estimate of its total interest expense resulted in an annual effective interest rate of approximately 32.3%.

The carrying value of the Company’s royalty obligation is as follows (in thousands):

June 30, 2021
Royalty obligation as of December 31, 2020	$9,262
Non-cash interest expense recognized	1,540

Royalty obligation — ending balance	$10,802

During the three months ended June 30, 2021 and 2020, the Company recorded $0.8 million and $0.1 million, respectively, of related non-cash interest expense. During the six months ended June 30, 2021 and 2020, the Company recorded $1.5 million and $0.7 million, respectively, of related non-cash interest expense.

PPP Loan

In March of 2020, the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) was enacted to, among other provisions, provide emergency assistance for individuals, families and businesses affected by the COVID-19 pandemic. The CARES Act includes a Paycheck Protection Program (“PPP”) administered through the Small Business Association (“SBA”). Under the PPP, beginning April 3, 2020, small businesses and other entities and individuals could apply for loans from existing SBA lenders and other approved regulated lenders that enroll in the program, subject to numerous limitations and eligibility criteria.

In April of 2020, the Company received an unsecured loan of $0.5 million from the SBA. After considering further guidance issued by SBA, the Company elected to repay the loan in full in May of 2020 with no interest due under safe harbor provisions of the CARES Act.

7. Redeemable Convertible Preferred Stock

There were no shares of redeemable convertible preferred stock issued during the six months ended June 30, 2020.

In March 2021, 2,630,585 shares of Series D Preferred Stock (of which 747,451 shares are from the conversion of Convertible Notes discussed in Note 6, Debt) converted into 2,630,585 shares of common stock. At the date of conversion, the cost at purchase plus accrued and unpaid dividends on the Series D Preferred Stock was $11.8 million.

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As of June 30, 2021 and December 31, 2020, Preferred Stock consisted of the following (in thousands, except for share data):

	June 30, 2021
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Value	Common Stock Issuable Upon Conversion
Series A Preferred Stock	2,500,000	2,500,000	$9,537	$9,537	2,500,000
Series B Preferred Stock	5,066,637	5,066,637	15,722	15,722	5,066,637
Series C Preferred Stock	9,438,744	9,438,744	20,859	20,859	9,438,744
Series D Preferred Stock	36,335,255	18,531,696	151,345	151,345	18,531,696

Total	53,340,636	35,537,077	$197,463	$197,463	35,537,077

	December 31, 2020
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Value	Common Stock Issuable Upon Conversion
Series A Preferred Stock	2,500,000	2,500,000	$9,170	$9,170	2,500,000
Series B Preferred Stock	5,066,637	5,066,637	15,118	15,118	5,066,637
Series C Preferred Stock	9,438,744	9,438,744	20,057	20,057	9,438,744
Series D Preferred Stock	36,335,255	19,751,117	153,850	153,850	19,751,117

Total	53,340,636	36,756,498	$198,195	$198,195	36,756,498

The following is a summary of the rights and preferences of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock (collectively, “Preferred Stock”) are as follows:

Conversion — Each share of Preferred Stock is convertible into common stock, upon approval of the holders of at least 65% of the preferred shares, on a share-for-share basis to be adjusted for the effect of any stock splits or reverse splits, subject to certain antidilution adjustments, are entitled to vote together with the common stockholders as one class and are entitled to separate votes on certain matters. Preferred Stock automatically converts on a share-for-share basis into shares of common stock upon the closing of a qualified IPO.

Dividends — Preferred stockholders are entitled to receive an annual, cumulative 8% dividend, when and if declared by the Board of Directors. No dividends have been declared through June 30, 2021.

Liquidation Preference — Upon liquidation, dissolution, or winding up of business, the holders of the Preferred Stock are entitled to receive a liquidation preference in priority over the holders of common stock, at an amount per share equal to their original purchase price of $1.82 per share for Series A Preferred Stock and Series B Preferred Stock, $1.50 per share for Series C Preferred Stock and $4.50 for Series D Preferred Stock, plus accumulated dividends. Upon liquidation, the Company’s remaining assets will be distributed to Preferred Stockholders in the following order: Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock, Series A Preferred Stock. When holders of preferred stock are satisfied in full, any excess assets available for distribution will be allocated ratably among common stockholders based on their pro rata shareholdings. Upon a deemed liquidation event, as defined, holders have the option to redeem their shareholding at the liquidation payment amounts summarized above.

Redemption — Holders of at least 65% of the then outstanding preferred shares, voting together as a separate class, may require the Company to redeem all outstanding shares of Preferred Stock upon the earlier of (a) September 9, 2016 (in which case such shares of Preferred Stock shall be redeemed by the Company in three equal annual installments), and (b) the occurrence of any redemption event. A redemption event shall mean the

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breach by the Company of any material term of its Certificate of Incorporation or any material provision of the related securities purchase agreement, the stockholders’ agreement or the registration rights agreement. To date holders have not required redemption of the Preferred Stock.

Voting Rights — Preferred Stock and common stock generally vote together as one class on an as-converted basis; however, common stock voting rights on certain matters are subject to the powers, preferences, and rights of the Preferred Stock. The holders of Series C Preferred Stock are entitled to elect three directors to the Company’s board of directors and the holders of Series D Preferred Stock are entitled to elect one director to the Company’s board of directors. Certain actions, such as mergers, acquisition, liquidation, dissolution, wind up of business, and deemed liquidation events, must be approved by the holders of at least 65% of outstanding shares of Series D Preferred Stock.

8. Common Stock

The Company was authorized to issue up to 56,593,539 shares of common stock with a $0.001 par value per share as of June 30, 2021.

The voting, dividend and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock as set forth above.

The holders of common stock are entitled to one vote for each share of common stock. Subject to the payment in full of all preferential dividends to which the holders of the Preferred Stock are entitled, the holders of common stock shall be entitled to receive dividends out of funds legally available. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, after the payment or provision for payment of all debts and liabilities of the Company and all preferential amounts to which the holders of Preferred Stock are entitled with respect to the distribution of assets in liquidation, the holders of common stock shall be entitled to share ratably in the remaining assets of the Company available for distribution.

As of June 30, 2021, the Company has reserved the following shares of common stock for the potential conversion of outstanding preferred stock and exercise of stock options:

June 30, 2021
Preferred stock, as converted	35,537,077
Options to purchase common stock	3,814,659
Series D warrants	183,438
Remaining shares reserved for future issuance	1,350,481

Total	40,885,655

9. Stock-Based Compensation

2004 Stock Incentive Plan

Effective February 13, 2004, the Company adopted the Clarus Therapeutics 2004 Stock Incentive Plan (the “2004 Plan”). The 2004 Plan was amended on January 28, 2011 to increase the number of shares of the Company’s common stock reserved for issuance to employees, directors, and consultants to 1,529,936 shares. Options granted under the 2004 Plan may be incentive stock options or non-statutory stock options. Restricted stock awards may also be granted under the 2004 Plan. Incentive stock options may only be granted to employees. Options generally vest over a four-year period. The exercise price of incentive stock options shall be not less than 100% of the fair market value per share of the Company’s Common Stock on the grant date. As of June 30, 2021, only incentive stock options to employees have been awarded under the 2004 Plan. The awards granted under this plan generally vest over a four-year period and have a 10-year contractual term.

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2014 Stock Option and Incentive Plan

Effective February 13, 2014, the Company adopted the Clarus Therapeutics 2014 Stock Option and Incentive Plan (the “2014 Plan”) and reserved 1,000,000 shares of Common Stock for the issuance of awards under the 2014 Plan. The 2014 Plan permits the Company to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, unrestricted stock awards, cash-based awards, performance share awards and dividend equivalent rights. To qualify as incentive options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders. All full-time and part-time officers, employees, non-employee directors and other key persons, including consultants and prospective employees, are eligible to participate in the 2014 Plan, subject to the sole discretion of the administrator. On December 15, 2017, April 17, 2019 and again on December 18, 2020, the 2014 Plan was amended, increasing the total shares of Common Stock reserved for issuance by 416,500, 26,140, and 3,000,000 shares, respectively, for a total of 4,442,640 shares of Common Stock available for award in the 2014 Plan. As of June 30, 2021, no shares of common stock were available for future grants under the 2014 Plan. Once the 2014 Plan was adopted, no further options were awarded under the 2004 Plan. The awards granted under this plan generally vest over a four-year period and have a 10-year contractual term.

Stock Options

The following table summarizes stock option activity under the Plans:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding as of December 31, 2020	3,814,659	$2.17	6.8	$—
Granted	—	—
Exercised	—	—
Cancelled	—	—
Forfeited	—	—

Outstanding as of June 30, 2021	3,814,659	$2.17	6.3	$—

Options vested and exercisable as of June 30, 2021	2,830,253	$1.99	5.3	$—

No stock options were granted during the six months ended June 30, 2021 and 51,968 stock options were granted during the six months ended June 30, 2020. The total fair value of stock options vested during the six months ended June 30, 2021 and 2020 was $0.4 million and $0.2 million, respectively.

Stock-Based Compensation Expense

Stock-based compensation expense is as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Selling and marketing	$5	$—	$10	$—
Research and development	16	19	32	40
General and administrative	156	51	311	104

Total stock-based compensation expense	$177	$70	$353	$144

As of June 30, 2021, there was $0.2 million of unrecognized stock-based compensation expense related to unvested stock options, which is being recognized over a period of 0.8 years. At the Effective Time of the

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merger, the Company terminated its equity incentive plans and all options issued and outstanding, whether vested or unvested, were cancelled and extinguished.

10. Income Taxes

The Company did not record a federal or state or income tax provision or benefit for the six months ended June 30, 2021 or 2020 due to the expected loss before income taxes to be incurred, as well as the Company’s continued maintenance of a full valuation allowance against its net deferred tax assets.

11. License Agreements

Agreement with HavaH

In May 2021, the Company entered into a license agreement (the “HavaH Agreement”) with HavaH Therapeutics, or HavaH, an Australia-based biopharmaceutical company developing androgen therapies for inflammatory breast disease and certain forms of breast cancer. Under the HavaH Agreement, the Company will acquire the development and commercialization rights for HavaH T+Ai™, to be renamed CLAR-121.

Under the terms of the licensing agreement, HavaH may be eligible for up to $10.8 million in potential development and regulatory milestone payments. Additionally, HavaH would be eligible for royalty payments and up to $30.0 million in potential commercial milestones. Such royalty payments will be based on total aggregate annual net sales of CLAR-121 in the territory, at a low single digit percentage rate (when there is no patent protection or regulatory exclusivity) or a low teens percentage rate (where CLAR-121 has patent protection or regulatory exclusivity). Additionally, such royalties are payable until the later of ten years or the loss of patent protection or regulatory exclusivity.

To date, pursuant to the HavaH Agreement, the Company has made cash payments of $0.5 million consisting of the upfront payment.

12. Commitments and Contingencies

Lease Commitments

The Company leases office space in Northbrook, Illinois and Murfreesboro, Tennessee under non-cancelable operating leases which expire on December 31, 2021 and September 30, 2022, respectively. Total rent expense under the lease agreements was $0.1 million for the six months ended June 30, 2021 and 2020, respectively.

A summary of the Company’s future minimum lease payments required under non-cancellable lease agreements is as follows (in thousands):

Years ended December 31,	Amount
2021 (remaining 6 months)	$47
2022	16
2023	—
2024	—
2025	—

Total	$63

Purchase Obligation

In July of 2009, the Company entered into a commercial manufacturing agreement, as amended, with Catalent Pharma Solutions, LLC (the “Catalent Agreement”). Pursuant to the terms of the Catalent Agreement,

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the Company must make minimum annual purchases of JATENZO equal to 7.0 million softgels, through the initial term, or March 2025. Any shortfall between the minimum annual purchase quantities and actual purchases will be multiplied by a unit price, as defined in the Catalent Agreement, and paid to Catalent within 30 days of any year-end that the minimum purchase requirement is not met. The Company has not made any payments to Catalent as a result of a shortfall in minimum purchase quantities. The Catalent Agreement renews automatically for two-year periods and either party may terminate the contract upon twelve months written notice. Purchases under the Catalent Agreement for the three months ended June 30, 2021 and 2020 were $1.7 million and $0.2 million, respectively. Purchases under the Catalent Agreement for the six months ended June 30, 2021 and 2020 were $5.1 million and $3. million, respectively.

The Company entered into a product supply agreement with Pharmacia & Upjohn Company LLC, or Pfizer (the “Pfizer Agreement”), effective January 1, 2021. Pursuant to the terms of the Pfizer Agreement, the Company must make minimum annual purchases of T-undecanoate equal to approximately $1.8 million per year, through the initial term, or January 2024. If there is a shortfall between the minimum annual purchase quantities and actual purchases, the difference between the minimum annual purchase amount and actual purchases will be paid to Pfizer by the Company. There were no purchases under the Pfizer Agreement during the six months ended June 30, 2021.

Legal Proceedings

From time to time, in the ordinary course of business, the Company is subject to litigation and regulatory examinations as well as information gathering requests, inquiries and investigations.

On April 2, 2019, an action for patent infringement was filed against the Company by Lipocine in the U.S. District Court for the District of Delaware. The lawsuit (Civil Action No. 19-cv-622, assigned to Judge William Bryson, U.S. Court of Appeals for the Federal Circuit, sitting by designation) sought a declaratory judgement of infringement under 35 U.S.C. § 271(a)-(c) arising from the Company’s intent to market and sell JATENZO, based on the FDA’s approval of JATENZO in March 2019. Lipocine ultimately alleged that the Company infringed certain claims in each of four U.S. Patents: U.S. Patent No. 9,034,858, U.S. Patent No. 9,205,057, U.S. Patent No. 9,480,690 and U.S. Patent No. 9,757,390. Lipocine sought monetary damages in the form of a reasonable royalty, pre-judgment interest, post-judgment interest, and attorneys’ fees, costs and disbursements, and injunctive relief.

In July 2021, Clarus and Lipocine entered into a settlement agreement that settled all claims between the parties, including the interference matter (described above) and the pending Clarus counterclaims against Lipocine, and provides for a payment by Lipocine to Clarus of a $4.0 million settlement fee payable as follows: $2.5 million upfront, $1.0 million within 12 months, and the remainder within two years. The Company received payment of $2.5 million of the $4.0 million in July 2021.

Pursuant to the settlement agreement, a joint stipulation for dismissal was filed, and was so ordered by the Court on July 15, 2021, thereby terminating the district court action. Moreover, and as part of this settlement, Lipocine filed a request for entry of an adverse judgment in Interference No. 106,128 on July 16, 2021, and the Company is awaiting action on that request by the Patent Trial and Appeal Board (PTAB). The Company believes that its ‘178 application will proceed to issuance following what it believes will be entry of a decision adverse to Lipocine by the PTAB.

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13. Net Income (Loss) Per Share

Basic and diluted earnings (loss) per share attributable to common stockholders are calculated as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Numerator:
Net loss (income)	$(18,115)	$10,555	$(33,545)	$(1,339)
Accretion of preferred stock	(3,798)	(3,670)	(7,737)	(7,341)
Loss attributable to participating warrants and preferred stock shareholders	—	(6,685)	—	—

Net (loss) income attributable to common stockholders, basic	(21,913)	200	(41,282)	(8,680)
Effect of convertible notes	—	(24,421)	—	(24,421)

Net loss attributable to common stockholders, diluted	$(21,913)	$(24,221)	$(41,282)	$(33,101)

Denominator:	$5,470	$(41,650)	$5,470	$(41,650)
Weighted-average common shares attributable to common stockholders, basic	3,500,848	870,263	2,410,827	870,263
Effect of convertible notes	—	16,547,513	—	—

Weighted average number of common shares — diluted	3,500,848	17,417,776	2,410,827	870,263

Weighted-average common shares attributable to common stockholders, diluted	$(6.26)	$0.23	$(17.12)	$(9.97)
Effect of convertible notes	—	(1.62)	—	—

Net loss per common share attributable to common stockholders, diluted	$(6.26)	$(1.39)	$(17.12)	$(9.97)

The Company excluded the following shares from the computation of diluted net loss per share attributable to common stockholders as of June 30, 2021 and 2020 because including them would have had an anti-dilutive effect:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Redeemable convertible preferred stock	35,537,077	—	35,537,077	36,756,498
Convertible notes(1)	21,806,713	—	21,806,713	16,547,513
Options to purchase common stock	3,814,659	2,229,562	3,814,659	2,229,562
Series D warrants	183,438	—	183,438	183,438

(1)	Convertible note shares are calculated using the Series D Preferred Stock issue price of $4.50 per share and includes interest accrued as of June 30, 2021 and 2020.

The convertible notes including interest for redeemable convertible preferred stock, which as of June 30, 2020 would be convertible into 16,547,513 shares common stock using the as-if converted method, are included in the calculation of diluted earnings per share for the three months ended June 30, 2020. These convertible notes were included in the anti-dilutive table above for the three months ended June 30, 2021, and the six months ended June 30, 2021 and 2020 because they would be anti-dilutive for this period.

As of the three months ended June 30, 2021, and the six months ended June 30, 2021 and 2020, the Company’s potentially dilutive securities, which include preferred stock and stock options, have been excluded

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from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same for these periods.

14. Related Party Transactions

In July of 2020, a member of the Company’s board of directors temporarily expanded his director duties as an executive director, at the request of the Company’s board of directors. As executive director, this member received a total of $0.1 million in consulting fees during the six months ended June 30, 2021.

15. Subsequent Events

Issuance of Convertible Note

In July 2021, the Company entered into an additional note purchase agreement (the “2021 Notes”) pursuant to which the Company borrowed an aggregate of $3.6 million from existing investors. Outstanding balances under the 2021 Notes accrue interest at a rate of 8%, compounded daily, and was repaid with the combined entity’s common stock upon the date of consummation of the Merger. The conversion features of the 2021 Notes are identical to the conversion features of the Convertible Notes.

Issuance of Indenture Note

In July 2021, the Company entered into an additional note purchase agreements (the “Second Indenture Note”) pursuant to which the Company borrowed an aggregate of $3.6 million from senior secured noteholders. The outstanding balance under the Second Indenture Note accrues interest at a rate of 14.5%, compounded daily, and was repaid with the combined entity’s common stock upon the date of consummation of the Merger.

Forbearance Extension

In August 2021, the Company entered into forbearance extensions with the noteholders in relation to the senior secured notes. The latest forbearance extension, entered into on August 26, 2021, extended the forbearance period through September 9, 2021, the consummation date of the Merger.

As of the date these financial statements are issued, the Company has not made the $3.9 million interest payment due September 1, 2021 pursuant to a 30-day grace period provided in the indenture.

Transfer of Merger Shares

In September 2021, the Company entered into a share allocation agreement in connection with the Merger and additional forbearance. Under the share allocation agreement, Clarus noteholders received an additional 405,000 shares of the Combined Entity. Of these 405,000 shares, 135,000 was transferred from the Blue Water founder shares and 270,000 shares were reallocated from the Clarus equityholders and received upon the closing of the Merger.

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Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Clarus Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Clarus Therapeutics, Inc. (the Company) as of December 31, 2020 and 2019, the related statements of operations, changes in redeemable convertible preferred stock and stockholders’ deficit and cash flows for each of the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that Clarus Therapeutics, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ RSM US LLP

We have served as the Company’s auditor since 2006.

Chicago, Illinois

May 13, 2021

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CLARUS THERAPEUTICS, INC.

Balance Sheets

(in thousands, except share and per share data)

	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$7,233	$1,656
Accounts receivable, net	4,400	—
Inventory	5,857	6,961
Prepaid expenses and other current assets	1,846	1,229

Total current assets	19,336	9,846
Property and equipment, net	64	21

Total assets	$19,400	$9,867

Liabilities, redeemable convertible preferred stock, and stockholders’ deficit
Current liabilities:
Convertible notes payable to related parties	$—	$70,919
Senior notes payable	41,902	—
Accounts payable	12,107	4,379
Accrued expenses	4,631	1,767
Deferred revenue	1,172	—

Total current liabilities	59,812	77,065
Convertible notes payable to related parties	77,911	—
Convertible preferred stock warrant liability	—	551
Derivative liability	—	65,006
Royalty obligation	9,262	—

Total liabilities	146,985	142,622

Commitments and contingencies (See Note 12)
Redeemable convertible preferred stock, $0.001 par value, 53,340,636 shares authorized at December 31, 2020 and 2019; 36,756,498 shares issued and outstanding at December 31, 2020 and 2019	198,195	183,513
Stockholders’ deficit:
Common stock $0.001 par value; 56,593,539 shares authorized at December 31, 2020 and 2019; 870,263 shares issued and outstanding at December 31, 2020 and 2019	1	1
Additional paid-in capital	—	—
Accumulated deficit	(325,781)	(316,269)

Total stockholders’ deficit	(325,780)	(316,268)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$19,400	$9,867

The accompanying notes are an integral part of these financial statements.

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CLARUS THERAPEUTICS, INC.

Statements of Operations

(in thousands, except share and per share data)

	Years Ended December 31,
	2020	2019
Net product revenue	$6,369	$—
Cost of product sales	8,687	—

Gross loss	(2,318)	—
Operating expenses:
Sales and marketing	29,515	7,374
General and administrative	11,937	7,414
Research and development	3,407	3,088

Loss from operations	(47,177)	(17,876)
Other income (expense), net:
Change in fair value of warrant liability and derivative, net	66,891	13
Interest income	25	79
Interest expense	(15,394)	(23,866)

Total other income (expense), net	51,522	(23,774)

Net income (loss) before income taxes	4,345	(41,650)
Provision for income taxes	—	—

Net income (loss)	4,345	(41,650)
Accretion of preferred stock	(14,682)	(13,594)

Net loss attributable to common stockholders – basic and diluted	$(10,337)	$(55,244)

Net loss per common share attributable to common stockholders, basic and diluted	$(11.88)	$(63.48)

Weighted-average common shares used in net loss per share attributable to common stockholders, basic and diluted	870,263	870,263

The accompanying notes are an integral part of these financial statements.

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Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands, except share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2018	36,756,498	$169,919	870,263	$1	$—	$(261,384)	$(261,383)
Accretion of redeemable convertible preferred stock to redemption value	—	13,594	—	—	(359)	(13,235)	(13,594)
Stock-based compensation	—	—	—	—	359	—	359
Net loss	—	—	—	—	—	(41,650)	(41,650)

Balance at December 31, 2019	36,756,498	$183,513	870,263	$1	$—	$(316,269)	$(316,268)

Accretion of redeemable convertible preferred stock to redemption value	—	14,682	—	—	(825)	(13,857)	(14,682)
Stock-based compensation	—	—	—	—	825	—	825
Net income	—	—	—	—	—	4,345	4,345

Balance at December 31, 2020	36,756,498	$198,195	870,263	$1	$—	$(325,781)	$(325,780)

The accompanying notes are an integral part of these financial statements.

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CLARUS THERAPEUTICS, INC.

Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2020	2019
Operating activities
Net income (loss)	$4,345	$(41,650)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Non-cash interest expense related to debt financing and royalty obligation	12,459	9,005
Change in fair value of warrant liability	(551)	(138)
Change in fair value of derivative liability	(66,340)	14,986
Stock-based compensation expense	825	359
Depreciation	18	4
Changes in operating assets and liabilities:
Accounts receivable	(4,400)	—
Inventory	1,104	(6,961)
Prepaid expenses and other current assets	(804)	(939)
Accounts payable	7,728	4,035
Accrued expenses	2,864	1,584
Deferred revenue	1,172	—

Net cash used in operating activities	(41,580)	(19,715)
Investing activities
Purchases of property and equipment	(63)	(21)

Net cash used in investing activities	(63)	(21)
Financing activities
Proceeds from issuance of convertible notes payable	1,611	18,389
Proceeds from issuance of senior notes payable, net of discount	49,125	—
Proceeds from PPP loan	488	—
Repayment of PPP loan	(488)	—
Debt issuance costs	(3,516)	(29)

Net cash provided by financing activities	47,220	18,360
Net increase (decrease) in cash and cash equivalents	5,577	(1,376)
Cash and cash equivalents — beginning of period	1,656	3,032

Cash and cash equivalents — end of period	$7,233	$1,656

Supplemental disclosure of cash flow information:
Cash paid for interest	$3,125	$—

Supplemental disclosure of non-cash investing and financing activities:
Accretion of redeemable convertible preferred stock to redemption value, including dividends on preferred stock	$14,682	$13,594

The accompanying notes are an integral part of these financial statements.

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CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

1. Organization and Description of Business Operations

Clarus Therapeutics, Inc. (the “Company” or “Clarus”) is a specialty pharmaceutical company focused on the commercialization of JATENZO, the first and only oral testosterone (“T”) replacement, or testosterone replacement therapy (“TRT”), of its kind approved by the U.S. Food and Drug Administration, or FDA. The FDA completed its review of the Company’s New Drug Application and approved JATENZO for marketing on March 27, 2019. The Company commercially launched JATENZO on February 10, 2020. JATENZO is the Company’s sole source of revenue and sales are exclusively within the United States. Management remains committed to the product’s commercial success. The Company was founded in 2004 and is located and headquartered in Northbrook, Illinois.

The Company is subject to risks and uncertainties associated with any pharmaceutical company that is transitioning from the development to commercial stage. Since inception, the Company has incurred substantial operating losses due to substantial product development and commercialization expenditures. In addition, the Company operates in an environment of rapid technological change and is largely dependent on the services of its employees and consultants. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales of JATENZO, is cash flow positive from operations, or enters into cash flow positive business development transactions.

Liquidity and Going Concern

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Since its inception, the Company has devoted substantially all its efforts to business planning, clinical development, commercial planning and raising capital. The Company has incurred losses since inception and has an accumulated deficit of $325.8 million as of December 31, 2020, including $94.0 million of cumulative accretion on the Series A Redeemable Convertible Preferred Stock (“Series A Preferred Stock”), the Series B Redeemable Convertible Preferred Stock (“Series B Preferred Stock”), the Series C Redeemable Convertible Preferred Stock (“Series C Preferred Stock”) and the Series D Redeemable Convertible Preferred Stock (“Series D Preferred Stock”), collectively, Preferred Stock, and $97.6 million of cumulative non-cash interest related to previously issued convertible debt. The Company is also in forbearance on its March 12, 2020 senior secured notes as it was unable to maintain at least $10.0 million in cash and cash equivalents as of the last day of each calendar month beginning December 2020 and was unable to pay the required $3.1 million interest payment due in March 2021. In accordance with the related forbearance agreement, the Company will need to maintain at least $2.5 million of cash and cash equivalents as of the last day of each calendar month until the proposed SPAC merger (see below).

The Company is seeking to complete a merger with a newly-formed Special Purpose Acquisition Company (“SPAC”), whereby the Company will become a 100% owned subsidiary of the SPAC. In addition, current Clarus stakeholders will invest an additional $25.0 million in Clarus before the close of this transaction (Note 15). In addition to pursuing consummation of the SPAC merger and the related investment, the Company plans to seek additional funding through the expansion of its commercial efforts to grow JATENZO and its operating cash flow, business development efforts to out-license JATENZO internationally, equity financings, debt financings such as the secured notes described in Note 7, Debt, or other capital sources including collaborations with other companies or other strategic arrangements with third parties. There can be no assurance that these future financing efforts will be successful.

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Notes to Financial Statements

1. Organization and Description of Business Operations (cont.)

If the Company is unable to obtain funding or generate operating cash flow, the Company will be forced to delay, reduce or eliminate some or all of its product portfolio expansion or commercialization efforts, which could adversely affect its business prospects, or the Company may be unable to continue operations. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders.

Based on its recurring losses from operations incurred since inception, expectation of continuing operating losses for the foreseeable future, and need to raise additional capital to finance its future operations, as of the issuance date of the financial statements for the year ended December 31, 2020, the Company has concluded that its cash and cash equivalents will not be sufficient to fund its operating expenses, capital expenditure requirements and debt service payments through at least twelve months from the date that these financial statements are available to be issued and that there is substantial doubt about the Company’s ability to continue as a going concern.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Impact of the COVID-19 Pandemic

The business disruptions associated with the COVID-19 pandemic had a significant negative impact on the Company’s financial statements for the year ended December 31, 2020. Management expects that the public health actions being undertaken to reduce the spread of the virus, and that may have to be undertaken again in the event of a resurgence of the virus, will create significant disruptions to the Company with respect to: (i) the demand for its products, (ii) the ability of its sales representatives to reach healthcare customers, (iii) its ability to maintain staffing levels to support its operations, (iv) its ability to continue to manufacture certain of its products, (v) the reliability of its supply chain and (vi) its ability to achieve the financial covenants required by the senior secured notes agreement (see Note 7, Debt). The extent to which the COVID-19 pandemic will impact the Company’s business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the duration of the outbreak, travel restrictions and social distancing in the U.S. and other countries, business closures or business disruptions and the effectiveness of actions taken in the U.S. and other countries to contain and treat the disease.

The Company is closely monitoring the evolving impact of the pandemic on all aspects of its business. The Company has implemented a number of measures designed to protect the health and safety of its employees, support its customers and promote business continuity. The Company is also actively reviewing and implementing cost-saving measures including discontinuing or delaying all non-essential services and programs and instituting controls on travel, events, marketing and clinical studies to adapt the business plan for the evolving COVID-19 challenges.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Reclassifications

Certain reclassifications have been made to the Company’s prior year financial statements to conform to the Company’s current year presentation. These reclassifications had no effect on the Company’s previously reported results of operations or accumulated deficit.

Segment Information

The Company’s chief operating decision maker manages its operations as a single operating segment for the purposes of assessing performance and making operating decisions. All of the Company’s long-lived assets are held in the United States.

Use of Estimates

Preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period covered by the financial statements and accompanying notes. The most significant estimates relate to determination of fair value of the Company’s common stock and common stock warrants, stock-based compensation, notes, royalty obligation and the valuation of embedded derivatives. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and records adjustments when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of inputs that may be used to measure fair value are defined below:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.

Level 2:	Inputs other than Level 1 inputs that are either directly or indirectly observable, such as quoted market prices, interest rates and yield curves.

Level 3:	Unobservable inputs for the asset or liability (i.e. supported by little or no market activity). Level 3 inputs include management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

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Pursuant to 17 C.F.R. Section 200.83

CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Cash and Cash Equivalents

Cash and cash equivalents and represent cash and highly liquid investments with an original contractual maturity at the date of purchase of three months or less. As of December 31, 2020 and 2019, cash and cash equivalents included government-backed money market funds.

Concentrations of Risk

Substantially all of the Company’s cash and money market funds are held with a single financial institution. Due to its size, the Company believes this financial institution represents minimal credit risk. Deposits in this institution may exceed the amount of insurance provided on such deposits by the Federal Deposit Insurance Corporation for U.S. institutions. The Company has not experienced any losses on its deposits of cash and cash equivalents. Management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

The Company’s accounts receivable balance is compromised solely from transactions with the Company’s single third-party logistics provider, or 3PL. The Company monitors economic conditions to identify facts or circumstances that may indicate that any of its accounts receivable are at risk of collection.

The Company depends on two third-party suppliers for its supply of T-undecanoate (“TU”), the active pharmaceutical ingredient of JATENZO.

Accounts Receivable, Net

Accounts receivable are stated at net realizable value. On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write-offs, collections and current credit conditions. A receivable is considered past due if the Company has not received payments based on agreed-upon terms. The Company generally does not require any security or collateral to support its receivables. The Company performs ongoing evaluations of its customers.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (“FIFO”) method. Inventories are written down for product that has become obsolete, inventory that has a cost basis in excess of its expected net realizable value and inventory in excess of expected requirements. The estimate of excess quantities is subjective and primarily dependent on our estimates of future demand for a particular product. Write-downs of inventory establish a new cost basis which is not increased for future increases in the net realizable value of inventories or changes in estimated obsolescence.

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets, as follows:

Asset Class	Estimated Useful Life
Computer and office equipment	3 years
Furniture and fixtures	7 years

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CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in loss from operations. Repair and maintenance costs are charged to expense as incurred.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. There were no charges as a result of impairment losses for the years ended December 31, 2020 or 2019.

Deferred Financing Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings or debt financings as deferred financing costs until such financings are consummated. After consummation of a financing, these costs are presented in the balance sheets as a direct reduction from the carrying amount of the respective equity or debt instrument issued. Should an in-process financing be abandoned, the deferred financing costs will be expensed immediately as a charge to operating expenses in the statements of operations and loss.

Redeemable Convertible Preferred Stock

The Company has adopted current accounting guidance in regard to accounting for certain financial instruments with characteristics of both liabilities and equity and for the classification and measurement of redeemable securities. This guidance requires companies with mandatorily redeemable features in their equity instruments to be classified separately from equity. The Company measures these instruments by recognizing changes in redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. In accordance with this guidance, the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock have been classified separately from equity in the accompanying balance sheets.

Revenue Recognition

In accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), an entity recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to be entitled to in exchange for those goods or services. The Company performs the following five steps to recognize revenue under ASC 606: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Company only recognizes revenue when it is probable that it will collect the consideration to which it is entitled in exchange for the goods or services that will be transferred to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. The Company has determined that the delivery of its product to its customer constitutes a single performance obligation as there are no other promises to deliver goods or services. Shipping and handling activities are considered fulfillment activities and are not considered to be a separate performance obligation. The Company

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CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

has assessed the existence of a significant financing component in the agreements with its customers. The trade payment terms with its customers do not exceed one year and therefore, no amount of consideration has been allocated as a financing component. Taxes collected related to product sales are remitted to governmental authorities and are excluded from revenue.

Net Product Sales

The Company began selling JATENZO in February 2020, in the United States through a 3PL which takes title and control of the goods. The 3PL distributes the product to wholesale distributors (collectively the “Distributors”), with whom the Company has entered into formal agreements for delivery to retail pharmacies. The Company has also entered into arrangements with payors that provide government mandated and/or privately negotiated rebates, chargebacks and discounts for the purchase of the Company’s products.

The Company recognizes revenue on sales of JATENZO when the customer obtains control of the product, which occurs at a point in time, typically upon delivery. Product revenues are recorded at the product’s wholesale acquisition costs, net of applicable reserves for variable consideration that are offered within contracts between the Company and its customers, wholesale distributors, payors, and other indirect customers relating to the sale of JATENZO. Components of variable consideration include government and commercial contract rebates, product returns, chargebacks, commercial co-payment assistance program transactions and distribution services fees. These deductions are based on the amounts earned or to be claimed on the related sales and are classified as a current liability or reduction of receivables, based on expected value method and a range of outcomes and are probability weighted in accordance with ASC 606.

The amount of variable consideration which is included in the transaction price may be constrained and is included in the net sales price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue recognition under contracts will not occur in a future period. The Company’s analyses contemplate the application of the constraint in accordance with ASC 606. Actual amounts of consideration ultimately received may differ from its estimates. If actual results in the future vary from its estimates, the Company will adjust these estimates, which would affect net product revenue and earnings in the period such variances become known.

Cost of Product Sales

Cost of product sales include manufacturing and distribution costs, the cost of drug substance, FDA program fees and a reserve for short-dated, obsolete inventory. The Company began capitalizing inventory upon FDA approval of JANTENZO®.

Research and Development Expenses

Research and development expenses include salaries and benefits, clinical trials costs, contract services and manufacturing development costs. Research and development expenses are charged to operations as they are incurred. The Company follows the provisions of the Research and Development Topic of the Codification which requires the Company to defer and capitalize nonrefundable advance payments made for goods or services to be used in research and development activities until the goods have been delivered or the related services have been performed. If the goods are no longer expected to be delivered or the services are no longer expected to be performed, the Company would be required to expense the related capitalized advance payments. The Company had no capitalized nonrefundable advance payments and no refundable advance payments as of December 31, 2020 or 2019.

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CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Leases

The Company leases office space and recognizes related rent expense on a straight-line basis over the term of the lease.

Stock-Based Compensation

The Company accounts for all stock-based compensation awards granted as stock-based compensation expense at fair value. The Company’s stock-based payments include stock options and grants of common stock, restricted for vesting conditions. The measurement date for awards is the date of grant, and stock-based compensation costs are recognized as expense over the requisite service period, which is generally the vesting period, on a straight-line basis. Stock-based compensation expense is classified in the accompanying statements of operations based on the function to which the related services are provided. The Company recognizes stock-based compensation expense for the portion of awards that have vested. Forfeitures are recorded as they occur. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

Patents and Trademarks

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty of the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses in the statement of operations.

Basic and Diluted Loss per Share

Basic and diluted net loss per common share is determined by dividing net loss attributable to common stockholders by the weighted average common shares outstanding. Basic net loss per share is determined using the weighted average number of shares of common stock outstanding during each period. Diluted net loss per share includes the effect, if any, from the potential exercise or conversion of securities, such as convertible preferred stock, warrants and stock options, which would result in the issuance of incremental shares of common stock. The computation of diluted net loss per shares does not include the conversion of securities that would have an anti-dilutive effect. The basic and diluted computations of net loss per share for the Company are the same because the effects of the Company’s convertible securities would be anti-dilutive. See Note 13, Net Loss per Share, for further detail.

Comprehensive Loss

The Company’s comprehensive loss was the same as its reported net loss for all periods presented.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying statement of operations. As of December 31, 2020 and 2019, no accrued interest or penalties are included on the related tax liability line in the balance sheet.

Emerging Growth Company Status

The Company is expected to be an “emerging growth company” (“EGC”) upon merger, as defined in the Jumpstart Our Business Startups Act (“JOBS Act”) and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. The Company may take advantage of these exemptions until it is no longer an EGC under Section 107 of the JOBS Act, which provides that an EGC can take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards. The Company expects to elect to avail itself of the extended transition period and, therefore, while the Company is an EGC it will not be subject to new or revised accounting standards the same time that they become applicable to other public companies that are not EGCs, unless it chooses to early adopt a new or revised accounting standard.

Recently Adopted Accounting Pronouncements

In January 2016, the FASB issued ASU 2016-01, Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). ASU 2016-01 amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. The Company adopted ASU 2016-01 as of January 1, 2020. The adoption of this ASU did not have a material impact on the Company’s financial statements and related disclosures.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”). Under ASU 2016-02, an entity is required to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. For leases with a term of twelve months or less, the lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities by class of underlying assets. The new lease standard is effective for annual periods beginning after December 15, 2021. The Company will adopt the new standard using a modified retrospective basis, which requires the Company to reflect its leases on its balance sheet for the earliest comparative period presented. The adoption of this standard is not expected to have a material impact on the Company’s financial statements and related disclosures.

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CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

2. Summary of Significant Accounting Policies (cont.)

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes may result in earlier recognition of credit losses. For public entities that are Securities and Exchange Commission filers, excluding entities eligible to be smaller reporting companies, ASU 2016-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, ASU 2016-13 is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. This standard will be effective for the Company on January 1, 2023. The Company does not expect the adoption of ASU 2016-13 to have a material impact on the Company’s financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) (“ASU 2019-12”): Simplifying the Accounting for Income Taxes, which adds or clarifies guidance on accounting for income taxes. The new guidance will become effective for the Company on January 1, 2022, with early adoption permitted. The adoption of this standard is not expected to have a material impact on the Company’s financial statements and related disclosures.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-4”), which applies to entities that have contracts, such as debt agreements, lease agreements or derivative instruments, which reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. Entities can elect not to apply certain modification accounting requirements for contract modifications that replace a reference rate affected by reference rate reform. If elected, such contracts are accounted for as a continuation of the existing contract and no reassessments or remeasurements are required. ASU 2020-04 is effective for all entities from March 12, 2020 through December 31, 2022 and does not apply to contract modifications made after December 31, 2022. The Company is currently evaluating the impact that the adoption for ASU 2020-04 will have on its financial statements.

In June 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain convertible instruments, amends guidance on derivative scope exceptions for contracts in an entity’s own equity and modifies the guidance on diluted earnings per share calculations as a result of these changes. The new guidance will become effective for the Company on January 1, 2024, with early adoption permitted. The Company is currently evaluating the impact that the adoption for ASU 2020-06 will have on its financial statements.

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CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

3. Fair Value Measurements

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2020
(in thousands)	Total	Level 1	Level 2	Level 3
Assets
Cash equivalents:
Money market funds	$7,205	$7,205	$—	$—

Total assets	$7,205	$7,205	$—	$—

Liabilities
Warrant liability	$—	$—	$—	$—
Derivative liability	—	—	—	—

Total liabilities	$—	$—	$—	$—

	December 31, 2019
(in thousands)	Total	Level 1	Level 2	Level 3
Assets
Cash equivalents:
Money market funds	$1,628	$1,628	$—	$—

Total Assets	$1,628	$1,628	$—	$—

Liabilities
Warrant liability	$551	$—	$—	$551
Derivative liability	65,006	—	—	65,006

Total liabilities	$65,557	$—	$—	$65,557

During the years ended December 31, 2020 and 2019, there were no transfers between levels.

As of December 31, 2020 and 2019, the Company’s cash equivalents consisted of money market funds, classified as Level 1 financial assets, as these assets are valued using quoted market prices in active markets without any valuation adjustment. There were no financial assets valued based on Level 2 inputs.

As of December 31, 2019, the Company had Level 3 financial liabilities that were measured at fair value on a recurring basis. The Company’s Warrant Liability and Derivative Liability (defined below) are carried at fair value, determined using Level 3 inputs in the fair value hierarchy as described below. As of December 31, 2020, the Warrant Liability and Derivative Liability were valued at zero.

The carrying amounts reported in the accompanying balance sheets for cash, accounts receivable, accounts payable and accrued expenses approximate their fair value based on the short-term nature of these instruments. The carrying value of long-term and short-term debt, taking into consideration debt discounts and related derivative instruments, is estimated to approximate fair value.

Warrant Liability

In conjunction with a previous loan agreement that was fully paid in 2017, certain lenders were granted warrants, or the Series D Warrants, to purchase a total of 183,438 shares of Series D Preferred Stock at an

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CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

3. Fair Value Measurements (cont.)

exercise price of $4.50 per share. The expiration date of the warrants will be the earlier of July 14, 2021 for 122,292 shares and April 9, 2023 for 61,146 shares, or three years from the effective date of a registration statement for an initial public offering of the Company’s stock. No warrants were exercised during the years ended December 31, 2020 and 2019.

The warrant is a freestanding financial instrument that requires the Company to transfer equity instruments upon exercise by the warrant holder at a strike price equal to the issuance price of the underlying preferred stock (the “Warrant Liability”). The valuation of the warrant liability was determined with the assistance of an independent valuation firm which utilized the hybrid method, a hybrid valuation between a probability-weighted expected return model (“PWERM”) and an option pricing model (“OPM”). The hybrid method estimates probability-weighted values across multiple scenarios, but uses the OPM to estimate the allocation of value within one or more of those scenarios. Weighting allocations are assigned to the OPM and PWERM methods factoring possible future liquidity events. Specifically, for each exit event date and exit scenario, the OPM method was utilized to estimate the Series D Preferred Stock value per share. The fair value was determined using Level 3 inputs. The warrants to purchase preferred stock are remeasured at each reporting and settlement date. Changes in fair value for each reporting period are recognized in other income (expense) in the statements of operations. A change in the assumptions related to the valuation of the Warrant Liability could have a significant impact on the value of the obligation.

The following table sets forth a summary of changes in the fair value of the Company’s warrant liability (in thousands):

Balance at December 31, 2018	$689
Change in fair value of warrants	(138)

Balance at December 31, 2019	$551
Change in fair value of warrants	(551)

Balance at December 31, 2020	$—

As the fair value of Series D Preferred Stock at December 31, 2020 was less than the Series D Preferred Stock issuance price of $4.50, the fair value of the Series D warrants was reduced to zero.

Derivative Liability

From 2016 through 2020, the Company entered into convertible notes purchase agreements with related parties for a total aggregate borrowing amount of $61.3 million (see Note 7, Debt). The convertible notes contain various conversion features including mandatory conversion upon the occurrence of a qualified financing at a 20% discount or shares of Series D Preferred Stock at the Series D Preferred Stock issuance price of $4.50. Upon the occurrence of a non-qualified financing, the noteholders have the option to convert at the same terms as described above for a qualified financing. The Company determined that the acquisition premium and the qualified and non-qualified financing conversion features were embedded derivative instruments requiring bifurcation as separate liabilities with a corresponding debt discount.

The derivative liability is a freestanding financial instrument that requires the Company to transfer equity instruments upon exercise by the noteholders. The derivative liability was initially recorded as a liability at fair value, with a corresponding debt discount, which was amortized to interest expense using the effective interest rate method over the term of the related notes. The valuation of the derivative liability was determined with the

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

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CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

3. Fair Value Measurements (cont.)

assistance of an independent valuation firm utilizing a probability-weighted expected return model (“PWERM”), which estimates the value based on probability-weighted present value of potential future liquidity events, with an allocation of probabilities applied to each scenario. Future liquidity event scenarios for the Convertible Notes as of December 31, 2019 included an acquisition event prior to expected FDA approval, an IPO prior to expected FDA approval, an acquisition event after expected FDA approval and an IPO after expected FDA approval, and only two scenarios as of December 31, 2020 which were an acquisition event after expected FDA approval and an IPO after expected FDA approval. The fair value was determined using Level 3 inputs. The derivative liability is remeasured at each reporting and settlement date. Changes in fair value for each reporting period are recognized in other income (expense) in the statements of operations. A change in the assumptions related to the valuation of the derivative liability could have a significant impact on the value of the obligation.

The following table sets forth a summary of changes in the fair value of the Company’s derivative liability (in thousands):

Balance at December 31, 2018	$50,020
2019 Notes issued	14,861
Change in fair value of derivative	125

Balance at December 31, 2019	$65,006
2020 Notes issued	1,334
Change in fair value of derivative	(66,340)

Balance at December 31, 2020	$—

As the fair value of Series D Preferred Stock at December 31, 2020 was less than the Series D Preferred Stock issuance price of $4.50, the fair value of the derivative liability related to the Company’s convertible notes was reduced to zero.

4. Inventory

Inventory consisted of the following as of December 31, 2020 and 2019 (in thousands):

	December 31,
	2020	2019
Raw material	$4,225	$94
Work-in-process	—	4,664
Finished goods	1,632	2,203

Total	$5,857	$6,961

As of December 31, 2020, the Company recorded a reserve for inventory obsolescence of $7.8 million, with a corresponding charge to cost of product sales. The charge was estimated based on an analysis of the remaining shelf life of the Company’s inventory at the time that inventory is forecasted to be sold.

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CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

5. Property and Equipment, net

Property and equipment consisted of the following as of December 31, 2020 and 2019 (in thousands):

	December 31,
	2020	2019
Office equipment and computer hardware	$99	$96
Furniture and fixtures	109	51

Total property and equipment	208	147
Less accumulated depreciation	(144)	(126)

Property and equipment, net	$64	$21

Depreciation expense for the years ended December 31, 2020 and 2019 was approximately $18 thousand and $4 thousand, respectively.

6. Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 31,
	2020	2019
Selling and marketing costs	$3,468	$698
Employee compensation and related benefits	1,090	569
Other research costs	—	61
Professional Fees	73	426
Other	—	13

Total	$4,631	$1,767

7. Debt

Convertible Notes

From 2016 to 2020, the Company issued several convertible notes (the “Convertible Notes”) pursuant to which the Company borrowed an aggregate of $61.3 million from existing investors and related parties. All Convertible Notes accrue interest at a rate of 8% compounded daily and have a maturity date of March 1, 2025.

The Company had the following convertible notes outstanding as of December 31, 2020 (in thousands):

Issuance Year	Aggregate Borrowing Amount
2016	$18,000
2017	14,000
2018	9,300
2019	18,389
2020	1,611

Total	$61,300

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CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

7. Debt (cont.)

The Convertible Notes contain various conversion features. Upon the occurrence of a qualified financing, the Convertible Notes plus accrued interest mandatorily converts, to shares issued in the qualified financing, as defined in the notes, at a 20% discount, or into shares of Series D Preferred Stock at the Series D Price of $4.50 per share. Upon the occurrence of a non-qualified financing, the noteholders have the option to convert at the same terms as described above for a qualified financing. At maturity, the noteholders also have an option to convert at the terms described above for a qualified or non-qualified financing. If the Company completes a strategic transaction and the Convertible Notes have not been previously converted, noteholders will automatically receive an acquisition premium of the greater of a) the sum of (i) 1.5 times the principal amount of the Convertible Notes and (ii) accrued and unpaid interest thereon, or b) the amount that would have been payable to the noteholders if such notes had been converted to shares of Series D Preferred Stock at the Series D price immediately prior to the close of such strategic transaction.

The Company determined that the acquisition premium and the qualified and non-qualified financing conversion features were embedded derivative instruments requiring bifurcation as separate liabilities with a corresponding debt discount (see Note 3, Fair Value Measurements). The debt discount was amortized to interest expense using the effective interest rate method over the term of the Convertible Notes.

During the year ended December 31, 2020, pursuant to the executed amendment of the Convertible Notes, the Company and certain lenders agreed to extend or further extend the maturity dates of the Convertible Notes to March 1, 2025. The amendment only modified the maturity date, no other terms, and accordingly was deemed administrative in nature as it was not intended to change any of the economic terms between parties. As such the extension of the maturity dates was deemed to be a modification of the Convertible Notes and modification accounting was applied. The Company calculated the remaining debt discount for each of the Convertible Notes and adjusted the effective interest rate to amortize the remaining debt discount over the adjusted remaining life of the Convertible Notes.

The carrying value of the Company’s Convertible Notes is as follows (in thousands):

	December 31,
	2020	2019
Principal amount	$61,300	$59,689
Accrued and unpaid interest	17,287	11,230
Unamortized debt discount	(676)	—

Total	$77,911	$70,919

The Company recognized interest expense of $6.1 million and $4.5 million during the years ended December 31, 2020 and 2019, respectively.

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CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

7. Debt (cont.)

Senior Secured Notes

The carrying value of the Company’s senior secured notes is as follows (in thousands):

December 31, 2020
Principal amount	$50,000
Accrued and unpaid interest	1,278
Unamortized debt discount	(9,376)

Total	$41,902

On March 12, 2020, the Company issued and sold senior secured notes to certain lenders not related to the Company. The aggregate principal amount of the senior secured notes was $50.0 million and the Company received $42.7 million in net proceeds after deducting transaction expenses of $4.4 million and prepaid interest of $2.9 million. The senior secured notes bear interest at 12.5% and specify semiannual payments on March 1 and September 1 and have a maturity date of March 1, 2025. The first two years provide for interest-only payments and the final three years amortize the principal balance at $15.0 million, $15.0 million and $20.0 million, respectively. The senior secured notes are governed by an indenture, dated as of March 12, 2020, between the Company and the investors. The interest rate will increase to 14.50% for overdue installments in the event of default. In addition to liquidation preference, the senior secured notes contain a lien on all assets of the Company.

Future principal payments of the senior secured notes are as follows (in thousands):

Years ending December 31,	Amount
2021	$—
2022	7,500
2023	15,000
2024	17,500
2025	10,000

Total	$50,000

The senior secured notes also have a detachable royalty feature under which the lenders receive a royalty of 0.56% to 1.67% on net sales beginning in 2021, with the royalty obligation continuing until the lenders receive total royalty payments of approximately $24.2 million. The value assigned to royalty rights is recorded as a debt discount to the Notes and is amortized to interest expense over the life of the notes. The royalty obligation had a fair value of $7.9 million at issuance in March of 2020. The lenders have a security interest in the assets and intellectual property of the Company. Since the royalty rights are tied to Clarus’ net sales of JATENZO, such royalty rights are not subject to treatment as a derivative instrument and thus do not need to be periodically measured and marked to market. Proceeds were used to finance the commercial launch of JATENZO. Refer to the section below for the accounting treatment of the royalty obligation.

In connection with the senior secured notes, the Company entered into an indenture stating that the Company would maintain cash and cash equivalents in the amount of at least $10.0 million as of the last day of each calendar month, commencing on March 31, 2020. As of December 31, 2020, the Company was unable to maintain cash and cash equivalents of $10.0 million, and such breach of the indenture resulted in a default and the negotiation of a forbearance agreement noted below.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

7. Debt (cont.)

Forbearance Agreement

On March 17, 2021, the Company entered into a forbearance agreement with noteholders in relation to the senior secured notes. The Company was unable to and did not pay interest of $3.1 million due on March 1, 2021. If the Company is unable to secure the funds to repay its debt as of March 31, 2021, all investors have the right to exercise all remedies available under the indenture to receive the funds due.

Under the forbearance agreement, in exchange for the investors’ agreement not to exercise their rights to retrieve the funds owed, the Company was required to maintain cash and cash equivalents of at least $2.5 million amongst other financial budgeting and reporting requirements until consummation of the Business Combination. Under the forbearance agreement, the forbearance period would automatically terminate if certain conditions, including the execution of the merger agreement, did not occur on or prior to April 15, 2021 (see Note 15, Subsequent Events). The noteholders have also agreed to provide additional capital under certain circumstances to the Company for operations up to $10.0 million until such time of the proposed business combination transaction.

On April 14, 2021, the Company entered into a written consent to update the terms of its forbearance agreement. Per the written consent, the forbearance period would not be terminated on April 15, 2021, provided that the Company, amongst other things, executed the merger agreement and provided financial reporting requirements by April 27, 2021.

Royalty Obligation

The Company periodically assesses the estimated royalty payments related to the senior secured notes to the lender and to the extent such payments are greater or less than its initial estimates or the timing of such payments is materially different than its original estimates, the Company will prospectively adjust the accretion of interest on the royalty obligation. There are a number of factors that could materially affect the amount and the timing of royalty payments, most of which are not within the Company’s control. Such factors include, but are not limited to, the rate of JATENZO prescriptions, the number of doses administered, the introduction of competing products, manufacturing or other delays, patent protection, adverse events that result in governmental health authority-imposed restrictions on the use of the drug products, and sales never achieving forecasted numbers, which would result in reduced royalty payments and reduced non-cash interest expense over the life of the royalty obligation. To the extent future royalties result in an amount less than the liability, the Company is not obligated to fund any such shortfall.

The Company records estimated royalties due for the current period in accrued other expenses until the payment is received from the customer, at which time the Company then remits payment to the lenders. In order to determine the accretion of the royalty obligation, the Company is required to estimate the total amount of future royalty payments to be received and submitted to the lenders. The sum of these amounts less the proceeds the Company received will be recorded as interest expense over the life of the royalty obligation. As of December 31, 2020, the Company’s estimate of its total interest expense resulted in an annual effective interest rate of approximately 32.3%.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

7. Debt (cont.)

The following table shows the activity of the royalty obligation since the transaction inception through December 31, 2020:

December 31, 2020
Value assigned to royalty obligation at inception	$7,211
Non-cash interest expense recognized	2,051

Royalty obligation — ending balance	$9,262

PPP Loan

In March of 2020, the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) was enacted to, among other provisions, provide emergency assistance for individuals, families and businesses affected by the COVID-19 pandemic. The CARES Act includes a Paycheck Protection Program (“PPP”) administered through the Small Business Association (“SBA”). Under the PPP, beginning April 3, 2020, small businesses and other entities and individuals could apply for loans from existing SBA lenders and other approved regulated lenders that enroll in the program, subject to numerous limitations and eligibility criteria.

In April of 2020, the Company received an unsecured loan of $0.5 million from the SBA. After considering further guidance issued by SBA, the Company elected to repay the loan in full in May of 2020 with no interest due under safe harbor provisions of the CARES Act.

8. Redeemable Convertible Preferred Stock

There were no shares of redeemable convertible preferred stock issued during the years ended December 31, 2020 and December 31, 2019 As of December 31, 2020, and 2019, preferred stock consisted of the following (in thousands, except for share data):

	December 31, 2020
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Value	Common Stock Issuable Upon Conversion
Series A Preferred Stock	2,500,000	2,500,000	$9,170	$9,170	2,500,000
Series B Preferred Stock	5,066,637	5,066,637	15,118	15,118	5,066,637
Series C Preferred Stock	9,438,744	9,438,744	20,057	20,057	9,438,744
Series D Preferred Stock	36,335,255	19,751,117	153,850	153,850	19,751,117

Total	53,340,636	36,756,498	$198,195	$198,195	36,756,498

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

8. Redeemable Convertible Preferred Stock (cont.)

	December 31, 2019
	Preferred Stock Authorized	Preferred Stock Issued and Outstanding	Carrying Value	Liquidation Value	Common Stock Issuable Upon Conversion
Series A Preferred Stock	2,500,000	2,500,000	$8,491	$8,491	2,500,000
Series B Preferred Stock	5,066,637	5,066,637	13,998	13,998	5,066,637
Series C Preferred Stock	9,438,744	9,438,744	18,571	18,571	9,438,744
Series D Preferred Stock	36,335,255	19,751,117	142,453	142,453	19,751,117

Total	53,340,636	36,756,498	$183,513	$183,513	36,756,498

The following is a summary of the rights and preferences of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock (collectively, “Preferred Stock”) are as follows:

Conversion — Each share of Preferred Stock is convertible into common stock, upon approval of the holders of at least 65% of the preferred shares, on a share-for-share basis to be adjusted for the effect of any stock splits or reverse splits, subject to certain antidilution adjustments, are entitled to vote together with the common stockholders as one class and are entitled to separate votes on certain matters. Preferred Stock automatically converts on a share-for-share basis into shares of common stock upon the closing of a qualified IPO.

Dividends — Preferred stockholders are entitled to receive an annual, cumulative 8% dividend, when and if declared by the Board of Directors. No dividends have been declared through December 31, 2020. For the years ended December 31, 2020, and 2019, there were $14.7 million and $13.6 million of accrued and unpaid dividends, respectively.

Liquidation Preference — Upon liquidation, dissolution, or winding up of business, the holders of the Preferred Stock are entitled to receive a liquidation preference in priority over the holders of common stock, at an amount per share equal to their original purchase price of $1.82 per share for Series A Preferred Stock and Series B Preferred Stock, $1.50 per share for Series C Preferred Stock and $4.50 for Series D Preferred Stock, plus accumulated dividends. Upon liquidation, the Company’s remaining assets will be distributed to Preferred Stockholders in the following order: Series D Preferred Stock, Series C Preferred Stock, Series B Preferred Stock, Series A Preferred Stock. When holders of preferred stock are satisfied in full, any excess assets available for distribution will be allocated ratably among common stockholders based on their pro rata shareholdings. Upon a deemed liquidation event, as defined, holders have the option to redeem their shareholding at the liquidation payment amounts summarized above.

Redemption — Holders of at least 65% of the then outstanding preferred shares, voting together as a separate class, may require the Company to redeem all outstanding shares of Preferred Stock upon the earlier of (a) September 9, 2016 (in which case such shares of Preferred Stock shall be redeemed by the Company in three equal annual installments), and (b) the occurrence of any redemption event. A redemption event shall mean the breach by the Company of any material term of its Certificate of Incorporation or any material provision of the related securities purchase agreement, the stockholders’ agreement or the registration rights agreement. To date holders have not required redemption of the Preferred Stock.

Voting Rights — Preferred Stock and common stock generally vote together as one class on an as-converted basis; however, common stock voting rights on certain matters are subject to the powers, preferences, and rights

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

8. Redeemable Convertible Preferred Stock (cont.)

of the Preferred Stock. The holders of Series C Preferred Stock are entitled to elect three directors to the Company’s board of directors and the holders of Series D Preferred Stock are entitled to elect one director to the Company’s board of directors. Certain actions, such as mergers, acquisition, liquidation, dissolution, wind up of business, and deemed liquidation events, must be approved by the holders of at least 65% of outstanding shares of Series D Preferred Stock.

9. Common Stock

The Company was authorized to issue up to 56,593,539 shares of common stock with a $0.001 par value per share as of December 31, 2020.

The voting, dividend and liquidation rights of the holders of the Company’s common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock as set forth above.

The holders of common stock are entitled to one vote for each share of common stock. Subject to the payment in full of all preferential dividends to which the holders of the Preferred Stock are entitled, the holders of common stock shall be entitled to receive dividends out of funds legally available. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, after the payment or provision for payment of all debts and liabilities of the Company and all preferential amounts to which the holders of Preferred Stock are entitled with respect to the distribution of assets in liquidation, the holders of common stock shall be entitled to share ratably in the remaining assets of the Company available for distribution.

As of December 31, 2020, and 2019, the Company has reserved the following shares of common stock for the potential conversion of outstanding preferred stock and exercise of stock options:

	December 31,
	2020	2019
Preferred stock, as converted	36,756,498	36,756,498
Options to purchase common stock	3,814,659	2,307,640
Series D warrants	183,438	183,438
Remaining shares reserved for future issuance	1,350,481	3,156,710

Total	42,105,076	42,404,286

10. Stock-Based Compensation

2004 Stock Incentive Plan

Effective February 13, 2004, the Company adopted the Clarus Therapeutics 2004 Stock Incentive Plan (the “2004 Plan”). The 2004 Plan was amended on January 28, 2011 to increase the number of shares of the Company’s common stock reserved for issuance to employees, directors, and consultants to 1,529,936 shares. Options granted under the 2004 Plan may be incentive stock options or non-statutory stock options. Restricted stock awards may also be granted under the 2004 Plan. Incentive stock options may only be granted to employees. Options generally vest over a four-year period. The exercise price of incentive stock options shall be not less than 100% of the fair market value per share of the Company’s Common Stock on the grant date. As of December 31, 2020, only incentive stock options to employees have been awarded under the 2004 Plan. The awards granted under this plan generally vest over a four-year period and have a 10-year contractual term.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

10. Stock-Based Compensation (cont.)

2014 Stock Option and Incentive Plan

Effective February 13, 2014, the Company adopted the Clarus Therapeutics 2014 Stock Option and Incentive Plan (the “2014 Plan”) and reserved 1,000,000 shares of Common Stock for the issuance of awards under the 2014 Plan. The 2014 Plan permits the Company to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, unrestricted stock awards, cash-based awards, performance share awards and dividend equivalent rights. To qualify as incentive options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders. All full-time and part-time officers, employees, non-employee directors and other key persons, including consultants and prospective employees, are eligible to participate in the 2014 Plan, subject to the sole discretion of the administrator. On December 15, 2017, April 17, 2019 and again on December 18, 2020, the 2014 Plan was amended, increasing the total shares of Common Stock reserved for issuance by 416,500, 26,140, and 3,000,000 shares, respectively, for a total of 4,442,640 shares of Common Stock available for award in the 2014 Plan. As of December 31, 2020, no shares of common stock were available for future grants under the 2014 Plan. Once the 2014 Plan was adopted, no further options were awarded under the 2004 Plan. The awards granted under this plan generally vest over a four-year period and have a 10-year contractual term.

Stock Options

The following table summarizes stock option activity under the Plans:

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Aggregate intrinsic value
Outstanding as of December 31, 2019	2,307,640	$1.70	5.1	$—
Granted	1,806,229	2.69
Exercised	—	—
Cancelled	(142,500)	1.49
Forfeited	(156,710)	1.98

Outstanding as of December 31, 2020	3,814,659	$2.17	6.8	$—

Options vested and exercisable as of December 31, 2020	2,320,686	$1.86	6.9	$—

The weighted average grant-date fair value of stock options granted in 2020 and 2019 was $1.26 per share and $1.59 per share, respectively. The total fair value of stock options vested during the years ended December 31, 2020 and 2019 was $0.8 million and $0.4 million, respectively.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

10. Stock-Based Compensation (cont.)

The fair value was estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions:

	Years Ended December 31,
	2020	2019
Expected volatility	59.66%	58.13%
Weighted-average risk-free interest rate	1.59%	2.58%
Expected dividend yield	0.00%	0.00%
Expected term (in years)	4.00	4.00

Stock-Based Compensation Expense

Stock-based compensation expense is as follows (in thousands):

	Years Ended December 31,
	2020	2019
Selling and marketing	$183	$—
Research and development	189	108
General and administrative	453	251

Total stock-based compensation expense	$825	$359

As of December 31, 2020, there was $0.6 million of unrecognized stock-based compensation expense related to unvested stock options, which is being recognized over a period of 1.14 years.

11. Income Taxes

No provision for federal or state income taxes was recorded during the years ended December 31, 2020 and 2019, as the Company incurred operating losses and maintains a full valuation allowance against its net deferred tax assets. The reported amount of income tax benefit for the years ended December 31, 2020 and 2019 differs from the amount that would result from applying domestic federal statutory rates to pretax losses primarily because of changes in the valuation allowance, state taxes, and the generation of research and development credits.

A reconciliation of the Company’s statutory income tax rate to the Company’s effective income tax rate is as follows (in thousands):

	Year Ended December 31,
	2020		2019
Income at U.S. statutory rate	$912	21.00%	$(8,746)	21.00%
State taxes, net of federal benefit	(1,583)	-36.45%	(1,171)	2.81%
Change in fair value	(14,047)	-323.39%	—	0.00%
Interest expense	1,410	32.46%	5,009	-12.03%
Stock compensation	127	2.93%	1,139	-2.73%
Permanent differences	6	0.13%	3	-0.01%
Valuation allowance	13,175	303.32%	3,561	-8.55%
Other	—	0.00%	205	-0.49%

	$—	0.00%	$—	0.00%

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

11. Income Taxes (cont.)

The net deferred income tax asset balance related to the following (in thousands):

	Year Ended December 31,
	2020	2019
Deferred tax assets
Stock compensation	$64	$12
Accruals and other	4,151	1,060
Debt discount	483	—
Royalty liability	2,272	—
Net operating loss carryforwards	51,918	44,641
Tax credits	6,774	6,774

Total deferred tax assets	65,662	52,487
Less: valuation allowance	(65,662)	(52,487)

Deferred tax assets, net	$—	$—

At December 31, 2020, the Company had approximately $189.2 million and $169.1 million of federal and state net operating loss (“NOL”) carryforwards, respectively. Approximately $134.9 million of the federal NOL and $124.1 million of the state NOL was generated prior to the 2018 tax year. As a result, these net operating loss carryforwards will expire, if not utilized, between 2021 and 2037 for federal and state income tax purposes. As a result of the Tax Cuts and Jobs Act, federal NOLs generated in tax years ending after December 31, 2017 are limited to a deduction of 80% of the taxpayer’s taxable income. Furthermore, the post 2017 NOLs are subject to an indefinite carryforward period; therefore, $54.4 million of federal NOL generated after 2017 may be carried forward indefinitely. As it pertains to the approximately $45.0 million of state NOLs generated after 2017, not all states have conformed to the Act; therefore, the NOL expiration will vary based on the state. The Company also has federal tax credits of $6.7 million, which begin to expire in 2024 and state tax credits of $0.1 million which begin to expire in 2021.

Future realization of the tax benefits of existing temporary differences and net operating loss carryforwards ultimately depends on the existence of sufficient taxable income within the carryforward period. As of December 31, 2020 and 2019, the Company performed an evaluation to determine whether a valuation allowance was needed. The Company considered all available evidence, both positive and negative, which included the results of operations for the current and preceding years. The Company determined that it was not possible to reasonably quantify future taxable income and determined that it is more likely than not that all of the deferred tax assets will not be realized. Accordingly, the Company maintained a full valuation allowance as of December 31, 2020 and 2019.

The Company’s valuation allowance for the year ended December 31, 2020 and 2019 is as follows (in thousands):

	Year Ended December 31,
	2020	2019
Valuation allowance at beginning of year	$52,487	$48,926
Increases recorded to income tax provision	13,175	3,561

Valuation allowance at the end of year	$65,662	$52,487

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

11. Income Taxes (cont.)

Under Internal Revenue Code Section 382, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income may be limited. We have not completed a study to assess whether an “ownership change” has occurred or whether there have been multiple ownership changes since we became a “loss corporation” as defined in Section 382. Future changes in our stock ownership, which may be outside of our control, may trigger an “ownership change.” In addition, future equity offerings or acquisitions that have equity as a component of the purchase price could result in an “ownership change.” If an “ownership change” has occurred or does occur in the future, utilization of the NOL carryforwards or other tax attributes may be limited, which could potentially result in increased future tax liability to us.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations for both federal taxes and the many states in which we operate or do business in. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal and state jurisdictions, where applicable. The earliest tax years that remain subject to examination by jurisdiction is 2017 for both federal and state. However, to the extent the Company utilizes net operating losses from years prior to 2017, the statute remains open to the extent of the net operating losses or other credits are utilized. The resolution of tax matters is not expected to have a material effect on the Company’s financial statements.

12. Commitments and Contingencies

Lease Commitments

The Company leases office space in Northbrook, Illinois and Murfreesboro, Tennessee under non-cancelable operating leases which expire on December 31, 2021 and September 30, 2022, respectively. Total rent expense under the lease agreements was $0.2 million and $0.1 million for the years ended December 31, 2020 and 2019, respectively.

A summary of the Company’s future minimum lease payments required under non-cancellable lease agreements is as follows (in thousands):

Years ending December 31,	Amount
2021	$95
2022	16
2023	—
2024	—
2025	—

Total	$111

Purchase Obligation

In July of 2009, the Company entered into a commercial manufacturing agreement, as amended, with Catalent Pharma Solutions, LLC (the “Catalent Agreement”). Pursuant to the terms of the Catalent Agreement,

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

12. Commitments and Contingencies (cont.)

the Company must make minimum annual purchases of JATENZO equal to 7.0 million softgels, through the initial term, or March 2025. Any shortfall between the minimum annual purchase quantities and actual purchases will be multiplied by a unit price, as defined in the Catalent Agreement, and paid to Catalent within 30 days of any year-end that the minimum purchase requirement is not met. The Company has not made any payments to Catalent as a result of a shortfall in minimum purchase quantities. The Catalent Agreement renews automatically for two-year periods and either party may terminate the contract upon twelve months written notice. Purchases under the Catalent Agreement were $3.2 million and $5.8 million during 2020 and 2019, respectively.

The Company entered into a product supply agreement with Pharmacia & Upjohn Company LLC, or Pfizer (the “Pfizer Agreement”), effective January 1, 2021. Pursuant to the terms of the Pfizer Agreement, the Company must make minimum annual purchases of testosterone undecanoate equal to 2,000 kilograms per year, through the initial term, or January 2024. If there is a shortfall between the minimum annual purchase quantities and actual purchases, the difference between the minimum annual purchase amount and actual purchases will be paid to Pfizer by the Company. Purchases under the Pfizer Agreement are expected to be approximately $1.8 million per year, over the life of the contract.

Legal Proceedings

From time to time, in the ordinary course of business, the Company is subject to litigation and regulatory examinations as well as information gathering requests, inquiries and investigations.

On April 2, 2019, an action for patent infringement was filed against the Company by Lipocine Inc. (“Lipocine”) in the U.S. District Court for the District of Delaware. The lawsuit (Civil Action No. 19-622) seeks a declaratory judgement of infringement under 35 U.S.C. § 271(a)-(c) arising from the Company’s intent to market and sell JATENZO, based on the FDA’s approval of JATENZO in March 2019. Lipocine currently alleges that the Company has infringed certain claims in each of four U.S. Patents: U.S. Patent No. 9,034,858, U.S. Patent No. 9,205,057, U.S. Patent No. 9,480,690 and U.S. Patent No. 9,757,390. Lipocine seeks reasonable royalty monetary damages, pre-judgment interest, post-judgment interest, and attorneys’ fees, and costs and disbursements, and injunctive relief. While the Company believes its defenses are strong, patent litigation is inherently risky and uncertain. In the event this litigation is not resolved in the Company’s favor, it may need to obtain a license from Lipocine. Such a license may not be available or may be available only on terms not favorable to the Company. This could have a material adverse effect on Clarus.

Clarus has asserted defenses of noninfringement, invalidity under 35 U.S.C. §§ 103 and 112, as well as inequitable conduct. The Company’s motion for summary judgment of invalidity under Section 112 was argued in January 2021 and is awaiting decision. A hearing has been scheduled before the presiding judge on May 14, 2021 to address questions he has that are pertinent to the summary judgement of motion. The lawsuit is otherwise ready for trial, but no trial date has been set due to court delays arising from the COVID-19 pandemic.

On January 4, 2021, an interference (No. 106,128) was declared by the U.S. Patent and Trademark Office between our U.S. Patent Application No. 16/656,178 and Lipocine’s U.S. Patent Application No. 16/818,779. This proceeding (Interference No. 106,128 (DK)) is currently pending. The claims at issue in the interference cover uses of JATENZO and TLANDO. The involved Lipocine patent application, however, contains claims the Company believes cover the use of TLANDO and not JATENZO. The Company believes that it would not need a license from Lipocine, nor that it would be liable for any damages, based solely on the outcome of the pending interference. There is also risk that other interference proceedings could be declared that involve Lipocine patent applications and/or patents and claims that cover JATENZO interference. And while two interferences were previously decided against the Company, Lipocine has not tried to assert patent claims issued to it as a result of

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

12. Commitments and Contingencies (cont.)

prevailing in those interferences against the Company, and Clarus believes these claims do not cover JATENZO. In the event the Company’s beliefs turn out to be incorrect, or future declared interferences involving claims that cover JATENZO are not resolved in its favor, Clarus may need to obtain a license from Lipocine. Such a license may not be available or may be available only on terms not favorable to the Company. This could also have a material adverse effect on the Company.

13. Net Loss per Share

The Company’s potentially dilutive securities, which include preferred stock and stock options, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same. The Company excluded the following shares from the computation of diluted net loss per share attributable to common stockholders as of December 31, 2020 and 2019 because including them would have had an anti-dilutive effect:

	December 31,
	2020	2019
Redeemable convertible preferred stock	36,756,497	36,756,497
Options to purchase common stock	3,814,659	2,307,640
Convertible notes(1)	17,313,456	15,759,821
Series D warrants	183,438	183,438

(1)	Convertible note shares are calculated using the Series D Preferred Stock issue price of $4.50 per share and includes interest accrued as of December 31, 2020 and 2019.

14. Related Party Transactions

During the year ended December 31, 2020, a member of the Company’s board of directors, temporarily expanded his director duties as an executive director, at the request of the Company’s board of directors. As executive director, this member received a total of $0.1 million in consulting fees during the year ended December 31, 2020.

15. Subsequent Events

Issuance of Convertible Notes

In March and April of 2021, the Company entered into additional note purchase agreements (the “2021 Notes”) pursuant to which the Company borrowed an aggregate of $12.5 million from existing investors. Outstanding balances under the 2021 Notes accrue interest at a rate of 8%, compounded daily, and have a maturity date of September 1, 2025. The conversion features of the 2021 Notes are identical to the conversion features of the Convertible Notes.

Proposed Merger

On April 27, 2021, the Company executed a definitive merger agreement with Blue Water Acquisition Corporation (“Blue Water”, or “BLUW”), a Special Purpose Acquisition Company. Upon the completion of the proposed business combination transaction, the convertible noteholders and Series D Preferred Stock shareholders of Clarus will exchange their interests in Clarus for shares of common stock of continuing public company or Combined Entity. The proposed merger is expected to be accounted for as a “reverse

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CLARUS THERAPEUTICS, INC.

Notes to Financial Statements

15. Subsequent Events (cont.)

recapitalization” in accordance with U.S. GAAP. Under the reverse recapitalization model, the Business Combination will be treated as Clarus issuing equity for the net assets of BLUW, with no goodwill or intangible assets recorded. Under this method of accounting, Blue Water will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the merger, the Company’s stockholders are expected to have a majority of the voting power of the combined company, the Company will comprise all of the ongoing operations of the combined entity, the Company will comprise a majority of the governing body of the combined company, and the Company’s senior management will comprise all of the senior management of the combined company. As a result of the proposed merger, Blue Water will be renamed Clarus Therapeutics Holdings, Inc., or Combined Entity, and Clarus will become a wholly owned subsidiary of Combined Entity.

Blue Water is expected to receive net proceeds of approximately $198.2 million upon the closing of the proposed merger transaction, assuming no redemptions are affected by stockholders of Blue Water, and will operate under the current Clarus management team upon the closing of the proposed merger. In connection with the proposed merger, the Company’s convertible noteholders and senior secured noteholders agreed to provide $25.0 million in additional capital to the Company following the close of the merger. All such proceeds will convert to shares of Blue Water common stock at a price of $10.00 per share at the merger closing. The closing of the proposed merger is a precondition to the additional financing.

Subject to the terms of the merger agreement, at the effective time of the merger (the “Effective Time”), each share of Clarus’s redeemable convertible Series D Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into shares of the combined Company’s common stock and all principal and accrued interest under the Company’s Series D convertible notes shall convert into shares of common stock of the surviving entity, subject to adjustment in accordance with the exchange ratio. All other series of preferred stock, common stock and stock options will be cancelled and extinguished upon completion of the proposed merger. In addition, Clarus’s existing equity incentive plans will be terminated. Any unexpired, outstanding Series D Warrants will remain outstanding and become exercisable shares of common stock of the surviving entity, subject to adjustment in accordance with the exchange ratio.

The boards of directors of both Blue Water and Clarus have approved the proposed transaction. Completion of the transaction is expected to be in the third quarter of 2021, and is subject to, among other things, the approval by Blue Water’s shareholders, satisfaction of the conditions stated in the merger agreement and other customary closing conditions. There is no assurance that the transaction will be consummated.

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Shares

Clarus Therapeutics Holdings, Inc.

Common Stock

PRELIMINARY PROSPECTUS

Joint Bookrunners

Cantor	Oppenheimer & Co.

            , 2021

Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, paid or payable by us in connection with the sale of the shares of common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

AMOUNT
SEC registration fee	$
FINRA filing fee
Legal fees and expenses
Accounting fees and expenses
Printing and engraving expenses
Transfer agent and registrar fees and expenses
Miscellaneous fees and expenses

Total	$

Item 14. Indemnification of Directors and Officers.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

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Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Additionally, the Certificate of Incorporation, which became effective upon completion of the Business Combination, provides that no director of ours shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, the Certificate of Incorporation provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of ours shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Certificate of Incorporation further provides that any repeal or modification of such article by its stockholders or amendment to the DGCL will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

The Bylaws provide that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he or she is or was, or has agreed to become, the Company’s director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture or other enterprise (all such persons being referred to as an Indemnitee), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. The Bylaws also provide that we will advance expenses to Indemnitees in connection with a legal proceeding, subject to limited exceptions.

In connection with the Business Combination, we entered into indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the Certificate of Incorporation and the Bylaws.

We will also maintain a general liability insurance policy, which will cover certain liabilities of directors and officers of ours arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 15. Recent Sales of Unregistered Securities.

On June 30, 2020, Blue Water issued an aggregate of 1,437,500 Founder Shares to the Sponsor for an aggregate purchase price of $25,000 in cash, or approximately $0.017 per share. The number of Founder Shares issued was determined based on the expectation that such Founder Shares would represent 20% of the outstanding shares upon completion of the Blue Water IPO. The Founder Shares (including the Class A common stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder. The Founder Shares were issued pursuant to an exemption from registration contained in Section 4(a)(2) of the Securities Act.

On December 17, 2020, the Sponsor purchased an aggregate of 3,445,000 Placement Warrants for a purchase price of $1.00 per warrant, for an aggregate purchase price of $3,445,000, in a placement that occurred simultaneously with the closing of the Blue Water IPO. Each Placement Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $11.50 per share. The Placement Warrants (including the common stock issuable upon exercise thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder. The Placement Warrants were issued pursuant to an exemption from registration contained in Section 4(a)(2) of the Securities Act

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Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Item 16. Exhibits.

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

2.1+	Agreement and Plan of Merger, dated as of April 27, 2021, by and among Blue Water, Blue Merger Sub and Legacy Clarus (incorporated by reference to Annex A to the Proxy Statement/Prospectus filed by the Registrant on July 23, 2021).

3.1	Second Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Registrant on September 15, 2021).

3.2	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Registrant on September 15, 2021).

4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1/A1, filed by Blue Water Acquisition Corp. on November 30, 2020).

4.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1/A1, filed by Blue Water Acquisition Corp. on November 30, 2020).

5.1*	Opinion of Goodwin Procter LLP

10.1	Transaction Support Agreement, dated of April 27, 2021 by and among the Company, Legacy Clarus and the Legacy Clarus securityholders party thereto (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K, filed by Blue Water on May 3, 2021).

10.2	Form of Indemnification Agreement (Directors) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Registrant on September 15, 2021).

10.3	Form of Indemnification Agreement (Officers) (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Registrant on September 15, 2021).

10.4	Employment Agreement, dated September 9, 2021, by and between Clarus Therapeutics, Inc. and Robert E. Dudley (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Registrant on September 15, 2021).

10.5	Employment Agreement, dated September 9, 2021, by and between Clarus Therapeutics, Inc. and Richard Peterson( incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Registrant on September 15, 2021).

10.6	Employment Agreement, dated September 9, 2021, by and between Clarus Therapeutics, Inc. and Steven A. Bourne (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Registrant on September 15, 2021).

10.7	Employment Agreement, dated September 9, 2021, by and between Clarus Therapeutics, Inc. and Frank Jaeger (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Registrant on September 15, 2021).

10.8	Clarus Therapeutics Holdings, Inc. 2021 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 filed by the Registrant on September 30, 2021).

10.9	Forms of Award Agreements under the 2021 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.9 to the Current Report on Form 8-K filed by the Registrant on September 15, 2021).

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Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Description

10.10	Clarus Therapeutics Holdings, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 filed by the Registrant on September 30, 2021).

10.11	Office Lease, dated August 18, 2011 by and between Clarus Therapeutics, Inc. and MJH Northbrook LLC, as amended (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-4/A filed by Blue Water Acquisition Corp. on June 25, 2021).

10.12	Form of Warrant to Purchase Stock, issued April 2013, as amended (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-4/A filed by Blue Water Acquisition Corp. on June 25, 2021).

10.13†	Base Indenture, dated March 12, 2020 by and between Clarus Therapeutics, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form S-4/A filed by Blue Water Acquisition Corp. on June 25, 2021).

10.14	Supplemental Indenture No. 1, dated May 27, 2021 by and between Clarus Therapeutics, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form S-4/A filed by Blue Water Acquisition Corp. on July 19, 2021).

10.15	Supplemental Indenture No. 2, dated September 9, 2021 by and between Clarus Therapeutics, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 10.15 to the Current Report on Form 8-K filed by the Registrant on September 15, 2021).

10.16	Supplemental Indenture No. 3, dated September 28, 2021 by and between Clarus Therapeutics, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on September 29, 2021).

10.17	Softgel Commercial Manufacturing Agreement, dated July 3, 2009 by and between Clarus Therapeutics, Inc. and Catalent Pharma Solutions, LLC (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form S-4/A filed by Blue Water Acquisition Corp. on June 25, 2021).

10.18	Amendment No. 1 to Softgel Commercial Manufacturing Agreement, dated October 23, 2012 by and between Clarus Therapeutics, Inc. and Catalent Pharma Solutions, LLC (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form S-4/A filed by Blue Water Acquisition Corp. on June 25, 2021).

10.19	Amendment No. 2 to Softgel Commercial Manufacturing Agreement, dated November 12, 2012 by and between Clarus Therapeutics, Inc. and Catalent Pharma Solutions, LLC (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form S-4/A filed by Blue Water Acquisition Corp. on June 25, 2021).

10.20	Amendment No. 3 to Softgel Commercial Manufacturing Agreement, dated June 5, 2017 by and between Clarus Therapeutics, Inc. and Catalent Pharma Solutions, LLC (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form S-4/A filed by Blue Water Acquisition Corp. on June 25, 2021).

10.21	Commercial Packaging Agreement, dated June 26, 2014 by and between Clarus Therapeutics, Inc. and Packaging Coordinators, LLC (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form S-4/A filed by Blue Water Acquisition Corp. on June 25, 2021).

10.22	First Amendment to Commercial Packaging Agreement, dated January 14, 2019, by and between Clarus Therapeutics, Inc. and Packaging Coordinators, LLC (incorporated by reference to Exhibit 10.26 to the Registration Statement on Form S-4/A filed by Blue Water Acquisition Corp. on June 25, 2021).

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Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Description

10.23	Registration Rights Agreement, dated September 9, 2021, by and among the Company, Blue Water Sponsor LLC and Legacy Clarus securityholders party thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Registrant on September 15, 2021).

10.24	Form of Stockholder Lock-Up Agreement by and between the Company and the stockholder of Legacy Clarus party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed by Blue Water on May 3, 2021 and also included as Exhibit I to Annex A to the Proxy Statement/Prospectus).

10.25	Form of Lender Lock-Up Agreement by and between the Company and the noteholder of Legacy Clarus party thereto (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K, filed by Blue Water on May 3, 2021 and also included as Exhibit J to Annex A to the Proxy Statement/Prospectus).

10.26	Warrant Agreement, dated December 15, 2020, by and between Blue Water Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed by Blue Water Acquisition Corp. on December 21, 2020).

10.27	Promissory Note, dated June 30, 2020, issued to Blue Water Sponsor LLC (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1, filed by Blue Water Acquisition Corp. on September 3, 2020).

10.28	Letter Agreement, dated December 15, 2020, by and among Blue Water Acquisition Corp., its officers, directors and Blue Water Sponsor LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by Blue Water Acquisition Corp. on December 21, 2020).

10.29	Securities Subscription Agreement, dated June 30, 2020, between Blue Water Acquisition Corp. and Blue Water Sponsor LLC (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1, filed by Blue Water Acquisition Corp. on September 3, 2020).

10.30	Private Placement Warrant Purchase Agreement, dated December 15, 2020, between Blue Water Acquisition Corp. and Blue Water Sponsor LLC (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K, filed by Acquisition Corp. on December 21, 2020).

16.1	Marcum’s Letter to the Securities and Exchange Commission, dated September 15, 2021 (incorporated by reference to Exhibit 16.1 to the Current Report on Form 8-K filed by the Registrant on September 15, 2021).

21.1	List of Subsidiaries of Clarus Therapeutics Holdings, Inc. (incorporated by reference to Exhibit 21.1 to the Registration Statement on Form S-1 filed by the Registrant on September 30, 2021).

23.1*	Consent of Marcum LLP, independent registered public accounting firm of Blue Water.

23.2*	Consent of RSM US LLP, independent registered public accounting firm of Clarus Therapeutics Holdings, Inc.

23.3*	Consent of Goodwin Procter LLP (included as part of Exhibit 5.1).

24.1**	Power of Attorney (included on signature page of the Registration Statement).

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

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Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Description

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	To be filed by amendment.
**	Filed herewith.
†

Certain of the exhibits and schedules to this Exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

+	The schedules and exhibits to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.
#

Portions of this exhibit (indicated by brackets and asterisks) have been omitted because the registrant has determined that the information is both not material and is the type that the registrant treats as private or confidential.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that

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Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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Confidential Treatment Requested by Clarus Therapeutics Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Northbrook, State of Illinois on             , 2021.

CLARUS THERAPEUTICS HOLDINGS, INC.

Name: Robert E. Dudley, Ph.D.
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert E. Dudley and Richard Peterson, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

	President, Chief Executive Officer, and Director	, 2021
Robert E. Dudley, Ph.D.	(Principal Executive Officer)

	Chief Financial Officer	, 2021
Richard Peterson	(Principal Financial Officer and Principal Accounting Officer)

	Chairman of the Board	, 2021
Kimberly Murphy

	Director	, 2021
John Amory

	Director	, 2021
Elizabeth Cermak

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Signature	Title	Date

	Director	, 2021
Joseph Hernandez

	Director	, 2021
Mark Prygocki

	Director	, 2021
Alex Zisson

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